

HANMI FINANCIAL

2010 Annual Report

RENEWING OUR COMMITMENT

Hanmi Bank is a wholly owned subsidiary of Hanmi Financial Corporation (Nasdaq: HAFC). One of the leading community banks serving the multiethnic customers of California, Hanmi Bank provides high quality individual and corporate financial services.

FINANCIAL HIGHLIGHTS

(Dollars in Thousands, Except for Per Share Data)	*2010*	*2009*	*2008*	*2007*	*2006*
For the Year					
Net Interest Income					
Before Provision for Credit Losses	$ 105,874	$ 101,229	$ 134,401	$ 151,786	$ 153,243
Provision for Credit Losses	122,496	196,387	75,676	38,323	7,173
Non-Interest Income	25,406	32,110	32,854	40,006	36,963
Non-Interest Expense	96,805	90,354	195,027	189,929	77,313
Net Income (Loss)	$ (88,009)	$ (122,277)	$ (102,093)	$ (60,762)	$ 65,350
At Year End					
Total Assets	2,907,148	3,162,706	3,875,816	3,983,657	3,725,243
Net Loans	2,121,067	2,674,064	3,291,125	3,241,097	2,837,390
Total Deposits	2,466,721	2,749,327	3,070,080	3,001,699	2,944,715
Total Stockholders' Equity	173,256	149,744	263,915	370,556	486,370
Per Share Data:					
Earnings (Loss) Per Share – Basic	$ (0.93)	$ (2.57)	$ (2.23)	$ (1.27)	$ 1.34
Earnings (Loss) Per Share – Diluted	$ (0.93)	$ (2.57)	$ (2.23)	$ (1.27)	$ 1.32
Cash Dividends Per Share	$ –	$ –	$ 0.09	$ 0.24	$ 0.24
Book Value Per Share	$ 1.15	$ 2.93	$ 5.75	$ 8.08	$ 9.91
Financial Ratios					
Net Interest Margin	3.55%	2.84%	3.72%	4.39%	4.83%
Non-Performing Loans					
to Total Gross Loans	7.45%	7.77%	3.62%	1.66%	0.50%
Allowance for Loan Losses					
to Total Gross Loans	6.44%	5.14%	2.11%	1.33%	0.96%
Efficiency Ratio	73.74%	67.76%	116.60%	99.03%	40.65%
Return on Average Assets	(2.94%)	(3.29%)	(2.64%)	(1.56%)	1.81%
Return on Average Stockholders' Equity	(63.79%)	(54.17%)	(31.56%)	(12.33%)	14.26%
Selected Capital Ratios:					
Total Capital to Total					
Risk-Weighted Assets:					
Hanmi Financial	12.32%	9.12%	10.79%	10.65%	12.55%
Hanmi Bank	12.22%	9.07%	10.70%	10.59%	12.28%
Tier 1 Capital to Total					
Risk-Weighted Assets:					
Hanmi Financial	10.09%	6.76%	9.52%	9.40%	11.58%
Hanmi Bank	10.91%	7.77%	9.44%	9.34%	11.31%
Tier 1 Capital to Average Total Assets:					
Hanmi Financial	7.90%	5.82%	8.93%	8.52%	10.08%
Hanmi Bank	8.55%	6.69%	8.85%	8.47%	9.85%

DEAR FELLOW SHAREHOLDERS

It is with great pleasure that we write to you on behalf of the Board of Directors of Hanmi Financial Corporation. After three years of a severe recession, the Southern California economy has finally begun to show signs of recovery in 2011. The forecasts are continuing to predict that the recovery in Southern California will be moderate.* For Hanmi Bank, 2010 was truly a turning point, as we returned to profitability in the fourth quarter and then almost doubled those profits in the first quarter of 2011, due to the direct result of continuing improvement in credit quality.

"Credit metrics, which began to improve during the second quarter of 2010, continued improving as the year progressed."

While 2010 was a year of unprecedented challenges, Hanmi came through the economic crisis leaner, stronger and more innovative. Thanks to solid earnings in the fourth quarter and the capital raises we completed during 2010, we are once again deemed "well capitalized" for regulatory purposes. Our total risk-based capital at year-end was 12.32%, above the 10% minimum regulatory threshold. After two years of losses, we earned $5.3 million in the fourth quarter of 2010, and $10.4 million in the first quarter of 2011. For the full year in 2010, the loss was $88 million, or $0.93 per share, after taking $122 million in loan loss provisions over the course of the full year.

In an effort to strengthen our balance sheet and meet the regulatory capital requirement, we successfully raised $120 million capital in July of 2010. The $47 million in capital contributed by our existing shareholders and the $73 million raised from new investors made all the difference for our bank. This $120 million in new capital allowed us to continue to pursue our strategic objectives and serve the communities within our market areas.

The success of the summer capital raise was timely, as the regulatory approval for the $210 million investment by the Woori Finance Holdings stalled on both sides of the Pacific. Consequently, we have left the door open for Woori to invest with us, but the agreement with them is no longer exclusive. We are now in discussions with other capital sources and will keep you informed of our progress.



Credit metrics continued improving as the year progressed and into 2011. Non-performing assets, which consist of non-performing loans (excluding loans held for sale) and other real estate owned acquired through foreclosure ("OREO"), decreased 40% to $146.5 million, or 5.04% of total assets, from $244.3 million, or 7.72% a year ago. We have a three-pronged approach to improving credit quality and enhancing credit risk management systems:

- Our methodology for determining the appropriate level of reserves has been thoroughly reviewed and we are very conservative in our expectations for problem asset resolution.
- We are aggressively pursuing asset sales, both for bad loans and foreclosed properties.
- We are working with borrowers to provide viable workout solutions.

We are continuing to actively pursue the sale of problem assets at competitive discount rates to improve asset quality. During 2010, we sold 87 loans with a carrying value of $156.8 million and another 18 loans with a carrying value of $27.2 million in the first quarter of 2011. We are also clearing out OREO assets, which were down to $2.6 million from $4.1 million at the end of December 2010 and $22.4 million a year ago.

"We are well on our way to turn Hanmi around, regain the trust of our customers and strengthen our marketing platform."

Problem credit reduction continues to be a primary focus for us. We have increased our allowance for loan loss to cover 83% of the total dollar amount of our non-performing loans, up from 68% a year ago. As a result, we are better positioned to cover our problem loans without further impact on profitability.

We feel strongly that the worst is behind us from a credit quality standpoint, and feel good about our prospects for 2011 and beyond. We would like to emphasize that, while the credit quality improvement continues to be important, we are also focused on positioning Hanmi for healthy expansion in the months to come.

Consequently, we are initiating three new programs to improve our prospects for growth in both quality loans and core deposits.

We have engaged Shin-Soo Choo of the Cleveland Indians as Hanmi's marketing spokesperson for the next two years, along with new deposit products in order to revive our market presence and restore our strong brand identity.

We will continue to invest significantly in our capabilities by hiring talented bankers, providing extensive professional trainings, and enhancing loan origination, review, and monitoring procedures in order to continue to improve asset quality and produce good quality loans.

We have recently hired new managers with proven track records for our Private Banking, SBA, and Seattle Loan Production Office; we also have plans to realign our consumer loan department to reinvigorate residential mortgage and other consumer loans in the near future in order to diversify our loan portfolio and increase non-interest income.

Looking ahead, we are excited about potential growth opportunities in 2011 and hope to be in a position to expand our geographic reach outside of California in the future.

We are making a positive difference in the communities in our market areas, and are grateful for the unparalleled work, dedication and sacrifices of our 447 employees. Thank you all for your faith and trust in Hanmi. Everything we have accomplished is the result of the loyalty and support of our customers and shareholders. We look forward to continuously building Hanmi together throughout the many exciting years to come.



Sincerely,

Jay S. Yoo
President and Chief Executive Officer

Joseph K. Rho
Chairman of the Board of Directors

June 1, 2011

*This letter does not constitute an offer of any securities for sale. * Source: uclaforecast.com/contents/archive/2011/media_30911_1.asp*

CORPORATE INFORMATION

Officers

Jay S. Yoo
President and
Chief Executive Officer

Brian E. Cho
Executive Vice President and
Chief Financial Officer

J. H. Son
Executive Vice President and
Chief Credit Officer

Board of Directors

Joseph K. Rho
Chairman of the Board
Principal
J & S Investment

I Joon Ahn
Former Chairman of the Board

John (Jack) A. Hall

Paul Seon-Hong Kim

Joon Hyung Lee
Former Chairman of the Board
President
Root-3 Corporation

William J. Stolte

Jay S. Yoo
President and
Chief Executive Officer

Independent Public Accountant

KPMG, LLP
Los Angeles, California

Registrar and Transfer Agent

Computershare

Website

www.hanmi.com

Stock Listing

Nasdaq
Ticker symbol for
common stock "HAFC"

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

☐ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

Commission File Number: 000-30421

HANMI FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	**95-4788120**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
3660 Wilshire Boulevard, Penthouse Suite A Los Angeles, California	**90010**
(Address of Principal Executive Offices)	*(Zip Code)*

(213) 382-2200

(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 Par Value	**NASDAQ "Global Select Market"**

Securities Registered Pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2010, the aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $59,235,000. For purposes of the foregoing calculation only, in addition to affiliated companies, all directors and officers of the Registrant have been deemed affiliates.

Number of shares of common stock of the Registrant outstanding as of March 1, 2011 was 151,258,390 shares.

Documents Incorporated By Reference Herein: None.

EXPLANATORY STATEMENT TO FORM 10-K AMENDMENT

The purpose of this Annual Report on Form 10-K/A is to amend Part III, Items 10 through 14 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which was filed with the Securities and Exchange Commission (the "SEC") on March 16, 2011 (the "Original Filing"), to include information previously omitted from the Original Filing in reliance on General Instruction G to Form 10-K, which provides that registrants may incorporate by reference certain information from a definitive proxy statement filed with the SEC within 120 days after the end of the fiscal year, which involves the election of directors. The Company's definitive proxy statement will not be filed before April 30, 2011 (i.e., within 120 days after the end of the Company's 2010 fiscal year) pursuant to Regulation 14A. The reference on the Original Filing to the incorporation by reference of the registrant's definitive proxy statement into Part III of the Annual Report on Form 10-K is hereby deleted.

In addition, as required by Rule 12b-15 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), new certifications by our principal executive officer and principal financial officer are filed as exhibits to this Annual Report on Form 10-K/A under Item 15 of Part IV hereof.

For purposes of this Annual Report on Form 10-K/A, and in accordance with Rule 12b-15 under the Exchange Act, Items 10 through 14 and 15(a)(3) of our Original Filing have been amended and restated in their entirety. Except as stated herein, this Form 10-K/A does not reflect events occurring after the filing of the Original Filing and no attempt has been made in this Annual Report on Form 10-K/A to modify or updated other disclosures as presented in the Original Filing. Accordingly, this Form 10-K/A should be read in conjunction with our filings with the SEC subsequent to the filing of the Original Filing.

HANMI FINANCIAL CORPORATION

ANNUAL REPORT ON FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

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PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Board of Directors

Hanmi Financial's Certificate of Incorporation and Bylaws provide for a Board of Directors consisting of no less than five and no more than eleven Directors, the exact number within this range to be determined by the Board of Directors. Currently, the Board of Directors consists of the following seven members: I Joon Ahn; John A. Hall; Paul Seon-Hong Kim; Joon Hyung Lee; Joseph K. Rho; William Stolte; and Jay S. Yoo.

In addition to each director's professional experience outlined in the table below, the Company believes each member of the Board of Directors has other key attributes that are important to an effective Board: integrity and demonstrated high ethical standards; sound judgment; analytical skills; the ability to engage management and each other in a constructive and collaborative fashion; diversity of origin, background, experience, and thought; and the commitment to devote significant time and energy to service on the Board and its Committees.

None of the Directors or executive officers were selected or hired pursuant to any arrangement or understanding. There are no family relationships among the Directors or the executive officers of Hanmi Financial. As of the date hereof, no Director holds a directorship with a company that has a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act, or any company registered as an investment company under the Investment Company Act of 1940.

The following tables set forth information with respect to the Directors and executive officers of Hanmi Financial.

Name and Position	Age	Principal Occupation for Past Five Years and 10 Year Legal Proceedings	
I Joon Ahn, *Director*	71	*Principal Occupation:*	Retired; President, Ace's Fashion Company, a garment manufacturing company (1973 to 2001); Founder of Hanmi Bank and Hanmi Financial; former Chairman of our Boards, Hanmi Financial and Hanmi Bank; former member of the Korean American Chamber of Commerce and the Southern California International Trade Federation. Our Board believes that Mr. Ahn should serve as a Director because our Board believes that Mr. Ahn plays a critical role in connection to the Korean-American community. Mr. Ahn has founded and served on a number of important Korean-American organizations inclusive of the Korean-American Garment Association, the Southern California Korean Federation, the Korean-American Chamber of Commerce and the Southern California International Trade Federation. Additionally, Mr. Ahn is a founding member of Hanmi Bank.
		Director Since:	1982

Name and Position	Age	Principal Occupation for Past Five Years and 10 Year Legal Proceedings	
John A. Hall, *Director*	61	*Principal Occupation:*	Retired; National Bank Examiner, Office of the Comptroller of the Currency ("OCC"), a division of the U.S. Treasury Department (1974 to 2005). Our Board believes that Mr. Hall should serve as a Director because our Board believes that Mr. Hall's experience as a bank regulatory examiner, both in credit and operations, is valuable to Hanmi Bank. In his role with the OCC, he served as an examiner in charge of various larger banking institutions and most recently served in the credit position for the Wells Fargo Large Bank Team. Our Board believes that Mr. Hall's experience as a bank regulatory examiner has provided him with financial expertise that is valuable in his role as Audit Committee Chairman and assisting Hanmi Bank in complying with applicable regulations.
		Director Since:	February 2009
Paul Seon-Hong Kim, *Director*	66	*Principal Occupation:*	Retired; President & CEO, Center Financial Corp/Center Bank for 9 years, converting it a Nasdaq company with 13-fold increase in total market cap (1998 to 2007); President & CEO, Uniti Financial/Uniti Bank (2008); served in various executive capacities inclusive of CCO and CFO, Hanmi Financial/Hanmi Bank (1986 to 1998); Adjunctive Professor, Cal State University (2007,2009); Our Board believes that Mr. Kim should serve as a Director because our Board believes that Mr. Kim's many years of experience and long distinguished background in the banking industry gives him a valuable financial expertise understanding of the Korean-American banking community that Hanmi Bank serves.
		Director Since:	February 2009
Joon Hyung Lee, *Director*	67	*Principal Occupation:*	President, Root-3 Corporation, a property management, real estate investment, and development company (1983 to present); former Chairman of our Boards, Hanmi Financial and Hanmi Bank; former President of Byucksan America, Inc.; former President of Uniko Trading Co.; former Vice President of Nait Corporation; former Assistant Professor of Business Administration at Sung Kyun Kwan University in Korea; Master of Business Administration from New York University. Our Board believes that Mr. Lee should serve as a Director because our Board believes that Mr. Lee's knowledge and connections to the real estate development and investment markets are important for Hanmi Bank and make him a valuable asset to Hanmi Bank, particularly in the area of asset/liability management. In addition to his property management experience, Mr. Lee has a general contractor's license, a real estate broker's license as well as international trading experience. Mr. Lee's longevity with Hanmi Bank also assists Hanmi Bank in setting its strategic direction.
		Director Since:	1989

Name and Position	Age	Principal Occupation for Past Five Years and 10 Year Legal Proceedings	
William Stolte, *Director*	64	*Principal Occupation:*	Retired; Senior Executive Vice President, Union Bank of California in San Francisco (2000 to 2008); Director, Deloitte & Touche, LLP (1995 to 2000); Partner, The Secura Group (1992 to 1995); served in various capacities, including Deputy Comptroller of the Currency, Chief National Bank Examiner, Deputy Director Multinational & Regional Bank Supervision, National Bank Examiner, Office of the Comptroller of the Currency (1968-1992). In selecting Mr. Stolte to serve as a Director, our Board considered Mr. Stolte's banking experience both as an examiner as well as a consultant to the banking industry making him the financial expert, and his ability to assist our Board in addressing the challenges confronting Hanmi Bank.
		Director Since:	April 2009
Joseph K. Rho, *Chairman of our Board*	70	*Principal Occupation:*	Retired. Current and former Chairman of the Boards, Hanmi Financial and Hanmi Bank (2007-present; 2002-1999); J & S Investment (2002 to 2010); former Partner, Korea Plaza LP (1987 to 2002); former Chief of Parish for St. Agnes Cathedral; and former President and Owner of Joseph K. Rho Insurance Agency. In selecting Mr. Rho to serve as a Director and appointment as Chairman of Hanmi Financial and Hanmi Bank, our Board considered, in particular the importance of the Chairman's role to ensure the effective functioning of our Board of Directors. Our Board believes that Mr. Rho is an effective coordinator of multiple Hanmi Bank constituencies, including shareholders, customers, officers, employees, community and regulators. Additionally, our Board considered the instrumental role Mr. Rho played in raising $120 million capital in 2010. Lastly, in appointing Mr. Rho as Chairman, our Board considered that Mr. Rho is the largest individual shareholder and as such, can speak to building long-term shareholder value and provides valuable insight into the concerns of shareholders and investors.
		Director Since:	1984
Jay S. Yoo, *Director*	64	*Principal Occupation:*	President and Chief Executive Officer, Hanmi Financial and Hanmi Bank (June 2008 to present); Chairman, President and Chief Executive Officer, Woori America Bank, a subsidiary of Woori Bank (2001 to 2007). Our Board believes that Mr. Yoo should serve as a Director because our Board believes that Mr. Yoo's understanding of the Korean-American community, his years of banking experience since 1970 as well as his past regulatory experience with the banking institutions in both New York and Seoul, Korea is a valuable asset to Hanmi Bank. Additionally, our Board felt that it is important to have the Chief Executive Officer of Hanmi Financial serve as a director in order to effectively execute our Board's direction.
		Director Since:	June, 2008

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Hanmi Financial is committed to sound corporate governance principles. These principles are essential to running Hanmi Financial's business efficiently and to maintaining Hanmi Financial's integrity in the marketplace. Hanmi Financial has adopted formal Corporate Governance Guidelines to explain Hanmi Financial's corporate governance principles to investors. Hanmi Financial has adopted a Code of Business Conduct and Ethics for employees and officers as well as for Directors. These Corporate Governance Guidelines, as well as Hanmi Financial's Code of Business Conduct and Ethics and other governance matters of interest to investors, are available through Hanmi Financial's website at *www.hanmi.com* by clicking on Investor Relations and then Corporate Governance.

The Board of Directors and Its Committees

During the fiscal year ended December 31, 2010, the Board of Directors held thirty-eight (38) meetings. Except for Director Joon Hyung Lee, no Director attended fewer than ninety-two (92%) of the aggregate number of meetings of the Board of Directors and the committees on which he served. Hanmi Financial's policy is to encourage all Directors to attend all Annual and Special Meetings of Stockholders. Hanmi Financial's 2010 Annual Meeting of Stockholders was attended by all Directors.

The Board of Directors has a process for stockholders to send communications to Directors. Hanmi Financial's stockholders and interested parties may send communications to the Board of Directors by writing to the Board of Directors at Hanmi Financial Corporation, 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010, Attention: Board of Directors. All such communications will be relayed directly to the Board of Directors. Any interested party wishing to communicate directly with Hanmi Financial's independent Directors regarding any matter may send such communication in writing to Hanmi Financial's independent Directors at Hanmi Financial Corporation, 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010, Attention: Chairman of the Board. Any interested party wishing to communicate directly with the Audit Committee regarding any matter, including any accounting, internal accounting controls, or auditing matter, may submit such communication in writing to Hanmi Financial Corporation, 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010, Attention: Chairman of the Audit Committee.

Any of the submissions may be anonymous and/or confidential. Confidentiality is a priority, and all reports will be treated confidentially to the fullest extent possible. Stockholders may communicate to the Board of Directors on an anonymous basis and submissions of complaints or concerns will not be traced. For submissions that are not anonymous, the sender may be contacted in order to confirm information or to obtain additional information.

The Board of Directors has three standing committees: the Audit Committee; the Nominating and Corporate Governance and Compensation Committee; and the Planning Committee. Each committee is governed by a charter, each of which are available through Hanmi Financial's website at *www.hanmi.com* by clicking on Investor Relations and then Corporate Governance.

Audit Committee

The Audit Committee appoints an independent registered public accounting firm to conduct the annual audit of Hanmi Financial's books and records. The Audit Committee also reviews with such accounting firm the scope and results of the annual audit, the performance by such accounting firm of professional services in addition to those related to the annual audit, and the adequacy of Hanmi Financial's internal controls. The current members of Hanmi Financial's Audit Committee are John A. Hall, Paul Seon-Hong Kim, Joon Hyung Lee, Joseph K. Rho and William Stolte, with Mr. Hall serving as its Chairman. Each member is an outside (or non-employee) Director and meets the independence requirements of the Securities and Exchange Commission ("SEC") and NASDAQ. Mr. Hall, Mr. Kim, and Mr. Stolte are "audit committee financial experts" within the meaning of the current rules of the SEC. The Audit Committee held sixteen (16) meetings during the fiscal year ended December 31, 2010. See "*Report of the Audit Committee of the Board of Directors.*"

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Board of Directors maintains an Audit Committee composed of a minimum of three (3) outside Directors. The Board of Directors and the Audit Committee believe that the Audit Committee's current member composition satisfies Rule 4350(d)(2)(A) of NASDAQ, which governs audit committee composition, because all Audit Committee members are "independent directors."

The primary responsibility of the Audit Committee is to assist the Board of Directors in fulfilling its responsibility to oversee management's conduct of Hanmi Financial's financial reporting process, including: overseeing the integrity of the financial reports and other financial information provided to governmental or regulatory bodies (such as the SEC), the public, and other users thereof; Hanmi Financial's systems of internal accounting and financial controls; and the annual independent audit of Hanmi Financial's financial statements.

Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. The independent auditors are responsible for auditing the financial statements and expressing an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles.

In fulfilling its oversight responsibilities, the Audit Committee reviewed the 2010 audited financial statements with management and the independent auditors. The Audit Committee discussed with the independent auditors the matters required to be discussed in accordance with Statement of Auditing Standards No. 114 (as amended by AICPA, Professional Standards, Vol. 1, AU Section 380), as adopted by the Public Company Accounting Oversight Board (PCAOB) in Rule 3200T regarding "Communication with Audit Committees.". This included a discussion of the auditors' judgments as to the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, the disclosures in the financial statements, and any other matters that are required to be discussed with the Audit Committee under PCAOB standards. In addition, the Audit Committee received from the independent auditors written disclosures and the letter required by the applicable requirements of the PCAOB regarding the independent auditors' communication with the Audit Committee concerning independence, and the Audit Committee has discussed with the independent auditors the independent auditors' independence.

In addition, in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations, management assessed the effectiveness of Hanmi Financial's internal control over financial reporting as of December 31, 2010. Management based this assessment on criteria for effective internal control over financial reporting described in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of Hanmi Financial's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. At the conclusion of management's assessment, the Audit Committee reviewed a report submitted by management on the effectiveness of Hanmi Financial's internal control over financial reporting.

The Audit Committee discussed with Hanmi Financial's independent auditors the overall scope and plans for their audits. The Audit Committee met with the independent auditors, with and without management present, to discuss the results of their audits and their evaluations of Hanmi Financial's internal controls and the overall quality of Hanmi Financial's financial reporting. The Audit Committee also discussed the independence of the independent auditors and concluded that their services provided to Hanmi Financial, including their tax and non-audit related work, were compatible with maintaining their independence.

Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements be included in Hanmi Financial's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 for filing with the SEC.

THE AUDIT COMMITTEE

John A. Hall (Chairman)
Paul Seon-Hong Kim
Joon Hyung Lee
Joseph K. Rho
William Stolte

Planning Committee

The Planning Committee recommends planning policy, new lines of business, capital and financial plans, and dividend plans to the Board of Directors, and monitors Hanmi Financial's planning activities and Hanmi Financial's performance against its plans and budget. During 2010, the members of the Planning Committee were William Stolte, I Joon Ahn, Paul Seon-Hong Kim, Joseph K. Rho, and Jay S. Yoo, with Mr. Stolte serving as its Chairman. Except for Mr. Yoo, each member is an outside Director and meets the independence requirements of the SEC and NASDAQ. The Planning Committee held nineteen (19) meetings during the fiscal year ended December 31, 2010.

Nominating and Corporate Governance and Compensation Committee

The Nominating and Corporate Governance and Compensation Committee ("NCGC Committee") assists the Board of Directors by: identifying individuals qualified to become Directors; recommends to the Board of Directors the Director nominees for the Board of Directors and Board committees for the next Annual Meeting; develops, recommends, and implements a set of corporate governance principles applicable to Hanmi Financial; and monitors the process to determine the effectiveness of the Board of Directors and its committees.

The NCGC Committee believes that the Board of Directors as a whole should encompass a range of talent, skill, diversity, and expertise enabling it to provide sound guidance with respect to Hanmi Financial's operations and interests. In addition to considering a candidate's background and accomplishments, candidates are reviewed in the context of the current composition of the Board of Directors and the evolving needs of our business.

The NCGC Committee seeks directors with strong reputations and experience in areas relevant to the strategy and operations of Hanmi Financial's business, particularly industries and growth segments that Hanmi Financial serves,'such and the banking and financial services industry, as well as key geographic markets where Hanmi Financial operates. Each of the of Hanmi Financial's current Directors holds or has held senior executive positions in large, complex organizations and has operating experience that meets this objective. In these positions, they have also gained experience in core management skills, such as strategic and financial planning, public company financial reporting, corporate governance, risk management, and leadership development.

The NCGC also believes that each of the current Directors has other key attributes that are important to an effective board: integrity and demonstrated high ethical standards; sound judgment; analytical skills; the ability to engage management and each other in a constructive and collaborative fashion; diversity or origin, background, experience, and thought; and the commitment to devote significant time and energy to service on the Board of Directors.

The NCGC annually reviews the individual skills and characteristics of the Directors, as well as the composition of the Board as a whole. This assessment includes a consideration of independence, diversity, age, skills, expertise, time availability, and industry background in the context of the needs of the Board of Directors and the Company. Although the Company has no policy regarding diversity, the NCGC Committee seeks a broad range of perspectives and considers both the personal characteristics (gender, ethnicity, age) and experience (industry, professional, public service) of Directors and prospective nominees to the Board of Directors.

Recommendations by any stockholder for Director nominees must be submitted in writing to the Chairman of the NCGC Committee at Hanmi Financial's principal executive offices, no later than the last business day of January of the year that Hanmi Financial's next Annual Meeting will be held, to be considered at such Annual Meeting. Stockholders shall include in such recommendation:

- The name, age, and address of each proposed Director nominee;
- The principal occupation of each proposed nominee;
- The number of shares of voting stock of Hanmi Financial owned by each proposed nominee;
- The name and address of the nominating stockholder;
- The number of shares of voting stock of Hanmi Financial owned by the nominating stockholder; and
- A letter from the proposed nominee indicating that such proposed nominee wishes to be considered as a nominee for the Board of Directors and will serve as a Director if elected.

In addition, each recommendation must set forth, in detail, the reasons why the nominating stockholder believes the proposed nominee meets the following general qualifications, which are the same qualifications used by the NCGC Committee in evaluating nominees:

- Nominees must possess high personal and professional ethics, integrity, and values, and be committed to representing the long-term interests of Hanmi Financial's stockholders;
- Nominees must have an inquisitive and objective perspective, practical wisdom, and mature judgment;
- Nominees must possess a broad range of skills, expertise, industry knowledge, and contacts useful to Hanmi Financial's business;
- Nominees must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the Board of Directors for an extended period of time;
- Pursuant to the Corporate Governance Guidelines, nominees, once elected, should not serve on the boards of directors of more than two other public companies and, unless granted an exception by Hanmi Financial's Board of Directors, nominees cannot serve simultaneously as a Director of Hanmi Financial and as a director or officer of any other depository organization other than a subsidiary bank of Hanmi Financial; and
- Pursuant to the Corporate Governance Guidelines, nominees are encouraged to own shares of common stock of Hanmi Financial at a level that demonstrates a meaningful commitment to Hanmi Bank and Hanmi Financial, and to better align the nominee's interests with the stockholders of Hanmi Financial.

In identifying and evaluating Director candidates, the NCGC Committee will solicit and receive recommendations, and review qualifications of potential Director candidates. The NCGC Committee also may use search firms to identify Director candidates. To enable the NCGC Committee to effectively evaluate Director candidates, the NCGC Committee also may conduct appropriate inquiries into the backgrounds and qualifications of Director candidates, including reference checks. As stated above, the NCGC Committee will consider Director candidates recommended by stockholders utilizing the same criteria as candidates identified by the NCGC Committee.

Additionally, the NCGC Committee is responsible for determining the compensation of all of Hanmi Financial's executive officers, including Hanmi Financial's Chief Executive Officer, as well as administering Hanmi Financial's compensation plans. The NCGC Committee has the authority to delegate such decisions to subcommittees of the NCGC Committee. The NCGC Committee also is authorized to retain outside consultants to assist it in determining executive officer compensation.

The members of the NCGC Committee are Joon Hyung Lee, I Joon Ahn, John Hall, Paul Seon-Hong Kim, and Joseph K. Rho, with Mr. Lee serving as its Chairman. The NCGC Committee held seventeen (17) meetings during 2010. See *"The NCGC Committee Report."*

Leadership Structure

The Board of Directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board as the Board believes it is in the best interests of the Company to make that determination based on the position and direction of the Company and the membership of the Board of Directors. The Board of Directors has determined that having an independent director serve as Chairman of the Board is in the best interest of the Company's stockholders at this time. This structure ensures a greater role for the independent Directors in the oversight of the Company and active participation of the independent Directors in setting agendas and establishing Board priorities and procedures. Further, this structure permits the Chief Executive Officer to focus on the management of the company's day-to-day operations.

Risk Oversight

The Company has a risk management program overseen by Jean Lim, the Chief Risk Officer of Hanmi Bank, who reports directly to the Bank's Chief Executive Officer. Material risks are identified and prioritized by management, and each prioritized task is referred to a Board committee or the full Board of Directors for oversight. For example, strategic risks are referred to the full Board of Directors while financial risks are referred to the Audit Committee. The Board of Directors regularly reviews information regarding the Company's credit, liquidity, and operations, as well as the risks associated with each, and annually reviews the Company's risk management program as a whole. Also, the NCGC periodically reviews the most important risks to the Company to ensure that compensation programs do not encourage excessive risk-taking.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Exchange Act, Hanmi Financial's Directors, executive officers, and any persons holding ten percent (10%) or more of Hanmi Financial's common stock are required to report their ownership of common stock and any changes in that ownership to the SEC and to furnish Hanmi Financial with copies of such reports. Specific due dates for these reports have been established, and Hanmi Financial is required to report in this Annual Report of Form 10-K/A any failure to file on a timely basis by such persons. Based solely upon a review of copies of reports filed with the SEC during the fiscal year ended December 31, 2010, Hanmi

Financial believes that all persons, subject to the reporting requirements of Section 16(a), except for Jung Hak Son, our Chief Credit Officer, filed all required reports on a timely basis. Mr. Son failed to file the Form 3 upon becoming an officer and we understand that the Form 3 will be filed shortly.

ITEM 11. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis ("CD&A") describes our compensation philosophy, methodologies and our current practices with respect to the remuneration programs for the individuals listed in the Summary Compensation Table on page 14 (the "Named Executive Officers"). The compensation programs of our Named Executive Officers are established, evaluated and maintained by the Nominating and Corporate Governance and Compensation Committee ("NCGC") of Hanmi Financial's Board of Directors. The NCGC is comprised entirely of outside Directors that satisfy the NASDAQ listing requirements and relevant Internal Revenue Code and SEC regulations on independence.

Compensation Philosophy and Objectives

The compensation programs provided to our Named Executive Officers are designed to attract and retain high caliber banking executives, and to appropriately reward them for their achievement of business objectives that further the success Hanmi Financial, without inducing them to take excessive risk. Another objective is to encourage on-going and continued performance by offering long-term incentives, such as stock options, that align executive and shareholders' interest. In the end, the overriding goal is to maximize shareholder value.

Methodology for Establishing Compensation

To assist the NCGC Committee in its administration of the compensation programs for the Named Executive Officers, the Human Resources Department gathers data from competing financial institutions. The compensation data is obtained from both proxy statements of publicly traded banks and from salary survey data provided by the California Department of Financial Institutions. In addition to the market data gathered by the Human Resources Department, the NCGC Committee also reviews and considers the recommendations of the Chief Executive Officer (the "CEO").

In establishing the target compensation levels and pay mix for the Named Executive Offers, the NCGC Committee periodically reviews publicly disclosed compensation data of California banks with total assets ranging between $1.2 and $11.5 billion (the "Peer Group"), including:

	Total Assets (Billions)
Cathay Bancorp	$11.5
Center Financial Corporation	$ 2.1
CVB Financial Corporation	$ 6.7
Nara Bancorp Inc.	$ 3.2
Pacific Mercantile Bancorp	$ 1.2
PacWest Bancorp	$ 5.3
Sierra Bancorp	$ 1.3
Temecula Valley Bancorp Inc.	$ 1.5
Trico Bancshares	$ 2.1
Wilshire Bancorp Inc.	$ 3.4

The Peer Group was selected to include banks comparable in size and those that the Hanmi Financial competes with in the market for executive talent, including three banks that are direct competitors in the Los Angeles Korean American community. The survey data was used by the NCGC Committee as a second point of reference in determining the appropriate levels of compensation and pay mix for the Named Executive Officers.

Although the decisions regarding the compensation levels are guided by the information provided from the Peer-Group and survey data, the NCGC Committee also takes into account the prevailing economic environment and the current financial condition of Hanmi Financial. The objective of the NCGC Committee is to establish compensation programs that are motivating but affordable, with the purpose of aligning the interests of our Named Executive Officers with that of our shareholders.

Elements of the Compensation Program

The following describes the various components of the compensation mix that Hanmi Financial provides to the Named Executive Officers, the objectives of each pay component, and how each component is used to create a total competitive compensation package.

The NCGC Committee provides the Named Executive Officers with a compensation package that includes annual base salary, short-term cash incentive compensation, long-term incentive awards, deferred compensation, executive perquisites, and a broad-based benefits program.

Annual Base Salary

Annual base salaries are the fixed portion of the Named Executive Officers' cash compensation and are intended to reward the day-to-day aspects of their roles and responsibilities. The Named Executive Officers' annual salaries were set at the time they first joined the bank. The initial salaries were established by taking into account several factors including, but not limited to, the executive's experience, responsibilities, management abilities, and job performance. Hanmi Financial targets base salaries for its Named Executive Officers at market median. The NCGC Committee believes that the fiscal year 2010 base salaries of Hanmi Financial's Named Executive Officers are competitive with companies of similar size. Pay adjustments are generally made annually, after reviewing overall company performance, individual performance and the affordability of the increase. In the past year, there were no salary adjustments. The CEO's annual adjustment to base salary is incorporated in the Employment Agreement. In 2010, the CEO is the only Named Executive Officer who has an Employment Agreement with Hanmi. All other Named Executive Officers are employed at-will.

Short-Term Cash Incentive Compensation

In accordance with Hanmi Financial's compensation philosophy, a significant portion of the compensation of the Named Executive Officers is performance based. For each Named Executive Officer, target bonuses are stated as a percentage of base salary. The annual bonus payable to the CEO is capped at 75% of his base salary. The annual bonuses payable to the other Named Executive Officers' are capped at 50% of base salary.

The NCGC Committee reviews performance against pre-established financial and non-financial goals on an annual basis to determine the short-term cash incentive compensation of the Named Executive Officers. In 2010, financial performance was measured by Asset Quality, Liquidity, Capital Adequacy, Earnings and Balance Sheet Deleveraging. These metrics were weighted differently among the various Named Executive Officers. The non-financial goal in 2010 was measured based on the Leadership Capability for each of the Named Executive Officers. No other performance goals were established by the NCGC Committee for determining the short-term cash incentive compensation for the Named Executive Officers. The individual performance of each Named Executive Officer is discussed below.

Long-Term Incentive Awards

Long-term incentive awards, such as stock options and restricted stock, are the third key component of the Named Executive Officers' total compensation. The members of the NCGC Committee believe that employee stock ownership is a significant incentive for the Named Executive Officers to build stockholder wealth, and thereby aligning the interests of employees and stockholders. The members of the NCGC Committee also believe that equity-based compensation complements the short-term cash incentive compensation by forcing executives to recognize the impact their short-term decisions might have on long-term outcomes. This compensation approach limits an executive's ability to reap short-term gains at the expense of Hanmi Financial's long-term success. This is also an important tool in retaining Named Executive Officers, particularly through less rewarding years.

Long-term incentive awards are granted to the Named Executive Officers pursuant to the 2007 Stock Equity Compensation Plan (the "2007 Plan"). The NCGC Committee has not established grant guidelines; rather, the size, timing, and other material terms of the long-term incentive awards for the Named Executive Officers are made at the discretion of the Board of Directors and the NCGC Committee. Factors considered by the NCGC Committee and the Board of Directors include awards to industry peers and each executive's previous grant history. Stock Options and restricted stock grants awarded are included in the Summary Compensation Table.

The NCGC Committee approves all awards under the 2007 Plan and acts as the administrator of the 2007 Plan. Stock options granted under the 2007 Plan generally vest over a five-year period, with 20 percent becoming exercisable (vesting) on each anniversary of the grant date. All stock options are granted with a ten-year exercise term and have an exercise price equal to the fair market value of Hanmi Financial's common stock on the grant date. Restricted stock granted under the 2007 Plan generally vests over a five-year period, with 20 percent becoming unrestricted on each anniversary of the grant date.

Deferred Compensation

Under Hanmi Financial's Deferred Compensation Plan ("DCP"), the Named Executive Officers may defer up to 100 percent (100%) of their base salary and up to 100 percent (100%) of their short-term cash incentive compensation. The amounts deferred under the DCP are payable upon termination or retirement under the distribution schedule elected by the participant. Taxes are due upon distribution.

The DCP is intended to comply, both in form and operation, with the requirements of Internal Revenue Code Section 409A and shall be limited, construed, and interpreted in accordance with such intent. To the extent that any payment under the DCP is subject Section 409A, it is intended that it be paid in a manner that shall comply with Section 409A, including the final regulations or any other applicable guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. In 2010, no Named Executive Officers participated in the DCP.

Executive Perquisites

The Named Executive Officers and other senior management employees receive the following benefits in addition to their other compensation: gasoline card; cellular phone allowance; and automobile allowance. Chief Executive Officer, Jay S. Yoo, also received a membership in a business club and golf country club. These additional benefits of the Named Executive Officers are detailed in the Summary Compensation Table.

Broad-Based Benefits Programs

The Named Executive Officers participate in the benefit programs that are available to all full-time employees. These benefits include health, dental, vision, and life insurance, short-term and long-term disability insurance, healthcare reimbursement accounts, paid vacation, and contributions to a 401(k) profit sharing retirement plan.

Severance Arrangements

The CEO's Employment Agreement contains a provision for severance pay of a period of six (6) months in case of his involuntary termination of employment without cause, including following a change in control. The other Named Executive Officers do not have any such severance arrangements.

Compensation Policy Risk Assessment

The NCGC Committee reviews the compensation of the Named Executive Officers, as well as the overall compensation practices for the organization. Any performance incentive programs, awarding of bonus payments, and the budgeting for annual salary adjustments are reviewed and approved by the NCGC Committee before being presented to the full board of directors for ratification. An important aspect of the review is an assessment of whether the programs in any way encourage the Named Executive Officers or any other employee of Hanmi Financial to take unacceptable risk, in the short term and for the long term.

Named Executive Officers' Compensation

The Chief Executive Officer meets with the NCGC Committee to review the Chief Executive Officer's compensation recommendation for the other Named Executive Officers. No adjustments were made in 2010 for any of the Named Executive Officers as a result of the unprecedented decline in the economy and concurrent deterioration in the Company's performance.

Employment Agreement with Chief Executive Officer, Jay S. Yoo

Jay S. Yoo joined Hanmi Financial and Hanmi Bank as President and Chief Executive Officer as of June 23, 2008. His Employment Agreement, as amended by Amendment to Employment Agreement, dated as of February 23, 2011, has a three-year term, which expires on June 23, 2013, and provides for a base salary of $350,000, which increases by $10,000 on June 23, 2011 and June 23, 2012, and with a target bonus of up to seventy-five percent (75%) of his annual base salary. The increase in Mr. Yoo's base salary to $350,000 was made retroactive to 2010.

Mr. Yoo's bonus, which is to be paid in cash, is dependent on the attainment of certain financial goals set by the Board of Directors. The financial goals were set in early 2010, and based on the defined goals, no bonus was paid to Mr. Yoo.

In addition, under Mr. Yoo's Employment Agreement, as amended, he is entitled to the use of a company car, a bank issued cellular telephone, membership in a business club and golf country club, and payment of reasonable business related expenses. The Amendment to his Employment Agreement also provided for the granting of an option to purchase 150,000 shares of Hanmi Financial stock. The terms of the stock options are subject to the terms and conditions set forth in the 2007 Plan. The options vest in equal installments over three years starting one year after the date of the grant. The Amendment to Mr. Yoo's Employment Agreement also provides for the issuance of 60,000 shares of restricted stock. The terms of the restricted stock are subject to the terms and conditions set forth in the 2007 Plan. This restricted stock vests in equal installments over three years starting one year after the issuance date. Because the stock option grant and issuance of restricted stock took place at the time of the Amendment to the Employment Agreement in 2011, these equity grants are not included in Mr. Yoo's compensation for the fiscal year ended December 31, 2010.

Compensation for Chief Financial Officer, Brian Cho

Brian E. Cho, Executive Vice President & Chief Financial Officer joined the organization in December 2007. He does not have an employment agreement and his employment is at-will. Per his employment letter executed November 1, 2007, his annual base salary is $270,000 and he is eligible to receive incentive cash compensation of up to fifty percent (50%) of his annual base salary. The bonus payable to Mr. Cho is wholly dependent on the bank's performance and his individual performance.

In 2010, he received an annual base salary of $270,000, as well as an auto allowance of $700 per month, a cell phone allowance of $100 per month, a gas card, and other general benefits afforded to all employees. Mr. Cho's bonus, which is to be paid in cash, is dependent on the attainment of certain financial goals set by the Board of Directors. The financial goals were set in early 2010, and based on the defined goals, no bonus was paid to Mr. Cho.

Compensation for Chief Credit Officer, Jung Hak Son

Mr. Jung Hak Son, Senior Vice President and Chief Credit Officer since December 2009, also does not have an employment agreement and his employment is at-will. His annual compensation is $210,000, and he is eligible to receive incentive cash compensation of up to forty percent (40%) of his base salary.

In 2010, he received an annual base salary of $210,000, as well as an auto allowance of $700 per month, a cell phone allowance of $100 per month, a gas card, and other general benefits afforded to all employees. Mr. Son's bonus, which is to be paid in cash, is dependent on the attainment of certain financial goals set by the Board of Directors. The financial goals were set in early 2010, and based on the defined goals, no bonus was paid to Mr. Son.

Administrative Policies and Practices

To evaluate and administer the compensation programs of the Named Executive Officers, the NCGC Committee meets regularly, at least four times a year. In addition, the NCGC Committee also holds special meetings to discuss extraordinary items. At the end of a meeting, the NCGC Committee may choose to meet in executive session, when necessary. In 2010, the NCGC Committee met 17 times.

Stock Ownership Guidelines

The NCGC Committee has not implemented stock ownership guidelines for the Named Executive Officers; however, the NCGC Committee continues to periodically review best practices and re-evaluate whether stock ownership guidelines are consistent with our compensation philosophy and stockholders' interests.

Tax Deductibility of Executive Officer Compensation

Internal Revenue Code Section 162(m) precludes a public corporation from taking a deduction for compensation in excess of $1 million for its chief executive officer or any of its three other highest paid executive officers (excluding the chief financial officer), unless certain specific and detailed criteria are satisfied. However, performance-based compensation that has been approved by stockholders is excluded from the $1 million limit. Hanmi Financial complies with the requirements of Section 162(m). Accordingly, the deduction taken for the compensation paid to the Named Executive Officers 2010 was not limited by Section 162(m). The NCGC Committee will continue to carefully consider the impact of Section 162(m) in determining the appropriate pay mix and compensation levels for the Named Executive Officers.

Compensation Committee Report

The following Compensation Committee Report should not be deemed filed or incorporated by reference into any other document, including Hanmi Financial's filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report into any such filing by reference.

The NCGC Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 401(b) of Regulation S-K with management and, based on such review and discussions, the NCGC Committee recommended to the Board of Directors of Hanmi Financial that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted by the NCGC Committee of the Board of Directors,

Joon H. Lee (Chairman)
I Joon Ahn
John A. Hall
Paul Seon-Hong Kim
Joseph K. Rho

Summary Compensation Table

The following table summarizes the total compensation paid or earned by the Named Executive Officers for the fiscal years ended December 31, 2010, 2009 and 2008.

SUMMARY COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary [1] ($) (c)	Bonus [1][5] ($) (d)	Stock Awards [2][3] ($) (e)	Option Awards [2][4] ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Pension Non-Qualified Deferred Compensation Earnings ($) (h)	All Other Compensation [1] ($) (i)	Total ($) (j)
Jay S. Yoo,	2010	$350,000 [9]	$–	$ –	$ –	$–	$–	$ 66,456 [6]	$416,456
President, Chief Executive	2009	$326,192	$–	$27,000	$30,765	$–	$–	$ 63,668 [6]	$447,625
Officer and Director	2008	$172,404	$–	$ –	$87,619	$–	$–	$ 49,722 [6]	$309,745
Brian E. Cho,	2010	$270,000	$–	$ –	$ –	$–	$–	$109,073 [7]	$379,073
Executive Vice President and	2009	$266,885	$–	$20,250	$ 9,230	$–	$–	$ 36,522 [7]	$332,887
Chief Financial Officer	2008	$270,000	$–	$ –	$ –	$–	$–	$ 35,239 [7]	$305,239
Jung Hak Son,	2010	$210,000	$	$ –	$ –	$–	$–	$ 91,960 [8]	$301,960
Senior Vice President and	2009	$173,385	$	$13,500	$ 6,153	$–	$–	$ 36,169 [8]	$229,207
Chief Credit Officer									

(1) *All cash compensation and perquisites paid to the Named Executive Officers are paid by, and are the responsibility of, Hanmi Financial's subsidiary, Hanmi Bank.*

(2) *All equity awards are made by Hanmi Financial, are for shares of Hanmi Financial's common stock, and are made pursuant to the 2007 Equity Compensation Plan (the "2007 Plan").*

(3) *Pursuant to SEC regulations regarding the valuation of equity awards, amounts in columns (e) represent the applicable full grant date fair values of stock awards in accordance with FASB ASC Topic 718, excluding the effect for forfeitures. To facilitate year-to-year comparisons, the SEC regulations require companies to present recalculated disclosures for each preceding year required under the rules so that equity awards and stock options reflect the applicable full grant date fair values, excluding the effect of forfeitures. The total compensation column is recalculated accordingly. For further information, see Note 12 to Hanmi Financial's audited financial statements for the year ended December 31, 2010 included in Hanmi Financial's Annual Report on Form 10-K filed with the SEC on March 16, 2011.*

(4) *Pursuant to SEC regulations regarding the valuation of equity awards, amounts in columns (f) represent the applicable full grant date fair values of option awards in accordance with FASB ASC Topic 718, excluding the effect for forfeitures. To facilitate year-to-year comparisons, the SEC regulations require companies to present recalculated disclosures for each preceding year required under the rules so that equity awards and stock options reflect the applicable full grant date fair values, excluding the effect of forfeitures. The total compensation column is recalculated accordingly. For further information, see Note 12 to Hanmi Financial's audited financial statements for the year ended December 31, 2010 included in Hanmi Financial's Annual Report on Form 10-K filed with the SEC on March 16, 2011.*

(5) *The amounts in column (d) reflect the discretionary bonuses paid to the Named Executive Officers for services performed in the prior year. Amounts shown are not reduced to reflect the Named Executive Officers' elections, if any, to defer receipt of awards into the DCP.*

(6) *Amounts consist of: a) life insurance premiums ($392 for 2010; $392 for 2009; $199 for 2008); b) company automobile ($26,711 for 2010; $26,936 for 2009; $3,967 for 2008); c) health insurance premiums ($15,315 for 2010; $11,178 for 2009; $7,613 for 2008); d) employer contributions under the 401(k) plan ($12,375 for 2010; $12,375 for 2009; $9,900 for 2008); e) club memberships ($6,971 for 2010; $8,110 for 2009; $27,454 for 2008); and f) other perquisites ($4,691 for 2010; $4,677 for 2009; $589 for 2008) such as cellular phone allowance, gasoline card, meal allowance and Holiday gift cards.*

(7) *Amounts consist of: a) life insurance premiums ($392 for 2010; $392 for 2009; $398 for 2008); b) automobile allowance ($8,400 for 2010; $8,303 for 2009; $8,400 for 2008); c) health insurance premiums ($11,860 for 2010; $10,157 for 2009; $11,830 for 2008); d) employer contributions under the 401(k) plan ($12,375 for 2010; $12,375 for 2009; $11,625 for 2008); e) club memberships ($2,400 for 2010); f) retention payment ($67,500 for 2010); and g) other perquisites ($6,147 for 2010; $5,295 for 2009; $2,236 for 2008, $178 for 2007) such as cellular phone allowance, gasoline card, meal allowance and Holiday gift cards.*

(8) *Amounts consist of: a) life insurance premiums ($375 for 2010; $370 for 2009); b) automobile allowance ($8,400 for 2010; $8,303 for 2009); c) health insurance premiums ($9,843 for 2010; $10,157 for 2009); d) employer contributions under the 401(k) plan ($12,375 for 2010; $10,403 for 2009); e) retention payment ($52,500 for 2010); and f) other perquisites ($8,467 for 2010; $6,936 for 2009) such as cellular phone allowance, gasoline card, meal allowance and Holiday gift cards.*

(9) *This amount includes the retroactive increase in Mr. Yoo's base salary from $330,000 to $350,000 pursuant to the terms of the Amendment to Mr. Yoo's Employment Agreement entered into on February 23, 2011.*

Grants of Plan-Based Awards

There were no stocks and option awards granted to Hanmi Financial's Named Executive Officers during the fiscal year ended December 31, 2010

Outstanding Equity Awards at Fiscal Year-End

In 2000, the Company's Board of Directors adopted the Hanmi Financial Year 2000 Stock Option Plan ("2000 Stock Option Plan") which was approved by shareholders in May 2000. The purpose of the 2000 Stock Option Plan is to enable the Company to attract, retain and motivate officers, directors, and employees by providing for or increasing their proprietary interests in the Company and, in the case of non-employee directors, to attract such directors and further align their interests with those of the Company's shareholders by providing or increasing their proprietary interests in the Company. The maximum number of shares of the Company's common stock that may be issued pursuant to options granted under the 2000 Plan is 977,399 (subject to adjustment to prevent dilution). 2,101,926 shares were previously issued under the 2000 Stock Option Plan and there are 726,891 outstanding options under the 2000 Stock Option Plan. Options are no longer being issued under the 2000 Stock Option Plan.

In 2007, our Board of Directors adopted the Hanmi Financial Corporation 2007 Plan. A key objective of the 2007 Plan is to provide more flexibility in the types of equity incentives that may be offered to employees, consultants and non-employee directors. The 2007 Plan provides for several different types of equity awards in addition to stock options and restricted stock awards. Stock options granted under the 2007 Plan generally vest over a five-year period, with 20 percent becoming exercisable 12 months following the grant date, and 20 percent thereafter on each anniversary of the grant date. All stock options are granted with a ten-year exercise term and have an exercise price equal to the fair market value of Hanmi Financial's common stock on the date of grant. Restricted stock granted under the 2007 Plan also generally vest over a five-year period, with 20 percent becoming unrestricted 12 months following the grant date, and 20 percent thereafter on each anniversary of the grant date.

The 2007 Plan provides Hanmi Financial flexibility to (i) attract and retain qualified non-employee directors, executives and other key employees and consultants with appropriate equity-based awards, (ii) motivate high levels of performance, (iii) recognize employee contributions to Hanmi Financial's success, and (iv) align the interests of plan participants with those of Hanmi Financial's stockholders. In addition, the Board believes a robust equity compensation program is necessary to provide Hanmi Financial with flexibility in negotiating strategic acquisitions and other business relationships to further expand and grow our business. The maximum number of shares of the Company's common stock that may be issued pursuant to options granted under the 2007 Plan is 3,000,000. 752,667 shares were previously issued under the 2007 Plan and there are 485,600 outstanding options under the 2007 Plan.

The following table shows information as of December 31, 2010, for Hanmi Financial's Named Executive Officers concerning unexercised options, stock that has not vested, and Equity Incentive Plan Awards.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
(a)	*(b)*	*(c)*	*(d)*	*(e)*	*(f)*	*(g)*	*(h)*	*(i)*	*(j)*
Jay S. Yoo	70,000 [1]	–	–	$ 5.66	06/23/18	–	$ –	–	$–
	–	40,000 [2]	–	$ 1.35	04/08/19	16,000 [8]	$18,400 [13]	–	$–
Brian E. Cho	18,000 [3]	12,000 [3]	–	$ 9.52	12/03/17	2,000 [9]	$ 2,300 [14]	–	$–
	3,000 [4]	12,000 [4]	–	$ 1.35	04/08/19	12,000 [10]	$13,800 [15]	–	$–
Jung Hak Son	8,000 [5]	2,000 [5]	–	$18.00	04/19/16	–	$ –	–	$–
	8,000 [6]	2,000 [6]	–	$19.44	06/30/16	–	$ –	–	$–
	–	–	–	$ –	–	1,200 [11]	$ 1,380 [16]	–	$–
	2,000 [7]	8,000 [7]	–	$ 1.35	04/08/19	8,000 [12]	$ 9,200 [17]	–	$–

(1) *On June 23, 2008, pursuant to the 2007 Plan, 70,000 stock options were granted to Jay S. Yoo with vesting as follows: 50 percent (50%) to vest on June 23, 2009 and 50 percent (50%) to vest on June 23, 2010.*

(2) *On April 8, 2009, pursuant to the 2007 Plan, 50,000 stock options were granted to Jay S. Yoo with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(3) *On December 3, 2007, pursuant to the 2007 Plan, 30,000 stock options were granted to Brian E. Cho with vesting as follows: 20 percent (20%) to vest on December 3, 2008 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(4) *On April 8, 2009, pursuant to the 2007 Plan, 15,000 stock options were granted to Brian E. Cho with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(5) *On April 19, 2006, pursuant to the Year 2000 Stock Option Plan ("2000 Plan"), 10,000 stock options were granted to Jung Hak Son with vesting as follows: 20 percent (20%) to vest on April 19, 2007 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(6) *On June 30, 2006, pursuant to the 2000 Plan, 10,000 stock options were granted to Jung Hak Son with vesting as follows: 20 percent (20%) to vest on June 30, 2006 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(7) *On April 8, 2009, pursuant to the 2007 Plan, 10,000 stock options were granted to Jung Hak Son with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(8) *On April 8, 2009, pursuant to the 2007 Plan, 20,000 shares of restricted stock were awarded to Jay S. Yoo with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) to vest on each of the next four anniversary dates. 16,000 shares remain unvested after 20% (4,000 shares) vested on April 8, 2010.*

(9) *On December 3, 2007, pursuant to the 2007 Plan, 5,000 shares of restricted stock were awarded to Brian E. Cho with vesting as follows: 20 percent (20%) to vest on December 3, 2008 and 20 percent (20%) to vest on each of the next four anniversary dates. 2,000 shares remain unvested after 60% (3,000 shares) vested on December 3, 2010, 2009 and 2008, respectively.*

(10) *On April 8, 2009, pursuant to the 2007 Plan, 15,000 shares of restricted stock were awarded to Brian E. Cho with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) to vest on each of the next four anniversary dates. 12,000 shares remain unvested after 20% (3,000 shares) vested on April 8, 2010.*

(11) *On November 1, 2007, pursuant to the 2007 Plan, 3,000 shares of restricted stock were awarded to Jung Hak Son with vesting as follows: 20 percent (20%) to vest on November 1, 2007 and 20 percent (20%) to vest on each of the next four anniversary dates. 1,200 shares remain unvested after 60% (1,800 shares) vested on November 1, 2010, 2009 and 2008, respectively.*

(12) *On April 8, 2009, pursuant to the 2007 Plan, 10,000 shares of restricted stock were awarded to Jung Hak Son with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) to vest on each of the next four anniversary dates. 8,000 shares remain unvested after 20% (2,000 shares) vested on April 8, 2010.*

(13) *Amount calculated as follows: Closing Stock Price as of December 31, 2010 ($1.15) x Unvested Shares of Restricted Stock (16,000).*

(14) *Amount calculated as follows: Closing Stock Price as of December 31, 2010 ($1.15) x Unvested Shares of Restricted Stock (2,000).*

(15) *Amount calculated as follows: Closing Stock Price as of December 31, 2010 ($1.15) x Unvested Shares of Restricted Stock (12,000).*

(16) *Amount calculated as follows: Closing Stock Price as of December 31, 2010 ($1.15) x Unvested Shares of Restricted Stock (1,200).*

(17) *Amount calculated as follows: Closing Stock Price as of December 31, 2010 ($1.15) x Unvested Shares of Restricted Stock (8,000).*

Option Exercises and Stock Vested

The following table shows information for amounts received upon exercise of options or vesting of stock by Hanmi Financial's Named Executive Officers during the fiscal year ended December 31, 2010.

OPTION EXERCISES AND STOCK VESTED

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Jay S. Yoo	10,000 (1)	$8,800 (2)	4,000 (3)	$10,480 (4)
Brian E. Cho	—	$ —	4,000 (5)	$ 8,810 (6)
Jung Hak Son	—	$ —	2,600 (7)	$ 6,002 (8)

(1) *On April 8, 2009, pursuant to the 2007 Plan, 50,000 stock options were granted to Jay S. Yoo with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) to vest on each of the next four anniversary dates. 10,000 shares of vested stock options with exercise price of $1.35 were exercised on June 1, 2010.*

(2) *Amount calculated as follows: ((Closing Stock Price as of June 1, 2010 ($2.23) minus Exercise Price ($1.35)) x Shares of Stock Options That Vested (10,000).*

(3) *On April 8, 2009, pursuant to the 2007 Plan, 20,000 shares of restricted stock were awarded to Jay S. Yoo with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(4) *Amount calculated as follows: Closing Stock Price as of April 8, 2010 ($2.62) x Shares of Restricted Stock That Vested (4,000).*

(5) *On April 8, 2009, pursuant to the 2007 Plan, 15,000 shares of restricted stock were awarded to Brian E. Cho with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) to vest on each of the next four anniversary dates. On December 3, 2007, pursuant to the 2007 Plan, 5,000 shares of restricted stock were awarded to Brian E. Cho with vesting as follows: 20 percent (20%) to vest on December 3, 2008 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(6) *Amount calculated as follows: Closing Stock Price as of April 8, 2010 ($2.62) x Shares of Restricted Stock That Vested (3,000). Closing Stock Price as of December 3, 2010 ($0.95) x Shares of Restricted Stock That Vested (1,000).*

(7) *On April 8, 2009, pursuant to the 2007 Plan, 10,000 shares of restricted stock were awarded to Jung Hak Son with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) to vest on each of the next four anniversary dates. On November 1, 2007, pursuant to the 2007 Plan, 3,000 shares of restricted stock were awarded to Jung Hak Son with vesting as follows: 20 percent (20%) to vest on November 1, 2007 and 20 percent (20%) to vest on each of the next four anniversary dates.*

(8) *Amount calculated as follows: Closing Stock Price as of April 8, 2010 ($2.62) x Shares of Restricted Stock That Vested (2,000). Closing Stock Price as of November 1, 2010 ($1.27) x Shares of Restricted Stock That Vested (600).*

Non-Qualified Deferred Compensation Plan

Hanmi Financial's DCP is an unfunded, unsecured deferred compensation plan. The DCP allows participants to defer all or a portion of their base salary and/or annual bonus. During 2010 none of the Named Executive Officers participated in the DCP.

Potential Payments Upon Termination

Hanmi Financial has entered into an employment agreement with its Chief Executive Officer that will require Hanmi Financial to provide compensation to the Chief Executive Officer in the event of a termination of employment or a change in control of Hanmi Financial. The amount of compensation payable to the Chief Executive Officer in each situation is listed in the tables below.

The following table describes the potential payments upon termination for Mr. Jay S. Yoo:

Executive Benefits and Payments Upon Termination[1]	Voluntary Termination	Without Cause Termination	Cause Termination	Death	Disability
Compensation:					
Base Salary	$ –	$175,000 [2]	$ –	$ –	$ –
Benefits and Perquisites:					
Life Insurance Benefits	–	–	–	$50,000 [3]	–
Disability Income	–	–	–	–	$ 97,500 [4]
Accrued Vacation Pay	$37,692 [5]	$ 37,692 [5]	$37,692 [5]	$37,692 [5]	$ 37,692 [5]
Total	$37,692	$212,692	$37,692	$87,692	$135,192

(1) *Assumes the Chief Executive Officer's date of termination is December 31, 2010.*

(2) *Amount represents total base salary to be paid to the Chief Executive Officer, which is base pay equal to six months amount is calculated as follows: $350,000 (Annual Base Salary) x 0.5 year.*

(3) *Amount represents proceeds from life insurance policies.*

(4) *Amount represents disability income to be paid to the Chief Executive Officer until he reaches age 65.*

(5) *Amount represents cash lump-sum payment for unused vacation days as of termination date.*

Below is a description of the assumptions that were used in creating the table above. The descriptions of the payments below are applicable only to the Chief Executive Officer's potential payments upon termination.

Voluntary Termination

At any time after the commencement of employment, Mr. Yoo, our Chief Executive Officer, may terminate his employment agreement. If he voluntarily resigns, including in connection with a change in control, death or disability, then he is entitled to receive no additional salary. The unvested portion of any outstanding stock option shall terminate immediately.

Without Cause Termination

Hanmi Financial may terminate Mr. Yoo's employment agreement without a showing of "cause." If Hanmi Financial terminates Mr. Yoo's employment agreement without "cause," including in connection with a change in control, subject to Mr. Yoo's execution of an effective general release of claims and his continuing compliance with the covenants set forth in his employment agreement, Mr. Yoo shall receive an amount equal to his base salary for six months. The unvested portion of any stock options and restrictive stock shall terminate immediately.

Cause Termination

Hanmi Financial may terminate Mr. Yoo's Employment Agreement for "cause," which shall mean: (1) Mr. Yoo is negligent in the performance of his material duties or engages in misconduct (i.e., the intentional or negligent violation of any state or federal banking law or regulation, or Hanmi Financial's employment policies, including but not limited to policies regarding honesty, conflict of interest, policies against discrimination, and/or employee leave policies); or (2) Mr. Yoo is convicted of or pleads guilty or nolo contendere to any felony, or is convicted of or pleads guilty or nolo contendere to any misdemeanor involving moral turpitude; or (3) Hanmi Financial is required to remove or replace Mr. Yoo by formal order or formal or informal instruction, including a requested consent order or agreement, from the Comptroller or Federal Deposit Insurance Corporation ("FDIC") or any other regulatory authority having jurisdiction; or (4) Mr. Yoo engages in any willful breach of duty during the course of his employment, or habitually neglects his duties or has a continued incapacity to perform; or (5) Mr. Yoo fails to follow any written policy of the Board of Directors or any resolutions of the Board of Directors adopted at a duly called meeting intentionally and in a material way; or (6) Mr. Yoo engages in any activity that materially adversely affects Hanmi Financial's reputation in the community, provided, at the time of engaging in such activity, Mr. Yoo knew or should have known that such activity would materially adversely affect Hanmi Financial's reputation in the community; or (7) Hanmi Bank receives a Section 8(a) Order from the FDIC or a Section 8(b) Order from the FDIC; or (8) Hanmi Bank receives a cease or desist order from the California Department of Financial Institutions that is attributable to the act or omission of Mr. Yoo in any material respect. In the event of a termination for good cause, as enumerated above, Mr. Yoo shall have no right to any compensation not otherwise expressly provided for in the employment agreement.

Other Executives.

Hanmi Financial does not have an employment agreement with any other executives. Because other executives' employment is "at-will," Hanmi Financial does not owe any compensation to other executives in the event of a termination of employment or a change in control of Hanmi Financial other than accrued salary and accrued vacation not used.

Director Compensation

The following table sets forth certain information regarding compensation paid to persons who served as outside Directors of Hanmi Financial for the fiscal year ended December 31, 2010:

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)(1)(2)	Stock Awards ($)(3)(4)(6)	Option Awards ($)(3)(5)(6)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(1)(7)	Total ($)
(a)	*(b)*	*(c)*	*(d)*	*(e)*	*(f)*	*(g)*	*(h)*
I Joon Ahn	$ 56,850	$–	$–	$–	$–	$15,545	$ 72,395
John A. Hall	$ 78,900	$–	$–	$–	$–	$ 100	$ 79,000
Paul Seon-Hong Kim	$ 69,100	$–	$–	$–	$–	$15,574	$ 84,674
Joon Hyung Lee	$ 59,800	$–	$–	$–	$–	$15,552	$ 75,352
Joseph K. Rho	$121,800	$–	$–	$–	$–	$15,552	$137,352
William J. Stolte	$ 69,300	$–	$–	$–	$–	$ 1,788	$ 71,088

(1) *All cash compensation and perquisites paid to Directors are paid by Hanmi Bank, which is then reimbursed by Hanmi Financial.*

(2) *Each Director who is not an employee of Hanmi Financial (an outside Director) is paid a monthly retainer fee of $3,000 and $1,000 for attendance at Board of Directors meetings ($500 for telephonic attendance at Board meetings). In addition, the Chairman of the Board receives an additional $1,500 each month. The Audit Committee Chairman receives an additional $1,000 each month. The chairmen of the remaining committees receive an additional $500 each month, and committee members receive an additional $100 each for attending committee meetings ($50 each for telephonic attendance at committee meetings). In addition, each Director who is not an employee of Hanmi Financial (an outside Director) is paid as follows for time spent above and beyond attendance at Board of Directors and committee meetings for special Company business, e.g., meetings with regulators, shareholders and other stakeholders, for less than 2 hours, $100, for 2-5 hours, $200, and for more than 5 hours, $400.*

(3) *All equity awards are made by Hanmi Financial, are for shares of Hanmi Financial's common stock, and are made pursuant to the 2007 Plan.*

(4) *Pursuant to new SEC regulations regarding the valuation of equity awards, amounts in columns (c) represent the applicable full grant date fair values of stock awards in accordance with FASB ASC Topic 718, excluding the effect for forfeitures. For further information, see Note 12 to Hanmi Financial's audited financial statements for the year ended December 31, 2010 included in Hanmi Financial's Annual Report on Form 10-K filed with the SEC on March 16, 2011.*

(5) Pursuant to new SEC regulations regarding the valuation of equity awards, amounts in columns (d) represent the applicable full grant date fair values of option awards in accordance with FASB ASC Topic 718, excluding the effect for forfeitures. For further information, see Note 12 to Hanmi Financial's audited financial statements for the year ended December 31, 2010 included in Hanmi Financial's Annual Report on Form 10-K filed with the SEC on March 16, 2011.

(6) Outstanding Equity Awards at Fiscal Year-End – The following table shows information as of December 31, 2010 for Hanmi Financial's Directors concerning unexercised stock options:

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
I Joon Ahn	24,000 [a]	–	$21.63	11/15/16
	4,000 [b]	16,000 [b]	$ 1.35	04/08/19
John A. Hall	4,000 [b]	16,000 [b]	$ 1.35	04/08/19
Paul Seon-Hong Kim	4,000 [b]	16,000 [b]	$ 1.35	04/08/19
Joon Hyung Lee	24,000 [a]	–	$21.63	11/15/16
	–	16,000 [b]	$ 1.35	04/08/19
Joseph K. Rho	24,000 [a]	–	$21.63	11/15/16
	4,000 [b]	16,000 [b]	$ 1.35	04/08/19
William J. Stolte	4,000 [c]	16,000 [c]	$ 1.57	04/22/19

(a) On November 15, 2006, pursuant to the 2000 Plan, 24,000 stock options were granted to each Director with vesting as follows: 33.33 percent (33.33%) to vest on November 15, 2007 and 33.33 percent (33.33%) on each of the next two anniversary dates.

(b) On April 8, 2009, pursuant to the 2007 Plan, 20,000 stock options were granted to each Director with vesting as follows: 20 percent (20%) to vest on April 8, 2010 and 20 percent (20%) on each of the next four anniversary dates.

(c) On April 22, 2009, pursuant to the 2007 Plan, 20,000 stock options were granted to Mr. Stolte with vesting as follows: 20 percent (20%) to vest on April 22, 2010 and 20 percent (20%) on each of the next four anniversary dates.

(7) The amounts in column (g) consist of:

Name	Health Insurance Premiums	Life Insurance Premiums	Gift Card	Total All Other Compensation
I Joon Ahn	$15,315	$130	$100	$15,545
John A. Hall	$ –	$ –	$100	$ 100
Paul Seon-Hong Kim	$15,315	$159	$100	$15,574
Joon Hyung Lee	$15,315	$137	$100	$15,552
Joseph K. Rho	$15,315	$137	$100	$15,552
William J. Stolte	$ 1,552	$136	$100	$ 1,788

NCGC Committee Interlocks and Insider Participation

Joon H. Lee, I Joon Ahn, John Hall, Paul Seon-Hong Kim, Joseph K. Rho served as members of the NCGC Committee during the last completed fiscal year. No member of the NCGC Committee was an officer or employee of Hanmi Financial or Hanmi Bank during the fiscal year ended December 31, 2010 or at any prior time. No member of the NCGC Committee is or was on the compensation committee of any other entity whose officers served either on the Board of Directors or on the NCGC Committee of Hanmi Financial.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

BENEFICIAL OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth information pertaining to "beneficial ownership" (as defined below) of Hanmi Financial's common stock, by (i) individuals or entities known to Hanmi Financial to own more than five percent (5%) of the outstanding shares of Hanmi Financial's common stock, (ii) each Director and nominee for election, (iii) the Named Executive Officers, and (iv) all Directors and executive officers of Hanmi Financial as a group. The information contained herein has been obtained from Hanmi Financial's records and from information furnished to Hanmi Financial by each individual or entity. Management knows of no other person who owns, beneficially or of record, either individually or with associates, more than five percent (5%) of Hanmi Financial's common stock.

The number of shares "beneficially owned" by a given stockholder is determined under SEC Rules, and the designation of ownership set forth below is not necessarily indicative of ownership for any other purpose. In general, the beneficial ownership as set forth below includes shares over which a Director, Director nominee, principal stockholder, or executive officer has sole or shared voting or investment power and certain shares which such person has a vested right to acquire, under stock options or otherwise, within 60 days of the date hereof. Except as otherwise indicated, the address for each of the following persons is Hanmi Financial's address. Unless otherwise noted, the address for each stockholder listed on the "Common Stock Beneficially Owned" table below is: c/o Hanmi Financial Corporation, 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010. The following information is as of February 19, 2011.

COMMON STOCK BENEFICIALLY OWNED

Name and Address of Beneficial Owner	Number of Shares	Percent of Shares Outstanding
BlackRock, Inc. (1)	8,622,795	5.70%
Joseph K. Rho, *Chairman of the Board* (2) (3) (4)	2,966,838	1.96%
Joon Hyung Lee, *Director* (3) (5)	2,465,275	1.63%
I Joon Ahn, *Director* (2) (3) (4)	1,536,526	1.02%
Paul Seon-Hong Kim, *Director* (3) (6)	246,724	*
Jay S. Yoo, *President and Chief Executive Officer, Director* (7)	196,000	*
Brian E. Cho, *Executive Vice President and Chief Financial Officer* (8)	94,000	*
Jung Hak Son, *Senior Vice President and Chief Credit Officer* (9)	58,000	*
William J. Stolte, *Director* (3) (10)	51,000	*
John A. Hall, *Director* (3) (6)	29,000	*
All Directors and Executive Officers as a Group (9 in Number)	**7,643,363**	**5.05%**

(1) *Based on a Schedule 13G/A filed on February 4, 2011 with the SEC under the Securities Exchange Act of 1934, as amended, by BlackRock, Inc. ("BlackRock"). The address of BlackRock is 40 East 52nd Street, New York, NY 10022.*

(2) *Includes 24,000 options and 4,000 options that are presently exercisable under the 2000 Plan and the 2007 Plan, respectively, and 4,000 options under the 2007 Plan that will become exercisable within 60 days.*

(3) *Includes 12,000 shares of restricted stock.*

(4) *Shares beneficial ownership with his spouse.*

(5) *Includes 24,000 options and 4,000 options that are presently exercisable under the 2000 Plan and the 2007 Plan, respectively, and 4,000 options under the 2007 Plan that will become exercisable within 60 days.*

(6) *Includes 4,000 options that are presently exercisable under the 2007 Plan and 4,000 options under the 2007 Plan that will vest within 60 days.*

(7) *Includes 70,000 options that are presently exercisable under the 2007 plan, 10,000 options under the 2007 Plan that will become exercisable within 60 days, and 16,000 shares of restricted stock.*

(8) *Includes 21,000 options that are presently exercisable under the 2007 Plan, 3,000 options under the 2007 Plan that will become exercisable within 60 days, and 14,000 shares of restricted stock*

(9) *Includes 16,000 options and 2,000 options that are presently exercisable under the 2000 Plan and the 2007 Plan, respectively, 2,000 options under the 2007 Plan and 2,000 options under the 2000 Plan that will become exercisable within 60 days, respectively, and 9,200 shares of restricted stock.*

(10) *Includes 4,000 options that are presently exercisable under the 2007 Plan.*

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information as of December 31, 2010 relating to equity compensation plans of Hanmi Financial pursuant to which grants of options, restricted stock awards or other rights to acquire shares may be granted from time to time.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	*(b)*	
Equity Compensation Plans Approved By Security Holders	1,066,891	$11.93	2,446,333
Equity Compensation Plans Not Approved By Security Holders	2,000,000 [1]	$ 1.20	2,000,000
Total Equity Compensation Plans	3,066,891	$ 4.93	4,446,333

(1) *Reflects warrants issued to Cappello Capital Corp. in connection with services it provided to us as a placement agent in connection with our best efforts public offering and as our financial adviser in connection with our completed rights offering. The warrants were immediately exercisable when issued at a purchase price of $1.20 per share of our common stock and expire on October 14, 2015. The warrants may be exercised for cash or by "cashless exercise". The exercise price and number of shares subject to the warrants are subject to adjustment for, among other events, stock splits and stock dividends.*

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

Some of Hanmi Financial's Directors and executive officers and their immediate families, as well as the companies with which they are associated, are customers of, or have had banking transactions with, Hanmi Financial or Hanmi Bank in the ordinary course of Hanmi Financial's business, and Hanmi Financial expects to have banking transactions with such persons in the future. In management's opinion, all loans and commitments to lend included in such transactions were made in the ordinary course of business, in compliance with applicable laws on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other persons of similar creditworthiness and, in the opinion of management, did not involve more than a normal risk of repayment or present other unfavorable features. There is no amount of indebtedness owed to Hanmi Financial or Hanmi Bank by the principal officers and current Directors of Hanmi Financial (including associated companies) as of December 31, 2010.

In connection with the retirement of Mr. Won R. Yoon, Ki Tae Hong, and Chang Kyu Park as Directors in 2008, Hanmi Financial and Hanmi Bank entered into severance agreements with each of them. Pursuant to such severance agreements, each of the retiring Directors will receive $3,000 per month for the next three years. Each of the retiring Directors also will receive current health insurance coverage for the next three years in which Hanmi Financial will continue to pay for medical, dental, and/or vision premiums. In connection with his retirement, Richard Lee entered into severance agreement. Pursuant to the Severance Agreement, among other things, Mr. Lee received a lump-sum payment of $180,000 upon his retirement. Mr. Lee also will also receive current health insurance coverage for the next three years in which Hanmi Bank will continue to pay for medical, dental, and/or vision premiums. See "*Director Compensation*" above.

Review, Approval or Ratification of Transactions With Related Persons

Hanmi Financial has adopted a Related Person Transaction Policy ("Policy"). The Policy provides that executive officers, Directors, five-percent (5%) stockholders, and their family members, and entities for which any of those persons serve as officers or partners or in which they have a ten percent (10%) or greater interest, must notify Hanmi Financial's Corporate Secretary before entering into transactions or other arrangements with Hanmi Financial or any of its affiliates (other than loans subject to Regulation O promulgated by the Board of Governors of the Federal Reserve System) if the amount exceeds $25,000. Hanmi Financial's Corporate Secretary will determine whether, under the guidelines in the Policy, the transaction or arrangement should be submitted to the Audit Committee for approval. In determining whether to submit proposed transactions to the Audit Committee for consideration, Hanmi Financial's Corporate Secretary will consider, among other things, the aggregate value of the proposed transaction, the benefits to Hanmi Financial of the proposed transaction, and whether the terms of the proposed transaction are comparable to the terms available to an unrelated third party and employees generally. The Policy also includes provisions for the review and possible ratification of transactions and arrangements that are entered into without prior review under the Policy. During 2010, neither Hanmi Financial nor any of its affiliates entered into any related party transactions that required review, approval, or ratification under the Policy.

Director Independence

The Board of Directors has determined that all of its Directors are independent under the applicable listing standards of The NASDAQ Stock Market, Inc. ("NASDAQ"), except for Jay S. Yoo, who also serves as the President and Chief Executive Officer of Hanmi Financial.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth information regarding the aggregate fees billed for professional services rendered by KPMG for the fiscal years ended December 31, 2010 and 2009:

	2010	2009
Audit Fees (1)	$625,000	$600,000
Audit-Related Fees (2)	100,356	158,998
Tax Fees (3)	102,931	54,000
All Other Fees	—	—
	$828,287	$812,998

(1) Includes fees billed for the integrated audit of our annual financial statements and internal control over financial reporting, for the reviews of the financial statements included in our Quarterly Reports on Form 10-Q, and for compliance with the Federal Deposit Insurance Corporation Improvement Act.

(2) Includes fees billed for professional services rendered in connection with valuation of deferred tax assets, capital raise project, and reviews of registration statements.

(3) Includes fees billed for professional services rendered in connection with tax compliance, tax advice, and tax planning.

There were no other fees billed by KPMG for advice or services rendered to Hanmi Financial other than as described above.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has established "Pre-Approval Policies and Procedures" for independent auditor services. Any proposed services not pre-approved or exceeding pre-approved cost levels require specific pre-approval by the Audit Committee. The Audit Committee may not delegate to management its responsibilities to pre-approve services performed by the independent auditors.

The Audit Committee may delegate pre-approval authority to one or more of its members. In 2009 and 2010, the Audit Committee Chairman was permitted to approve fees up to $25,000 with the requirement that any pre-approval decisions be reported to the Audit Committee at its next scheduled meeting.

The only non-audit service provided by the independent auditors was the preparation of Hanmi Financial's income tax return, which was 12.4 percent and 6.6 percent of the aggregate fees billed by KPMG for the fiscal years ended December 31, 2010 and 2009, respectively. The Audit Committee pre-approved this work and the related fees.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

EXHIBIT INDEX

Exhibit Number	Document
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HANMI FINANCIAL CORPORATION

By: /s/ Jay S. Yoo

Jay S. Yoo

President and Chief Executive Officer

Date: April 29, 2011

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From __________ To __________

Commission File Number: 000-30421

HANMI FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	**95-4788120**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
3660 Wilshire Boulevard, Penthouse Suite A Los Angeles, California	**90010**
(Address of Principal Executive Offices)	*(Zip Code)*

(213) 382-2200

(Registrant's Telephone Number, Including Area Code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 Par Value	**NASDAQ "Global Select Market"**

Securities Registered Pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of June 30, 2010, the aggregate market value of the common stock held by non-affiliates of the Registrant was approximately $59,235,000. For purposes of the foregoing calculation only, in addition to affiliated companies, all directors and officers of the Registrant have been deemed affiliates.

Number of shares of common stock of the Registrant outstanding as of March 1, 2011 was 151,258,390 shares.

Documents Incorporated By Reference Herein: Registrant's Definitive Proxy Statement for its 2011 Annual Meeting of Stockholders, which will be filed within 120 days of the fiscal year ended December 31, 2010, is incorporated by reference into Part III of this report (or information will be provided by amendment to this Form 10-K).

HANMI FINANCIAL CORPORATION

ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements under *"Item 1. Business," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations"* and elsewhere in this Form 10-K constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements in this Form 10-K other than statements of historical fact are "forward – looking statements" for purposes of federal and state securities laws, including, but not limited to, statements about anticipated future operating and financial performance, our allowance for credit losses and conditions of our loan portfolio, financial position and liquidity, business strategies, regulatory and competitive outlook, investment and expenditure plans, capital and financing needs and availability, plans and objectives of management for future operations, developments regarding our securities purchase agreement with Woori, and other similar forecasts and statements of expectation and statements of assumption underlying any of the foregoing. You can generally identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," or the negative of such terms and other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ from those expressed or implied by the forward-looking statement, including, but not limited to:

- our ability to continue as going concern;
- closure of Hanmi Bank and appointment of the Federal Deposit Insurance Corporation as receiver;
- failure to complete the transaction contemplated by the securities purchase agreement with Woori Finance Holdings Co., Ltd.;
- failure to raise enough capital to support our operations or meet our regulatory requirements;
- failure to maintain adequate levels of capital to support our operations;
- a significant number of customers failing to perform under their loans and other terms of credit agreements;
- our compliance with and the effect of regulatory orders we have entered into and potential future supervisory or governmental actions against us or Hanmi Bank;
- fluctuations in interest rates and a decline in the level of our interest rate spread;
- failure to attract or retain deposits and restrictions on taking brokered deposits;
- sources of liquidity available to us and to Hanmi Bank becoming limited or our potential inability to access sufficient sources of liquidity when needed or the requirement that we obtain government waivers to do so;
- adverse changes in domestic or global financial markets, economic conditions or business conditions;
- regulatory restrictions on Hanmi Bank's ability to pay dividends to us and on our ability to make payments on our obligations;
- significant reliance on loans secured by real estate and the associated vulnerability to downturns in the local real estate market, natural disasters and other variables impacting the value of real estate;
- failure to attract or retain our key employees;

- adequacy of our allowance for loan losses;
- credit quality and the effect of credit quality on our provision for credit losses and allowance for loan losses;
- volatility and disruption in financial, credit and securities markets, and the price of our common stock;
- deterioration in financial markets that may result in impairment charges relating to our securities portfolio;
- competition in our primary market areas;.
- demographic changes in our primary market areas;
- global hostilities, acts of war or terrorism, including but not limited to, conflict between North and South Korea;
- the effects of climate change and attendant regulation on our customers and borrowers;
- the effects of litigation against us;
- significant government regulations, legislation and potential changes thereto; and
- other risks described herein and in the other reports and statements we file with the SEC.

For additional information concerning risks we face, see *"Item 1A. Risk Factors," "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Interest Rate Risk Management"* and *"— Capital Resources and Liquidity."* We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made, except as required by law.

PART I

ITEM 1. BUSINESS

General

Hanmi Financial Corporation ("Hanmi Financial," "we," "us" or "our") is a Delaware corporation incorporated on March 14, 2000 to be the holding company for the Bank and is subject to the Bank Holding Company Act of 1956, as amended ("BHCA"). Hanmi Financial also elected financial holding company status under the BHCA in 2000. Our principal office is located at 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010, and our telephone number is (213) 382-2200.

The Bank, our primary subsidiary, is a state chartered bank incorporated under the laws of the State of California on August 24, 1981, and licensed pursuant to the California Financial Code ("Financial Code") on December 15, 1982. The Bank's deposit accounts are insured under the Federal Deposit Insurance Act ("FDI Act") up to applicable limits thereof, and the Bank is a member of the Federal Reserve System. The Bank's headquarters is located at 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010.

The Bank is a community bank conducting general business banking, with its primary market encompassing the Korean-American community as well as other communities in the multi-ethnic populations of Los Angeles County, Orange County, San Bernardino County, San Diego County, the San Francisco Bay area, and the Silicon Valley area in Santa Clara County. The Bank's full-service offices are located in business areas where many of the businesses are run by immigrants and other minority groups. The Bank's client base reflects the multi-ethnic composition of these communities. At December 31, 2010, the Bank maintained a branch network of 27 full-service branch offices in California and one loan production office ("LPO") in Washington.

Our other subsidiaries are Chun-Ha Insurance Services, Inc. ("Chun-Ha") and All World Insurance Services, Inc. ("All World"), which were acquired in January 2007. Founded in 1989, Chun-Ha and All World are insurance agencies that offer a complete line of insurance products, including life, commercial, automobile, health, and property and casualty.

The Bank's revenues are derived primarily from interest and fees on our loans, interest and dividends on our securities portfolio, and service charges on deposit accounts. A summary of revenues for the periods indicated follows:

	Year Ended December 31,					
	2010		2009		2008	
			(Dollars in Thousands)			
Interest and Fees on Loans	$ 137,328	80.8%	$ 173,318	80.1%	$ 223,942	82.6%
Interest and Dividends on Investments	6,631	3.9%	8,634	4.0%	14,022	5.2%
Other Interest Income	553	0.3%	2,195	1.0%	219	0.1%
Service Charges on Deposit Accounts	14,049	8.3%	17,054	7.9%	18,463	6.8%
Other Non-Interest Income	11,357	6.7%	15,056	7.0%	14,391	5.3%
Total Revenues	**$ 169,918**	100.0%	**$ 216,257**	100.0%	**$ 271,037**	100.0%

Going Concern

We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. In order to comply with the Final Order (as defined below), the Bank is also required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Final Order. By July 31, 2010, the Bank was required to increase its contributed equity capital by not less than an additional $100 million and maintain a ratio of tangible stockholders' equity to total tangible assets of at least 9.0 percent.

In addition, the Bank was also required to maintain a ratio of tangible stockholders' equity to total tangible assets of at least 9.5 percent at December 31, 2010 and until the Final Order is terminated. As a result of the successful completion of the registered rights and best efforts offering in July 2010, the capital contribution requirement set forth in the Final Order was satisfied. However, the tangible capital ratio requirement set for in the Final Order has not been satisfied at December 31, 2010. Further, should our asset quality continue to erode and require significant additional provision for credit losses, resulting in added future net operating losses at the Bank, or should we otherwise fail to be profitable, our capital levels will additionally decline requiring the raising of more capital than the amount currently required to satisfy our agreements with our regulators. An inability to raise additional capital when needed or comply with the terms of the Final Order or Written Agreement (as defined below), raises substantial doubt about our ability to continue as a going concern.

Our independent registered public accounting firm in their audit report for fiscal year 2010 has expressed substantial doubt about our ability to continue as a going concern. Continued operations may depend on our ability to comply with the regulatory orders we are subject to, as discussed in greater detail below.

Regulatory Enforcement Action

On November 2, 2009, the Board of Directors of the Bank consented to the issuance of a Final Order (the "Final Order") from the DFI. On the same date, Hanmi Financial and the Bank entered into a Written Agreement (the "Written Agreement") with the FRB. The Final Order and the Written Agreement contain substantially similar provisions. The Final Order and the Written Agreement require the Board of Directors of the Bank to prepare and submit written plans to the DFI and the FRB that address the following items: (i) strengthening board oversight of the management and operation of the Bank; (ii) strengthening credit risk management practices; (iii) improving credit administration policies and procedures; (iv) improving the Bank's position with respect to problem assets; (v) maintaining adequate reserves for loan and lease losses; (vi) improving the capital position of the Bank and, with respect to the Written Agreement, of Hanmi; (vii) improving the Bank's earnings through a strategic plan and a budget for 2010; (viii) improving the Bank's liquidity position and funds management practices; and (ix) contingency funding. In addition, the Final Order and the Written Agreement place restrictions on the Bank's lending to borrowers who have adversely classified loans with the Bank and requires the Bank to charge off or collect certain problem loans. The Final Order and the Written Agreement also require the Bank to review and revise its allowance for loan and lease losses consistent with relevant supervisory guidance. The Bank is also prohibited from paying dividends, incurring, increasing or guaranteeing any debt, or making certain changes to its business without prior approval from the DFI, and the Bank and Hanmi must obtain prior approval from the FRB prior to declaring and paying dividends. The Board and management intend to continue their efforts in cooperation with the FRB and the DFI to comply with all provisions in the Final Order and the Written Agreement.

Under the Final Order, the Bank is also required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Order. By July 31, 2010, the Bank was required to increase its contributed equity capital by not less than an additional $100 million. The Bank was required to maintain a ratio of tangible shareholder's equity to total tangible assets as follows:

Date	Ratio of Tangible Shareholder's Equity to Total Tangible Assets
By July 31, 2010	Not Less Than 9.0 Percent
From December 31, 2010 and Until the Final Order is Terminated	Not Less Than 9.5 Percent

If the Bank is not able to maintain the capital ratios identified in the Final Order, it must notify the DFI, and Hanmi Financial and the Bank are required to notify the FRB if their respective capital ratios fall below those set forth in the capital plan to be submitted to the FRB. On July 27, 2010, we completed a registered rights and best efforts offering by which we raised $116.8 million in net proceeds. As a result, we satisfied the $100 million capital contribution requirement set forth in the Final Order. However, the Bank had tangible stockholder's equity to total tangible assets ratio of 8.59 percent as of December 31, 2010, below the requirement set forth in the Final Order. Accordingly, we notified the DFI and the FRB of this lower ratio. Our inability to comply with the capital ratios identified in the Final Order raises substantial doubt about our ability to continue as a going concern.

Agreement with Woori

On May 25, 2010, we entered into a definitive securities purchase agreement with Woori Finance Holdings Co., Ltd. ("Woori"). The agreement with Woori, as amended, provides that upon satisfaction of all conditions to closing, we will issue 175 million shares of common stock to Woori at a purchase price per share of $1.20, for aggregate gross consideration of $210 million. The agreement with Woori currently permits us to raise capital from other sources and is terminable at will by either party. The transaction with Woori remains subject to regulatory approval and other conditions to closing. We cannot provide any assurance whether regulatory approvals will be obtained or whether we will close the transaction with Woori at all.

Market Area

The Bank historically has provided its banking services through its branch network to a wide variety of small- to medium-sized businesses. Throughout the Bank's service areas, competition is intense for both loans and deposits. While the market for banking services is dominated by a few nationwide banks with many offices operating over wide geographic areas, the Bank's primary competitors are relatively smaller community banks that focus their marketing efforts on Korean-American businesses in the Bank's service areas. Substantially all of our assets are located in, and substantially all of our revenues are derived from clients located within California.

Lending Activities

The Bank originates loans for its own portfolio and for sale in the secondary market. Lending activities include real estate loans (commercial property, construction and residential property), commercial and industrial loans (commercial term loans, commercial lines of credit, SBA loans and international trade finance), and consumer loans.

Real Estate Loans

Real estate lending involves risks associated with the potential decline in the value of the underlying real estate collateral and the cash flow from income-producing properties. Declines in real estate values and cash flows can be caused by a number of factors, including adversity in general economic conditions, rising interest rates, changes in tax and other laws and regulations affecting the holding of real estate, environmental conditions, governmental and other use restrictions, development of competitive properties and increasing vacancy rates. When real estate values decline, the Bank's real estate dependence increases the risk of loss both in the Bank's loan portfolio and any holdings of other real estate owned ("OREO") because of foreclosures on loans.

Commercial Property

The Bank offers commercial real estate loans. These loans are generally collateralized by first deeds of trust. For these commercial real estate loans, the Bank generally obtains formal appraisals in accordance with applicable regulations to support the value of the real estate collateral. All appraisal reports on commercial mortgage loans are reviewed by an Appraisal Review Officer. The review generally covers an examination of the appraiser's assumptions and methods that were used to derive a value for the property, as well as compliance with the Uniform Standards of Professional Appraisal Practice (the "USPAP"). The Bank first looks to cash flow from the borrower to repay the loan and then to cash flow from other sources. The majority of the properties securing these loans are located in Los Angeles County and Orange County.

The Bank's commercial real estate loans are principally secured by investor-owned commercial buildings and owner-occupied commercial and industrial buildings. Generally, these types of loans are made for a period of up to seven years based on a longer amortization period. These loans usually have a loan-to-value ratio at time of origination of 65 percent or less, using an adjustable rate indexed to the prime rate appearing in the West Coast edition of *The Wall Street Journal* ("WSJ Prime Rate") or the Bank's prime rate ("Bank Prime Rate"), as adjusted from time to time. The Bank also offers fixed-rate commercial real estate loans, including hybrid-fixed rate loans that are fixed for one to five years and convert to adjustable rate loans for the remaining term. Amortization schedules for commercial real estate loans generally do not exceed 25 years.

Payments on loans secured by investor-owned and owner-occupied properties are often dependent upon successful operation or management of the properties. Repayment of such loans may be subject to a greater extent to the risk of adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks in a variety of ways, including limiting the size of such loans in relation to the market value of the property and strictly scrutinizing the property securing the loan. The Bank manages these risks in a variety of ways, including vacancy and interest rate hike sensitivity analysis at the time of loan origination and quarterly risk assessment of the total commercial real estate secured loan portfolio that includes most recent industry trends. When possible, the Bank also obtains corporate or individual guarantees from financially capable parties. Representatives of the Bank visit all of the properties securing the Bank's real estate loans before the loans are approved. The Bank requires title insurance insuring the status of its lien on all of the real estate secured loans when a trust deed on the real estate is taken as collateral. The Bank also requires the borrower to maintain fire insurance, extended coverage casualty insurance and, if the property is in a flood zone, flood insurance, in an amount equal to the outstanding loan balance, subject to applicable laws that may limit the amount of hazard insurance a lender can require to replace such improvements. We cannot assure that these procedures will protect against losses on loans secured by real property.

Construction

The Bank finances the construction of multifamily, low-income housing, commercial and industrial properties within its market area. The future condition of the local economy could negatively affect the collateral values of such loans. The Bank's construction loans typically have the following characteristics:

- maturities of two years or less;
- a floating rate of interest based on the Bank Prime Rate or the WSJ Prime Rate;
- minimum cash equity of 35 percent of project cost;
- reserve of anticipated interest costs during construction or advance of fees;

- first lien position on the underlying real estate;
- loan-to-value ratios at time of origination generally not exceeding 65 percent; and
- recourse against the borrower or a guarantor in the event of default.

The Bank does, on a case-by-case basis, commit to making permanent loans on the property with loan conditions that command strong project stability and debt service coverage. Construction loans involve additional risks compared to loans secured by existing improved real property. These include the following:

- the uncertain value of the project prior to completion;
- the inherent uncertainty in estimating construction costs, which are often beyond the borrower's control;
- construction delays and cost overruns;
- possible difficulties encountered in connection with municipal or other governmental regulations during construction; and
- the difficulty in accurately evaluating the market value of the completed project.

Because of these uncertainties, construction lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. If the Bank is forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that the Bank will be able to recover all of the unpaid balance of, or accrued interest on, the loans as well as the related foreclosure and holding costs. In addition, the Bank may be required to fund additional amounts to complete a project and may have to hold the property for an indeterminable period. The Bank has underwriting procedures designed to identify what it believes to be acceptable levels of risk in construction lending. Among other things, qualified and bonded third parties are engaged to provide progress reports and recommendations for construction disbursements. No assurance can be given that these procedures will prevent losses arising from the risks described above.

Residential Property

The Bank originates fixed-rate and variable-rate mortgage loans secured by one- to four-family properties with amortization schedules of 15 to 30 years and maturities of up to 30 years. The loan fees charged, interest rates and other provisions of the Bank's residential loans are determined by an analysis of the Bank's cost of funds, cost of origination, cost of servicing, risk factors and portfolio needs. The Bank may sell some of the mortgage loans that it originates to secondary market participants. The typical turn-around time from origination to sale is between 30 and 90 days. The interest rate and the price of the loan are typically agreed to prior to the loan origination.

Commercial and Industrial Loans

The Bank offers commercial loans for intermediate and short-term credit. Commercial loans may be unsecured, partially secured or fully secured. The majority of the origination of commercial loans is in Los Angeles County and Orange County, and loan maturities are normally 12 to 60 months. The Bank requires a credit underwriting before considering any extension of credit. The Bank finances primarily small and middle market businesses in a wide spectrum of industries. Commercial and industrial loans consist of credit lines for operating needs, loans for equipment purchases and working capital, and various other business purposes.

As compared to consumer lending, commercial lending entails significant additional risks. These loans typically involve larger loan balances, are generally dependent on the cash flow of the business and may be subject to adverse conditions in the general economy or in a specific industry. Short-term business loans generally are intended to finance current operations and typically provide for principal payment at maturity, with interest payable monthly. Term loans normally provide for floating interest rates, with monthly payments of both principal and interest.

In general, it is the intent of the Bank to take collateral whenever possible, regardless of the loan purpose(s). Collateral may include liens on inventory, accounts receivable, fixtures and equipment, leasehold improvements and real estate. When real estate is the primary collateral, the Bank obtains formal appraisals in accordance with applicable regulations to support the value of the real estate collateral. Typically, the Bank requires all principals of a business to be co-obligors on all loan instruments and all significant stockholders of corporations to execute a specific debt guaranty. All borrowers must demonstrate the ability to service and repay not only their obligations to the Bank debt, but also all outstanding business debt, without liquidating the collateral, based on historical earnings or reliable projections.

Commercial Term Loans

The Bank finances small and middle-market businesses in a wide spectrum of industries throughout California. The Bank offers term loans for a variety of needs, including loans for working capital, purchases of equipment, machinery or inventory, business acquisitions, renovation of facilities, and refinancing of existing business-related debts. These loans have repayment terms of up to seven years.

Commercial Lines of Credit

The Bank offers lines of credit for a variety of short-term needs, including lines of credit for working capital, account receivable and inventory financing, and other purposes related to business operations. Commercial lines of credit usually have a term of 12 months or less.

SBA Loans

The Bank originates loans qualifying for guarantees issued by the U.S. SBA, an independent agency of the Federal Government. The SBA guarantees on such loans currently range from 75 percent to 90 percent of the principal. The Bank typically requires that SBA loans be secured by business assets and by a first or second deed of trust on any available real property. When the loan is secured by a first deed of trust on real property, the Bank generally obtains appraisals in accordance with applicable regulations. SBA loans have terms ranging from 5 to 20 years depending on the use of the proceeds. To qualify for a SBA loan, a borrower must demonstrate the capacity to service and repay the loan, without liquidating the collateral, based on historical earnings or reliable projections.

The Bank normally sells to unrelated third parties a substantial amount of the guaranteed portion of the SBA loans that it originates. When the Bank sells a SBA loan, it has a right to repurchase the loan if the loan defaults. If the Bank repurchases a loan, the Bank will make a demand for guarantee purchase to the SBA. The Bank retains the right to service the SBA loans, for which it receives servicing fees. The unsold portions of the SBA loans that remain owned by the Bank are included in loans receivable on the Consolidated Balance Sheets. As of December 31, 2010, the Bank had $123.8 million of SBA loans in its portfolio, and was servicing $191.3 million of SBA loans sold to investors.

International Trade Finance

The Bank offers a variety of international finance and trade services and products, including letters of credit, import financing (trust receipt financing and bankers' acceptances) and export financing. Although most of our trade finance activities are related to trade with Asian countries, all of our loans are made to companies domiciled in the United States ("U.S."). A substantial portion of this business involves California-based customers engaged in import activities.

Consumer Loans

Consumer loans are extended for a variety of purposes, including automobile loans, secured and unsecured personal loans, home improvement loans, home equity lines of credit, overdraft protection loans, unsecured lines of credit and credit cards. Management assesses the borrower's creditworthiness and ability to repay the debt through a review of credit history and ratings, verification of employment and other income, review of debt-to-income ratios and other measures of repayment ability. Although creditworthiness of the applicant is of primary importance, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount. Most of the Bank's loans to individuals are repayable on an installment basis.

Any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance, because the collateral is more likely to suffer damage or depreciation. The remaining deficiency often does not warrant further collection efforts against the borrower beyond obtaining a deficiency judgment. In addition, the collection of loans to individuals is dependent on the borrower's continuing financial stability, and thus is more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, various federal and state laws, including bankruptcy and insolvency laws, often limit the amount that the lender can recover on loans to individuals. Loans to individuals may also give rise to claims and defenses by a consumer borrower against the lender on these loans, and a borrower may be able to assert against any assignee of the note these claims and defenses that the borrower has against the seller of the underlying collateral.

Off-Balance Sheet Commitments

As part of its service to its small- to medium-sized business customers, the Bank from time to time issues formal commitments and lines of credit. These commitments can be either secured or unsecured. They may be in the form of revolving lines of credit for seasonal working capital needs or may take the form of commercial letters of credit or standby letters of credit. Commercial letters of credit facilitate import trade. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.

Lending Procedures and Loan Limits

Loan applications may be approved by the Board of Directors' Loan Committee, or by the Bank's management or lending officers to the extent of their lending authority. Individual lending authority is granted to the Chief Credit Officer and certain additional officers, including District Leaders. Loans for which direct and indirect borrower liability exceeds an individual's lending authority are referred to the Bank's Management Credit Committee and, for those in excess of the Management Credit Committee's approval limits, to the Board of Directors' Loan Committee.

Legal lending limits are calculated in conformance with the California Financial Code, which prohibits a bank from lending to any one individual or entity or its related interests on an unsecured basis any amount that exceeds 15 percent of the sum of stockholders' equity plus the allowance for loan losses, capital notes and any debentures, plus an additional 10 percent on a secured basis. At December 31, 2010, the Bank's authorized legal lending limits for loans to one borrower were $60.1 million for unsecured loans plus an additional $40.1 million for specific secured loans. However, the Bank has established internal loan limits that are lower than the legal lending limits.

The Bank seeks to mitigate the risks inherent in its loan portfolio by adhering to certain underwriting practices. The review of each loan application includes analysis of the applicant's experience, prior credit history, income level, cash flow, financial condition, tax returns, cash flow projections, and the value of any collateral to secure the loan, based upon reports of independent appraisers and/or audits of accounts receivable or inventory pledged as security. In the case of real estate loans over a specified amount, the review of collateral value includes an appraisal report prepared by an independent Bank-approved appraiser. All appraisal reports on commercial real property secured loans are reviewed by an Appraisal Review Officer. The review generally covers an examination of the appraiser's assumptions and methods that were used to derive a value for the property, as well as compliance with the USPAP.

Allowance for Loan Losses, Allowance for Off-Balance Sheet Items and Provision for Credit Losses

The Bank maintains an allowance for loan losses at a level considered by management to be adequate to cover the inherent risks of loss associated with its loan portfolio under prevailing economic conditions. In addition, the Bank maintains an allowance for off-balance sheet items associated with unfunded commitments and letters of credit, which is included in other liabilities on the Consolidated Balance Sheets.

The Bank analyzes its allowance for loan losses on a quarterly basis. In addition, as an integral part of the quarterly credit review process of the Bank, the allowance for loan losses and allowance for off-balance sheet items are reviewed for adequacy. The California Department of Financial Institutions (the "DFI") and/or the Board of Governors of the Federal Reserve System (the "FRB") may require the Bank to recognize additions to the allowance for loan losses through a provision for credit losses based upon their assessment of the information available to them at the time of their examinations.

Deposits

The Bank raises funds primarily through its network of branches and broker deposits. The Bank attracts deposits by offering a wide variety of transaction and term accounts and personalized customer service. Accounts offered include business and personal checking accounts, savings accounts, negotiable order of withdrawal ("NOW") accounts, money market accounts and certificates of deposit.

Website

We maintain an Internet website at _www.hanmi.com_. We make available free of charge on the website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments thereto, as soon as reasonably practicable after we file such reports with the Securities and Exchange Commission ("SEC"). None of the information on or hyperlinked from our website is incorporated into this Annual Report on Form 10-K ("Report"). These reports and other information on file can be inspected and copied at the public reference facilities of the SEC at 100 F Street, N.E., Washington D.C., 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains the reports, proxy and information statements and other information we file with them. The address of the site is www.sec.gov.

Employees

As of December 31, 2010, the Bank had 431 full-time employees and 28 part-time employees, and Chun-Ha and All World had 39 full-time employees and one part-time employee. Our employees are not represented by a union or covered by a collective bargaining agreement. We believe that our employee relations are satisfactory.

Insurance

We maintain financial institution bond and commercial insurance at levels deemed adequate by management to protect Hanmi Financial from certain litigation and other losses.

Competition

The banking and financial services industry in California generally, and in the Bank's market areas specifically, are highly competitive. The increasingly competitive environment faced by banks is primarily the result of changes in laws and regulation, changes in technology and product delivery systems, new competitors in the market, and the accelerating pace of consolidation among financial service providers. We compete for loans, deposits and customers with other commercial banks, savings institutions, securities and brokerage companies, mortgage companies, real estate investment trusts, insurance companies, finance companies, money market funds, credit unions and other non-bank financial service providers. Some of these competitors are larger in total assets and capitalization, have greater access to capital markets, including foreign-ownership, and/or offer a broader range of financial services.

Among the advantages that the major banks have over the Bank is their ability to finance extensive advertising campaigns and to allocate their investment assets to the regions with the highest yield and demand. Many of the major commercial banks operating in the Bank's service areas offer specific services (for instance, trust services) that are not offered directly by the Bank. By virtue of their greater total capitalization, these banks also have substantially higher lending limits.

Other institutions, including brokerage firms, credit card companies and retail establishments, offer banking services to consumers in competition with the Bank, including money market funds with check access and cash advances on credit card accounts. In addition, other entities (both public and private) seeking to raise capital through the issuance and sale of debt or equity securities compete with banks for the acquisition of deposits.

The Bank's major competitors are relatively smaller community banks that focus their marketing efforts on Korean-American businesses in the Bank's service areas. These banks compete for loans primarily through the interest rates and fees they charge and the convenience and quality of service they provide to borrowers. The competition for deposits is primarily based on the interest rate paid and the convenience and quality of service.

In order to compete with other financial institutions in its service area, the Bank relies principally upon local promotional activity, including advertising in the local media, personal contacts, direct mail and specialized services. The Bank's promotional activities emphasize the advantages of dealing with a locally owned and headquartered institution attuned to the particular needs of the community.

Economic Legislative and Regulatory Developments

Future profitability, like that of most financial institutions, is primarily dependent on interest rate differentials and credit quality. In general, the difference between the interest rates paid by us on interest-bearing liabilities, such as deposits and other borrowings, and the interest rates received by us on our interest-earning assets, such as loans extended to our customers and securities held in our investment portfolio, will comprise the major portion of our earnings. These rates are highly sensitive to many factors that are beyond our control, such as inflation, recession and unemployment, and the impact that future changes in domestic and foreign economic conditions might have on us cannot be predicted.

Our business is also influenced by the monetary and fiscal policies of the Federal Government and the policies of regulatory agencies, particularly the FRB. The FRB implements national monetary policies (with objectives such as curbing inflation and combating recession) through its open-market operations in U.S. Government securities, by adjusting the required level of reserves for depository institutions subject to its reserve requirements, and by varying the target federal funds and discount rates applicable to borrowings by depository institutions. The actions of the FRB in these areas influence the growth of bank loans, investments and deposits and affect interest earned on interest-earning assets and interest paid on interest-bearing liabilities. The nature and impact on us of any future changes in monetary and fiscal policies cannot be predicted.

From time to time, federal and state legislation is enacted that may have the effect of materially increasing the cost of doing business, limiting or expanding permissible activities, or affecting the competitive balance between banks and other financial services providers, such as recent federal legislation permitting affiliations among commercial banks, insurance companies and securities firms. We cannot predict whether or when any potential legislation will be enacted, and if enacted, the effect that it, or any implementing regulations, would have on our financial condition or results of operations. In addition, the outcome of any investigations initiated by state authorities or litigation raising issues may result in necessary changes in our operations, additional regulation and increased compliance costs.

From December 2007 through June 2009, the U.S. economy was in recession. Business activity across a wide range of industries and regions in the U.S. was greatly reduced. Although economic conditions have improved, certain sectors, such as real estate, remain weak and unemployment remains high. Local governments and many businesses are still in serious difficulty due to reduced consumer spending and continued liquidity challenges in the credit markets. In response to this economic downturn an financial industry instability, legislative and regulatory initiatives were, and are expected to continue to be, introduced and implemented, which substantially intensify the regulation of the financial services industry.

The Dodd-Frank Wall Street Reform and Consumer Protection Act

The landmark Dodd-Frank Wall Street Reform and Consumer Protection Act financial reform legislation ("Dodd-Frank"), which became law on July 21, 2010, significantly revised and expanded the rulemaking, supervisory and enforcement authority of federal bank regulators. Dodd-Frank followed other legislative and regulatory initiatives in 2008 and 2009 in response to the economic downturn and financial industry instability. Dodd-Frank impacts many aspects of the financial industry and, in many cases, will impact larger and smaller financial institutions and community banks differently over time. Dodd-Frank includes, among other things, the following:

(i) the creation of a Financial Services Oversight Counsel to identify emerging systemic risks and improve interagency cooperation;

(ii) expanded FDIC resolution authority to conduct the orderly liquidation of certain systemically significant non-bank financial companies in addition to depository institutions;

(iii) the establishment of strengthened capital and liquidity requirements for banks and bank holding companies, including minimum leverage and risk-based capital requirements no less than the strictest requirements in effect for depository institutions as of the date of enactment;

(iv) the requirement by statute that bank holding companies serve as a source of financial strength for their depository institution subsidiaries;

(v) enhanced regulation of financial markets, including the derivative and securitization markets, and the elimination of certain proprietary trading activities by banks;

(vi) the termination of investments by the U.S. Treasury under TARP;

(vi) the elimination and phase out of trust preferred securities (TRUPS) from Tier 1 capital with certain exceptions;

(vii) a permanent increase of the previously implemented temporary increase of FDIC deposit insurance to $250,000 and an extension of federal deposit coverage until January 1, 2013 for the full net amount held by depositors in non-interesting bearing transaction accounts;

(ix) authorization for financial institutions to pay interest on business checking accounts;

(x) changes in the calculation of FDIC deposit insurance assessments, such that the assessment base will no longer be the institution's deposit base, but instead, will be its average consolidated total assets less its average tangible equity and an increase in the minimum insurance ratio for the Deposit Insurance Fund ("DIF") from 1.15% to 1.35%;

(xi) the elimination of remaining barriers to de novo interstate branching by banks;

(xii) expanded restrictions on transactions with affiliates and insiders under Section 23A and 23B of the Federal Reserve Act and lending limits for derivative transactions, repurchase agreements and securities lending and borrowing transactions;

(xiii) the transfer of oversight of federally chartered thrift institutions to the Office of the Comptroller of the Currency and state chartered savings banks to the FDIC, and the elimination of the Office of Thrift Supervision;

(xiv) provisions that affect corporate governance and executive compensation at most United States publicly traded companies, including financial institutions, including (1) stockholder advisory votes on executive compensation, (2) executive compensation "clawback" requirements for companies listed on national securities exchanges in the event of materially inaccurate statements of earnings, revenues, gains or other criteria, (3) enhanced independence requirements for compensation committee members, and (4) authority for the SEC to adopt proxy access rules which would permit stockholders of publicly traded companies to nominate candidates for election as director and have those nominees included in a company's proxy statement; and

(xv) the creation of a Consumer Financial Protection Bureau, which is authorized to promulgate consumer protection regulations relating to bank and non-bank financial products and examine and enforce these regulations on banks with more than $10 billion in assets.

We cannot predict the extent to which the interpretations and implementation of this wide-ranging federal legislation by regulations and in supervisory policies and practices may affect us. Many of the requirements of Dodd-Frank will be implemented over time and most will be subject to regulations to be implemented or which will not become fully effective for several years. There can be no assurance that these or future reforms (such as possible new standards for commercial real estate lending ("CRE") or new stress testing guidance for all banks) arising out of these regulations and studies and reports required by Dodd-Frank will not significantly increase our compliance or other operating costs and earnings or otherwise have a significant impact on our business, financial condition and results of operations. Dodd-Frank will likely result in more stringent capital, liquidity and leverage requirements on us and may otherwise adversely affect our business. For example, the provisions that affect the payment of interest on demand deposits and interchange fees are likely to increase the costs associated with deposits as well as place limitations on certain revenues those deposits may generate. Provisions that revoke the Tier 1 capital treatment of trust preferred securities and otherwise require revisions to the capital requirements of Hanmi Financial and the Bank could require Hanmi Financial and the Bank to seek other sources of capital in the future. As a result of the changes required by Dodd-Frank, the profitability of our business activities may be impacted and we may be required to make changes to certain of our business practices. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements.

Some of the regulations required by various sections of Dodd-Frank have been proposed and some adopted in final, including the following notices of proposed rulemakings ("NPRs") and/or interim or final rules for the following sections of Dodd-Frank:

- Risk Based Capital Guidelines – Market Risk (Section 171) – Final Rule
- Orderly Liquidation (Section 209) – Initial Final Rule
- Implement Changes to DIF Assessment Base (Section 331) – NPR
- Designated Reserve Ratio and Restoration Plan for the Deposit Insurance Fund (Sections 332 and 334) – Final Rule
- $250,000 Deposit Insurance Coverage Limit (Section 335) – Final Rule
- Unlimited coverage for Non-Interest Bearing Deposits (Section 343) – Final Rule
- Incentive-based Compensation (Section 956) – FDIC NPR.

EESA and ARRA

Through its authority under the Emergency Economic Stabilization Act of 2008 ("EESA"), as amended by the American Recovery and Reinvestment Act of 2009 ("ARRA"), the U.S. Treasury ("Treasury") implemented the TARP Capital Purchase Program (the "TARP CPP"), a program designed to temporarily inject capital into financial institutions. In order to participate in the TARP CPP, financial institutions were required to adopt certain standards for executive compensation and corporate governance. The ARRA included a wide variety of programs intended to stimulate the economy and provide for extensive infrastructure, energy, health, and education needs and imposed certain new, more stringent executive compensation and corporate expenditure limits on all current and future TARP recipients until the U.S. Treasury is repaid. The executive compensation standards under ARRA include, but are not limited to, (i) prohibitions on bonuses, retention awards and other incentive compensation, other than restricted stock grants which do not fully vest during the TARP period up to one-third of an employee's total annual compensation, (ii) prohibitions on golden parachute payments for departure from a company, (iii) an expanded clawback of bonuses, retention awards, and incentive compensation if payment is based on materially inaccurate statements of earnings, revenues, gains or other criteria, (iv) prohibitions on compensation plans that encourage manipulation of reported earnings, (v) retroactive review of bonuses, retention awards and other compensation previously provided by TARP recipients if found by the U.S. Treasury to be inconsistent with the purposes of TARP or otherwise contrary to the public interest, (vi) required establishment of a company-wide policy regarding "excessive or luxury expenditures," and (vii) inclusion in a participant's proxy statements for annual stockholder meetings of a non-binding "Say on Pay" stockholder vote on the compensation of executives. Hanmi Financial and the Bank elected not to participate in the TARP CPP.

Federal Banking Agency Compensation Guidelines

Guidelines adopted by the federal banking agencies pursuant to the FDI Act prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder. In June 2010, the federal bank regulatory agencies jointly issued additional comprehensive guidance on incentive compensation policies (the "Incentive Compensation Guidance") intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The Incentive Compensation Guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Any deficiencies in compensation practices that are identified may be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or perform other actions. The Incentive Compensation Guidance provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk-management control or governance processes pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

On February 7, 2011, the Board of Directors of the Federal Deposit Insurance Corporation (FDIC) approved a joint proposed rulemaking to implement Section 956 of the Dodd-Frank for banks with $1 billion or more in assets. Section 956 prohibits incentive-based compensation arrangements that encourage inappropriate risk taking by covered financial institutions and are deemed to be excessive, or that may lead to material losses. The proposed rule would move the U.S. closer to aspects of international compensation standards by 1) requiring deferral of a substantial portion of incentive compensation for executive officers of particularly large institutions described above; 2) prohibiting incentive-based compensation arrangements for covered persons that would encourage inappropriate risks by providing excessive compensation; 3) prohibiting incentive-based compensation arrangements for covered persons that would expose the institution to inappropriate risks by providing compensation that could lead to a material financial loss; 4) requiring policies and procedures for incentive-based compensation arrangements that are commensurate with the size and complexity of the institution; and 5) requiring annual reports on incentive compensation structures to the institution's appropriate Federal regulator. A joint rule making proposal will be published for comment by all of the banking agencies and the Securities and Exchange Commission (the "SEC"), among other agencies.

The scope, content and application of the U.S. banking regulators' policies on incentive compensation continue to evolve in the aftermath of the economic downturn. It cannot be determined at this time whether compliance with such policies will adversely affect the ability of Hanmi Financial and the Bank to hire, retain and motivate key employees.

The Small Business Jobs Act of 2010

The Small Business Jobs Act of 2010 makes available up to $30 billion of funds for preferred stock capital investments by the U.S. Treasury in banks with less than $10 billion assets as of December 31, 2009 through the Small Business Lending Fund ("SBLF"). Banks with up to $1 billion assets may apply for up to 5% and banks with more than $1 billion in assets, but less than $10 billion, may apply for up to 3% of their risk-weighted assets. In some cases, preferred stock issued under the SBLF may be exchanged for preferred stock issued to the U.S. Treasury for TARP CPP funds. Banks on or recently removed from the FDIC problem bank list may not apply and banks with other supervisory problems or enforcement actions may be required to raise matching capital or may have their application denied. The new law provides that the term of the preferred stock is a maximum of 10 years and that the capital is to receive Tier 1 treatment. The interest rate on the preferred starts at 5% and may later range between 1% and 9%, depending on, among other things, the amount of qualifying small business loans which the recipient bank makes. The Bank has not yet determined whether or not it will apply to participate in the SBLF.

International Capital and Liquidity Initiatives

The international Basel Committee on Banking Supervision (the "Basel Committee") is a committee of central banks and bank supervisors and regulators from the major industrialized countries. The Basel Committee develops broad policy guidelines for use by each country's supervisors in determining the supervisory policies they apply. In December 2009, the Basel Committee released two consultative documents proposing significant changes to bank capital, leverage and liquidity requirements in response to the economic downturn to enhance the Basel II framework which had not yet been fully implemented internationally and even less so in the United States. The Group of Twenty Finance Ministers and Central Bank Governors (commonly referred to as the G-20), including the United States, endorsed the reform package, referred to as Basel III, and proposed phase in timelines in November, 2010. Basel III provides for increases in the minimum Tier 1 common equity ratio and the minimum requirement for the Tier 1 capital ratio. Basel III additionally includes a "capital conservation buffer" on top of the minimum requirement designed to absorb losses in periods of financial and economic distress; and an additional required countercyclical buffer percentage to be implemented according to a particular nation's circumstances. These capital requirements are further supplemented under Basel III by a non-risk-based leverage ratio. Basel III also reaffirms the Basel Committee's intention to introduce higher capital requirements on securitization and trading activities at the end of 2011.

The Basel III liquidity proposals have three main elements: (i) a "liquidity coverage ratio" designed to meet the bank's liquidity needs over a 30-day time horizon under an acute liquidity stress scenario, (ii) a "net stable funding ratio" designed to promote more medium and long-term funding over a one-year time horizon, and (iii) a set of monitoring tools that the Basel Committee indicates should be considered as the minimum types of information that banks should report to supervisors.

Implementation of Basel III in the United States will require regulations and guidelines by United States banking regulators, which may differ in significant ways from the recommendations published by the Basel Committee. It is unclear how United States banking regulators will define "well-capitalized" in their implementation of Basel III and to what extent and when smaller banking organizations in the United States will be subject to these regulations and guidelines. Basel III standards, if adopted, would lead to significantly higher capital requirements, higher capital charges and more restrictive leverage and liquidity ratios. United States banking regulators must also implement Basel III in conjunction with the provisions of Dodd-Frank related to increased capital and liquidity requirements. Further, Dodd-Frank required minimum leverage and risk-based capital requirements on a consolidated basis for all depository institution holding companies and insured depository institutions which may not be less than the strictest requirements in effect for depository institutions as of the date of enactment, July 21, 2010.

Supervision and Regulation

General

We are extensively regulated under both federal and certain state laws. Regulation and supervision by the federal and state banking agencies is intended primarily for the protection of depositors and the DIF administered by the FDIC, and not for the benefit of stockholders. Set forth below is a summary description of the principal laws and regulations that relate to our operations. These descriptions are qualified in their entirety by reference to the applicable laws and regulations.

Hanmi Financial

As a bank and financial holding company, we are subject to supervision and examination by the FRB under the BHCA. Accordingly, we are subject to the FRB's authority to:

- require periodic reports and such additional information as the FRB may require.
- require bank holding companies to maintain certain levels of capital.
- require that bank holding companies serve as a source of financial and managerial strength to subsidiary banks and commit resources as necessary to support each subsidiary bank.
- restrict the ability of bank holding companies to obtain dividends or other distributions from their subsidiary banks.
- terminate an activity or terminate control of or liquidate or divest certain subsidiaries, affiliates or investments if the FRB believes the activity or the control of the subsidiary or affiliate constitutes a significant risk to the financial safety, soundness or stability of any bank subsidiary.
- take formal or informal enforcement action or issue other supervisory directives and assess civil money penalties for non-compliance under certain circumstances.
- require the prior approval of senior executive officers or director changes and golden parachute payments, including change in control agreements or new employment agreements with payment terms which are contingent upon termination.
- regulate provisions of certain bank holding company debt, including the authority to impose interest ceilings and reserve requirements on such debt and require prior approval to purchase or redeem our securities in certain situations.

- limit or prohibit and require FRB prior approval of the payment of dividends.
- require financial holding companies to divest non-banking activities or subsidiary banks if they fail to meet certain financial holding company standards.
- approve acquisitions of more than 5% of the voting shares of another bank and mergers with other banks or savings institutions and consider certain competitive, management, financial and other factors in granting these approvals. Similar California and other state banking agency approvals may also be required.

A bank holding company is required to file with the FRB annual reports and other information regarding its business operations and those of its non-banking subsidiaries. It is also subject to supervision and examination by the FRB. Examinations are designed to inform the FRB of the financial condition and nature of the operations of the bank holding company and its subsidiaries and to monitor compliance with the BHCA and other laws affecting the operations of bank holding companies. To determine whether potential weaknesses in the condition or operations of bank holding companies might pose a risk to the safety and soundness of their subsidiary banks, examinations focus on whether a bank holding company has adequate systems and internal controls in place to manage the risks inherent in its business, including credit risk, interest rate risk, market risk (for example, from changes in value of portfolio instruments and foreign currency), liquidity risk, operational risk, legal risk and reputation risk.

Bank holding companies may be subject to potential enforcement actions by the FRB for unsafe or unsound practices in conducting their businesses or for violations of any law, rule, regulation or any condition imposed in writing by the FRB. Enforcement actions may include the issuance of cease and desist orders, the imposition of civil money penalties, the requirement to meet and maintain specific capital levels for any capital measure, the issuance of directives to increase capital, formal and informal agreements, or removal and prohibition orders against officers or directors and other "institution-affiliated" parties.

Regulatory Restrictions on Dividends; Source of Strength

Hanmi Financial is regarded as a legal entity separate and distinct from its other subsidiaries. The principal source of our revenue is dividends received from the Bank. Various federal and state statutory provisions limit the amount of dividends the Bank can pay to Hanmi Financial without regulatory approval. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. The policy provides that bank holding companies should not maintain a level of cash dividends that undermines the bank holding company's ability to serve as a source of strength to its banking subsidiaries.

The Federal Reserve's view is that in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use available resources to provide adequate capital funds to its subsidiary banks during periods of financial stress or adversity and should maintain financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company's failure to meet its source-of-strength obligations may constitute an unsafe and unsound practice or a violation of the Federal Reserve Board's regulations, or both. The source-of-strength doctrine most directly affects bank holding companies where a bank holding company's subsidiary bank fails to maintain adequate capital levels. In such a situation, the subsidiary bank will be required by the bank's federal regulator to take "prompt corrective action" including obtaining a guarantee by the bank holding company of a capital plan for and under capitalized bank subsidiaries. See "Prompt Corrective Action Regulations" below. Additionally, if a bank holding company has more than one bank subsidiary, the FDI Act provides that each subsidiary bank may have "cross-guaranty" liability for any loss incurred by the FDIC in connection with the failure of another commonly-controlled bank.

Because Hanmi Financial is a legal entity separate and distinct from the Bank, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of the Bank, the claims of depositors and other general or subordinated creditors of the Bank would be entitled to a priority of payment over the claims of holders of any obligation of the Bank to its shareholders, including any depository institution holding company (such as Hanmi Financial) or any shareholder or creditor of such holding company. In the event of a bank holding company's bankruptcy under Chapter 11 of the United States Bankruptcy Code, the trustee will be deemed to have assumed, and is required to cure immediately, any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

Regulatory Restrictions on Activities

Subject to prior notice or FRB approval, bank holding companies may generally engage in, or acquire shares of companies engaged in, activities determined by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Bank holding companies which elect and retain "financial holding company" status pursuant to the Gramm-Leach-Bliley Act of 1999 ("GLBA") may engage in these nonbanking activities and broader securities, insurance, merchant banking and other activities that are determined to be "financial in nature" or are incidental or complementary to activities that are financial in nature without prior Federal Reserve approval. Pursuant to GLBA and Dodd-Frank, in order to elect and retain financial holding company status, a bank holding company and all depository institution subsidiaries of a bank holding company must be well capitalized, and well managed, and, except in limited circumstances, depository subsidiaries must be in satisfactory compliance with the Community Reinvestment Act ("CRA"), which requires banks to help meet the credit needs of the communities in which they operate. Failure to sustain compliance with these requirements or correct any non-compliance within a fixed time period could lead to divestiture of subsidiary banks or require all activities to conform to those permissible for a bank holding company. Hanmi Financial elected financial holding company status and Chun-Ha and All World are considered financial subsidiaries of Hanmi Financial. Hanmi Financial has agreed with the FRB to take certain corrective action pursuant to these GLBA requirements.

Hanmi Financial is also a bank holding company within the meaning of Section 3700 of the California Financial Code. Therefore, Hanmi Financial and any of its subsidiaries are subject to examination by, and may be required to file reports with, the DFI.

Privacy Policies

Under the GLBA, all financial institutions are required to adopt privacy policies, restrict the sharing of nonpublic customer data with nonaffiliated parties and establish procedures and practices to protect customer data from unauthorized access. Hanmi Financial and the Bank have established policies and procedures to assure our compliance with all privacy provisions of the GLBA.

Capital Adequacy Requirements

At December 31, 2010, Hanmi Financial and the Bank's capital ratios exceed the minimum percentage requirements to be deemed "well capitalized" for regulatory purposes. *See "Notes to Consolidated Financial Statements, Note 1 – Regulatory Matters and Going Concern Consideration."* The regulatory capital guidelines and the actual capital ratios for Hanmi Financial and the Bank as of December 31, 2010, were as follows:

	Regulatory Capital Guidelines		Actual	
	Adequately Capitalized	Well Capitalized	Hanmi Bank	Hanmi Financial
Total Risk-Based Capital Ratio	8.00%	10.00%	12.22%	12.32%
Tier 1 Risk-Based Capital Ratio	4.00%	6.00%	10.91%	10.09%
Tier 1 Leverage Ratio	4.00%	5.00%	8.55%	7.90%

Bank holding companies and banks are subject to various regulatory capital requirements administered by state and federal banking agencies. Increased capital requirements are expected as a result of Dodd-Frank and the Basel III international supervisory developments. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting, and other factors.

The current risk-based capital guidelines for bank holding companies and banks adopted by the federal banking agencies are expected to provide a measure of capital that reflects the degree of risk associated with a banking organization's operations for both transactions reported on the balance sheet as assets, such as loans, and those recorded as off-balance sheet items, such as commitments, letters of credit and recourse arrangements. The risk-based capital ratio is determined by classifying assets and certain off-balance sheet financial instruments into weighted categories, with higher levels of capital being required for those categories perceived as representing greater risks and dividing its qualifying capital by its total risk-adjusted assets and off-balance sheet items. Under the risk-based capital guidelines, the nominal dollar amounts of assets and credit-equivalent amounts of off-balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0 percent for assets with low credit risk, such as certain U.S. Treasury securities, to 100 percent for assets with relatively high credit risk, such as business loans.

The risk-based capital requirements also take into account concentrations of credit (i.e., relatively large proportions of loans involving one borrower, industry, location, collateral or loan type) and the risks of "non-traditional" activities (those that have not customarily been part of the banking business). The risk-based capital regulations also include exposure to interest rate risk as a factor that the regulators will consider in evaluating a bank's capital adequacy. Interest rate risk is the exposure of a bank's current and future earnings and equity capital arising from adverse movements in interest rates. While interest rate risk is inherent in a bank's role as financial intermediary, it introduces volatility to bank earnings and to the economic value of the institution. Bank holding companies and banks engaged in significant trading activity may also be subject to the market risk capital guidelines and be required to incorporate additional market and interest rate risk components into their risk-based capital standards. Neither Hanmi Financial nor the Bank is currently subject to the market risk capital rules.

Qualifying capital is classified depending on the type of capital:

- "Tier I capital" currently includes common equity and trust preferred securities, subject to certain criteria and quantitative limits. The capital received from trust preferred offerings also qualifies as Tier I capital, subject to the new provisions of Dodd-Frank. Under Dodd-Frank, depository institution holding companies with more than $15 billion in total consolidated assets as of December 31, 2009, will no longer be able to include trust preferred securities as Tier 1 regulatory capital after of the end of a 3-year phase-out period beginning 2013, and would need to replace any outstanding trust preferred securities issued prior to May 19, 2010 with qualifying Tier 1 regulatory capital during the phase-out period. For institutions with less than $15 billion in total consolidated assets, existing trust preferred capital will still qualify as Tier 1. New issues by small bank holding companies with less than $500 million assets could still qualify as Tier 1, however the market for any new trust preferred capital raises is uncertain.

- "Tier II capital" includes hybrid capital instruments, other qualifying debt instruments, a limited amount of the allowance for loan and lease losses, and a limited amount of unrealized holding gains on equity securities. Following the phase-out period under Dodd-Frank, trust preferred securities will be treated as Tier II capital. The maximum amount of supplemental capital elements that qualifies as Tier 2 capital is limited to 100 percent of Tier 1 capital.
- "Tier III capital" consists of qualifying unsecured debt. The sum of Tier II and Tier III capital may not exceed the amount of Tier I capital.

Under the current capital guidelines, there are three fundamental capital ratios: a total risk-based capital ratio, a Tier 1 risk-based capital ratio and a Tier 1 leverage ratio. To be deemed "well capitalized" a bank must have a total risk-based capital ratio, a Tier 1 risk-based capital ratio and a Tier 1 leverage ratio of at least 10%, 6% and 5%, respectively. At December 31, 2010, the respective capital ratios of Hanmi Financial and the Bank exceeded the minimum percentage requirements to be deemed "well-capitalized" for regulatory purposes.

In addition to the requirements of Dodd-Frank and Basel III, the federal banking agencies may change existing capital guidelines or adopt new capital guidelines in the future. Pursuant to federal regulations, banks must maintain capital levels commensurate with the level of risk to which they are exposed, including the volume and severity of problem loans. FRB guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions, substantially above the minimum supervisory levels, without significant reliance on intangible assets. Federal banking regulators may set higher capital requirements when a bank's particular circumstances warrant and have required many banks and bank holding companies subject to enforcement actions to maintain capital ratios in excess of the minimum ratios otherwise required to be deemed well capitalized. In such cases, the institutions may no longer be deemed well capitalized and may therefore additionally be subject to restrictions on taking brokered deposits. Hanmi Financial and the Bank are subject to such requirements and restrictions pursuant to the Written Agreement with the FRB.

Hanmi Financial and the Bank are also required to maintain a leverage capital ratio designed to supplement the risk-based capital guidelines. Banks and bank holding companies that have received the highest rating of the five categories used by regulators to rate banks and that are not anticipating or experiencing any significant growth must maintain a ratio of Tier 1 capital (net of all intangibles) to adjusted total assets of at least 3%. All other institutions are required to maintain a leverage ratio of at least 100 to 200 basis points above the 3% minimum, for a minimum of 4% to 5%. As of December 31, 2010, the Bank's leverage capital ratio was 8.55 percent, and Hanmi Financial's leverage capital ratio was 7.90 percent, both ratios exceeding regulatory minimums.

As described previously, the Bank was required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Final Order. See *"Item 1. Business – Regulatory Enforcement Action."* for further details.

Imposition of Liability for Undercapitalized Subsidiaries

Bank regulators are required to take "prompt corrective action" to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve Board approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Acquisitions by Bank Holding Companies

The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire all, or substantially all, of the assets of any bank, or ownership or control of any voting shares of any bank, if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve Board is required to consider the financial and managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served, and various competitive factors.

Control Acquisitions

The Change in Bank Control Act prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute acquisition of control.

In addition, any company is required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquirer that is a bank holding company) or more of the outstanding common stock of the company, or otherwise obtaining control or a "controlling influence" over the company.

Cross-guarantees

Under the Federal Deposit Insurance Act, or FDIA, a depository institution (which definition includes both banks and savings associations), the deposits of which are insured by the FDIC, can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with (1) the default of a commonly controlled FDIC-insured depository institution or (2) any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution "in danger of default." "Default" is defined generally as the appointment of a conservator or a receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that default is likely to occur in the absence of regulatory assistance.

In some circumstances (depending upon the amount of the loss or anticipated loss suffered by the FDIC), cross-guarantee liability may result in the ultimate failure or insolvency of one or more insured depository institutions in a holding company structure. Any obligation or liability owed by a subsidiary bank to its parent company is subordinated to the subsidiary bank's cross-guarantee liability with respect to commonly controlled insured depository institutions. The Bank is currently the only FDIC-insured depository institution subsidiary of Hanmi Financial.

Because Hanmi Financial is a legal entity separate and distinct from the Bank, its right to participate in the distribution of assets of any subsidiary upon the subsidiary's liquidation or reorganization will be subject to the prior claims of the subsidiary's creditors. In the event of a liquidation or other resolution of the Bank, the claims of depositors and other general or subordinated creditors of the Bank would be entitled to a priority of payment over the claims of holders of any obligation of the Bank to its shareholders, including any depository institution holding company (such as Hanmi Financial) or any shareholder or creditor of such holding company.

Sarbanes-Oxley Act

The Company is subject to the accounting oversight and corporate governance requirements of the Sarbanes-Oxley Act of 2002, including, among other things, required executive certification of financial presentations, requirements for board audit committees and their members, and disclosure to shareholders of internal control reports and assessments by management regarding financial reporting.

Securities Registration

Hanmi Financial's common stock is publicly held and listed on the NASDAQ Stock Market ("NASDAQ"), and we are subject to the periodic reporting, information, proxy solicitation, insider trading, corporate governance and other requirements and restrictions of the Securities Exchange Act of 1934 and the regulations of the SEC promulgated thereunder as well as listing requirements of NASDAQ. Dodd-Frank includes the following provisions that affect corporate governance and executive compensation at most United States publicly traded companies, including Hanmi Financial: (1) stockholder advisory votes on executive compensation, (2) executive compensation "clawback" requirements for companies listed on national securities exchanges in the event of materially inaccurate statements of earnings, revenues, gains or other criteria similar to the requirements of the ARRA for TARP CPP recipients (3) enhanced independence requirements for compensation committee members, and (4) SEC authority to adopt proxy access rules which would permit stockholders of publicly traded companies to nominate candidates for election as director and have those nominees included in a company's proxy statement.

The Bank

As a California commercial bank whose deposits are insured by the FDIC, the Bank is subject to regulation, supervision and regular examination by the DFI and by the FRB, as the Bank's primary Federal regulator, and must additionally comply with certain applicable regulations of the Federal Reserve. Specific federal and state laws and regulations which are applicable to banks regulate, among other things, the scope of their business, their investments, their reserves against deposits, the timing of the availability of deposited funds, their activities relating to dividends, investments, loans, the nature and amount of and collateral for certain loans, borrowings, capital requirements, certain check-clearing activities, branching, and mergers and acquisitions. California banks are also subject to statutes and federal banking regulations including Regulation O and Federal Reserve Act Sections 23A and 23B and Regulation W, which restrict or limit loans or extensions of credit to "insiders", including officers directors and principal shareholders, and loans or extension of credit by banks to affiliates or purchases of assets from affiliates, including parent bank holding companies, except pursuant to certain exceptions and terms and conditions at least as favorable to those prevailing for comparable transactions with unaffiliated parties. Dodd-Frank expanded definitions and restrictions on transactions with affiliates and insiders under Section 23A and 23B and also lending limits for derivative transactions, repurchase agreements and securities lending and borrowing transactions.

Pursuant to the FDI Act and the Financial Code, California state chartered commercial banks may generally engage in any activity permissible for national banks. Therefore, the Bank may form subsidiaries to engage in the many so-called "closely related to banking" or "nonbanking" activities commonly conducted by national banks in operating subsidiaries or by non-bank subsidiaries of bank holding companies. Further, pursuant to GLBA, California banks may conduct certain "financial" activities in a subsidiary to the same extent as may a national bank, provided the bank is and remains "well-capitalized," "well-managed" and in satisfactory compliance with the CRA. The Bank currently has no financial subsidiaries.

If, as a result of an examination, the DFI or the FRB should determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of the Bank's operations are unsatisfactory or that the Bank or its management is violating or has violated any law or regulation, the DFI and the FRB, and separately the FDIC as insurer of the Bank's deposits, have residual authority to:

- require affirmative action to correct any conditions resulting from any violation or practice;
- direct an increase in capital or establish specific minimum capital ratios;
- restrict the Bank's growth geographically, by products and services or by mergers and acquisitions;
- enter into informal non-public or formal public memoranda of understanding or written agreements; enjoin unsafe and unsound practices and issue cease and desist orders to take corrective action;
- remove officers and directors and assess civil monetary penalties;
- terminate the Bank's deposit insurance, which would also result in the revocation of the Bank's license by the DFI; and
- take possession and close and liquidate the Bank.

As discussed above, the Bank entered into the Final Order issued by the DFI, and the Written Agreement with the FRB, each of which were issued effective as of November 2, 2009.

Brokered deposits

Under the FDI Act, banks may be restricted in their ability to accept brokered deposits, depending on their capital classification. "Well-capitalized" banks are permitted to accept brokered deposits, but all banks that are not well-capitalized could be restricted to accept such deposits. The FDIC may, on a case-by-case basis, permit banks that are adequately capitalized to accept brokered deposits if the FDIC determines that acceptance of such deposits would not constitute an unsafe or unsound banking practice with respect to the bank. As of December 31, 2010, in compliance with the FRB Written Agreement, the Bank had no brokered deposits.

Community Reinvestment Act

Under the CRA, a financial institution has a continuing and affirmative obligation, consistent with its safe and sound operation, to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires federal examiners, in connection with the examination of a financial institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. Hanmi Financial has a Compliance Committee, which oversees the planning of products, and services offered to the community, especially those aimed to serve low and moderate income communities. The Federal Reserve rated the Bank as "satisfactory" in meeting community credit needs under the CRA at its most recent examination for CRA performance.

Interstate Banking and Branching

Under the Riegle-Neal Interstate Banking and Branch Efficiency Act of 1994, as amended by Dodd-Frank, bank holding companies and banks generally have the ability to acquire or merge with banks in other states, and banks may also acquire or establish new branches outside their home states. Interstate branches are subject to certain laws of the states in which they are located. The Bank presently has no interstate branches.

Federal Home Loan Bank System

The Bank is a member and stockholder of the capital stock of the Federal Home Loan Bank of San Francisco. Among other benefits, each Federal Home Loan Bank ("FHLB") serves as a reserve or central bank for its members within its assigned region and makes available loans or advances to its members. Each FHLB is financed primarily from the sale of consolidated obligations of the FHLB system. Each FHLB makes available loans or advances to its members in compliance with the policies and procedures established by the Board of Directors of the individual FHLB. Each member of the FHLB of San Francisco is required to own stock in an amount equal to the greater of (i) a membership stock requirement with an initial cap of $25 million (100 percent of "membership asset value" as defined), or (ii) an activity based stock requirement (based on percentage of outstanding advances). At December 31, 2010, the Bank was in compliance with the FHLB's stock ownership requirement and our investment in FHLB capital stock totaled $27.3 million. The total borrowing capacity available based on pledged collateral and the remaining available borrowing capacity as of December 31, 2010 were $444.2 million and $395.1 million, respectively.

Federal Reserve System

The FRB requires all depository institutions to maintain noninterest-bearing reserves at specified levels against their transaction accounts (primarily checking and non-personal time deposits). At December 31, 2010, the Bank was in compliance with these requirements.

Prompt Corrective Action Regulations

The FDI Act requires the relevant federal banking regulator to take "prompt corrective action" with respect to a depository institution if that institution does not meet certain capital adequacy standards, including requiring the prompt submission of an acceptable capital restoration plan. Supervisory actions by the appropriate federal banking regulator under the prompt corrective action rules generally depend upon an institution's classification within five capital categories as defined in the regulations. The relevant capital measures are the capital ratio, the Tier 1 capital ratio, and the leverage ratio. However, the federal banking agencies have also adopted non-capital safety and soundness standards to assist examiners in identifying and addressing potential safety and soundness concerns before capital becomes impaired. These include operational and managerial standards relating to: (i) internal controls, information systems and internal audit systems, (ii) loan documentation, (iii) credit underwriting, (iv) asset quality and growth, (v) earnings, (vi) risk management, and (vii) compensation and benefits.

A depository institution's capital tier under the prompt corrective action regulations will depend upon how its capital levels compare with various relevant capital measures and the other factors established by the regulations. A bank will be: (i) "well capitalized" if the institution has a total risk-based capital ratio of 10.0% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater, and a leverage ratio of 5.0% or greater and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if the institution has a total risk-based capital ratio of 8.0% or greater, a Tier 1 risk-based capital ratio of 4.0% or greater, and a leverage ratio of 4.0% or greater and is not "well capitalized"; (iii) "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8.0%, a Tier 1 risk-based capital ratio of less than 4.0%, or a leverage ratio of less than 4.0%; (iv) "significantly undercapitalized" if the institution has a total risk-based capital ratio of less than 6.0%, a Tier 1 risk-based capital ratio of less than 3.0%, or a leverage ratio of less than 3.0%; and (v) "critically undercapitalized" if the institution's tangible equity is equal to or less than 2.0% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters.

The FDI Act generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be "undercapitalized." "Undercapitalized" institutions are subject to growth limitations and are required to submit a capital restoration plan. The regulatory agencies may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The bank holding company must also provide appropriate assurances of performance. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5.0% of the depository institution's total assets at the time it became undercapitalized and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." "Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets, and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions are subject to the appointment of a receiver or conservator.

The appropriate federal banking agency may, under certain circumstances, reclassify a well capitalized insured depository institution as adequately capitalized. The FDI Act provides that an institution may be reclassified if the appropriate federal banking agency determines (after notice and opportunity for a hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in an unsafe or unsound practice. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

FDIC Deposit Insurance

The FDIC is an independent federal agency that insures deposits, up to prescribed statutory limits, of federally insured banks and savings institutions and safeguards the safety and soundness of the banking and savings industries. The FDIC insures our customer deposits through the Deposit Insurance Fund (the "DIF") up to prescribed limits for each depositor. Pursuant to Dodd-Frank, the maximum deposit insurance amount has been permanently increased to $250,000 and all non-interest-bearing transaction accounts are insured through December 31, 2012. The amount of FDIC assessments paid by each DIF member institution is based on its relative risk of default as measured by regulatory capital ratios and other supervisory factors. Due to the greatly increased number of bank failures and losses incurred by DIF, as well as the recent extraordinary programs in which the FDIC has been involved to support the banking industry generally, the FDIC's DIF was substantially depleted and the FDIC has incurred substantially increased operating costs. In November, 2009, the FDIC adopted a requirement for institutions to prepay in 2009 their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011, and 2012. The Bank prepaid its assessments based on the calculations of the projected assessments at that time.

Dodd-Frank changed the base for FDIC insurance assessments to a bank's average consolidated total assets minus average tangible equity, rather than upon its deposit base alone, and requires the FDIC to increase the DIF's reserves against future losses. This will necessitate increased deposit insurance premiums that are expected to be borne primarily by institutions with assets of greater than $10 billion and with significant balance sheet debt obligations in addition to deposits liabilities.

As required by Dodd-Frank, the FDIC adopted a new DIF restoration plan which became effective on January 1, 2011. Among other things, the plan: (1) raises the minimum designated reserve ratio, which the FDIC is required to set each year, to 1.35 percent (from the former minimum of 1.15 percent) and removes the upper limit on the designated reserve ratio (which was formerly capped at 1.5 percent) and consequently on the size of the fund; (2) requires that the fund reserve ratio reach 1.35 percent by September 30, 2010 (rather than 1.15 percent by the end of 2016, as formerly required); (3) requires that, in setting assessments, the FDIC offset the effect of requiring that the reserve ratio reach 1.35 percent by September 30, 2020, rather than 1.15 percent by the end of 2016 on insured depository institutions with total consolidated assets of less than $10 million; (4) eliminates the requirement that the FDIC provide dividends from the fund when the reserve ratio is between 1.35 percent and 1.5 percent; and (5) continues the FDIC's authority to declare dividends when the reserve ratio at the end of a calendar year is at least 1.5 percent, but grants the FDIC sole discretion in determining whether to suspend or limit the declaration or payment of dividends. The FDI Act continues to require that the FDIC's Board of Directors consider the appropriate level for the designated reserve ratio annually and, if changing the designated reserve ratio, engage in notice-and-comment rulemaking before the beginning of the calendar year. The FDIC has set a long-term goal of getting its reserve ratio up to 2% of insured deposits by 2027.

On February 7, 2011, the FDIC approved a final rule, as mandated by Dodd-Frank, changing the deposit insurance assessment system from one that is based on total domestic deposits to one that is based on average consolidated total assets minus average tangible equity. In addition, the final rule creates a scorecard-based assessment system for larger banks (those with more than $10 billion in assets) and suspends dividend payments if the Deposit Insurance Fund reserve ratio exceeds 1.5 percent, but provides for decreasing assessment rates when the Deposit Insurance Fund reserve ratio reaches certain thresholds. Larger insured depository institutions will likely pay higher assessments to the Deposit Insurance Fund than under the old system. Additionally, the final rule includes a new adjustment for depository institution debt whereby an institution would pay an additional premium equal to 50 basis points on every dollar of long-term, unsecured debt held as an asset that was issued by another insured depository institution (excluding debt guaranteed under the FDIC's Temporary Liquidity Guarantee Program) to the extent that all such debt exceeds 3 percent of the other insured depository institution's Tier 1 capital. The new rule is expected to take effect for the quarter beginning April 1, 2011.

Our FDIC insurance expense totaled $10.5 million for 2010. FDIC insurance expense includes deposit insurance assessments and Financing Corporation ("FICO") assessments related to outstanding FICO bonds to fund interest payments on bonds to recapitalize the predecessor to the DIF. These assessments will continue until the FICO bonds mature in 2017. The FICO assessment rates, which are determined quarterly, was 0.01060% of insured deposits for the first quarter of fiscal 2010 and 0.01040% of insured deposits for each of the last three quarters of fiscal 2010. The total FICO assessments in 2010 was $280,000.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures or if the FDIC otherwise determines, we may be required to pay even higher FDIC premiums than the recently increased levels. These announced increases and any future increases in FDIC insurance premiums may have a material and adverse effect on our earnings and could have a material adverse effect on the value of, or market for, our common stock.

Loans-to-One-Borrower

With certain limited exceptions, the maximum amount that a California bank may lend to any borrower at any one time (including the obligations to the bank of certain related entities of the borrower) may not exceed 25 percent (and unsecured loans may not exceed 15 percent) of the bank's stockholders' equity, allowance for loan losses, and any capital notes and debentures of the bank.

Extensions of Credit to Insiders and Transactions with Affiliates

The Federal Reserve Act and FRB Regulation O place limitations and conditions on loans or extensions of credit to:

- a bank or bank holding company's executive officers, directors and principal stockholders (i.e., in most cases, those persons who own, control or have power to vote more than 10 percent of any class of voting securities);
- any company controlled by any such executive officer, director or stockholder; or
- any political or campaign committee controlled by such executive officer, director or principal stockholder.

Such loans and leases:

- must comply with loan-to-one-borrower limits;
- require prior full board approval when aggregate extensions of credit to the person exceed specified amounts;
- must be made on substantially the same terms (including interest rates and collateral) and follow

credit-underwriting procedures no less stringent than those prevailing at the time for comparable transactions with non-insiders;

- must not involve more than the normal risk of repayment or present other unfavorable features; and
- in the aggregate limit not exceed the bank's unimpaired capital and unimpaired surplus.

California has laws and the DFI has regulations that adopt and apply Regulation O to the Bank.

The Bank also is subject to certain restrictions imposed by Federal Reserve Act Sections 23A and 23B, as amended by Dodd-Frank, and FRB Regulation W on any extensions of credit to, or the issuance of a guarantee or letter of credit on behalf of, any affiliates, the purchase of, or investments in, stock or other securities thereof, the taking of such securities as collateral for loans, and the purchase of assets of any affiliates. Affiliates include parent holding companies, sister banks, sponsored and advised companies, financial subsidiaries and investment companies where the Bank's affiliate serves as investment advisor. Sections 23A and 23B and Regulation W generally:

- prevent any affiliates from borrowing from the Bank unless the loans are secured by marketable obligations of designated amounts;
- limit such loans and investments to or in any affiliate individually to 10 percent of the Bank's capital and surplus;
- limit such loans and investments to all affiliates in the aggregate to 20 percent of the Bank's capital and surplus; and
- require such loans and investments to or in any affiliate to be on terms and under conditions substantially the same or at least as favorable to the Bank as those prevailing for comparable transactions with non-affiliated parties.

Additional restrictions on transactions with affiliates may be imposed on the Bank under the FDI Act's prompt corrective action regulations and the supervisory authority of the federal and state banking agencies discussed above.

Dividends

Holders of Hanmi Financial common stock and preferred stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available therefore under the laws of the State of Delaware. Delaware corporations such as Hanmi Financial may make distributions to their stockholders out of their surplus, or out of their net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. However, dividends may not be paid out of a corporation's net profits if, after the payment of the dividend, the corporation's capital would be less than the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

The FRB has advised bank holding companies that it believes that payment of cash dividends in excess of current earnings from operations is inappropriate and may be cause for supervisory action. As a result of this policy, banks and their holding companies may find it difficult to pay dividends out of retained earnings from historical periods prior to the most recent fiscal year or to take advantage of earnings generated by extraordinary items such as sales of buildings or other large assets in order to generate profits to enable payment of future dividends. In a February 2009 guidance letter, the FRB directed that a bank holding company should inform the FRB if it is planning to pay a dividend that exceeds earnings for a given quarter or that could affect the bank's capital position in an adverse way. Further, the FRB's position that holding companies are expected to provide a source of managerial and financial strength to their subsidiary banks potentially restricts a bank holding company's ability to pay dividends. Hanmi Financial has agreed with the FRB that it will not declare or pay any dividends or make any payments on its trust preferred securities or any other capital distributions without the prior written consent of the FRB.

The Bank is a legal entity that is separate and distinct from its holding company. Hanmi Financial receives income through dividends paid by the Bank. Subject to the regulatory restrictions described below, future cash dividends by the Bank will depend upon management's assessment of future capital requirements, contractual restrictions and other factors.

The powers of the Board of Directors of the Bank to declare a cash dividend to its holding company is subject to California law as set forth in the Financial Code, which restricts the amount available for cash dividends to the lesser of a bank's retained earnings or net income for its last three fiscal years (less any distributions to shareholders made during such period). Where the above test is not met, cash dividends may still be paid, with the prior approval of the DFI, in an amount not exceeding the greatest of: 1) retained earnings of the bank; 2) the net income of the bank for its last fiscal year; or 3) the net income of the bank for its current fiscal year. Due to the Bank's retained deficit of $53.5 million as of December 31, 2008 and a net loss for years ended 2009 and 2010, the Bank is restricted under the Financial Code from making dividends to Hanmi Financial without the prior approval of the DFI. See *"Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities – Dividends"* for a further discussion of restrictions on the Bank's ability to pay dividends to Hanmi Financial.

Under the terms of the FRB Written Agreement and the DFI Final Order, the Bank is also prohibited from paying dividends, incurring, increasing or guaranteeing any debt, or making certain changes to its business without prior approval from the FRB and DFI, and the Bank and Hanmi must obtain prior approval from the FRB and DFI prior to declaring and paying dividends.

Bank regulators also have authority to prohibit a bank from engaging in business practices considered to be unsafe or unsound. It is possible, depending upon the financial condition of a bank and other factors, that regulators could assert that the payment of dividends or other payments might, under certain circumstances, be an unsafe or unsound practice, even if technically permissible.

Bank Secrecy Act and USA PATRIOT Act

The Bank Secrecy Act ("BSA") is a disclosure law that forms the basis of the Federal Government's framework to prevent and detect money laundering and to deter other criminal enterprises. Under the BSA, financial institutions such as the Bank are required to maintain certain records and file certain reports regarding domestic currency transactions and cross-border transportations of currency. Among other requirements, the BSA requires financial institutions to report imports and exports of currency in the amount of $10,000 or more and, in general, all cash transactions of $10,000 or more. The Bank has established a BSA compliance policy under which, among other precautions, the Bank keeps currency transaction reports to document cash transactions in excess of $10,000 or in multiples totaling more than $10,000 during one business day, monitors certain potentially suspicious transactions such as the exchange of a large number of small denomination bills for large denomination bills, and scrutinizes electronic funds transfers for BSA compliance. The BSA also requires that financial institutions report to relevant law enforcement agencies any suspicious transactions potentially involving violations of law.

The USA PATRIOT Act and its implementing regulations significantly expanded the anti-money laundering and financial transparency laws in response to the terrorist attacks in September 2001. The Bank has adopted additional comprehensive policies and procedures to address the requirements of the USA PATRIOT Act. Material deficiencies in anti-money laundering compliance can result in public enforcement actions by the banking agencies, including the imposition of civil money penalties and supervisory restrictions on growth and expansion. Such enforcement actions could also have serious reputation consequences for us and the Bank.

Consumer Laws

The Bank must comply with numerous consumer protection statutes and implementing regulations, including the CRA, the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, the Equal Credit Opportunity Act, the Truth in Lending Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Real Estate Settlement Procedures Act, the National Flood Insurance Act, the Americans with Disabilities Act and various federal and state privacy protection laws. Effective July 1, 2010, a new federal banking rule under the Electronic Fund Transfer Act prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machines and one-time debit card transactions, submit to certain exceptions, unless a consumer consents, or opts in, to the overdraft service for those type of transactions. Noncompliance with these laws could subject the Bank to lawsuits and could also result in administrative penalties, including, fines and reimbursements. The Bank and Hanmi Financial are also subject to federal and state laws prohibiting unfair or fraudulent business practices, untrue or misleading advertising and unfair competition.

These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans, collecting loans, and providing other services. Failure to comply with these laws and regulations can subject the Bank to various penalties, including, but not limited to, enforcement actions, injunctions, fines or criminal penalties, punitive damages to consumers, and the loss of certain contractual rights.

Dodd-Frank provides for the creation of the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve. This bureau is a new regulatory agency for United States banks. It will have broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, and contains provisions on mortgage-related matters such as steering incentives, determinations as to a borrower's ability to repay and prepayment penalties. The bureau's functions include investigating consumer complaints, conducting market research, rulemaking, supervising and examining banks consumer transactions, and enforcing rules related to consumer financial products and services. It is anticipated that the bureau will begin regulating activities in 2011. Banks with less than $10 billion in assets, such as the Bank, will continue to be examined for compliance by their primary federal banking agency.

Regulation of Subsidiaries

Non-bank subsidiaries are subject to additional or separate regulation and supervision by other state, federal and self-regulatory bodies. Chun-Ha and All World are subject to the licensing and supervisory authority of the California Commissioner of Insurance.

Going Concern

As previously mentioned, we are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. In order to comply with the Final Order, the Bank is also required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Final Order. By July 31, 2010, the Bank was required to increase its contributed equity capital by not less than an additional $100 million and maintain a ratio of tangible stockholders' equity to total tangible assets of at least 9.0 percent. In addition, the Bank was also required to maintain a ratio of tangible stockholders' equity to total tangible assets of at least 9.5 percent at December 31, 2010 and until the Final Order is terminated. As a result of the successful completion of the registered rights and best efforts offering in July 2010, the capital contribution requirement set forth in the Final Order was satisfied. However, the tangible capital ratio requirement set for in the Final Order has not been satisfied at December 31, 2010. Further, should our asset quality continue to erode and require significant additional provision for credit losses, resulting in added future net operating losses at the Bank, or should we otherwise fail to be profitable, our capital levels will additionally decline requiring the raising of more capital than the amount currently required to satisfy our agreements with our regulators. An inability to raise additional capital when needed or comply with the terms of the Final Order or Written Agreement, raises substantial doubt about our ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future, and do not include any adjustments to reflect the possible future effects on the recoverability or classification of assets, and the amounts or classification of liabilities that may result from the outcome of any regulatory action including being placed into receivership or conservatorship.

As set forth above, on May 25, 2010, we entered into a definitive securities purchase agreement with Woori and are currently awaiting final regulatory approval for the applications filed by Woori in connection with the transactions contemplated by the securities purchase agreement. We intend to inject a substantial portion of the net proceeds from the Woori transaction as new capital into Hanmi Bank. However, we cannot provide assurance that we will be successful in consummating the transaction with Woori.

ITEM 1A. RISK FACTORS

Together with the other information on the risks we face and our management of risk contained in this Report or in our other SEC filings, the following presents significant risks that may affect us. Events or circumstances arising from one or more of these risks could adversely affect our business, financial condition, operating results and prospects and the value and price of our common stock could decline. The risks identified below are not intended to be a comprehensive list of all risks we face and additional risks that we may currently view as not material may also adversely impact our financial condition, business operations and results of operations.

Risks Relating to Our Business and Ownership of Our Common Stock

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern. Our independent registered public accounting firm in their audit report for fiscal year 2010 has expressed substantial doubt about our ability to continue as a going concern. Continued operations may depend on our ability to comply with the terms of the Final Order and Written Agreement and the financing or other capital required to do so may not be available or may not be available on acceptable terms. Our audited financial statements were prepared under the assumption that we will continue our operations on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business. Our financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern. If we cannot continue as a going concern, our stockholders will lose some or all of their investment in us.

Our operations and regulatory capital needs require us to enhance our capital position in the near term and may also require us to raise additional capital in the future. We are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. As part of the Final Order, the Bank is also required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Final Order. The Bank is required to maintain a ratio of tangible stockholder's equity to total tangible assets as follows:

Date	Ratio of Tangible Shareholder's Equity to Total Tangible Assets
By July 31, 2010	Not Less Than 9.0 Percent
From December 31, 2010 and Until the Final Order is Terminated	Not Less Than 9.5 Percent

At December 31, 2010, the Bank had a tangible stockholders' equity to total tangible assets ratio of 8.59%. Accordingly, we are not in compliance with the Final Order. Pursuant to the Written Agreement, we are also required to increase and maintain sufficient capital at the Company and at Hanmi Bank that is satisfactory to the Federal Reserve Bank. We have also committed to the Federal Reserve Bank to adopt a consolidated capital plan to augment and maintain a sufficient capital position. Our existing capital resources may not satisfy our capital requirements for the foreseeable future and may not be sufficient to offset any problem assets. Even if we are successful in completing the transaction with Woori, we may still need to raise additional capital in the future to support our operations. If the transaction with Woori is not consummated, we will need to find alternative sources of capital. Further, should our asset quality erode and require significant additional provision for credit losses, resulting in consistent net operating losses at Hanmi Bank, our capital levels will decline and we will need to raise capital to satisfy our agreements with the regulators and any future regulatory orders or agreements we may be subject to.

Our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance. Accordingly, we cannot be certain of our ability to raise additional capital on terms acceptable to us. Inability to raise additional capital when needed, raises substantial doubt about our ability to continue as a going concern. In addition, if we were to raise additional capital through the issuance of additional shares, our stock price could be adversely affected, depending on the terms of any shares we were to issue.

The Bank is subject to additional regulatory oversight as a result of a formal regulatory enforcement action issued by the Federal Reserve Bank and the California Department of Financial Institutions. On November 2, 2009, the members of the Board of Directors of the Bank consented to the issuance of the Final Order from the California Department Financial Institutions. On the same date, we and the Bank entered into the Written Agreement with the Federal Reserve Bank. Under the terms of the Final Order and the Written Agreement, Hanmi Bank is required to implement certain corrective and remedial measures under strict time frames and we can offer no assurance that Hanmi Bank will be able to meet the deadlines imposed by the regulatory orders or any extensions of those deadlines.

These regulatory actions will remain in effect until modified, terminated, suspended or set aside by the Federal Reserve Bank or the California Department of Financial Institutions, as applicable. Failure to comply with the terms of these regulatory actions within the applicable time frames provided or any extended deadlines could result in additional orders or penalties from the Federal Reserve Bank and the California Department of Financial Institutions, which could include further restrictions on our business, assessment of civil money penalties on us and the Bank, as well as our respective directors, officers and other affiliated parties, termination of deposit insurance, removal of one or more officers and/or directors, the liquidation or other closure of the Bank and our ability to continue as a going concern. Generally, these enforcement actions will be lifted only after subsequent examinations substantiate complete correction of the underlying issues. Therefore they are not expected to be lifted if and when the Woori transaction is consummated.

We may become subject to additional regulatory restrictions in the event that our regulatory capital levels were to decline. We cannot provide any assurance that our total risk-based capital ratio or other regulatory capital ratios will not decline in the future such that Hanmi Bank may be considered to be "undercapitalized" for regulatory purposes. If a state member bank, like Hanmi Bank, is classified as undercapitalized, the bank is required to submit a capital restoration plan to the Federal Reserve Bank. Pursuant to Federal Deposit Insurance Corporation Improvement Act, an undercapitalized bank is prohibited from increasing its assets, engaging in a new line of business, acquiring any interest in any company or insured depository institution, or opening or acquiring a new branch office, except under certain circumstances, including the acceptance by the Federal Reserve Bank of a capital restoration plan for the bank. Pursuant to Section 38 of the Federal Deposit Insurance Act and Federal Reserve Board Regulation H, Hanmi Bank was previously required to submit a capital restoration plan to the Federal Reserve Bank that must be guaranteed by the Company as a result of the previous decline in the Bank's capital position. Hanmi Bank is also subject to other restrictions pursuant to Section 38 and Federal Reserve Board Regulation H, including restrictions on dividends, asset growth and expansion through acquisitions, branching or new lines of business and is prohibited from paying certain management fees until its improving capital ratios are deemed satisfactory by its regulators. The Federal Reserve Bank also has the discretion to impose certain other corrective actions pursuant to Section 38 and Regulation H.

If a bank is classified as significantly undercapitalized, the Federal Reserve Bank would be required to take one or more prompt corrective actions. These actions would include, among other things, requiring sales of new securities to bolster capital; improvements in management; limits on interest rates paid; prohibitions on transactions with affiliates; termination of certain risky activities and restrictions on compensation paid to executive officers. These actions may also be taken by the Federal Reserve Bank at any time on an undercapitalized bank if it determines those restrictions are necessary. If a bank is classified as critically undercapitalized, in addition to the foregoing restrictions, the Federal Deposit Insurance Corporation Improvement Act prohibits payment on any subordinated debt and requires the bank to be placed into conservatorship or receivership within 90 days, unless the Federal Reserve Bank determines that other action would better achieve the purposes of the Federal Deposit Insurance Corporation Improvement Act regarding prompt corrective action with respect to undercapitalized banks.

Finally, the capital classification of a bank affects the frequency of examinations of the bank, the deposit insurance premiums paid by such bank, and the ability of the bank to engage in certain activities, all of which could have a material adverse effect on our business, financial condition, results of operations, cash flows and/or future prospects and our ability to continue as a going concern.

The Bank is currently restricted from paying dividends to us and we are restricted from paying dividends to stockholders and from making any payments on our trust preferred securities. The primary source of our income from which we pay our obligations and distribute dividends to our stockholders is from the receipt of dividends from Hanmi Bank. The availability of dividends from Hanmi Bank is limited by various statutes and regulations. Hanmi Bank currently has a retained earnings deficit and has suffered net losses in

2010, 2009 and 2008, largely caused by provision for credit losses and goodwill impairments. As a result, the California Financial Code does not provide authority for Hanmi Bank to declare a dividend to us, with or without Commissioner approval. In addition, Hanmi Bank is prohibited from paying dividends to us unless it receives prior regulatory approval. Furthermore, we agreed that we will not pay any dividends or make any payments on our outstanding $82.4 million of trust preferred securities or any other capital distributions without the prior written consent of the Federal Reserve Bank. We began to defer interest payment on our trust preferred securities commencing with the interest payment that was due on January 15, 2009. If we defer interest payments for more than 20 consecutive quarters under any of our outstanding trust preferred instruments, then we would be in default under such trust preferred arrangements and the amounts due under the agreements pursuant to which we issued our trust preferred securities would be immediately due and payable.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition. Liquidity is essential to our business. An inability to raise funds through deposits, including brokered deposits, borrowings, the sale of loans and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us.

For example, the Federal Reserve Bank's lending to Hanmi Bank is limited as provided for in Regulation A (12 C.F.R. 201). Currently, the Federal Reserve Bank will not lend to Hanmi Bank for more than 60 days in any 120 day period and Hanmi Bank must maintain a minimum of $20.7 million to offset the risk from Hanmi Bank's non-Fedwire activity. In addition, due to continued deterioration in credit and capital, Hanmi Bank's maximum borrowing capacity from the Federal Home Loan Bank has been reduced from 20% of total assets to 15% of total assets and the maximum term has been reduced from 84 to 12 months.

Our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole as a result of the recent turmoil faced by banking organizations in the domestic and worldwide credit markets.

We may be required to make additional provisions for credit losses and charge off additional loans in the future, which could adversely affect our results of operations and capital levels. During the year ended December 31, 2010, we recorded a $122.5 million provision for credit losses and gross charge-offs of $131.8 million in loans, offset by recoveries of $9.9 million. For the year ended December 31, 2010, we recognized net losses of $88.0 million. There has been a general slowdown in the economy and in particular, in the housing market in areas of Southern California where a majority of our loan customers are based, along with high unemployment. This slowdown reflects declining prices and excess inventories of homes to be sold, which has contributed to a financial strain on homebuilders and suppliers, as well as an overall decrease in the collateral value of real estate securing loans. As of December 31, 2010, we had $856.5 million in commercial real estate, construction and residential property loans. Continuing deterioration in the real estate market generally and in the residential property and construction segment in particular, along with high levels of unemployment, could result in additional loan charge-offs and provisions for credit losses in the future, which could have an adverse effect on our net income and capital levels.

Our allowance for loan losses may not be adequate to cover actual losses. A significant source of risk arises from the possibility that we could sustain losses because borrowers, guarantors and related parties may fail to perform in accordance with the terms of their loans. The underwriting and credit monitoring policies and procedures that we have adopted to address this risk may not prevent unexpected losses that could have a material adverse effect on our business, financial condition, results of operations and cash flows. We maintain an allowance for loan losses to provide for loan defaults and non-performance. The allowance is also increased for new loan growth. While we believe that our allowance for loan losses is adequate to cover inherent losses, we cannot assure you that we will not increase the allowance for loan losses further or that our regulators will not require us to increase this allowance.

Our Southern California business focus and economic conditions in Southern California could adversely affect our operations. Hanmi Bank's operations are located primarily in Los Angeles and Orange counties. Because of this geographic concentration, our results depend largely upon economic conditions in these areas. The continued deterioration in economic conditions in Hanmi Bank's market areas, continued high unemployment or a significant natural or man-made disaster in these market areas, could have a material adverse effect on the quality of Hanmi Bank's loan portfolio, the demand for its products and services and on its overall financial condition and results of operations.

Our concentration in commercial real estate loans located primarily in Southern California could have adverse effects on credit quality. As of December 31, 2010, Hanmi Bank's loan portfolio included commercial real estate and construction loans, primarily in Southern California, totaling $793.9 million, or 35.0 percent of total gross loans. Because of this concentration, a continued deterioration of the Southern California commercial real estate market could affect the ability of borrowers, guarantors and related parties to perform in accordance with the terms of their loans. Among the factors that could contribute to such a continued decline are general economic conditions in Southern California, interest rates and local market construction and sales activity.

Our concentration in commercial and industrial loans could have adverse effects on credit quality. As of December 31, 2010, Hanmi Bank's loan portfolio included commercial and industrial loans, primarily in Southern California, totaling $1.36 billion, or 60.0 percent of total gross loans. Because of this concentration, a continued deterioration of the Southern California economy could affect the ability of borrowers, guarantors and related parties to perform in accordance with the terms of their loans, which could have adverse consequences for Hanmi Bank.

Our concentrations of loans in certain industries could have adverse effects on credit quality. As of December 31, 2010, Hanmi Bank's loan portfolio included loans to: 1) lessors of non-residential buildings totaling $379.0 million, or 16.7% of total gross loans; 2) borrowers in the accommodation industry totaling $321.7 million, or 14.2 percent of total gross loans; and 3) gas stations totaling $287.6 million, or 12.7 percent of total gross loans. Most of these loans are in Southern California. Because of these concentrations of loans in specific industries, a continued deterioration of the Southern California economy overall, and specifically within these industries, could affect the ability of borrowers, guarantors and related parties to perform in accordance with the terms of their loans, which could have material and adverse consequences for Hanmi Bank.

The Woori investment is subject to conditions to closing and may not close at all. The transactions contemplated by the securities purchase agreement with Woori is subject to numerous closing conditions, many of which are outside of our control and might not be fulfilled. The transaction with Woori must be approved by certain governmental agencies, including the Federal Reserve Board, the California Department of Financial Institutions (which has approved Woori's application) and the Korean Financial Services Commission, which could delay or prevent the closing. We cannot assure you that the investment by Woori in us will close in the near term or at all. If we fail to consummate the transactions contemplated by the securities purchase agreement and we otherwise fail to raise sufficient capital to satisfy the terms of the Final Order and the Written Agreement, further regulatory action could be taken against us and Hanmi Bank and we may not be able to continue as a going concern. Failure to comply with the terms of the regulatory orders within the applicable time frames provided could result in additional orders or penalties from the Federal Reserve Bank, the Federal Deposit Insurance Corporation and the California Department of Financial Institutions, which could include further restrictions on our business, assessment of civil money penalties on us and Hanmi Bank, as well as our respective directors, officers and other affiliated parties, termination of deposit insurance, removal of one or more officers and/or directors and the liquidation or other closure of Hanmi Bank.

Even if we were to consummate the transactions contemplated by the securities purchase agreement with Woori, we may still need to raise additional capital in the future and there can be no assurance that we would be able to do so in the amounts required and in a timely manner, or at all. Failure to raise sufficient capital could have a material adverse effect on our business, financial conditions and results of operations and subject us to further regulatory restrictions or penalties.

Existing stockholders will experience substantial dilution from the Woori investment or other capital raising transactions. The Woori investment will involve the issuance of a substantial number of shares of our common stock. If the Woori investment is completed, current stockholders may have less than a majority interest in us. If we raise capital from other sources, we may also issue a substantial number of shares of our common stock or securities convertible into common stock. As a result of the sale of such a large number of shares of our common stock, the market price of our common stock could decline and we could experience dilution to earnings and book value.

In the future we may decide or be required to raise additional funds, which would cause then existing stockholders to experience dilution. Even if we complete the Woori investment, we may decide to raise additional funds through public or private debt or equity financings for a number of reasons, including in response to regulatory or other requirements to meet our liquidity and capital needs, to finance our operations and business strategy or for other reasons. If we raise funds by issuing equity securities or instruments that are convertible into equity securities, the percentage ownership of our existing stockholders will further be reduced, the new equity securities may have rights, preferences and privileges superior to those of our common stock, and the market of our common stock could decline.

Even after the Woori investment or any other capital raising transactions, we may still be subject to continued regulatory scrutiny. Even if we complete the Woori investment (or other alternative capital raising transactions), we cannot assure you whether or when the regulatory agreements and orders we have entered into will be lifted or terminated. Even if they are lifted or terminated in whole or in part, we may still be subject to supervisory enforcement actions that restrict our activities.

If the Woori investment is completed, we may have a controlling stockholder who would be able to control certain corporate matters. If the transactions with Woori are consummated, Woori may become a controlling shareholder of ours. As a result, and subject to compliance with applicable law and our charter documents (subject to the limitations contained in our securities purchase agreement with Woori), Woori may have voting control of us, and, with control, would be able to (i) elect all of the members of our Board of Directors; (ii) adopt amendments to our charter documents; and (iii) subject to the limitations set forth in the securities purchase agreement regarding a cash-out merger, control the vote on any merger, sale of assets or other fundamental corporate transaction of the Company or Hanmi Bank or the issuance of additional equity securities or incurrence of debt, in each case without the approval of our other stockholders. It will also be impossible for a third party, other than Woori, to obtain control of us through purchases of our common stock not beneficially owned or controlled by Woori, which could have a negative impact on our stock price. Furthermore, in pursuing its economic interests, Woori may make decisions with respect to fundamental corporate transactions that may be different than the decisions of other stockholders. In addition, under the rules applicable to NASDAQ, if another company owns more than 50% of the voting power of a listed company, that company is considered a "controlled company" and exempt from rules relating to independence of the Board of Directors and the compensation and nominating committees. If the Woori investment is completed, we may be a controlled company. Accordingly, we would be exempt from certain corporate governance requirements and our stockholders may not have all the protections that these rules are intended to provide.

If the Woori investment is completed, the views of Woori's ownership stake may adversely affect us. Woori is also subject to regulatory oversight, review and supervisory action (which can include fines or penalties) by Korean banking authorities and U.S. regulatory authorities as a result of its 100% indirect controlling interest in Woori America Bank headquartered in New York. Our business operations and expansion plans could be negatively affected by regulatory concerns or supervisory action in the U.S. and in Korea against Woori and its affiliates. The views of Woori regarding possible new businesses, strategies, acquisitions, divestitures or other initiatives, including compliance and risk management processes, may differ from ours. Additionally, Woori America Bank has branches in California and competes with Hanmi Bank for customers. Woori may take actions with respect to Woori America Bank's business in California or elsewhere that could be disadvantageous to Hanmi Bank and to stockholders of Hanmi Financial other than Woori. If the transaction with Woori are consummated, this may delay or hinder us from pursuing initiatives or cause us to incur additional costs and subject us to additional oversight. Also, to the extent any directors, officers or employees serve us and Woori at the same time that could create or create the appearance of, conflicts of interest.

Difficult economic and market conditions have adversely affected our industry. Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Financial institutions have experienced decreased access to deposits and borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price. We do not expect that the difficult conditions in the financial markets are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market conditions on us and others in the financial institutions industry. In particular, we may face the following risks in connection with these events:

- We potentially face increased regulation of our industry. Compliance with such regulation may increase our costs and limit our ability to pursue business opportunities.
- The process we use to estimate losses inherent in our credit exposure requires difficult, subjective and complex judgments, including forecasts of economic conditions and how these economic conditions

might impair the ability of our borrowers to repay their loans. The level of uncertainty concerning economic conditions may adversely affect the accuracy of our estimates, which may, in turn, impact the reliability of the process.

- We may be required to pay significantly higher Federal Deposit Insurance Corporation premiums because market developments have significantly depleted the deposit insurance fund of the Federal Deposit Insurance Corporation and reduced the ratio of reserves to insured deposits.
- Our liquidity could be negatively impacted by an inability to access the capital markets, unforeseen or extraordinary demands on cash, or regulatory restrictions, which could, among other things, materially and adversely affect our business, results of operations and financial condition and our ability to continue as a going concern.

Instability in domestic and international financial markets could adversely affect us. Global capital markets and economic conditions are still unstable and the resulting disruption has been particularly acute in the financial sector. Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system. There can be no assurance as to the actual impact regulatory initiatives will have on the financial markets, including the extreme levels of volatility and limited credit availability currently being experienced. The failure of regulatory initiatives to help stabilize the financial markets and a worsening of financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to capital, liquidity, the financial condition of our borrowers and credit or the value of our securities.

Our success depends on our key management. Our success depends in large part on our ability to attract key people who are qualified and have knowledge and experience in the banking industry in our markets and to retain those people to successfully implement our business objectives. The unexpected loss of services of one or more of our key personnel or the inability to maintain consistent personnel in management could have a material adverse impact on our business and results of operations.

Our interest expense may increase following the repeal of the Federal prohibition on payment of interest on demand deposits. The federal prohibition on the ability of financial institutions to pay interest on demand deposit accounts was repealed as part of the Dodd-Frank Act. As a result, beginning on July 21, 2011, financial institutions could commence offering interest on demand deposits to compete for clients. We do not yet know what interest rates other institutions may offer. Our interest expense will increase and our net interest margin will decrease if the Bank begins offering interest on demand deposits to attract additional customers or maintain current customers, which could have a material adverse effect on our financial condition, net income and results of operations.

Changes in economic conditions could materially hurt our business. Our business is directly affected by changes in economic conditions, including finance, legislative and regulatory changes and changes in government monetary and fiscal policies and inflation, all of which are beyond our control. The economic conditions in the markets in which many of our borrowers operate have deteriorated and the levels of loan delinquency and defaults that we experienced were substantially higher than historical levels.

If economic conditions continue to deteriorate, it may exacerbate the following consequences:

- problem assets and foreclosures may increase;
- demand for our products and services may decline;
- low cost or non-interest bearing deposits may decrease; and

- collateral for loans made by us, especially real estate, may decline in value.

If a significant number of borrowers, guarantors or related parties fail to perform as required by the terms of their loans, we could sustain losses. A significant source of risk arises from the possibility that losses will be sustained because borrowers, guarantors or related parties may fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, that management believes are appropriate to limit this risk by assessing the likelihood of non-performance, tracking loan performance and diversifying our credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could have a material adverse effect on our financial condition and results of operations. The Bank substantially increased its provision for credit losses in the years ended December 31 2010, 2009 and 2008, as compared to previous years, as a result of increases in historical loss factors, increased charge-offs and migration of more loans into more adverse risk categories.

Our loan portfolio is predominantly secured by real estate and thus we have a higher degree of risk from a downturn in our real estate markets. A downturn in the real estate markets could hurt our business because many of our loans are secured by real estate. Real estate values and real estate markets are generally affected by changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies and acts of nature, such as earthquakes and national disasters particular to California. Substantially all of our real estate collateral is located in California. If real estate values continue to decline, the value of real estate collateral securing our loans could be significantly reduced. Our ability to recover on defaulted loans by foreclosing and selling the real estate collateral would then be diminished and we would be more likely to suffer material losses on defaulted loans.

We are exposed to risk of environmental liabilities with respect to properties to which we take title. In the course of our business, we may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If we become subject to significant environmental liabilities, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Our earnings are affected by changing interest rates. Changes in interest rates affect the level of loans, deposits and investments, the credit profile of existing loans, the rates received on loans and securities and the rates paid on deposits and borrowings. Significant fluctuations in interest rates may have a material adverse effect on our financial condition and results of operations. The current historically low interest rate environment caused by the response to the financial market crisis and the global economic recession may affect our operating earnings negatively.

We are subject to government regulations that could limit or restrict our activities, which in turn could adversely affect our operations. The financial services industry is subject to extensive federal and state supervision and regulation. Significant new laws, including the recent enactment of Dodd-Frank Act, changes in existing laws, or repeals of existing laws may cause our results to differ materially from historical and projected performance. Further, federal monetary policy, particularly as implemented through the Federal Reserve Board, significantly affects credit conditions and a material change in these conditions could have a material adverse impact on our financial condition and results of operations.

Additional requirements imposed by the Dodd-Frank Act and other regulations could adversely affect us. Recent government efforts to strengthen the U.S. financial system have resulted in the imposition of additional regulatory requirements, including expansive financial services regulatory reform legislation. Dodd-Frank, adopted in July 2010, sets out sweeping regulatory changes. Changes imposed by the Dodd-Frank include, among others: (i) new requirements on banking, derivative and investment activities, including modified capital requirements, the repeal of the prohibition on the payment of interest on business demand accounts, *and* debit card interchange fee requirements; (ii) corporate governance and executive compensation requirements; (iii) enhanced financial institution safety and soundness regulations, including increases in assessment fees and deposit insurance coverage; and (iv) the establishment of new regulatory bodies, such as the Bureau of Consumer Financial Protection. Certain provisions are effective immediately; however, much of the Financial Reform Act is subject to further rulemaking and/or studies. As such, while we are subject to the legislation, we cannot fully assess the impact of the Dodd-Frank until final rules are implemented, which depending on the rule, could be within six to 24 months from the enactment of the Dodd-Frank, or later.

Current and future legal and regulatory requirements, restrictions and regulations, including those imposed under Dodd-Frank, may adversely impact our profitability and may have a material and adverse effect on our business, financial condition, and results of operations, may require us to invest significant management attention and resources to evaluate and make any changes required by the legislation and accompanying rules and may make it more difficult for us to attract and retain qualified executive officers and employees.

The FDIC's restoration plan and the related increased assessment rate could adversely affect our earnings. As a result of a series of financial institution failures and other market developments, the DIF has been significantly depleted and reduced the ratio of reserves to insured deposits. As a result of recent economic conditions and the enactment of Dodd-Frank, the FDIC has increased the deposit insurance assessment rates and thus raised deposit premiums for insured depository institutions. If these increases are insufficient for the DIF to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required which we may be required to pay. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels. Any future additional assessments, increases or required prepayments in FDIC insurance premiums may materially adversely affect our results of operations.

The impact of the new Basel III capital standards will likely impose enhanced capital adequacy standards on us. On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee, announced agreement on the calibration and phase-in arrangements for a strengthened set of capital requirements, known as Basel III, which were approved in November 2010 by the G20 leadership. Basel III increases the minimum Tier 1 common equity ratio to 4.5%, net of regulatory deductions, and introduces a capital conservation buffer of an additional 2.5% of common equity to risk-weighted assets, raising the target minimum common equity ratio to 7%. Basel III increases the minimum Tier 1 capital ratio to 8.5% inclusive of the capital conservation buffer, increases the minimum total capital ratio to 10.5% inclusive of the capital buffer and introduces a countercyclical capital buffer of up to 2.5% of common equity or other fully loss absorbing capital for periods of excess credit growth. Basel III also introduces a non-risk adjusted Tier 1 leverage ratio of 3%, based on a measure of total exposure rather than total assets, and new liquidity standards. The Basel III capital and liquidity standards will be phased in over a multi-year period. The Federal Reserve will likely implement changes to the capital adequacy standards applicable to us and the Bank which will increase our capital requirements and compliance costs.

Competition may adversely affect our performance. The banking and financial services businesses in our market areas are highly competitive. We face competition in attracting deposits, making loans, and attracting and retaining employees, particularly in the Korean-American community. The increasingly competitive environment is a result of changes in regulation, changes in technology and product delivery systems, new competitors in the market, and the pace of consolidation among financial services providers. Our results in the future may be materially and adversely impacted depending upon the nature and level of competition.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements. The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers.

We rely on communications, information, operating and financial control systems technology from third party service providers, and we may suffer an interruption in those systems. We rely heavily on third-party service providers for much of our communications, information, operating and financial control systems technology, including our internet banking services and data processing systems. Any failure or interruption of these services or systems or breaches in security of these systems could result in failures or interruptions in our customer relationship management, general ledger, deposit, servicing and/or loan origination systems. The occurrence of any failures or interruptions may require us to identify alternative sources of such services, and we cannot assure you that we could negotiate terms that are as favorable to us, or could obtain services with similar functionality as found in our existing systems without the need to expend substantial resources, if at all.

Negative publicity could damage our reputation. Reputation risk, or the risk to our earnings and capital from negative publicity or public opinion, is inherent in our business. Negative publicity or public opinion could adversely affect our ability to keep and attract customers and expose us to adverse legal and regulatory consequences. Negative public opinion could result from our actual or perceived conduct in any number of activities, including lending practices, corporate governance, regulatory compliance, mergers and acquisitions, and disclosure, sharing or inadequate protection of customer information, and from actions taken by government regulators and community organizations in response to that conduct.

We are dependent on key personnel and the loss of one or more of those key personnel may materially and adversely affect our prospects. Competition for qualified employees and personnel in the banking industry is intense and there are a limited number of qualified persons with knowledge of, and experience in, the California community banking industry. The process of recruiting personnel with the combination of skills and attributes required to carry out our strategies is often lengthy. In addition, legislation and regulations which impose restrictions on executive compensation may make it more difficult for us to retain and recruit key personnel. Our success depends to a significant degree upon our ability to attract and retain qualified management, loan origination, finance, administrative, marketing and technical personnel and upon the continued contributions of our management and personnel. Failure to attract or retain such employees could have a material adverse effect on our financial condition and results of operations.

The price of our common stock may be volatile or may decline. The trading price of our common stock may fluctuate widely because of a number of factors, many of which are outside our control. In addition, the stock market is subject to fluctuations in the share prices and trading volumes that affect the market prices of the shares of many companies. These broad market fluctuations could adversely affect the market price of our common stock. Among the factors that could affect our stock price are:

- developments relating to the Woori investment;
- actual or anticipated quarterly fluctuations in our operating results and financial condition;
- changes in revenue or earnings estimates or publication of research reports and recommendations by financial analysts;
- failure to meet analysts' revenue or earnings estimates;
- speculation in the press or investment community;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- actions by institutional stockholders;
- fluctuations in the stock price and operating results of our competitors;
- general market conditions and, in particular, developments related to market conditions for the financial services industry;
- proposed or adopted legislative or regulatory changes or developments;
- anticipated or pending investigations, proceedings or litigation that involve or affect us; or
- domestic and international economic factors unrelated to our performance.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility recently. As a result, the market price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur. The trading price of the shares of our common stock and the value of our other securities will depend on many factors, which may change from time to time, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales of our equity or equity-related securities, and other factors identified above in "Forward Looking Statements." Current levels of market volatility are unprecedented. The capital and credit markets have been experiencing volatility and disruption for more than a year. In recent months, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers' underlying financial strength. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation and potential delisting from the NASDAQ Stock Market, Inc.

Your share ownership may be diluted by the issuance of additional shares of our common stock in the future. In addition to the substantial dilution you will experience upon the completion of the Woori transaction, your share ownership may be diluted by the issuance of additional shares of our common stock in the future. First, we have adopted a stock option plan that provides for the granting of stock options to our directors, executive officers and other employees. As of December 31, 2010, 3,066,891 shares of our common stock were issuable under options granted in connection with our stock option plans and stock warrants issued in connection with the registered rights and best efforts offerings. In addition, 2,446,333 shares of our common stock are reserved for future issuance to directors, officers and employees under our stock option plans. It is probable that the stock options will be exercised during their respective terms if the fair market value of our common stock exceeds the exercise price of the particular option. If the stock options are exercised, your share ownership will be diluted. In addition, our Amended and Restated Certificate of Incorporation authorizes the issuance of up to 500,000,000 shares of common stock. Our Amended and Restated Certificate of Incorporation does not provide for preemptive rights to the holders of our common stock. Any authorized but unissued shares are available for issuance by our Board of Directors. As a result, if we issue additional shares of common stock to raise additional capital or for other corporate purposes, you may be unable to maintain your pro rata ownership in the Company.

Future sales of common stock by existing stockholders may have an adverse impact on the market price of our common stock. Sales of a substantial number of shares of our common stock in the public market, or the perception that large sales could occur, including by Woori following completion of the transaction with Woori could cause the market price of our common stock to decline or limit our future ability to raise capital through an offering of equity securities.

Holders of our junior subordinated debentures have rights that are senior to those of our stockholders. As of December 31, 2010, we had outstanding $82.4 million of trust preferred securities issued by our subsidiary trusts. Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by us. The junior subordinated debentures underlying the trust preferred securities are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We have the right to defer distributions on the junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid on our common stock. We commenced deferring distributions on the junior subordinated debentures (and the related trust preferred securities) with the payment that was due on January 15, 2009.

Anti-takeover provisions and state and federal law may limit the ability of another party to acquire us, which could cause our stock price to decline. Various provisions of our Amended and Restated Certificate of Incorporation and By-laws could delay or prevent a third-party from acquiring us, even if doing so might be beneficial to our stockholders. These provisions provide for, among other things, supermajority voting approval for certain actions, limitation on large stockholders taking certain actions and the authorization to issue "blank check" preferred stock by action of the Board of Directors acting alone, thus without obtaining stockholder approval. The Bank Holding Company Act of 1956, as amended, and the Change in Bank Control Act of 1978, as amended, together with federal regulations, require that, depending on the particular circumstances, either Federal Reserve Bank approval must be obtained or notice must be furnished to the Federal Reserve Bank and not disapproved prior to any person or entity acquiring "control" of a state member bank, such as the Bank. These provisions may prevent a merger or acquisition that would be attractive to stockholders and could limit the price investors would be willing to pay in the future for our common stock.

Subject to the limitations set forth in the securities purchase agreement with Woori regarding a cash-out merger, following the completion of the transaction with Woori, Woori would control the vote on any merger, sale of assets or other fundamental corporate transaction of the Company or Hanmi Bank or the issuance of additional equity securities or incurrence of debt, in each case without the approval of our other stockholders.

It will also be impossible for a third party, other than Woori, to obtain control of us through purchases of our common stock not beneficially owned or controlled by Woori, which could have a negative impact on our stock price. If Woori were to sell or transfer shares of our common stock as a block, another person or entity could become our controlling stockholder, subject to any required regulatory approvals.

Our ability to use some or all of our net operating loss carryforwards may be impaired. There is a significant likelihood that the Woori investment will cause a reduction in the value of our net operating loss carryforwards ("NOLs") realizable for income tax purposes. Section 382 of the Internal Revenue Code imposes restrictions on the use of a corporation's NOLs, as well as certain recognized built-in losses and other carryforwards, after an "ownership change" occurs. A Section 382 "ownership change" occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. If an "ownership change" occurs, Section 382 would impose an annual limit on the amount of pre-change NOLs and other losses we can use to reduce our taxable income generally equal to the product of the total value of our outstanding equity immediately prior to the "ownership change" and the applicable federal long-term tax-exempt interest rate for the month of the "ownership change.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Hanmi Financial's principal office is located at 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California. The office is leased pursuant to a five-year term, which expires on November 30, 2013.

The following table sets forth information about our offices as of December 31, 2010:

Office	Address	City/State	Owned/ Leased
Corporate Headquarters [1]	3660 Wilshire Boulevard, Penthouse Suite A	Los Angeles, CA	Leased
Branches:			
Beverly Hills Branch	9300 Wilshire Boulevard, Suite 101	Beverly Hills, CA	Leased
Cerritos – Artesia Branch	11754 East Artesia Boulevard	Artesia, CA	Leased
Cerritos – South Branch	11900 South Street, Suite 109	Cerritos, CA	Leased
Downtown – Los Angeles Branch	950 South Los Angeles Street	Los Angeles, CA	Leased
Diamond Bar Branch	1101 Brea Canyon Road, Suite A-1	Diamond Bar, CA	Leased
Fashion District Branch	726 East 12th Street, Suite 211	Los Angeles, CA	Leased
Fullerton – Beach Branch	5245 Beach Boulevard	Buena Park, CA	Leased
Garden Grove – Brookhurst Branch	9820 Garden Grove Boulevard	Garden Grove, CA	Owned
Garden Grove – Magnolia Branch	9122 Garden Grove Boulevard	Garden Grove, CA	Owned
Gardena Branch	2001 West Redondo Beach Boulevard	Gardena, CA	Leased
Irvine Branch	14474 Culver Drive, Suite D	Irvine, CA	Leased
Koreatown Galleria Branch	3250 West Olympic Boulevard, Suite 200	Los Angeles, CA	Leased
Koreatown Plaza Branch	928 South Western Avenue, Suite 260	Los Angeles, CA	Leased
Northridge Branch	10180 Reseda Boulevard	Northridge, CA	Leased
Olympic Branch [2]	3737 West Olympic Boulevard	Los Angeles, CA	Owned
Olympic – Kingsley Branch	3099 West Olympic Boulevard	Los Angeles, CA	Owned
Rancho Cucamonga Branch	9759 Baseline Road	Rancho Cucamonga, CA	Leased
Rowland Heights Branch	18720 East Colima Road	Rowland Heights, CA	Leased
San Diego Branch	4637 Convoy Street, Suite 101	San Diego, CA	Leased
San Francisco Branch	1469 Webster Street	San Francisco, CA	Leased
Silicon Valley Branch	2765 El Camino Real	Santa Clara, CA	Leased
Torrance – Crenshaw Branch	2370 Crenshaw Boulevard, Suite H	Torrance, CA	Leased
Torrance – Del Amo Mall Branch	21838 Hawthorne Boulevard	Torrance, CA	Leased
Van Nuys Branch	14427 Sherman Way	Van Nuys, CA	Leased
Vermont Branch [3]	933 South Vermont Avenue	Los Angeles, CA	Owned
Western Branch	120 South Western Avenue	Los Angeles, CA	Leased
Wilshire – Hobart Branch	3660 Wilshire Boulevard, Suite 103	Los Angeles, CA	Leased
Departments:			
Commercial Loan Department [1]	3660 Wilshire Boulevard, Suite 1050	Los Angeles, CA	Leased
Consumer Loan Center [1]	3660 Wilshire Boulevard, Suite 424	Los Angeles, CA	Leased
Private Banking Department [1]	3737 West Olympic Boulevard	Los Angeles, CA	Leased
International Finance Department [1]	933 South Vermont Avenue, 2nd Floor	Los Angeles, CA	Leased
SBA Loan Center [1]	3660 Wilshire Boulevard, Suite 116	Los Angeles, CA	Leased
LPOs and Subsidiaries:			
Northwest Region LPO [1]	33110 Pacific Hwy South, Suite 4	Federal Way, WA	Leased
Chun-Ha/All World [1]	12912 Brookhurst Street, Suite 480	Garden Grove, CA	Leased
Chun-Ha [1]	3225 Wilshire Boulevard, Suite 1806	Los Angeles, CA	Leased

(1) *Deposits are not accepted at this facility.*

(2) *Training Facility is also located at this facility.*

(3) *Administrative offices are also located at this facility.*

As of December 31, 2010, our consolidated investment in premises and equipment, net of accumulated depreciation and amortization, totaled $17.6 million. Our total occupancy expense, exclusive of furniture and equipment expense, was $5.7 million for the year ended December 31, 2010. Hanmi Financial and its subsidiaries consider their present facilities to be sufficient for their current operations.

ITEM 3. LEGAL PROCEEDINGS

From time to time, Hanmi Financial and its subsidiaries are parties to litigation that arises in the ordinary course of business, such as claims to enforce liens, claims involving the origination and servicing of loans, and other issues related to the business of Hanmi Financial and its subsidiaries. In the opinion of management and in consultation with external legal counsel, the resolution of any such issues would not have a material adverse impact on the financial condition, results of operations, or liquidity of Hanmi Financial or its subsidiaries.

ITEM 4. REMOVED AND RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The following table sets forth, for the periods indicated, the high and low trading prices of Hanmi Financial's common stock for the last two years as reported on the Nasdaq Global Select Market under the symbol "HAFC":

	High	Low	Cash Dividend
2010:			
Fourth Quarter	$1.28	$0.86	–
Third Quarter	$1.70	$1.17	–
Second Quarter	$4.26	$1.26	–
First Quarter	$2.83	$1.02	–
2009:			
Fourth Quarter	$1.86	$1.10	–
Third Quarter	$1.92	$1.22	–
Second Quarter	$2.65	$1.21	–
First Quarter	$3.00	$0.75	–

Holders

Hanmi Financial had 619 registered stockholders of record as of February 1, 2011.

Dividends

Hanmi Financial has agreed with the FRB that it will not pay any cash dividends to its stockholders without the prior consent of the FRB. The Bank is also required to seek prior approval from its regulators to pay cash dividends to Hanmi Financial. The ability of Hanmi Financial to pay dividends to its stockholders is also directly dependent on the ability of the Bank to pay dividends to us. Section 642 of the California Financial Code provides that neither a California state-chartered bank nor a majority-owned subsidiary of a bank can pay dividends to its stockholders in an amount which exceeds the lesser of (a) the retained earnings of the bank or (b) the net income of the bank for its last three fiscal years, in each case less the amount of any previous distributions made during such period.

As a result of the net loss incurred by the Bank in recent years, the Bank is currently not able to pay dividends to Hanmi Financial under Section 642. Financial Code Section 643 provides, alternatively, that, notwithstanding the foregoing restriction set forth in Section 642, dividends in an amount not exceeding the greatest of (a) the retained earnings of the bank; (b) the net income of the bank for its last fiscal year or (c) the net income of the bank for its current fiscal year may be declared with the prior approval of the California Commissioner of Financial Institutions. The Bank had a retained deficit of $254.2 million as of December 31, 2010 and is not able to pay dividends under Section 643.

FRB Regulation H Section 208.5 provides that the Bank must obtain FRB approval to declare and pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of the Bank's net income during the current calendar year and the retained net income of the prior two calendar years. On August 29, 2008, we announced the suspension of our quarterly cash dividend. As a result of our existing regulatory agreements, we are required to obtain regulatory approval prior to the Bank or Hanmi Financial declaring any dividends to its respective stockholders.

It is the Federal Reserve's policy that bank holding companies should generally pay dividends on common stock only out of income available over the past year, and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. It is also the Federal Reserve's policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, in consideration of the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

The junior subordinated debentures underlying our trust preferred securities are senior to our shares of common stock. As a result, we must make payments on the junior subordinated debentures before any dividends can be paid on our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the junior subordinated debentures must be satisfied before any distributions can be made on our common stock. We began to defer distributions on our $82.4 million of outstanding junior subordinated debentures (and related trust preferred securities) commencing with the interest payment that was due on January 15, 2009.

We currently do not have any present intention of paying cash dividends to Hanmi Financial stockholders.

Performance Graph

The following graph shows a comparison of stockholder return on Hanmi Financial's common stock with the cumulative total returns for: 1) the Nasdaq Composite® (U.S.) Index; 2) the Standard and Poor's ("S&P") 500 Financials Index; and 3) the SNL Bank $1B-$5B Index, which was compiled by SNL Financial LC of Charlottesville, Virginia. The graph assumes an initial investment of $100 and reinvestment of dividends. The graph is historical only and may not be indicative of possible future performance. The performance graph shall not be deemed incorporated by reference to any general statement incorporating by reference this Report into any filing under the Securities Act of 1933 or under the Exchange Act, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such Acts.

TOTAL RETURN PERFORMANCE



$200
$150
$100
$50
$0
Index Value
Hanmi Financial
Nasdaq Composite
S&P 500 Financials
SNL Bank $1B-$5B Index
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
12/31/10

Index	Symbol	December 31, 2005	2006	2007	2008	2009	2010
Hanmi Financial	HAFC	$100.00	$127.49	$ 49.80	$12.42	$ 7.24	$ 8.87
Nasdaq Composite	^IXIC	$100.00	$109.52	$120.27	$71.51	$102.89	$120.29
S&P 500 Financials	S5FINL	$100.00	$118.92	$ 97.34	$44.56	$ 51.99	$ 58.27
SNL Bank $1B-$5B	—	$100.00	$115.72	$ 84.36	$67.88	$ 49.93	$ 57.38

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

During the fourth quarter of 2010, there were no purchases of Hanmi Financial's equity securities by Hanmi Financial or its affiliates. As of December 31, 2010, there was no current plan authorizing purchases of Hanmi Financial's equity securities by Hanmi Financial or its affiliates.

ITEM 6. SELECTED FINANCIAL DATA

The following table presents selected historical financial information, including per share information as adjusted for the stock dividends and stock splits declared by us. This selected historical financial data should be read in conjunction with our consolidated financial statements and the notes thereto appearing elsewhere in this Report and the information contained in *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."* The selected historical financial data as of and for each of the years in the five years ended December 31, 2010 is derived from our audited financial statements. In the opinion of management, the information presented reflects all adjustments, including normal and recurring accruals, considered necessary for a fair presentation of the results of such periods.

	As of and for the Year Ended December 31,				
	2010	2009	2008	2007	2006
	(Dollars in Thousands, Except for Per Share Data)				
SUMMARY STATEMENTS OF OPERATIONS:					
Interest and Dividend Income	$ 144,512	$ 184,147	$ 238,183	$ 280,896	$ 260,189
Interest Expense	38,638	82,918	103,782	129,110	106,946
Net Interest Income Before Provision for Credit Losses	105,874	101,229	134,401	151,786	153,243
Provision for Credit Losses	122,496	196,387	75,676	38,323	7,173
Non-Interest Income	25,406	32,110	32,854	40,006	36,963
Non-Interest Expense	96,805	90,354	195,027	189,929	77,313
Income (Loss) Before Provision (Benefit) for Income Taxes	(88,021)	(153,402)	(103,448)	(36,460)	105,720
Provision (Benefit) for Income Taxes	(12)	(31,125)	(1,355)	24,302	40,370
NET INCOME (LOSS)	**$ (88,009)**	**$ (122,277)**	**$ (102,093)**	**$ (60,762)**	**$ 65,350**
SUMMARY BALANCE SHEETS:					
Cash and Cash Equivalents	$ 249,720	$ 154,110	$ 215,947	$ 122,398	$ 138,501
Total Investment Securities	413,963	133,289	197,117	350,457	391,579
Net Loans [(1)]	2,121,067	2,674,064	3,291,125	3,241,097	2,837,390
Total Assets	2,907,148	3,162,706	3,875,816	3,983,657	3,725,243
Total Deposits	2,466,721	2,749,327	3,070,080	3,001,699	2,944,715
Total Liabilities	2,733,892	3,012,962	3,611,901	3,613,101	3,238,873
Total Stockholders' Equity	173,256	149,744	263,915	370,556	486,370
Tangible Equity	171,023	146,362	258,965	256,548	272,412
Average Net Loans [(1)]	2,368,369	3,044,395	3,276,142	3,049,775	2,721,229
Average Investment Securities	215,280	188,325	271,802	368,144	414,672
Average Interest-Earning Assets	2,981,878	3,611,009	3,653,720	3,494,758	3,214,761
Average Total Assets	2,998,507	3,717,179	3,866,856	3,882,891	3,602,181
Average Deposits	2,587,686	3,109,322	2,913,171	2,989,806	2,881,448
Average Borrowings	243,690	341,514	591,930	355,819	221,347
Average Interest-Bearing Liabilities	2,268,954	2,909,014	2,874,470	2,643,296	2,367,389
Average Stockholders' Equity	137,968	225,708	323,462	492,637	458,227
Average Tangible Equity	135,171	221,537	264,490	275,036	242,362
PER SHARE DATA:					
Earnings (Loss) Per Share – Basic	$ (0.93)	$ (2.57)	$ (2.23)	$ (1.27)	$ 1.34
Earnings (Loss) Per Share – Diluted	$ (0.93)	$ (2.57)	$ (2.23)	$ (1.27)	$ 1.32
Book Value Per Share [(2)]	$ 1.15	$ 2.93	$ 5.75	$ 8.08	$ 9.91
Tangible Book Value Per Share [(3)]	$ 1.13	$ 2.86	$ 5.64	$ 5.59	$ 5.55
Cash Dividends Per Share	–	–	$ 0.09	$ 0.24	$ 0.24
Common Shares Outstanding	151,198,390	51,182,390	45,905,549	45,860,941	49,076,613

(1) *Loans receivable, net of allowance for loan losses and deferred loan fees.*

(2) *Total stockholders' equity divided by common shares outstanding.*

(3) *Tangible equity divided by common shares outstanding.*

	As of and for the Year Ended December 31,				
	2010	2009	2008	2007	2006
SELECTED PERFORMANCE RATIOS:					
Return on Average Assets [4]	(2.94)%	(3.29)%	(2.64)%	(1.56)%	1.81%
Return on Average Stockholders' Equity [5]	(63.79)%	(54.17)%	(31.56)%	(12.33)%	14.26%
Return on Average Tangible Equity [6]	(65.11)%	(55.19)%	(38.60)%	(22.09)%	26.96%
Net Interest Spread [7]	3.15%	2.28%	2.95%	3.20%	3.65%
Net Interest Margin [8]	3.55%	2.84%	3.72%	4.39%	4.83%
Efficiency Ratio [9]	73.74%	67.76%	116.60%	99.03%	40.65%
Dividend Payout Ratio [10]	—	—	(4.05)%	(18.11)%	18.02%
Average Stockholders' Equity to Average Total Assets	4.60%	6.07%	8.36%	12.69%	12.72%
SELECTED CAPITAL RATIOS:					
Total Capital to Total Risk-Weighted Assets:					
Hanmi Financial	12.32%	9.12%	10.79%	10.65%	12.55%
Hanmi Bank	12.22%	9.07%	10.70%	10.59%	12.28%
Tier 1 Capital to Total Risk-Weighted Assets:					
Hanmi Financial	10.09%	6.76%	9.52%	9.40%	11.58%
Hanmi Bank	10.91%	7.77%	9.44%	9.34%	11.31%
Tier 1 Capital to Average Total Assets:					
Hanmi Financial	7.90%	5.82%	8.93%	8.52%	10.08%
Hanmi Bank	8.55%	6.69%	8.85%	8.47%	9.85%
SELECTED ASSET QUALITY RATIOS:					
Non-Performing Loans to Total Gross Loans [11]	7.45%	7.77%	3.62%	1.66%	0.50%
Non-Performing Assets to Total Assets [12]	5.95%	7.76%	3.17%	1.37%	0.38%
Net Loan Charge-Offs to Average Total Gross Loans	4.79%	3.88%	1.38%	0.73%	0.17%
Allowance for Loan Losses to Total Gross Loans	6.44%	5.14%	2.11%	1.33%	0.96%
Allowance for Loan Losses to Non-Performing Loans	86.41%	66.19%	58.23%	80.05%	193.86%

(4) *Net income (loss) divided by average total assets.*

(5) *Net income (loss) divided by average stockholders' equity.*

(6) *Net income (loss) divided by average tangible equity.*

(7) *Average yield earned on interest-earning assets less average rate paid on interest-bearing liabilities. Computed on a tax-equivalent basis using an effective marginal rate of 35 percent*

(8) *Net interest income before provision for credit losses divided by average interest-earning assets. Computed on a tax-equivalent basis using an effective marginal rate of 35 percent*

(9) *Total non-interest expense divided by the sum of net interest income before provision for credit losses and total non-interest income.*

(10) *Dividends declared per share divided by basic earnings (loss) per share.*

(11) *Non-performing loans, including loans held for sale, consist of non-accrual loan and loans past due 90 days or more still accruing interest.*

(12) *Non-performing assets consist of non-performing loans and other real estate owned.*

Non-GAAP Financial Measures

Return on Average Tangible Equity

Return on average tangible equity is supplemental financial information determined by a method other than in accordance with U.S. generally accepted accounting principles ("GAAP"). This non-GAAP measure is used by management in the analysis of Hanmi Financial's performance. Average tangible equity is calculated by subtracting average goodwill and average other intangible assets from average stockholders' equity. Banking and financial institution regulators also exclude goodwill and other intangible assets from stockholders' equity when assessing the capital adequacy of a financial institution. Management believes the presentation of this financial measure excluding the impact of these items provides useful supplemental information that is essential to a proper understanding of the financial results of Hanmi Financial, as it provides a method to assess management's success in utilizing tangible capital. This disclosure should not be viewed as a substitution for results determined in accordance with GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies.

The following table reconciles this non-GAAP performance measure to the GAAP performance measure for the periods indicated:

	Year Ended December 31,				
	2010	2009	2008	2007	2006
	(Dollars in Thousands)				
Average Stockholders' Equity	$ 137,968	$ 225,708	$ 323,462	$ 492,637	$ 458,227
Less Average Goodwill and Average Other Intangible Assets	(2,797)	(4,171)	(58,972)	(217,601)	(215,865)
Average Tangible Equity	**$ 135,171**	**$ 221,537**	**$ 264,490**	**$ 275,036**	**$ 242,362**
Return on Average Stockholders' Equity	(63.79)%	(54.17)%	(31.56)%	(12.33)%	14.26%
Effect of Average Goodwill and Average Other Intangible Assets	(1.32)%	(1.02)%	(7.04)%	(9.76)%	12.70%
Return on Average Tangible Equity	**(65.11%)**	**(55.19%)**	**(38.60%)**	**(22.09%)**	**26.96%**

Tangible Book Value Per Share

Tangible book value per share is supplemental financial information determined by a method other than in accordance with GAAP. This non-GAAP measure is used by management in the analysis of Hanmi Financial's performance. Tangible book value per share is calculated by subtracting goodwill and other intangible assets from total stockholders' equity and dividing the difference by the number of shares of common stock outstanding. Management believes the presentation of this financial measure excluding the impact of these items provides useful supplemental information that is essential to a proper understanding of the financial results of Hanmi Financial, as it provides a method to assess management's success in utilizing tangible capital. This disclosure should not be viewed as a substitution for results determined in accordance with GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies.

The following table reconciles this non-GAAP performance measure to the GAAP performance measure for the periods indicated:

	December 31,				
	2010	2009	2008	2007	2006
	(Dollars in Thousands, Except Per Share Amounts)				
Total Stockholders' Equity	$ 173,256	$ 149,744	$ 263,915	$ 370,556	$ 486,370
Less Goodwill and Other Intangible Assets	(2,233)	(3,382)	(4,950)	(114,008)	(213,958)
Tangible Equity	**$ 171,023**	**$ 146,362**	**$ 258,965**	**$ 256,548**	**$ 272,412**
Book Value Per Share	$ 1.15	$ 2.93	$ 5.75	$ 8.08	$ 9.91
Effect of Goodwill and Other Intangible Assets	(0.02)	(0.07)	(0.11)	(2.49)	(4.36)
Tangible Book Value Per Share	**$ 1.13**	**$ 2.86**	**$ 5.64**	**$ 5.59**	**$ 5.55**

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion presents management's analysis of the financial condition and results of operations as of and for the years ended December 31, 2010, 2009 and 2008. This discussion should be read in conjunction with our Consolidated Financial Statements and the Notes related thereto presented elsewhere in this Report. See also "Cautionary Note Regarding Forward-Looking Statements."

CRITICAL ACCOUNTING POLICIES

We have established various accounting policies that govern the application of GAAP in the preparation of our consolidated financial statements. Our significant accounting policies are described in the *"Notes to Consolidated Financial Statements, Note 2 – Summary of Significant Accounting Policies."* Certain accounting policies require us to make significant estimates and assumptions that have a material impact on the carrying value of certain assets and liabilities, and we consider these critical accounting policies. We use estimates and assumptions based on historical experience and other factors that we believe to be reasonable under the circumstances. Actual results could differ significantly from these estimates and assumptions, which could have a material impact on the carrying value of assets and liabilities at the balance sheet dates and our results of operations for the reporting periods. Management has discussed the development and selection of these critical accounting policies with the Audit Committee of Hanmi Financial's Board of Directors.

Allowance for Loan Losses

We believe the allowance for loan losses and allowance for off-balance sheet items are critical accounting policies that require significant estimates and assumptions that are particularly susceptible to significant change in the preparation of our financial statements. Our allowance for loan loss methodologies incorporate a variety of risk considerations, both quantitative and qualitative, in establishing an allowance for loan loss that management believes is appropriate at each reporting date. Quantitative factors include our historical loss experiences on 13 segmented loan pools by type and risk rating, delinquency and charge-off trends, collateral values, changes in non-performing loans, and other factors. Qualitative factors include the general economic environment in our markets, delinquency and charge-off trends, and the change in non-performing loans. Concentration of credit, change of lending management and staff, quality of loan review system, and change in interest rate are other qualitative factors that are considered in our methodologies. See *"Financial Condition – Allowance for Loan Losses and Allowance for Off-Balance Sheet Items," "Results of Operations – Provision for Credit Losses"* and *"Notes to Consolidated Financial Statements, Note 2 – Summary of Significant Accounting Policies"* for additional information on methodologies used to determine the allowance for loan losses and allowance for off-balance sheet items.

Loan Sales

We normally sell SBA and residential mortgage loans to secondary market investors. When SBA guaranteed loans are sold, we generally retain the right to service these loans. We record a loan servicing asset when the benefits of servicing are expected to be more than adequate compensation to a servicer, which is determined by discounting all of the future net cash flows associated with the contractual rights and obligations of the servicing agreement. The expected future net cash flows are discounted at a rate equal to the return that would adequately compensate a substitute servicer for performing the servicing. In addition to the anticipated rate of loan prepayments and discount rates, other assumptions (such as the cost to service the underlying loans, foreclosure costs, ancillary income and float rates) are also used in determining the value of the loan servicing assets. Loan servicing assets are discussed in more detail in *"Notes to Consolidated Financial Statements, Note 2 – Summary of Significant Accounting Policies"* and *"Note 5 – Loans"* presented elsewhere herein.

Investment Securities

The classification and accounting for investment securities are discussed in more detail in *"Notes to Consolidated Financial Statements, Note 2 – Summary of Significant Accounting Policies"* presented elsewhere herein. Under FASB ASC 320, *"Investment,"* investment securities generally must be classified as held-to-maturity, available-for-sale or trading. The appropriate classification is based partially on our ability to hold the securities to maturity and largely on management's intentions with respect to either holding or selling the securities. The classification of investment securities is significant since it directly impacts the accounting for unrealized gains and losses on securities. Unrealized gains and losses on trading securities flow directly through earnings during the periods in which they arise. Investment securities that are classified as held-to-maturity are recorded at amortized cost. Unrealized gains and losses on available-for-sale securities are recorded as a separate component of stockholders' equity (accumulated other comprehensive income or loss) and do not affect earnings until realized or are deemed to be other-than-temporarily impaired.

The fair values of investment securities are generally determined by reference to the average of at least two quoted market prices obtained from independent external brokers or independent external pricing service providers who have experience in valuing these securities. In obtaining such valuation information from third parties, we have evaluated the methodologies used to develop the resulting fair values. We perform a monthly analysis on the broker quotes received from third parties to ensure that the prices represent a reasonable estimate of the fair value. The procedures include, but are not limited to, initial and on-going review of third party pricing methodologies, review of pricing trends, and monitoring of trading volumes.

We are obligated to assess, at each reporting date, whether there is an other-than-temporary impairment ("OTTI") to our investment securities. Such impairment must be recognized in current earnings rather than in other comprehensive income. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions. We examine all individual securities that are in an unrealized loss position at each reporting date for other-than-temporary impairment. Specific investment-related factors we examine to assess impairment include the nature of the investment, severity and duration of the loss, the probability that we will be unable to collect all amounts due, an analysis of the issuers of the securities and whether there has been any cause for default on the securities and any change in the rating of the securities by the various rating agencies. Additionally, we evaluate whether the creditworthiness of the issuer calls the realization of contractual cash flows into question. Our impairment assessment also takes into consideration factor that we do not intend to sell the security and it is more likely than not it will be required to sell the security prior to recovery of its amortized cost basis of the security. If the decline in fair value is judged to be other than temporary, the security is written down to fair value which becomes the new cost basis and an impairment loss is recognized.

For debt securities, the classification of other-than-temporary impairment depends on whether we intend to sell the security or it more likely than not will be required to sell the security before recovery of its costs basis, and on the nature of the impairment. If we intend to sell a security or it is more likely than not it will be required to sell a security prior to recovery of its cost basis, the entire amount of impairment is recognized in earnings. If we do not intend to sell the security or it is more likely than not it will be required to sell the security prior to recovery of its cost basis, the credit loss component of impairment is recognized in earnings and impairment associated with non-credit factors, such as market liquidity, is recognized in other comprehensive income net of tax. A credit loss is the difference between the cost basis of the security and the present value of cash flows expected to be collected, discounted at the security's effective interest rate at the date of acquisition. The cost basis of an other-than-temporarily impaired security is written down by the amount of impairment recognized in earnings. The new cost basis is not adjusted for subsequent recoveries in fair value. Management does not believe that there are any investment securities, other than those identified in the current and previous periods, that are deemed other-than-temporarily impaired as of December 31, 2010 and 2009. Investment securities are discussed in more detail in *"Notes to Consolidated Financial Statements, Note 4 – Investment Securities"* presented elsewhere herein.

Income Taxes

We provide for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. During 2010, we established an additional valuation allowance of $47.5 million, totaling $92.7 million against our existing net deferred tax assets of $92.7 million and recorded a net deferred tax assets balance of zero. As of December 31, 2009, we established a $45.2 million of valuation allowance against its existing net deferred tax assets of $48.8 million and recorded a net deferred tax assets balance of $3.6 million. At December 31, 2008, we had net deferred tax assets of $29.5 million and no valuation allowance was required. Income taxes are discussed in more detail in *"Notes to Consolidated Financial Statements, Note 2 – Summary of Significant Accounting Policies"* and *"Note 11 – Income Taxes"* presented elsewhere herein.

EXECUTIVE OVERVIEW

For the years ended December 31, 2010, 2009 and 2008, we recognized net losses of $88.0 million, $122.3 million and $102.1 million, respectively. The decline in net losses for the year ended December 31, 2010 as compared to the year ended December 31, 2009 was primarily the result of lower levels of provision for credit losses of $122.5 million compared to $196.4 million in 2009. Our losses in 2008 were mainly caused by a goodwill impairment charges of $107.4 million and a provision for credit losses of $75.7 million. For the years ended December 31, 2010, 2009 and 2008, our diluted loss per share was ($0.93), ($2.57) and ($2.23), respectively.

On July 27, 2010, we successfully completed a $120 million registered rights and best efforts offering to strengthen our capital position. As a result, we satisfied the $100 million capital contribution requirement set forth in the Final Order and the Bank has met the threshold for being considered "well-capitalized" for regulatory purposes since September 30, 2010. However, the tangible capital ratio requirement set forth in the Final Order has not been satisfied as of December 31, 2010. Accordingly, we notified the DFI and the FRB of such event. Based on submissions to and consultations with our regulators, we believe that the Bank has taken the required corrective action and has complied with substantially all of the requirements of the Final Order and the Written Agreement. For a further discussion of the Bank's capital condition and capital resources, see "Capital Resources and Liquidity."

We have made continuous efforts to improve our asset quality through proactive loan monitoring, accelerated problem loan resolutions, and sales of non-performing assets. In accordance with our liquidity preservation strategy, funds raised from the secondary stock offerings and sales of loans were placed into highly liquid assets. As a result, we maintained a strong liquidity position with $663.7 million in cash and marketable securities as of December 31, 2010.

Significant financial highlights include (as of and for the year ended December 31, 2010):

- The Bank's total risk-based capital ratio improved to 12.22% as of December 31, 2010 compared to 9.07% as of December 31, 2009. The Bank's tangible common equity to tangible assets also improved to 8.59% as of December 31, 2010 compared to 7.13% as of December 31, 2009.
- Non-performing loans decreased to $169.0 million, or 7.45% of total gross loans, as of December 31, 2010 compared to $219.1 million, or 7.77% as of December 31, 2009. The coverage ratio of the allowance to non-performing loans increased to 86.41% as of December 31, 2010 compared to 66.19% as of December 31, 2009.
- The cost of funds decreased through changes in the composition of our deposit portfolio. The average funding cost decreased by 104 basis points to 1.36% for the year ended December 31, 2010 compared to 2.40% for the year ended December 31, 2009.
- Net interest margin improved 71 basis points to 3.55% for the year ended December 31, 2010 compared to 2.84% for the year ended December 31 2009.

Outlook for fiscal 2011

For 2011, our priorities will be to enhance our capital position, continue to improve our credit quality and to comply fully with all of the requirements of the Final Order and the Written Agreement.

We believe that our proactive initiatives to manage credit risk exposure have resulted in improvement of our asset quality over the past several quarters. We are committed to refine our credit risk management systems to meet the challenges of our changing economic environment.

Based on our current liquidity position, we have begun to consider strategic changes. We are currently planning to develop innovative new products and services as well as generate quality new loans to expand our existing customer base with the goal of improving our profitability.

We continue to evaluate available options to enhance our capital position. Responding to the rapidly changing economy, the additional capital from the Woori transaction or alternative sources may be necessary to provide us with adequate capital resources to support our business, our level of problem assets and our operations and to comply with the regulatory orders we are subject to.

RESULTS OF OPERATIONS

Net Interest Income, Net Interest Spread and Net Interest Margin

Our earnings depend largely upon "net interest income," which is the difference between the interest income received from our loan portfolio and other interest-earning assets and the interest paid on deposits and borrowings. The difference between the yield earned on interest-earning assets and the cost of interest-bearing liabilities is "net interest spread." Net interest income, when expressed as a percentage of average total interest-earning assets, is referred to as the "net interest margin."

Net interest income is affected by the change in the level and mix of interest-earning assets and interest-bearing liabilities, referred to as "volume changes." Our net interest income also is affected by changes in the yields earned on interest-earning assets and rates paid on interest-bearing liabilities, referred to as "rate changes." Interest rates charged on loans are affected principally by the demand for such loans, the supply of money available for lending purposes and competitive factors. Those factors are affected by general economic conditions and other factors beyond our control, such as Federal economic policies, the general supply of money in the economy, income tax policies, governmental budgetary matters and the actions of the FRB.

The following table shows the average balances of assets, liabilities and stockholders' equity; the amount of interest income and interest expense; the average yield or rate for each category of interest-earning assets and interest-bearing liabilities; and the net interest spread and the net interest margin for the periods indicated.

	Year Ended December 31,								
	2010			2009			2008		
	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate	Average Balance	Interest Income/ Expense	Average Yield/ Rate
				(Dollars in Thousands)					
ASSETS									
Interest-Earning Assets:									
Gross Loans, Net [(1)]	$ 2,544,472	$ 137,328	5.40%	$ 3,157,133	$ 173,318	5.49%	$ 3,332,133	$ 223,942	6.72%
Municipal Securities:									
Taxable	3,746	189	5.05%	—	—	—	—	—	—
Tax - Exempt [(2)]	6,909	346	5.01%	54,448	3,543	6.51%	63,918	4,180	6.54%
Obligations of Other U.S. Government Agencies	69,112	1,952	2.82%	24,417	1,108	4.54%	65,440	2,813	4.30%
Other Debt Securities	135,513	3,733	2.75%	109,460	4,568	4.17%	142,444	6,574	4.62%
Equity Securities	37,437	532	1.42%	41,399	656	1.58%	38,516	1,918	4.98%
Federal Funds Sold	10,346	52	0.50%	84,363	326	0.39%	8,934	166	1.86%
Term Federal Funds Sold	8,342	33	0.40%	95,822	1,718	1.79%	1,913	43	2.25%
Interest-Earning Deposits	166,001	468	0.28%	43,967	151	0.34%	422	10	2.37%
Total Interest-Earning Assets	2,981,878	144,633	4.85%	3,611,009	185,388	5.13%	3,653,720	239,646	6.56%
Noninterest-Earning Assets:									
Cash and Cash Equivalents	67,492			71,448			88,679		
Allowance for Loan Losses	(176,103)			(112,738)			(55,991)		
Other Assets	125,240			147,460			180,448		
Total Noninterest-Earning Assets	16,629			106,170			213,136		
TOTAL ASSETS	**$2,998,507**			**$ 3,717,179**			**$3,866,856**		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-Bearing Liabilities:									
Deposits:									
Savings	$ 119,754	3,439	2.87%	$ 91,089	2,328	2.56%	$ 89,866	2,093	2.33%
Money Market Checking and NOW Accounts	464,864	4,936	1.06%	507,619	9,786	1.93%	618,779	19,909	3.22%
Time Deposits of $100,000 or More	1,069,600	19,529	1.83%	1,051,994	34,807	3.31%	1,045,968	43,598	4.17%
Other Time Deposits	371,046	6,504	1.75%	916,798	29,325	3.20%	527,927	18,753	3.55%
Federal Home Loan Bank Advances	158,531	1,366	0.86%	257,529	3,399	1.32%	498,875	14,027	2.81%
Other Borrowings	2,753	53	1.93%	1,579	2	0.13%	10,649	346	3.25%
Junior Subordinated Debentures	82,406	2,811	3.41%	82,406	3,271	3.97%	82,406	5,056	6.14%
Total Interest-Bearing Liabilities	2,268,954	38,638	1.70%	2,909,014	82,918	2.85%	2,874,470	103,782	3.61%
Noninterest-Bearing Liabilities:									
Demand Deposits	562,422			541,822			630,631		
Other Liabilities	29,163			40,635			38,293		
Total Noninterest-Bearing Liabilities	591,585			582,457			668,924		
Total Liabilities	2,860,539			3,491,471			3,543,394		
Stockholders' Equity	137,968			225,708			323,462		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$2,998,507**			**$ 3,717,179**			**$3,866,856**		
Net Interest Income		**$105,995**			**$102,470**			**$135,864**	
Net Interest Spread [(3)]			**3.15%**			**2.28%**			**2.95%**
Net Interest Margin [(4)]			**3.55%**			**2.84%**			**3.72%**

(1) *Average balances for loans include non-accrual loans and net of deferred fees and related direct costs. Loan fees have been included in the calculation of interest income. Loan fees were $1.8 million, $2.3 million and $2.4 million for the years ended December 31, 2010, 2009 and 2008, respectively.*

(2) *Computed on a tax-equivalent basis using an effective marginal rate of 35 percent.*

(3) *Represents the average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.*

(4) *Represents net interest income as a percentage of average interest-earning assets.*

The following table sets forth, for the periods indicated, the dollar amount of changes in interest earned and paid for interest-earning assets and interest-bearing liabilities and the amount of change attributable to changes in average daily balances (volume) or changes in average daily interest rates (rate). The variances attributable to both the volume and rate changes have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the changes in each.

	Year Ended December 31,					
	2010 vs. 2009			2009 vs. 2008		
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in		
	Volume	Rate	Total	Volume	Rate	Total
	(In Thousands)					
Interest and Dividend Income:						
Gross Loans, Net	$ (33,111)	$ (2,879)	$(35,990)	$ (11,281)	$ (39,343)	$ (50,624)
Municipal Securities:						
Taxable	189	–	189	–	–	–
Tax – Exempt	(2,530)	(667)	(3,197)	(616)	(21)	(637)
Obligations of Other U.S. Government Agencies	1,393	(549)	844	(1,854)	149	(1,705)
Other Debt Securities	935	(1,770)	(835)	(1,419)	(587)	(2,006)
Equity Securities	(60)	(64)	(124)	134	(1,396)	(1,262)
Federal Funds Sold	(350)	76	(274)	386	(226)	160
Term Federal Funds Sold	(909)	(776)	(1,685)	1,686	(11)	1,675
Interest-Earning Deposits	349	(32)	317	158	(17)	141
Total Interest and Dividend Income	(34,094)	(6,661)	(40,755)	(12,806)	(41,452)	(54,258)
Interest Expense:						
Savings	798	313	1,111	28	207	235
Money Market Checking and NOW Accounts	(766)	(4,084)	(4,850)	(3,133)	(6,990)	(10,123)
Time Deposits of $100,000 or More	574	(15,852)	(15,278)	250	(9,041)	(8,791)
Other Time Deposits	(12,972)	(9,849)	(22,821)	12,603	(2,031)	10,572
Federal Home Loan Bank Advances	(1,068)	(965)	(2,033)	(5,069)	(5,559)	(10,628)
Other Borrowings	2	49	51	(162)	(182)	(344)
Junior Subordinated Debentures	–	(460)	(460)	–	(1,785)	(1,785)
Total Interest Expense	(13,432)	(30,848)	(44,280)	4,517	(25,381)	(20,864)
Change in Net Interest Income	**$(20,662)**	**$24,187**	**$ 3,525**	**$(17,323)**	**$(16,071)**	**$(33,394)**

For the years ended December 31, 2010, 2009 and 2008, net interest income before provision for credit losses on a tax-equivalent basis was $106.0 million, $102.5 million and $135.9 million, respectively. The net interest spread and net interest margin for the year ended December 31, 2010 were 3.15 percent and 3.55 percent, respectively, compared to 2.28 percent and 2.84 percent, respectively, for the year ended December 31, 2009 and 2.95 percent and 3.72 percent, respectively, for the year ended December 31, 2008. The increase in net interest income in 2010 as compared to 2009 was primarily due to lower deposit costs resulting from the replacement of high-cost promotional time deposits with low-cost deposit products through the changes in the composition of our deposit portfolio. The decrease in net interest income in 2009 as compared to 2008 was primarily due to the steep decrease of 400 basis points in the federal funds target rate since December 2007 and the impact of a higher level of nonaccrual loans, partially offset by lower deposit costs.

Average loans were $2.54 billion in 2010, as compared with $3.16 billion in 2009 and $3.33 billion in 2008, representing a decrease of 19.4 percent and a decrease of 5.3 percent in 2010 and 2009, respectively. Average interest-earning assets were $2.98 billion in 2010, as compared with $3.61 billion in 2009 and $3.65 billion in 2008, representing a decrease of 17.4 percent and decrease of 1.2 percent in 2010 and 2009, respectively. The $629.1 million decrease in average interest earning assets in 2010 was a direct result of our deleveraging strategy implemented since early 2009. Average investment securities were $215.3 million in 2010, as compared with $188.3 million in 2009 and $271.8 million in 2008, representing an increase of 14.3 percent and a decrease of 30.7 percent in 2010 and 2009, respectively. Despite significant pressure on yields on interest-earning assets, the increase in investment securities in 2010 was due to the increased investment in short-term instruments to maintain a strong level of liquidity. The decrease in average investment securities in 2009 as compared to 2008 was a direct result of our balance sheet deleveraging strategy. Consistent with the balance sheet deleveraging strategy implemented in early 2009, the average interest-bearing liabilities decreased by $640.1 million in 2010 as compared to 2009. Average FHLB advances were $158.5 million in 2010, as compared with $257.5 million in 2009 and $498.9 million in 2008, representing a decrease of 38.4 percent and a decrease of 48.4 percent in 2010 and 2009, respectively.

The average yield on interest-earning assets decreased by 28 basis points to 4.85 percent in 2010, after a 143 basis point decrease in 2009 to 5.13 percent from 6.56 percent in 2008, primarily due to a decrease in loan portfolio yields and lower yields on investment securities in the current low interest rate environment. The average loan yield decreased by 9 basis points to 5.40 percent in 2010, after a 123 basis point decrease in 2009 to 5.49 percent from 6.72 percent in 2008, reflecting an increase in our overall level of nonaccrual loans. Our interest income forgone on nonaccrual loans increased by $1.5 million, or 18.7 percent from $7.9 million in 2009 to $9.4 million in 2010. In 2008, the interest income forgone on nonaccrual loans was $1.9 million. The average yield on investment securities decreased by 201 basis points to 2.89 percent in 2010, compared to 4.90 percent in 2009 and decreased by 9 basis points in 2009, compared to 4.99 percent in 2008. The average cost on interest-bearing liabilities significantly decreased by 115 basis points to 1.70 percent in 2010, compared to a decrease of 76 basis points to 2.85 percent in 2009 from 3.61 percent in 2008. This decrease was primarily due to a continued shift in funding sources toward lower-cost funds through disciplined deposit pricing while reducing wholesale funds and rate sensitive deposits. During the first six months of 2010, total brokered deposits of $203.5 million matured. We had no brokered deposits at December 31, 2010. As a result, interest income decreased 22.0 percent to $144.6 million for 2010 from $185.4 million in 2009 and interest expense decreased 53.4 percent to $38.6 million for 2010 from $82.9 million in 2009. In 2009, interest income decreased by 22.6 percent to $185.4 million from $239.6 million in 2008 and interest expense decreased 20.1 percent to $82.9 million from $103.8 million in 2008.

In 2010, net interest income on a tax-equivalent basis increased by 3.44 percent to $106.0 million, compared to $102.5 million in 2009, due to decreases in interest-bearing liabilities and interest paid , partially offset by decreases in average interest-earning assets and interest earned. In 2009, net interest income on a tax-equivalent basis decreased by 24.6 percent to $102.5 million from $135.9 million in 2008, due mainly to decreases in interest earned and paid for interest-earning assets and interest-bearing liabilities.

Provision for Credit Losses

For the year ended December 31, 2010, the provision for credit losses was $122.5 million, compared to $196.4 million for the year ended December 31, 2009. The decrease in the provision for credit losses is attributable to decreases in net charge-offs and problem loans, reflecting the improvement in asset quality through aggressive management of our problem asset. Net charge-offs decreased $0.7 million, or 0.6 percent, from $122.6 million for the year ended December 31, 2009 to $121.9 million for the year ended December 31, 2010. Non-performing loans decreased from $219.1 million, or 7.77 percent of total gross loans, as of December 31, 2009 to $169.0 million, or 7.45 percent of total gross loans, as of December 31, 2010. See *"Non-Performing Assets"* and *"Allowance for Loan Losses and Allowance for Off-Balance Sheet Items"* for further details.

For the year ended December 31, 2009, the provision for credit losses was $196.4 million, compared to $75.7 million for the year ended December 31, 2008. The increase in the provision for credit losses is attributable to deterioration in credit quality including increases in net charge-offs and problem loans. Net charge-offs increased $76.6 million, or 166.7 percent, from $46.0 million for the year ended December 31, 2008 to $122.6 million for the year ended December 31, 2009. Non-performing loans increased from $121.9 million, or 3.62 percent of total gross loans, as of December 31, 2008 to $219.1 million, or 7.77 percent of total gross loans, as of December 31, 2009. See *"Non-Performing Assets"* and *"Allowance for Loan Losses and Allowance for Off-Balance Sheet Items"* for further details.

Non-Interest Income

We earn non-interest income from five major sources: service charges on deposit accounts, insurance commissions, remittance fees, fees generated from international trade finance and other service changes. In addition, we sell certain assets primarily for risk and liquidity management purposes.

The following table sets forth the various components of non-interest income for the years indicated:

	Year Ended December 31,		
	2010	2009	2008
		(In Thousands)	
Service Charges on Deposit Accounts	$ 14,049	$ 17,054	$ 18,463
Insurance Commissions	4,695	4,492	5,067
Remittance Fees	1,968	2,109	2,194
Trade Finance Fees	1,523	1,956	3,088
Other Service Charges and Fees	1,516	1,810	2,365
Bank-Owned Life Insurance Income	942	932	952
Net Gain on Sales of Loans	514	1,220	765
Net Gain on Sales of Investment Securities	122	1,833	77
Other-Than-Temporary Impairment Loss on Securities	(790)	—	(2,410)
Other Operating Income	867	704	2,293
Total Non-Interest Income	**$25,406**	**$32,110**	**$32,854**

For the year ended December 31, 2010, non-interest income was $25.4 million, a decrease of 20.9 percent from $32.1 million for the year ended December 31, 2009. The decrease in non-interest income for 2010 is primarily attributable to decreases in service charges on deposit accounts, a net gain on sales of loans and investment securities, and impairment loss on investment securities. The service charges on deposit accounts decreased $3.0 million, or 17.6 percent, to $14.0 million in 2010 compared to $17.1 million in 2009 due to the shrinkage in the deposit portfolio under our deleveraging strategy in the slowed economy. Impairment loss on investment securities of $790,000 resulted from a write-down of equity securities, acquired prior to 2004 for Community Reinvestment Act purposes, upon recapitalization of the issuer of such equity securities. The net gain on sale of loans decreased by $706,000 in 2010 compared to 2009 as a result of lower sales volume. In 2009, we sold accumulated inventory of SBA loans upon the recovery of the SBA secondary market. The net gain on sales of investment securities also decreased by $1.7 million in 2010 compared to 2009. The aforementioned higher level of sales transaction of loans and investment securities in 2009 was a direct result of our balance-sheet deleveraging strategy. The additional liquidity from such sale of assets allowed us to reduce wholesale funds.

For the year ended December 31, 2009, non-interest income was $32.1 million, a decrease of 2.3 percent from $32.9 million for the year ended December 31, 2008. The decrease in non-interest income for 2009 was primarily attributable to decreases in various service charges that resulted from our deleveraging strategy in the slowed economy. In addition, other operating income in 2009 decreased substantially to $704,000, as compared to $2.3 million in 2008, which included a $1.0 million income for the refund of a previously paid legal and consulting fee to outside vendors. Such decreases were partially offset by the aforementioned gain on sales of assets in 2009. In 2009, we did not have any OTTI charge as opposed to 2008 in which we recorded a $2.4 million impairment loss on a Lehman Brothers corporate bond.

Non-Interest Expense

The following table sets forth the breakdown of non-interest expense for the years indicated:

	Year Ended December 31,		
	2010	2009	2008
		(In Thousands)	
Salaries and Employee Benefits	$ 36,730	$ 33,101	$ 42,209
Occupancy and Equipment	10,773	11,239	11,158
Deposit Insurance Premiums and Regulatory Assessments	10,756	10,418	3,713
Other Real Estate Owned Expense	10,679	5,890	390
Data Processing	5,931	6,297	5,799
Professional Fees	3,521	4,099	3,539
Directors and Officers Liability Insurance	2,865	1,175	397
Advertising and Promotion	2,394	2,402	3,518
Supplies and Communications	2,302	2,352	2,518
Loan-Related Expense	1,147	1,947	790
Amortization of Other Intangible Assets	1,149	1,568	1,958
Other Operating Expenses	8,558	9,866	11,645
Impairment Loss on Goodwill	–	–	107,393
Total Non-Interest Expense	**$96,805**	**$90,354**	**$195,027**

For the year ended December 31, 2010, non-interest expense was $96.8 million, anincrease of $6.5 million, or 7.1 percent, from $90.4 million for the year ended December 31, 2009. The increase in 2010 was primarily due to the increases in OREO expense, salaries, and employee benefits. OREO expense increased by $4.8 million to $10.7 million in 2010 as compared with $5.9 million in 2009, due primarily to a $5.6 million additional provision for our OREO valuation allowance. Salaries and employee benefits expense for 2010 also increased by $3.6 million, or 11.0 percent, to $36.7 million for 2010 from $33.1 million for 2009 due primarily to a $1.2 million compensation expense for the payments associated with an employee retention plan. Furthermore, the 2009 expense was lower than usual due to the $2.5 million reversal of post-retirement death benefit liabilities upon amendments of our bank-owned life insurance policies. We also had a substantial increase in directors and officers liability insurance premiums due to the change in risk categories of the Bank. Such increases were partially offset by decreases in loan-related expense and other operating expense.

For the year ended December 31, 2009, non-interest expense was $90.4 million, a decrease of $104.7 million, or 53.7 percent, from $195.0 million for the year ended December 31, 2008. The decrease in 2009 was primarily due to the absence of $107.4 million in impairment loss on goodwill recognized in 2008. Excluding the goodwill impairment loss, non-interest expense was $87.6 million, which marked only a $2.7 million increase in 2009. Such increase was due primarily to the increases in FDIC insurance assessments due to the higher assessment rates for FDIC insurance on deposits and a $1.8 million special assessment charged in 2009. OREO expense also increased by $5.5 million from $390,000 in 2008 to $5.9 million in 2009, due primarily to a $3.1 million provision for OREO valuation allowance. Such increases more than offset a $9.1 million decrease in salaries and employee benefits in 2009 and other cost savings efforts. Salaries and employee benefits expense for 2009 decreased by $9.1 million, or 21.6 percent, to $33.1 million from $42.2 million for 2008, as the direct results of an employee reduction in August 2008 of approximately ten percent, lower incentive compensation, and the aforementioned reversal of a $2.5 million associated with a post-retirement death benefit.

Income Taxes

For the year ended December 31, 2010, a tax benefit of $12,000 was recognized on pre-tax losses of $88.0 million, representing an effective tax benefit rate of 0.01percent, compared to a tax benefit of $31.1 million recognized on pre-tax losses of $153.4 million, representing an effective tax benefit rate of 20.3 percent, for 2009 and a tax benefit of $1.4 million recognized on pre-tax losses of $103.4 million, representing an effective tax benefit rate of 1.3 percent, for 2008. The effective tax rate for 2008 includes impairment losses on goodwill of $107.4 million, which are not deductible for tax purposes.

During 2010, we made investments in various tax credit funds totaling $6.5 million and recognized $1.1 million of income tax credits earned from qualified low-income housing investments. We recognized an income tax credit of $1.1 million for the tax year of 2009 from $6.2 million in such investments and recognized an income tax credit of $908,000 for the tax year 2008 from $6.1 million in such investments. We intend to continue to make such investments as part of an effort to lower the effective tax rate and to meet our community reinvestment obligations under the CRA.

As indicated in *"Notes to Consolidated Financial Statements, Note 11 – Income Taxes,"* income taxes are the sum of two components: current tax expense and deferred tax expense (benefit). Current tax expense is the result of applying the current tax rate to taxable income. The deferred portion is intended to account for the fact that income on which taxes are paid differs from financial statement pretax income because certain items of income and expense are recognized in different years for income tax purposes than in the financial statements. These differences in the years that income and expenses are recognized cause "temporary differences."

Most of our temporary differences involve recognizing more expenses in our financial statements than we have been allowed to deduct for taxes, and therefore we normally had a net deferred tax asset. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. During 2010, we established an additional valuation allowance of $47.5 million , totaling $92.7 million against its existing net deferred tax assets of $92.7 million and recorded a net deferred tax assets balance of zero at December 31, 2010. As of December 31, 2009, we established a $45.2 million valuation allowance against its existing net deferred tax assets of $48.8 million and recorded a net deferred tax assets balance of $3.6 million. At December 31, 2008, we had net deferred tax assets of $29.5 million and no valuation allowance was required.

FINANCIAL CONDITION

Investment Portfolio

Investment securities are classified as held to maturity or available for sale in accordance with GAAP. Those securities that we have the ability and the intent to hold to maturity are classified as "held to maturity." All other securities are classified as "available for sale." There were no trading securities as of December 31, 2010, 2009, and 2008. Securities classified as hold to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts, and available for sale securities are stated at fair value. The composition of our investment portfolio reflects our investment strategy of providing a relatively stable source of interest income while maintaining an appropriate level of liquidity. The investment portfolio also provides a source of liquidity by pledging as collateral or through repurchase agreement and collateral for certain public funds deposits.

As of December 31, 2010, the investment portfolio was composed primarily of collateralized mortgage obligations, U.S. Government agency securities, mortgage-backed securities, municipal bonds and corporate bonds. Investment securities available for sale were 99.8 percent, 99.3 percent and 99.5 percent of the total investment portfolio as of December 31, 2010, 2009 and 2008, respectively. Most of the securities held carried fixed interest rates. Other than holdings of U.S. Government agency securities, there were no investments in securities of any one issuer exceeding 10 percent of stockholders' equity as of December 31, 2010, 2009 or 2008.

As of December 31, 2010, securities available for sale were $413.1 million, or 14.2 percent of total assets, compared to $132.4 million, or 4.2 percent of total assets, as of December 31, 2009. Securities available for sale increased in 2010, due mainly to our liquidity-preservation and earnings-enhancement strategies that we put additional funds from capital raise and sales of loans into marketable securities. In 2010, 2009 and 2008, we purchased $448.4 million, $89.4 million and $25.4 million, respectively, of various types of marketable securities to replenish the portfolio for principal repayments in the form of calls, prepayments and scheduled amortization and to maintain an investment portfolio mix and size consistent with our capital market expectations and asset-liability management strategies.

The following table summarizes the amortized cost, fair value and distribution of investment securities as of the dates indicated:

	Investment Portfolio as of December 31,					
	2010		2009		2008	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)					
Securities Held to Maturity:						
Municipal Bonds	$ 696	$ 696	$ 696	$ 696	$ 695	$ 695
Mortgage-Backed Securities [1]	149	151	173	175	215	215
Total Securities Held to Maturity	**$ 845**	**$ 847**	**$ 869**	**$ 871**	**$ 910**	**$ 910**
Securities Available for Sale:						
Collateralized Mortgage Obligations	$ 139,053	$ 137,193	$ 12,520	$ 12,789	$ 36,204	$ 36,162
U.S. Government Agency Securities	114,066	113,334	33,325	32,763	17,580	17,700
Mortgage-Backed Securities [1]	108,436	109,842	65,218	66,332	77,515	78,860
Municipal Bonds	22,420	21,028	7,369	7,359	58,987	58,313
Corporate Bonds [2]	20,449	20,205	–	–	355	169
Asset-Backed Securities	7,115	7,384	8,127	8,188	–	–
Other Securities	3,305	3,259	3,925	4,195	4,684	4,958
Equity Securities [3]	647	873	511	794	511	804
Total Securities Available for Sale	**$ 415,491**	**$ 413,118**	**$ 130,995**	**$ 132,420**	**$ 195,836**	**$ 196,966**

(1) *Collateralized by residential mortgages and guaranteed by U.S. government sponsored entities.*

(2) *Balances presented for amortized cost, representing one corporate bond, were net of an OTTI charge of $2.4 million, which was related to a credit loss, as of December 31, 2008. The corporate bond was sold during the year ended December 31, 2009.*

(3) *Balances presented for amortized cost, representing two corporate bonds, were net of an OTTI charge of $790,000, which was related to a credit loss, as of December 31, 2010. We recorded an OTTI charge of $790,000 to write down the value of one investment security to its fair value during the year ended December 31, 2010.*

The following table summarizes the contractual maturity schedule for investment securities, at amortized cost, and their weighted-average yield as of December 31, 2010:

	Within One Year		After One Year But Within Five Years		After Five Years But Within Ten Years		After Ten Years	
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
				(Dollars in Thousands)				
Collateralized Mortgage Obligations	$ 1,450	4.49%	$ 90,396	2.45%	$ 36,830	2.78%	$ 10,377	2.79%
U.S. Government Agency Securities	–	–	96,999	1.72%	17,067	2.81%	–	–
Mortgage-Backed Securities	1,973	4.34%	84,113	2.50%	22,499	4.30%	–	–
Municipal Bonds [1]	–	–	696	7.06%	2,877	5.57%	19,543	4.13%
Corporate Bonds	–	–	17,449	2.22%	3,000	4.00%	–	–
Asset-Backed Securities	–	–	–	–	4,824	4.55%	2,290	4.78%
Other Securities	3,305	3.31%	–	–	–	–	–	–
Equity Securities	–	–	–	–	–	–	648	–
	$6,728	3.87%	$289,653	2.20%	$87,097	3.39%	$32,858	3.74%

(1) *The yield on municipal bonds has been computed on a tax-equivalent basis, using an effective marginal rate of 35 percent.*

The amortized cost of mortgage-backed securities and collateralized mortgage obligations are presented by expected average life, rather than contractual maturity, in the preceding table. Expected maturities may differ from contractual maturities because borrowers have the right to prepay underlying loans without prepayment penalties.

In accordance with FASB ASC 320, "Investments - Debt and Equity Securities," amended current other-than-temporary impairment ("OTTI") guidance, we periodically evaluate our investments for OTTI. For the twelve months ended December 31, 2010, we recorded $790,000 in OTTI in earnings on an available-for-sale security.

We perform periodic reviews for impairment in accordance with FASB ASC 320. Gross unrealized losses on investment securities available for sale, the estimated fair value of the related securities and the number of securities aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows as of December 31, 2010 and 2009:

	Holding Period								
	Less than 12 Months			12 Months or More			Total		
Investment Securities Available for Sale	Gross Unrealized Losses	Estimated Fair Value	*Number of Securities*	Gross Unrealized Losses	Estimated Fair Value	*Number of Securities*	Gross Unrealized Losses	Estimated Fair Value	*Number of Securities*
					(In Thousands)				
December 31, 2010:									
Collateralized Mortgage Obligations	$ 2,330	$ 99,993	*20*	$ –	$ –	–	$ 2,330	$ 90,993	*20*
U.S. Government Agency Securities	830	69,266	*14*	–	–	–	830	69,266	*14*
Mortgage-Backed Securities	$ 731	$ 62,738	*16*	$ –	$ –	–	$ 731	$ 62,738	*16*
Municipal Bonds	1,440	16,907	*11*	–	–	–	1,440	16,907	*11*
Corporate Bonds	257	17,210	*5*	–	–	–	257	17,210	*5*
Other Securities	3	1,997	*2*	43	957	*1*	46	2,954	*3*
	$ 5,591	$268,111	*68*	$ 43	$ 957	*1*	$ 5,634	$ 269,068	*69*
December 31, 2009:									
U.S. Government Agency Securities	562	32,764	*6*	–	–	–	562	32,764	*6*
Mortgage-Backed Securities	$ 144	$ 14,584	*3*	$ –	$ –	–	$ 144	$ 14,584	*3*
Municipal Bonds	12	303	*1*	80	793	*1*	92	1,096	*2*
Other Securities	24	1,976	*2*	39	961	*1*	63	2,937	*3*
	$ 742	$ 49,627	*12*	$119	$1,754	*2*	$ 861	$ 51,381	*14*

The unrealized losses on investments in U.S. agencies securities were caused by interest rate increases subsequent to the purchase of these securities. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than par. Because the Bank does not intend to sell the securities in this class and it is not likely that the Bank will be required to sell these securities before recovery of their amortized cost basis, which may include holding each security until contractual maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired.

The unrealized losses on obligations of political subdivisions were caused by changes in market interest rates or the widening of market spreads subsequent to the initial purchase of these securities. Management monitors published credit ratings of these securities and no adverse ratings changes have occurred since the date of purchase of obligations of political subdivisions which are in an unrealized loss position as of December 31, 2010. Because the decline in fair value is attributable to changes in interest rates or widening market spreads and not credit quality, and because the Bank does not intend to sell the securities in this class and it is not more likely than not that the Bank will be required to sell these securities before recovery of their amortized cost basis, which may include holding each security until maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired.

Of the residential mortgage-backed securities and collateralized mortgage obligations portfolio in an unrealized loss position at December 31, 2010, all of them are issued and guaranteed by governmental sponsored entities. The unrealized losses on residential mortgage-backed securities and collateralized mortgage obligations were caused by changes in market interest rates or the widening of market spreads subsequent to the initial purchase of these securities, and no concerns regarding the underlying credit of the issuers or the underlying collateral. It is expected that these securities will not be settled at a price less than the amortized cost of each investment. Because the decline in fair value is attributable to changes in interest rates or widening market spreads and not credit quality, and because the Bank does not intend to sell the securities in this class and it is not likely that the Bank will be required to sell these securities before recovery of their amortized cost basis, which may include holding each security until contractual maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired.

In the opinion of management, all securities that have been in a continuous unrealized loss position for the past 12 months or longer as of December 31, 2010 and 2009 are not other-than-temporarily impaired, and therefore, no impairment charges as of December 31, 2010 and 2009 are warranted.

Investment securities available for sale with carrying values of $118.0 million and $91.6 million as of December 31, 2010 and 2009, respectively, were pledged to secure FHLB advances, public deposits and for other purposes as required or permitted by law.

Loan Portfolio

Total gross loans decreased by $552.9 million, or 19.6 percent, in 2010 and decreased by $542.8 million, or 16.1 percent, in 2009. Total gross loans represented 78.0 percent of total assets at December 31, 2010, compared with 89.2 percent and 86.8 percent at December 31, 2009 and 2008, respectively. The overall decrease in total gross loans is attributable to management's balance sheet deleveraging strategy, which includes a careful evaluation of credits that are subject to renewal and acceptance of credits that management believes are of high quality, as well as loan charge-offs and transfers to other real estate owned.

Real estate loans were $856.5 million and $1.04 billion at December 31, 2010 and 2009, respectively, representing 37.8 percent and 37.0 percent, respectively, of total gross loans. Real estate loans are extended to finance the purchase and/or improvement of commercial real estate and residential property. The properties generally are investor-owned, but may be for user-owned purposes. Underwriting guidelines include, among other things, an appraisal in conformity with the USPAP, limitations on loan-to-value ratios, and minimum cash flow requirements to service debt. The majority of the properties taken as collateral are located in Southern California.

Commercial and industrial loans were $1.36 billion and $1.71 billion at December 31, 2010 and 2009, respectively, representing 60.0 percent and 60.8 percent, respectively, of total gross loans. Commercial loans include term loans and revolving lines of credit. Term loans typically have a maturity of three to seven years and are extended to finance the purchase of business entities, owner-occupied commercial property, business equipment, leasehold improvements or for permanent working capital. SBA guaranteed loans usually have a longer maturity (5 to 20 years). Lines of credit, in general, are extended on an annual basis to businesses that need temporary working capital and/or import/export financing. These borrowers are well diversified as to industry, location and their current and target markets.

The following table sets forth the amount of total loans outstanding in each category as of the dates indicated:

	Amount of Loans Outstanding as of December 31,				
	2010	2009	2008	2007	2006
			(In Thousands)		
Real Estate Loans:					
Commercial Property	$ 731,482	$ 839,598	$ 908,970	$ 795,675	$ 757,428
Construction	62,400	126,350	178,783	215,857	202,207
Residential Property [1]	62,645	77,149	92,361	90,375	81,758
Total Real Estate Loans	856,527	1,043,097	1,180,114	1,101,907	1,041,393
Commercial and Industrial Loans:					
Commercial Term Loans	1,133,892	1,420,034	1,611,449	1,599,853	1,202,612
Commercial Lines of Credit	59,056	101,159	214,699	256,978	225,630
SBA Loans [2]	123,750	139,531	178,399	118,528	171,631
International Loans	44,167	53,488	95,185	119,360	126,561
Total Commercial and Industrial Loans	1,360,865	1,714,212	2,099,732	2,094,719	1,726,434
Consumer Loans [3]	50,300	63,303	83,525	90,449	100,121
Total Gross Loans	**$ 2,267,692**	**$ 2,820,612**	**$ 3,363,371**	**$ 3,287,075**	**$ 2,867,948**

(1) *As of December 31, 2007 and 2006, residential mortgage loans held for sale totaling $310,000 and $630,000, respectively, were included at the lower of cost or fair value.*

(2) *As of December 31, 2010, 2009, 2008, 2007 and 2006, SBA loans held for sale totaling $18.1 million, $5.0 million, $37.4 million, $6.0 million and $23.2 million, respectively, were included at the lower of cost or fair value.*

(3) *Consumer loans include home equity lines of credit.*

As of December 31, 2010 and December 31, 2009, loans receivable (including loans held for sale), net of deferred loan fees and allowance for loan losses, totaled $2.12 billion and $2.67 billion, respectively, a decrease of $553.0 million, or 20.7 percent. Total gross loans decreased by $552.9 million, or 19.6 percent, from $2.82 billion as of December 31, 2009 to $2.27 billion as of December 31, 2010, reflecting the continued implementation of our deleveraging strategy.

During 2010, total new loan production and advances amounted to $287.6 million. For the same period, we experienced decreases in loans totaling $840.5 million, comprised of $554.6 million in principal amortization and payoffs, $131.8 million in charge-offs, $135.8 million in problem loan sales, $5.3 million in SBA loan sales and $13.0 million that were transferred to OREO. The $286.1 million decrease in commercial term loans was attributable to $90.1 million in problem loan sales, $218.3 million in principal amortization and payoffs, $70.3 million in charge-offs, and $5.6 million that were transferred to OREO, partially offset by $98.2 million of new loan production, for the year ended December 31, 2010.

Real estate loans, composed of commercial property, construction loans and residential property, decreased $186.6 million, or 17.9 percent, to $856.5 million as of December 31, 2010 from $1.04 billion as of December 31,

2009, representing 37.8 percent of total gross loans as of December 31, 2010 and 37.0 percent of total gross loans as of December 31, 2009, respectively. Commercial and industrial loans, composed of owner-occupied commercial property, trade finance, SBA and commercial lines of credit, decreased $353.3 million, or 20.6 percent, to $1.36 billion as of December 31, 2010 from $1.71 billion as of December 31, 2009, representing 60.0 percent of total gross loans as of December 31, 2010 and 60.8 percent of total gross loans as of December 31, 2009. Consumer loans decreased $13.0 million, or 20.5 percent, to $50.3 million as of December 31, 2010 from $63.3 million as of December 31, 2009.

The following table sets forth the percentage distribution of loans in each category as of the dates indicated:

	Percentage Distribution of Loans as of December 31,				
	2010	2009	2008	2007	2006
Real Estate Loans:					
Commercial Property	32.3%	29.8%	27.0%	24.2%	26.4%
Construction	2.8%	4.5%	5.3%	6.6%	7.1%
Residential Property	2.7%	2.7%	2.8%	2.7%	2.8%
Total Real Estate Loans	37.8%	37.0%	35.1%	33.5%	36.3%
Commercial and Industrial Loans:					
Commercial Term Loans	50.0%	50.3%	47.9%	48.7%	41.9%
Commercial Lines of Credit	2.6%	3.6%	6.4%	7.8%	7.9%
SBA Loans	5.5%	4.9%	5.3%	3.6%	6.0%
International Loans	1.9%	2.0%	2.8%	3.6%	4.4%
Total Commercial and Industrial Loans	60.0%	60.8%	62.4%	63.7%	60.2%
Consumer Loans	2.2%	2.2%	2.5%	2.8%	3.5%
Total Gross Loans	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.0%**

The following table shows the distribution of undisbursed loan commitments as of the dates indicated:

	December 31,	
	2010	2009
	(In Thousands)	
Commitments to Extend Credit	$ 178,424	$ 262,821
Standby Letters of Credit	15,226	17,225
Commercial Letters of Credit	11,899	13,544
Unused Credit Card Lines	24,649	23,408
Total Undisbursed Loan Commitments	**$ 230,198**	**$ 316,998**

The table below shows the maturity distribution and repricing intervals of outstanding loans as of December 31, 2010. In addition, the table shows the distribution of such loans between those with floating or variable interest rates and those with fixed or predetermined interest rates. The table includes non-accrual loans of $169.0 million.

	Within One Year	After One Year But Within Five Years	After Five Years	Total
		(In Thousands)		
Real Estate Loans:				
Commercial Property	$ 616,434	$ 114,374	$ 674	$ 731,482
Construction	62,400	–	–	62,400
Residential Property	38,123	17,327	7,195	62,645
Total Real Estate Loans	716,957	131,701	7,869	856,527
Commercial and Industrial Loans:				
Commercial Term Loans	968,645	164,273	974	1,133,892
Commercial Lines of Credit	59,047	9	–	59,056
SBA Loans	109,770	13,980	–	123,750
International Loans	44,167	–	–	44,167
Total Commercial and Industrial Loans	1,181,629	178,262	974	1,360,865
Consumer Loans	48,605	1,695	–	50,300
Total Gross Loans	**$1,947,191**	**$311,658**	**$8,843**	**$2,267,692**
Loans With Predetermined Interest Rates	$ 427,959	$ 280,205	$ 7,869	$ 716,033
Loans With Variable Interest Rates	$ 1,519,232	$ 31,453	$ 974	$ 1,551,659

As of December 31, 2010, the loan portfolio included the following concentrations of loans to one type of industry that were greater than 10 percent of total gross loans outstanding:

Industry	Balance as of December 31, 2010	Percentage of Total Gross Loans Outstanding
	(In Thousands)	
Lessors of Non-Residential Buildings	$ 379,043	16.7%
Accommodation/Hospitality	$ 321,735	14.2%
Gasoline Stations	$ 287,560	12.7%

There was no other concentration of loans to any one type of industry exceeding 10 percent of total gross loans outstanding.

Non-Performing Assets

Non-performing loans consist of loans on non-accrual status and loans 90 days or more past due and still accruing interest. Non-performing assets consist of non-performing loans and OREO. Loans are placed on non-accrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. Generally, the accrual of interest is discontinued when principal or interest payments become more than 90 days past due, unless management believes the loan is adequately collateralized and in the process of collection. However, in certain instances, we may place a particular loan on non-accrual status earlier, depending upon the individual circumstances surrounding the loan's delinquency. When an asset is placed on non-accrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash are applied as principal reductions when received, except when the ultimate collectibility of principal is probable, in which case interest payments are credited to income. Non-accrual assets may be restored to accrual status when principal and interest become current and full repayment is expected. Interest income is recognized on the accrual basis for impaired loans not meeting the criteria for non-accrual. OREO consists of properties acquired by foreclosure or similar means that management intends to offer for sale.

Management's classification of a loan as non-accrual is an indication that there is reasonable doubt as to the full collectibility of principal or interest on the loan; at this point, we stop recognizing income from the interest on the loan and reverse any uncollected interest that had been accrued but unpaid. These loans may or may not be collateralized, but collection efforts are continuously pursued.

Except for non-performing loans set forth below, our management is not aware of any loans as of December 31, 2010 for which known credit problems of the borrower would cause serious doubts as to the ability of such borrowers to comply with their present loan repayment terms, or any known events that would result in the loan being designated as non-performing at some future date. Our management cannot, however, predict the extent to which a deterioration in general economic conditions, real estate values, increases in general rates of interest, or changes in the financial condition or business of borrower may adversely affect a borrower's ability to pay.

The following table provides information with respect to the components of non-performing assets as of December 31 for the years indicated:

	December 31,				
	2010	2009	2008	2007	2006
	(Dollars in Thousands)				
Non-Performing Loans:					
Non-Accrual Loans:					
Real Estate Loans:					
Commercial Property	$ 47,937	$ 58,927	$ 8,160	$ 2,684	$ 246
Construction	19,097	15,185	38,163	24,118	—
Residential Property	1,925	3,335	1,350	1,490	—
Commercial and Industrial Loans	99,022	140,931	73,007	25,729	13,862
Consumer Loans	1,047	622	143	231	105
Total Non-Accrual Loans	169,028	219,000	120,823	54,252	14,213
Loans 90 Days or More Past Due and Still Accruing (as to Principal or Interest):					
Commercial and Industrial Loans	—	—	989	150	—
Consumer Loans	—	67	86	77	2
Total Loans 90 Days or More Past Due and Still Accruing (as to Principal or Interest)	—	67	1,075	227	2
Total Non-Performing Loans (1) (2)	169,028	219,067	121,898	54,479	14,215
Other Real Estate Owned	4,089	26,306	823	287	—
Total Non-Performing Assets	**$ 173,117**	**$ 245,373**	**$ 122,721**	**$ 54,766**	**$ 14,215**
Troubled Debt Restructured Performing Loans	**$ 47,395**	**$ —**	**$ —**	**$ —**	**$ —**
Non-Performing Loans as a Percentage of Total Gross Loans	7.45%	7.77%	3.62%	1.66%	0.50%
Non-Performing Assets as a Percentage of Total Assets	5.95%	7.76%	3.17%	1.37%	0.38%

(1) *Include troubled debt restructured non-performing loans of $27.0 million, $36.7 million, $24.2 million as of December 31, 2010, December 31, 2009 and December 31, 2008, respectively.*

(2) *Include loans held for sale.*

Non-accrual loans totaled $169.0 million as of December 31, 2010, compared to $219.0 million as of December 31, 2009, representing a 22.8 percent decrease. Delinquent loans (defined as 30 days or more past due) were $147.5 million as of December 31, 2010, compared to $186.3 million as of December 31, 2009, representing a 20.8 percent decrease. Non-performing loans decreased by $50.0 million, or 22.8 percent, to $169.0 million as of December 31, 2010, compared to $219.1 million as of December 31, 2009. For the year ended December 31, 2010, loans totaling $222.2 million were placed on nonaccrual status. The additions to nonaccrual loans of $222.2 million were offset by $131.5 million in charge-offs, $107.8 million in sales of problem loans, $6.1 million in principal paydowns and payoffs, $14.7 million that were placed back to accrual status, and $12.1 million that were transferred to OREO. The $107.8 million in sales of problem loans were primarily comprised of commercial property loans of $47.1 million with related charge-offs of $9.1 million, and commercial term loans of $60.3 million with related charge-offs of $12.2 million. There was no gain or loss recognized as any deficiency between net proceeds and outstanding loan balances were charged off prior to the sales of the loans. The $50.0 million decrease in non-performing loans is attributable primarily to the $39.7 million decrease in non-performing commercial term loans, which make up $63.0 million or 37.3 percent of the total non-performing loans and $11.0 million decrease in non-performing commercial property loans, which make up $47.9 million or 28.4 percent of the total non-performing loans as of December 31, 2010.

The ratio of non-performing loans to total gross loans decreased to 7.45 percent at December 31, 2010 from 7.77 percent at December 31, 2009 due primarily to the decrease in total gross loans. During the same period, the allowance for loan losses increased by $1.1 million, or 0.7 percent, to $146.1 million from $145.0 million. Of the $169.0 million non-performing loans, approximately $149.5 million were impaired based on the definition contained in FASB ASC310, "Receivables," which resulted in aggregate impairment reserve of $15.3 million as of December 31, 2010. We calculate our allowance for the collateral-dependent loans as the difference between the outstanding loan balance and the value of the collateral as determined by recent appraisals less estimated costs to sell. The allowance for collateral-dependent loans varies from loan to loan based on the collateral coverage of the loan at the time of designation as non-performing. We continue to monitor the collateral coverage, based on recent appraisals, on these loans on a quarterly basis and adjust the allowance accordingly.

As of December 31, 2010, $138.1 million, or 81.7 percent, of the $169.0 million of non-performing loans were secured by real estate, compared to $176.0 million, or 80.3 percent, of the $219.1 million of non-performing loans as of December 31, 2009. In light of declining property values in the current economic recession affecting the real estate markets, the Bank continued to obtain current appraisals and factor in adequate market discounts on the collateral to compensate for non-current appraisals.

As of December 31, 2010, other real estate owned consisted of eight properties, primarily located in California, with a combined net carrying value of $4.1 million. For the year ended December 31, 2010, fourteen properties, with a carrying value of $13.0 million, were transferred from loans receivable to other real estate owned and eighteen properties, with a carrying value of $26.1 million, were sold and a net loss of $196,000 was recognized. As of December 31, 2009, other real estate owned consisted of twelve properties with a combined net carrying value of $26.3 million.

We evaluate loan impairment in accordance with applicable GAAP. Loans are considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as an expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent, less costs to sell. If the measure of the impaired loan is less than the recorded investment in the loan, the deficiency will be charged off against the allowance for loan losses or, alternatively, a specific allocation will be established. Additionally, impaired loans are specifically excluded from the quarterly migration analysis when determining the amount of the allowance for loan losses required for the period.

The following table provides information on impaired loans, disaggregated by class of loan, as of the dates indicated:

	Recorded Investment	Unpaid Principal Balance	With No Related Allowance Recorded	With an Allowance Recorded	Related Allowance	Average Recorded Investment
			(In thousands)			
December 31, 2010:						
Real Estate Loans:						
Commercial Property						
Retail	$ 17,606	$ 18,050	$ 6,336	$ 11,270	$ 1,543	$ 21,190
Land	35,207	35,295	5,482	29,725	1,485	40,858
Other	11,357	11,476	10,210	1,147	33	15,342
Construction	17,691	17,831	13,992	3,699	280	12,311
Residential Property	1,926	1,990	1,926	—	—	2,383
Commercial and Industrial Loans:						
Commercial Term Loans						
Unsecured	17,847	18,799	6,465	11,382	10,313	18,460
Secured by Real Estate	80,213	81,395	35,154	45,059	11,831	101,617
Commercial Lines of Credit	4,067	4,116	1,422	2,645	1,321	4,988
SBA Loans	17,715	18,544	7,112	10,603	2,122	23,213
International Loans	127	141	—	127	127	397
Consumer Loans	934	951	393	541	393	639
Total	**$204,690**	**$208,588**	**$ 88,492**	**$116,198**	**$29,448**	**$241,398**
December 31, 2009:						
Real Estate Loans:						
Commercial Property						
Retail	$ 19,233	$ 19,430	$ 17,170	$ 2,063	$ 120	$ 15,834
Land	22,960	22,978	19,889	3,071	461	10,801
Other	16,640	16,924	14,747	1,893	176	17,283
Construction	15,185	15,204	9,823	5,362	444	23,677
Residential Property	3,335	3,459	1,989	1,346	395	2,512
Commercial and Industrial Loans:						
Commercial Term Loans						
Unsecured	19,094	19,373	2,680	16,414	14,806	17,777
Secured by Real Estate	83,875	84,528	48,806	35,069	4,075	98,898
Commercial Lines of Credit	1,906	1,951	1,345	561	343	2,235
SBA Loans	20,040	20,567	10,126	9,914	1,805	17,033
International Loans	739	742	739	—	—	1,717
Consumer Loans	524	531	—	524	524	890
Total	**$203,531**	**$205,687**	**$127,314**	**$ 76,217**	**$23,149**	**$208,657**

For the year ended December 31, 2010 and 2009, we recognized interest income on one impaired commercial term loan secured by real estate of $402,000 and $1.0 million, respectively. Except for such loan, no interest income was recognized on impaired loans subsequent to classification as impaired in 2010 and 2009. No interest income recognized on impaired loans subsequent to classification as impaired in 2008.

The following is a summary of interest foregone on impaired loans for the periods indicated:

	Year Ended December 31,		
	2010	2009	2008
		(In Thousands)	
Interest Income That Would Have Been Recognized Had Impaired Loans Performed in Accordance with Their Original Terms	$ 20,848	$17,471	$ 7,327
Less: Interest Income Recognized on Impaired Loans [1]	(11,473)	(9,569)	(5,422)
Interest Foregone on Impaired Loans	**$ 9,375**	**$ 7,902**	**$1,905**

(1) *Includes interest income recognized on an accrual basis prior to classification as impaired.*

There were no commitments to lend additional funds to borrowers whose loans are included above.

For the year ended December 31, 2010, we restructured monthly payments on 272 loans, with a net carrying value of $228.4 million as of December 31, 2010, through temporary payment structure modification from principal and interest due monthly to interest only due monthly for six months or less. For the restructured loans on accrual status, we determined that, based on the financial capabilities of the borrowers at the time of the loan restructuring and the borrowers' past performance in the payment of debt service under the previous loan terms, performance and collection under the revised terms is probable. For the year ended December 31, 2009, we restructured monthly payments on 351 loans, with a net carrying value of $281.0 million as of December 31, 2009. As of December 31, 2010, troubled debt restructurings on accrual status totaled $47.4 million, all of which were temporary interest rate and payment reductions, and a $6.4 million reserve relating to these loans is included in the allowance for loan losses. Troubled debt restructurings on accrual status are comprised of loans that are contractually current and have sustained repayment ability and performance or well secured and in process of collection. As of December 31, 2009, there were no troubled debt restructured loans on accrual status.

Allowance for Loan Losses and Allowance for Off-Balance Sheet Items

The Bank will charge off a loan and declare a loss when its collectability is sufficiently questionable that the Bank can no longer justify showing the loan as an asset on its balance sheet. To determine if a loan should be charged off, all possible sources of repayment are analyzed, including the potential for future cash flow from income or liquidation of other assets, the value of any collateral, and the strength of co-makers or guarantors. When these sources do not provide a reasonable probability that principal can be collected in full, the Bank will fully or partially charge off the loan.

Provisions to the allowance for loan losses are made quarterly to recognize probable loan losses. The quarterly provision is based on the allowance need, which is determined through analysis involving quantitative calculations based on historic loss rates for general reserves and individual impairment calculations for specific allocations to impaired loans as well as qualitative adjustments.

To determine general reserve requirements, existing loans are divided into 10 general loan pools of risk-rated loans (Commercial Real Estate, Construction, Commercial Term – Unsecured, Commercial Term – T/D Secured, Commercial Line of Credit, SBA, International, Consumer Installment, Consumer Line of Credit, and Miscellaneous loans) as well as 3 homogenous loan pools (Residential Mortgage, Auto Loans, and Credit Card). For risk-rated loans, migration analysis allocates historical losses by loan pool and risk grade (pass, special mention, substandard, and doubtful) to determine risk factors for potential loss inherent in the current outstanding loan portfolio.

During the first quarter of 2010, to enhance reserve calculations to better reflect the Bank's current loss profile, the two loan pools of commercial real estate and commercial term – T/D secured were subdivided according to the 21 collateral codes used by the Bank to identify commercial property types (Apartment, Auto, Car Wash, Casino, Church, Condominium, Gas Station, Golf Course, Industrial, Land, Manufacturing, Medical, Mixed Used, Motel, Office, Retail, School, Supermarket, Warehouse, Wholesale, and Others). This further segregation allows the Bank to more specifically allocate reserves within the commercial real estate portfolio according to risks defined by historic loss as well as current loan concentrations of the different collateral types.

Risk factor calculations were previously based on 12-quarters of historic loss analysis with 1.5 to 1 weighting given to the most recent six quarters. In the first quarter of 2010, the historic loss window was reduced to eight quarters with 1.5 to 1 weighting given to the most recent four quarters. The enhanced window places greater emphasis on losses taken by the Bank within the past year, as recent loss history is more relevant to the Bank's risks given the rapid changes to asset quality within the current economic conditions.

As homogenous loans are bulk graded, the risk grade is not factored into the historical loss analysis; however, as with risk-rated loans, risk factor calculations are based on 8-quarters of historic loss analysis with 1.5 to 1 weighting given to the most recent four quarters.

The Bank will charge off a loan and declare a loss when its collectability is sufficiently questionable that the Bank can no longer justify showing the loan as an asset on its balance sheet. To determine if a loan should be charged off, all possible sources of repayment are analyzed, including the potential for future cash flow from income or liquidation of other assets, the value of any collateral, and the strength of co-makers or guarantors. When these sources do not provide a reasonable probability that principal can be collected in full, the Bank will fully or partially charge off the loan.

For purposes of determining the allowance for credit losses, the loan portfolio is subdivided into three portfolio segments: Real Estate, Commercial and Industrial, and Consumer. The portfolio segment of Real Estate contains the allowance loan pools of Commercial Real Estate, Construction, and Residential Mortgage. The portfolio segment of Commercial and Industrial contains the loan pools of Commercial Term – Unsecured, Commercial Term – T/D Secured, Commercial Line of Credit, SBA, International, and Miscellaneous. Lastly, the portfolio segment of Consumer contains the loan pools of Consumer Installment, Consumer Line of Credit, Auto, and Credit Card.

Real Estate loans, which are mostly dependent on rental income from non-owner occupied or investor properties, have been subject to increased losses. Prior to 2009, no historic losses were recorded for loans secured by commercial real estate. However, given the decrease in sales and increase in vacancies due to the current slowed economy, losses in loans secured by office and retail properties have been significant. Loans secured by vacant land have also had significant losses as valuations have decreased and further development has been limited. Similarly, Construction loans have been subject to losses due to unforeseen difficulties in completion of projects. As such, allocations to general reserves for those loan pools have been higher than that of loan pools with lower risk. Residential Mortgage loans constitute a limited concentration within the Bank's entire loan portfolio, and losses as well as supplementary reserves have been minimal.

Commercial and Industrial loans, which are largely subject to changes in business cash flow, have had the most historic losses within the Bank's entire loan portfolio. The largest loan pool within the C & I sector is Commercial Term – T/D Secured, which are mostly loans secured by owner-occupied business properties. Loans secured by car washes, gas stations, golf courses, and motels have had the most significant losses, as the hospitality and recreation industries have been negatively affected by the current economy. As such, allocations to general reserve for those loan pools have been increased. Also, Commercial Term – Unsecured and SBA loans have had considerable losses and additional general reserves as decreased business cash flow due to the economic recession has jeopardized borrowers' repayment abilities.

Consumer loans constitute a limited concentration within the Bank's loan portfolio and are mostly evaluated in bulk for general reserve requirements due to the relatively small volume per loan.

Specific reserves are allocated for loans deemed "impaired." FASB ASC 310, "Receivables," indicates that a loan is "impaired" when it is probable that a creditor will be unable to collect all amounts due, including principal and interest, according to the contractual terms and schedules of the loan agreement. Loans that represent significant concentrations of credit, material non-performing loans, insider loans and other material credit exposures are subject to FASB ASC 310 impairment analysis.

Loans that are determined to be impaired under FASB ASC 310, are individually analyzed to estimate the Bank's exposure to loss based on the borrower's character, the current financial condition of the borrower and the guarantor, the borrower's resources, the borrower's payment history, repayment ability, debt servicing ability, action plan, the prevailing value of the underlying collateral, the Bank's lien position, general economic conditions, specific industry conditions, outlook for the future, etc.

The loans identified as impaired are measured using one of the three methods of valuations: (1) the present value of expected future cash flows discounted at the loan's effective interest rate, (2) the fair market value of the collateral if the loan is collateral dependent, or (3) the loan's observable market price.

When determining the appropriate level for allowance for loan losses, the management considers qualitative adjustments for any factors that are likely to cause estimated credit losses associated with the Bank's current portfolio to differ from historical loss experience, including but not limited to:

- changes in lending policies and procedures, including underwriting standards and collection, charge-offs, and recovery practice;
- changes in national and local economic and business conditions and developments, including the condition of various market segments;
- changes in the nature and volume of the portfolio;
- changes in the trend of the volume and severity of past due and classified loans, and trends in the volume of non-accrual loans, troubled debt restructurings, charge-offs and other loan modifications;
- changes in the quality of the Bank's loan review system and the degree of oversight by the Board of Directors;
- the existence and effect of any concentrations of credit, and changes in the level of such concentrations;
- transfer risk on cross-border lending activities;
- the effect of external factors such as competition and legal and regulatory requirements as well as declining collateral values on the level of estimated credit losses in the Bank's current portfolio.

In order to systematically quantify the credit risk impact of trends and changes within the loan portfolio, a credit risk matrix is utilized. The above factors are considered on a loan pool by loan pool basis subsequent to, and in conjunction with, a loss migration analysis. The credit risk matrix provides various scenarios with positive or negative impact on the asset portfolio along with corresponding basis points for qualitative adjustments.

The following table reflects our allocation of allowance for loan and lease losses by loan category as well as the loans receivable for each loan type:

Allowance for Loan Losses Applicable To	December 31, 2010 Allowance Amount	2010 Loans Receivable	2009 Allowance Amount	2009 Loans Receivable	2008 Allowance Amount	2008 Loans Receivable	2007 Allowance Amount	2007 Loans Receivable	2006 Allowance Amount	2006 Loans Receivable
	(Dollars in Thousands)									
Real Estate Loans:										
Commercial Property	$ 26,248	$ 729,222	$ 19,149	$ 839,598	$ 5,587	$ 908,970	$ 2,269	$ 795,675	$ 2,101	$ 757,428
Construction	5,606	60,995	9,043	126,350	4,102	178,783	3,478	215,857	586	202,207
Residential Property [(1)]	911	62,645	997	77,149	449	92,361	32	90,065	19	81,128
Total Real Estate Loans	32,765	852,862	29,189	1,043,097	10,138	1,180,114	5,779	1,101,597	2,706	1,040,763
Commercial and Industrial Loans [(1)]	108,986	1,327,910	110,678	1,709,202	58,866	2,062,322	36,011	2,088,694	23,099	1,703,194
Consumer Loans	2,077	50,300	2,690	63,303	1,586	83,525	1,821	90,449	1,752	100,121
Unallocated	2,231	—	2,439	—	396	—	—	—	—	—
Total	**$146,059**	$2,231,072	**$144,996**	$2,815,602	**$70,986**	$3,325,961	**$43,611**	$3,280,740	**$27,557**	$2,844,078

(1) *Loans held for sale excluded.*

The following table sets forth certain information regarding our allowance for loan losses and allowance for off-balance sheet items for the periods presented. Allowance for off-balance sheet items is determined by applying reserve factors according to loan pool and grade as well as actual current commitment usage figures by loan type to existing contingent liabilities.

	As of and for the Year Ended December 31,				
	2010	2009	2008	2007	2006
	(Dollars in Thousands)				
Allowance for Loan Losses:					
Balance at Beginning of Year	$ 144,996	$ 70,986	$ 43,611	$ 27,557	$ 24,963
Charge-Offs:					
Real Estate Loans	33,216	27,262	15,005	199	–
Commercial and Industrial Loans	97,340	95,768	31,916	22,255	5,333
Consumer Loans	1,267	2,350	1,231	876	796
Total Charge-Offs	131,823	125,380	48,152	23,330	6,129
Recoveries on Loans Previously Charged Off:					
Real Estate Loans	3,131	5	–	–	406
Commercial and Industrial Loans	6,623	2,650	1,979	494	957
Consumer Loans	177	128	203	202	187
Total Recoveries on Loans Previously Charged Off	9,931	2,783	2,182	696	1,550
Net Loan Charge-Offs	121,892	122,597	45,970	22,634	4,579
Provision Charged to Operating Expense	122,955	196,607	73,345	38,688	7,173
Balance at End of Year	**$ 146,059**	**$ 144,996**	**$ 70,986**	**$ 43,611**	**$ 27,557**
Allowance for Off-Balance Sheet Items:					
Balance at Beginning of Year	$ 3,876	$ 4,096	$ 1,765	$ 2,130	$ 2,130
Provision Charged to Operating Expense	(459)	(220)	2,331	(365)	–
Balance at End of Year	**$ 3,417**	**$ 3,876**	**$ 4,096**	**$ 1,765**	**$ 2,130**
Ratios:					
Net Loan Charge-Offs to Average Total Gross Loans	4.79%	3.88%	1.38%	0.73%	0.17%
Net Loan Charge-Offs to Total Gross Loans at End of Period	5.38%	4.35%	1.37%	0.69%	0.16%
Allowance for Loan Losses to Average Total Gross Loans	5.74%	4.59%	2.13%	1.41%	1.00%
Allowance for Loan Losses to Total Gross Loans at End of Period	6.44%	5.14%	2.11%	1.33%	0.96%
Net Loan Charge-Offs to Allowance for Loan Losses	83.45%	84.55%	64.76%	51.90%	16.62%
Net Loan Charge-Offs to Provision Charged to Operating Expense	99.14%	62.36%	62.68%	58.50%	63.84%
Allowance for Loan Losses to Non-Performing Loans	86.41%	66.19%	58.23%	80.05%	193.86%
Balances:					
Average Total Gross Loans Outstanding During Period	$2,545,408	$3,158,624	$3,334,008	$3,082,671	$2,751,565
Total Gross Loans Outstanding at End of Period	$2,267,692	$2,820,612	$3,363,371	$3,287,075	$2,867,948
Non-Performing Loans at End of Period	$ 169,028	$ 219,067	$ 121,898	$ 54,479	$ 14,215

The allowance for loan losses increased by $1.1 million, or 0.7 percent, to $146.1 million at December 31, 2010 as compared to $145.0 million at December 31, 2009 and increased by $74.0 million, or 104.3 percent, to $145.0 million at December 31, 2009 as compared to $71.0 million at December 31, 2008. The allowance for loan losses as a percentage of total gross loans increased to 6.44 percent as of December 31, 2010 from 5.14 percent as of December 31, 2009, compared to 2.11 percent as of December 31, 2008. The provision for credit losses decreased by $73.9 million, or 37.6 percent, to $122.5 million at December 31, 2010 as compared to $196.4 million at December 31, 2009 and increased by $123.3 million, or 168.1 percent, to $196.6 million at December 31, 2009 as compared to $73.3 million at December 31, 2008.

General reserves decreased $1.3 million, or 1.5 percent, to $88.7 million at December 31, 2010 as compared to $90.1 million at December 31, 2009. The overall gross loan balance decreased by $552.9 million, or 19.6 percent, to $2.27 billion at December 31, 2010, as compared to $2.82 billion at December 31, 2009. There were no changes to qualitative adjustments during 2010. However, qualitative reserves decreased by $6.1 million, or 19.2 percent, to $25.5 million at December 31, 2010 as compared to $31.6 million at December 31, 2009. On the other hand, impairment reserves increased by $6.3 million, or 27.2 percent, to

$29.4 million at December 31, 2010 as compared to $23.1 million at December 31, 2009. Allowance coverage for impaired loans also increased to 13.2 percent at December 31, 2010 as compared to 11.5 percent at December 31, 2009, as management has adhered to prudent conservative assessments in light of decreased collateral values. In addition, management applied an additional $2.2 million in unallocated reserves at December 31, 2010 to ensure sufficient allowance coverage.

As total allowance remained stable from December 31, 2009 to December 31, 2010, yearly provisioning expense was consistent with net charge-offs in 2010. For the year ended December 31, 2010, total charge-offs were $131.8 million, compared to $125.4 million for the year ended December 31, 2009, and $48.2 million for the year ended December 31, 2008. Charge-offs in Commercial Real Estate loans increased $11.3 million to $26.8 million at December 31, 2010 as compared to $15.5 million at December 31, 2009. Commercial Term Loans (Secured by Real Estate) also had an increase of $23.5 million to $48.7 million at December 31, 2010 as compared to $25.3 million at December 31, 2009. These increases in real estate secured loan charge-off were a direct result of aggressive efforts to sell problem assets at competitive discount rates as well as prudent write-down of loans with collateral shortfalls. Charge-offs in SBA loans also increased $3.9 million to $12.7 million at December 31, 2010 as compared to $8.8 million at December 31, 2009, as small businesses continue to struggle in the current economy. However, other loan pools, such as Commercial Term (Unsecured) and International, had decreased charge-offs in 2010. Charge-offs in Commercial Term (Unsecured) loans decreased $8.4 million to $30.7 million at December 31, 2010 as compared to $39.1 million at December 31, 2009. Charge-offs in International loans decreased $17.1 million to $603,000 at December 31, 2010 as compared to $17.7 million at December 31, 2009.

The Bank also recorded in other liabilities an allowance for off-balance sheet exposure, primarily unfunded commitments, of $3.4 million and $3.9 million at December 31, 2010 and 2009, respectively. The Bank closely monitors the borrower's repayment capabilities while funding existing commitments to ensure losses are minimized. Based on management's evaluation and analysis of portfolio credit quality and prevailing economic conditions, we believe these reserves are adequate for losses inherent in the loan portfolio and off-balance sheet exposure as of December 31, 2010 and 2009.

Deposits

Total deposits at December 31, 2010, 2009 and 2008 were $2.47 billion, $2.75 billion and $3.07 billion, respectively, representing a decrease of $282.6 million, or 10.3 percent, in 2010 and a decrease of $320.8 million, or 10.4 percent, in 2009. The decreases in total deposits were the direct results of strategic plans aiming to reduce the reliance on volatile wholesale funds. As of December 31, 2010, we had no brokered deposits, compared to $203.5 million as of December 31, 2009 and $874.2 million as of December 31, 2008, respectively. At December 31, 2010, 2009 and 2008, total time deposits outstanding were $1.40 billion, $1.40 billion and $2.08 billion, respectively, representing 56.9 percent, 50.8 percent and 67.8 percent, respectively, of total deposits. During 2010, under the FDIC's interest rate restriction on deposits, we successfully shifted a substantial portion of non-maturity money market deposits to one and two-year maturity time deposits through Advantage and Diamond Freedom CD products with innovative and flexible features such as call options, penalty-free withdrawals, and additional deposits. The Bank is not subject to the FDIC's interest rate restriction as of December 31, 2010.

The table below summarizes the deposit balances by major category for the periods indicated:

	Year Ended December 31,					
	2010		2009		2008	
	Balance	Percent	Balance	Percent	Balance	Percent
	(Dollars in Thousands)					
Demand, Noninterest-Bearing	$ 546,815	22.2%	$ 556,306	20.2%	$ 536,944	17.5%
Savings	113,968	4.6%	111,172	4.0%	81,869	2.7%
Money Market Checking and NOW Accounts	402,481	16.3%	685,858	24.9%	370,401	12.1%
Time Deposits of $100,000 or More	1,118,621	45.3%	815,190	29.8%	849,800	27.6%
Other Time Deposits	284,836	11.6%	580,801	21.1%	1,231,066	40.1%
Total Deposits	**$2,466,721**	**100.0%**	**$2,749,327**	**100.0%**	**$3,070,080**	**100.0%**

Demand deposits and money market accounts decreased by $292.9 million, or 23.6 percent, in 2010 and increased by $334.8 million, or 36.9 percent, in 2009. Core deposits (defined as demand, money market and savings deposits) decreased by $290.1 million, or 21.4 percent, to $1.06 billion as of December 31, 2010 from $1.35 billion as of December 31, 2009. At December 31, 2010, noninterest-bearing demand deposits represented 22.2 percent of total deposits compared to 20.2 percent at December 31, 2009.

Brokered deposits decreased by $203.5 million in 2010. All of our brokered deposits had matured and the Bank had no brokered deposits as of December 31, 2010. The Bank is currently restricted from accepting brokered deposits due to our capital classification. Brokered deposits are not a guaranteed source of funds, which may affect our ability to raise necessary liquidity. We plan to continue to reduce the Bank's reliance on wholesale funding and build our deposit base with long-term relationships. For additional discussion regarding our brokered deposits and payment of interest rates on our deposits, see *"Interest Rate Risk Management – Liquidity – Hanmi Bank."*

Average deposits for the years ended December 31, 2010, 2009 and 2008 were $2.59 billion, $3.11 billion and $2.91 billion, respectively. Average deposits decreased by 16.8 percent in 2010 and increased by 6.7 percent in 2009. On October 3, 2008, the FDIC deposit insurance limit on most accounts was increased from $100,000 to $250,000. This increase is in effect through December 31, 2013. As of December 31, 2010, time deposits of more than $250,000 were $392.3 million.

The table below summarizes the distribution of average deposits and the average rates paid for the periods indicated:

	Year Ended December 31,					
	2010		2009		2008	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in Thousands)					
Demand, Noninterest-Bearing	$ 562,422	–	$ 541,822	–	$ 630,631	–
Savings	119,754	2.87%	91,089	2.56%	89,866	2.33%
Money Market Checking and NOW Accounts	464,864	1.06%	507,619	1.93%	618,779	3.22%
Time Deposits of $100,000 or More	1,069,600	1.83%	1,051,994	3.31%	1,045,968	4.17%
Other Time Deposits	371,046	1.75%	916,798	3.20%	527,927	3.55%
Total Deposits	**$2,587,686**	**1.33%**	**$3,109,322**	**2.45%**	**$2,913,171**	**2.90%**

The table below summarizes the maturity of time deposits of $100,000 or more at December 31 for the years indicated:

	December 31,		
	2010	2009	2008
	(In Thousands)		
Three Months or Less	$ 343,946	$ 344,901	$ 238,695
Over Three Months Through Six Months	135,620	246,116	246,087
Over Six Months Through Twelve Months	118,428	219,739	338,233
Over Twelve Months	520,627	4,434	26,785
Total Time Deposits of $100,000 or More	**$1,118,621**	**$815,190**	**$849,800**

Federal Home Loan Bank Advances

FHLB advances and other borrowings mostly take the form of advances from the FHLB of San Francisco and overnight federal funds. At December 31, 2010, advances from the FHLB were $153.7 million, a decrease of $328,000, or 0.2 percent, from the December 31, 2009 balance of $154.0 million. FHLB advances at December 31, 2010 with a remaining maturity of less than one year were $150.0 million, and the weighted-average interest rate thereon was 0.74 percent. See *"Note 9 – FHLB Advances and Other Borrowings"* for more details.

Junior Subordinated Debentures

During the first half of 2004, we issued two junior subordinated notes bearing interest at the three-month London InterBank Offered Rate ("LIBOR") plus 2.90 percent totaling $61.8 million and one junior subordinated note bearing interest at the three-month LIBOR plus 2.63 percent totaling $20.6 million. The outstanding subordinated debentures related to these offerings, the proceeds of which were used to finance the purchase of Pacific Union Bank, totaled $82.4 million at December 31, 2010 and 2009. In October 2008, we committed to the FRB that no interest payments on the junior subordinated debentures would be made without the prior written consent of the FRB. Therefore, in order to preserve its capital position, Hanmi Financial's Board of Directors has elected to defer quarterly interest payments on its outstanding junior subordinated debentures until further notice, beginning with the interest payment that was due on January 15, 2009. In addition, we are prohibited from making interest payments on our outstanding junior subordinated debentures under the terms of our recently issued regulatory enforcement actions without the prior written consent of the FRB and DFI. Accrued interest payable on junior subordinated debentures amounted to $6.9 million and $4.1 million at December 31, 2010 and December 31, 2009, respectively. See *"Note 10 – Junior Subordinated Debentures"* for further details.

INTEREST RATE RISK MANAGEMENT

Interest rate risk indicates our exposure to market interest rate fluctuations. The movement of interest rates directly and inversely affects the economic value of fixed-income assets, which is the present value of future cash flow discounted by the current interest rate; under the same conditions, the higher the current interest rate, the higher the denominator of discounting. Interest rate risk management is intended to decrease or increase the level of our exposure to market interest rates. The level of interest rate risk can be managed through such means as the changing of gap positions and the volume of fixed-income assets. For successful management of interest rate risk, we use various methods to measure existing and future interest rate risk exposures, giving effect to historical attrition rates of core deposits. In addition to regular reports used in business operations, repricing gap analysis, stress testing and simulation modeling are the main measurement techniques used to quantify interest rate risk exposure.

The following table shows the status of our gap position as of December 31, 2010:

	Less Than Three Months	After Three Months But Within One Year	After One Year But Within Five Years	After Five Years	Non-Interest-Sensitive	Total
			(Dollars in Thousands)			
ASSETS						
Cash and Due from Banks	$ –	$ –	$ –	$ –	$ 60,983	$ 60,983
Interest-Bearing Deposits in Other Banks	184,366	4,371	–	–	–	188,737
Investment Securities:						
Fixed Rate	14,141	49,803	159,751	112,916	4,467	341,078
Floating Rate	17,394	27,264	26,297	2,322	(392)	72,885
Loans:						
Fixed Rate	163,611	264,348	280,206	7,869	–	716,034
Floating Rate	1,245,392	107,691	31,453	973	–	1,385,509
Non-Accrual	–	–	–	–	169,028	169,028
Deferred Loan Fees, Discounts, and Allowance for Loan Losses	–	–	–	–	(149,504)	(149,504)
Federal Home Loan Bank and Federal Reserve Bank Stock	–	–	–	34,731	–	34,731
Other Assets	–	27,350	–	6,599	53,718	87,667
TOTAL ASSETS	**$1,624,904**	**$480,827**	**$497,707**	**$165,410**	**$138,300**	**$2,907,148**
LIABILITIES AND STOCKHOLDERS' EQUITY						
Liabilities:						
Deposits:						
Demand – Noninterest-Bearing	$ –	$ –	$ –	$ –	$ 546,815	$ 546,815
Savings	11,283	27,079	55,217	20,389	–	113,968
Money Market Checking and NOW Accounts	29,154	138,564	178,923	55,840	–	402,481
Time Deposits:						
Fixed Rate	428,404	381,047	593,892	–	–	1,403,343
Floating Rate	58	–	56	–	–	114
Federal Home Loan Bank Advances	150,087	267	3,296	–	–	153,650
Other Borrowings	1,570	–	–	–	–	1,570
Junior Subordinated Debentures	82,406	–	–	–	–	82,406
Other Liabilities	–	–	–	–	29,545	29,545
Stockholders' Equity	–	–	–	–	173,256	173,256
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 702,962**	**$546,957**	**$831,384**	**$ 76,229**	**$749,616**	**$2,907,148**
Repricing Gap	$ 921,942	$ (66,130)	$ (333,677)	$ 89,181	$ (611,316)	$ –
Cumulative Repricing Gap	$ 921,942	$ 855,812	$ 522,135	$ 611,316	$ –	$ –
Cumulative Repricing Gap as a Percentage of Total Assets	31.71%	29.44%	17.96%	21.03%	–	
Cumulative Repricing Gap as a Percentage of Interest-Earning Assets	33.67%	31.25%	19.07%	22.32%	–	

The repricing gap analysis measures the static timing of repricing risk of assets and liabilities (i.e., a point-in-time analysis measuring the difference between assets maturing or repricing in a period and liabilities maturing or repricing within the same period). Assets are assigned to maturity and repricing categories based on their expected repayment or repricing dates, and liabilities are assigned based on their repricing or maturity dates. Core deposits that have no maturity dates (demand deposits, savings, money market checking and NOW accounts) are assigned to categories based on expected decay rates.

As of December 31, 2010, the cumulative repricing gap for the three-month period reflected an asset-sensitive position of 33.67 percent of interest-earning assets, which increased from 30.97 percent at December 31, 2009. The increase was caused primarily by an $88.9 million increase in interest bearing cash, a $26.8 million increase in investment securities, a $69.2 million decrease in money market accounts, and a $220.1 million decrease in time deposits, partially offset by a $370.0 million decrease in loans.

The cumulative repricing gap for the twelve-month period reflected an asset-sensitive position of 31.25 percent of interest-earning assets, which increased from 9.61 percent at December 31, 2009. The increase was caused primarily by a $64.8 increase in investment securities, a $59.8 million increase in loans, a $67.6 million decrease in money market accounts, and a $360.6 million decrease in time deposits within the maturities and reprice terms.

The following table summarizes the status of the cumulative gap position as of the dates indicated.

	Less Than Three Months		Less Than Twelve Months	
	December 31,		December 31,	
	2010	2009	2010	2009
	(Dollars in Thousands)			
Cumulative Repricing Gap	$921,942	$889,466	$855,812	$276,131
Percentage of Total Assets	31.71%	28.12%	29.44%	8.73%
Percentage of Interest-Earning Assets	33.67%	30.97%	31.25%	9.61%

The spread between interest income on interest-earning assets and interest expense on interest-bearing liabilities is the principal component of net interest income, and interest rate changes substantially affect our financial performance. We emphasize capital protection through stable earnings rather than maximizing yield. In order to achieve stable earnings, we attempt to prudently manage our assets and liabilities and closely monitor the percentage changes in net interest income and equity value in relation to limits established within our guidelines.

To supplement traditional gap analysis, we perform simulation modeling to estimate the potential effects of interest rate changes. The following table summarizes one of the stress simulations performed to forecast the impact of changing interest rates on net interest income and the market value of interest-earning assets and interest-bearing liabilities reflected on our balance sheet (i.e., an instantaneous parallel shift in the yield curve of the magnitude indicated). This sensitivity analysis is compared to policy limits, which specify the maximum tolerance level for net interest income exposure over a one-year horizon, given the basis point adjustment in interest rates reflected below.

Rate Shock Table

	Percentage Changes		Change in Amount	
Change in Interest Rate	Net Interest Income	Economic Value of Equity	Net Interest Income	Economic Value of Equity
		(Dollars in Thousands)		
200%	9.28%	−11.16%	$9,531	$(27,126)
100%	4.03%	−5.71%	$4,136	$(13,873)
(100)%	*(1)*	*(1)*	*(1)*	*(1)*
(200)%	*(1)*	*(1)*	*(1)*	*(1)*

(1) *The table above only reflects the impact of upward shocks due to the fact that a downward parallel shock of 100 basis points or more is not possible given that some short-term rates are currently less than one percent.*

The estimated sensitivity does not necessarily represent our forecast and the results may not be indicative of actual changes to our net interest income. These estimates are based upon a number of assumptions including: the nature and timing of interest rate levels including yield curve shape, prepayments on loans and securities, pricing strategies on loans and deposits, and replacement of asset and liability cash flows. While the assumptions used are based on current economic and local market conditions, there is no assurance as to the predictive nature of these conditions, including how customer preferences or competitor influences might change.

CAPITAL RESOURCES AND LIQUIDITY

Capital Resources

Historically, our primary source of capital has been the retention of operating earnings. In order to ensure adequate levels of capital, the Board continually assesses projected sources and uses of capital in conjunction with projected increases in assets and levels of risk. Management considers, among other things, earnings generated from operations, and access to capital from financial markets through the issuance of additional securities, including common stock or notes, to meet our capital needs.

Under the Final Order, the Bank is required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Final Oder. By July 31, 2010, the Bank was required to increase its contributed equity capital by not less than an additional $100 million, which it was able to do following the successful completion of a registered rights and best efforts offering by which we raised net proceeds of approximately $116.8 million. As of December 31, 2010, the Bank was "well capitalized" according to the regulatory PCA guidelines.

However, the Final Order requires the Bank to maintain a ratio of tangible shareholder's equity to total tangible assets as follows:

Date	Ratio of Tangible Shareholder's Equity to Total Tangible Assets
From December 31, 2010 and Until the Order is Terminated	Not Less Than 9.5 Percent

If the Bank is not able to maintain the capital ratios identified in the Final Order, it must notify the DFI, and Hanmi Financial and the Bank are required to notify the FRB if their respective capital ratios fall below those set forth in the capital plan to be submitted to the FRB. As of December 31, 2010, the Bank had a tangible stockholders' equity to total tangible assets ratio of 8.59 percent. Accordingly, we notified the DFI and the FRB of such event.

To comply with the provisions of the Final Order and the Written Agreement, we entered into the agreement with Woori on May 25, 2010 which provides that upon satisfaction of all conditions to closing, we will issue 175 million shares of common stock to Woori at a purchase price per share of $1.20, for aggregate gross consideration of $210 million. Subsequent to May 25, 2010, we amended the agreement with Woori to, among other things, extend the termination date to December 31, 2010, to release us from exclusivity with Woori, to eliminate our obligation to pay a termination fee upon the occurrence of certain events and to allow us, if needed, to pursue further fundraising efforts and/or alternative proposals to acquire control of Hanmi Financial.

We believe that we will need the additional capital from the transaction with Woori or alternative sources to provide us with adequate capital resources to support our business, our level of problem assets and our operations and to comply with the regulatory orders we are subject to. Even if we are successful in completing the transaction with Woori or raising capital from alternative sources, we may still need to raise additional capital in the future to support our operations. Our ability to raise additional capital will depend on conditions in the capital markets at that time, which are outside our control, and on our financial performance.

Liquidity – Hanmi Financial

Currently, management believes that Hanmi Financial, on a stand-alone basis, has adequate liquid assets to meet its operating cash needs through December 31, 2011. On August 29, 2008, we elected to suspend payment of quarterly dividends on our common stock in order to preserve our capital position. In addition, Hanmi Financial has elected to defer quarterly interest payments on its outstanding junior subordinated debentures until further notice, beginning with the interest payment that was due on January 15, 2009. As of December 31, 2010, Hanmi Financial's liquid assets, including amounts deposited with the Bank, totaled $7.7 million, up from $3.5 million as of December 31, 2009.

Liquidity – Hanmi Bank

Management believes that the Bank, on a stand-alone basis, has adequate liquid assets to meet its current obligations. The Bank's primary funding source will continue to be deposits originated through its branch platform. In an effort to preserve liquidity, the Bank deployed innovative products, such as Advantage and Diamond Freedom CDs, during the first nine months of 2010, and utilized Internet rate service providers in the first half of 2010. Through this campaign and the use of Internet rate service providers, the Bank achieved the objectives of maintaining adequate liquidity and significantly reducing its reliance on brokered deposits. Total deposits decreased by $282.6 million, or 10.3 percent, from $2.75 billion as of December 31, 2009 to $2.47 billion as of December 31, 2010, primarily due to a $203.5 million decrease in brokered deposits. The Bank's wholesale funds historically consisted of FHLB advances and brokered deposits. As of December 31, 2010, in compliance with its regulatory restrictions, the Bank had no brokered deposits, and had FHLB advances of only $153.7 million that slightly decreased $328,000 in 2010.

The Bank's primary source of borrowings is the FHLB, from which the Bank is eligible to borrow up to 15 percent of its total assets. As of December 31, 2010, the total borrowing capacity available based on pledged collateral and the remaining available borrowing capacity were $444.2 million and $290.5 million, respectively. The Bank's FHLB borrowings as of December 31, 2010 totaled $153.7 million, representing 5.3 percent of total assets. As of March 9, 2011, the Bank's FHLB borrowing capacity available based on pledged collateral and the remaining available borrowing capacity were $435.1 million and $281.5 million, respectively. The amount that the FHLB is willing to advance differs based on the quality and character of qualifying collateral pledged by the Bank, and the advance rates for qualifying collateral may be adjusted upwards or downwards by the FHLB from time to time. To the extent deposit renewals and deposit growth are not sufficient to fund maturing and withdrawable deposits, repay maturing borrowings, fund existing and future loans and investment securities and otherwise fund working capital needs and capital expenditures, the Bank may utilize the remaining borrowing capacity from its FHLB borrowing arrangement.

As a means of augmenting its liquidity, the Bank had $295.0 million unpledged marketable securities that are available for sale at December 31, 2010. Also, the Bank had an available borrowing source of $146.3 million from the Federal Reserve Discount Window (the "Fed Discount Window"), to which the Bank pledged loans with a carrying value of $376.6 million, and had no borrowings as of December 31, 2010. The Bank is currently in the secondary program of the Borrower in Custody Program of the Fed Discount Window, which allows the Bank to request very short-term credit (typically overnight) at a rate that is above the primary credit rate within a specified period. In August 2010, South Street Securities LLC extended a line of credit to the Bank for reverse repurchase agreements up to a maximum of $100.0 million.

Current market conditions have limited the Bank's liquidity sources principally to interest-bearing deposits, unpledged marketable securities, and secured funding outlets such as the FHLB and Fed Discount Window. There can be no assurance that actions by the FHLB or Federal Reserve Bank would not reduce the Bank's borrowing capacity or that the Bank would be able to continue to replace deposits at competitive rates. As of December 31, 2010, in compliance with its regulatory restrictions, the Bank does not have any brokered deposits and would consult in advance with its regulators if it were to consider accepting brokered deposits in the future.

The Bank has Contingency Funding Plans ("CFPs") designed to ensure that liquidity sources are sufficient to meet its ongoing obligations and commitments, particularly in the event of a liquidity contraction. The CFPs are designed to examine and quantify its liquidity under various "stress" scenarios. Furthermore, the CFPs provide a framework for management and other critical personnel to follow in the event of a liquidity contraction or in anticipation of such an event. The CFPs address authority for activation and decision making, liquidity options and the responsibilities of key departments in the event of a liquidity contraction.

The Bank believes that it nonetheless has adequate liquidity resources to fund its obligations with its interest-bearing deposits, unpledged marketable securities, and secured credit lines with the FHLB and Fed Discount Window.

OFF-BALANCE SHEET ARRANGEMENTS

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the Consolidated Balance Sheets. The Bank's exposure to credit losses in the event of non-performance by the other party to commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for extending loan facilities to customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, was based on management's credit evaluation of the counterparty.

Collateral held varies but may include accounts receivable; inventory; property, plant and equipment; and income-producing or borrower-occupied properties. The following table shows the distribution of undisbursed loan commitments as of the dates indicated:

	December 31,	
	2010	2009
	(In Thousands)	
Commitments to Extend Credit	$ 178,424	$ 262,821
Standby Letters of Credit	15,226	17,225
Commercial Letters of Credit	11,899	13,544
Unused Credit Card Lines	24,649	23,408
Total Undisbursed Loan Commitments	**$230,198**	**$316,998**

CONTRACTUAL OBLIGATIONS

Our contractual obligations as of December 31, 2010 are as follows:

Contractual Obligations	Less Than One Year	More Than One Year and Less Than Three Years	More Than Three Years and Less Than Five Years	More Than Five Years	Total
			(In Thousands)		
Time Deposits	$ 809,509	$ 593,760	$ 188	$ –	$ 1,403,457
Federal Home Loan Bank Advances and Other Borrowings	151,570	–	3,650	–	155,220
Commitments to Extend Credit	178,424	–	–	–	178,424
Junior Subordinated Debentures	–	–	–	82,406	82,406
Standby Letters of Credit	15,195	31	–	–	15,226
Operating Lease Obligations	4,470	7,716	3,927	5,645	21,758
Total Contractual Obligations	**$1,159,168**	**$601,507**	**$7,765**	**$88,051**	**$1,856,491**

Operating lease obligations represent the total minimum lease payments under non-cancelable operating leases with remaining terms of up to 10 years.

RECENTLY ISSUED ACCOUNTING STANDARDS

FASB ASU 2011-01, "Receivable (Topic 310), Deferral of the Effective Date of Disclosure about Troubled Debt Restructurings in Update No. 2010-20" – ASU 2011-01 temporarily delays the effective date of the disclosure about troubled debt restructurings ("TDRs") in ASU 2010-20 for public entities. The delay is intended to allow the FASB to complete its deliberations on what constitutes a TDR. The effective date of the new disclosure about TDRs for public entities and the guidance for determining what constitute a TDR will then be coordinated. This guidance is anticipated to be effective for interim an annual periods ending after June 15, 2011. We are evaluating the impact of adoption of ASU 2011-01 on its disclosures in the consolidated financial statements.

FASB ASU 2010-20, "Receivable (Topic 310), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" – ASU 2010-20 requires new and enhanced disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses. The new and amended disclosure requirements focus on such areas as nonaccrual and past due financing receivables, allowance for credit losses related to financing receivables, impaired loans, credit quality information and modifications. The ASU requires an entity to disaggregate new and existing disclosures based on how it develops its allowance for credit losses and how it manages credit exposures. The guidance is effective for an entity's first annual period that ends on or after December 15, 2010. Adoption of ASU 2010-20 did not have a significant impact on our financial condition or results of operations.

FASB ASC 860, "Transfers and Servicing" – FASB ASC 860 amends the guidance related to the accounting for transfers and servicing of financial assets and extinguishments of liabilities. It eliminates the QSPE concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. FASB ASC 860 requires additional year-end and interim disclosures for public and nonpublic companies that are similar to the disclosures required by FASB ASC 810-10-50. FASB ASC 860 is effective as of the beginning of a company's first fiscal year that begins after November 15, 2009 (January 1, 2010 for calendar year-end companies), and for subsequent interim and annual reporting periods. FASB ASC 860's disclosure requirements must be applied to transfers that occurred before and after its effective date. FASB ASC 860 did not have a material effect on our financial condition or results of operations.

FASB ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820)" – ASU 2010-06 adds new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation, entities will be required to provide fair value measurement disclosures for each class of assets and liabilities, and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 did not have a significant impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

For quantitative and qualitative disclosures regarding market risks in the Bank's portfolio, see *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Interest Rate Risk Management"* and *"- Capital Resources and Liquidity."*

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements required to be filed as a part of this Report are set forth on pages 95 through 162

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure Controls and Procedures

As of December 31, 2010, Hanmi Financial carried out an evaluation, under the supervision and with the participation of Hanmi Financial's management, including Hanmi Financial's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of Hanmi Financial's disclosure controls and procedures and internal controls over financial reporting pursuant to Securities and Exchange Commission ("SEC") rules. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that:

- Hanmi Financial's disclosure controls and procedures were effective as of the end of the period covered by this report

Disclosure controls and procedures are defined in SEC rules as controls and other procedures designed to ensure that information required to be disclosed in Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

During the quarter ended December 31, 2010, there have been no changes in Hanmi Financial's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Hanmi Financial's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of Hanmi Financial Corporation ("Hanmi Financial") is responsible for establishing and maintaining adequate internal control over financial reporting pursuant to the rules and regulations of the Securities and Exchange Commission. Hanmi Financial's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Internal control over financial reporting includes those written policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles;
- provide reasonable assurance that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Hanmi Financial's internal control over financial reporting as of December 31, 2010. Management based this assessment on criteria for effective internal control over financial reporting described in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of Hanmi Financial's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors.

Based on this assessment, management determined that, as of December 31, 2010, Hanmi Financial maintained effective internal control over financial reporting.

KPMG LLP, the independent registered public accounting firm that audited and reported on the consolidated financial statements of Hanmi Financial and subsidiaries, has issued a report on Hanmi Financial's internal control over financial reporting as of December 31, 2010. The report expresses an unqualified opinion on the effectiveness of Hanmi Financial's internal control over financial reporting as of December 31, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Hanmi Financial Corporation:

We have audited Hanmi Financial Corporation's (the Company) internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Hanmi Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hanmi Financial Corporation and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended

December 31, 2010, and our report dated March 16, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Los Angeles, California
March 16, 2011

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as hereinafter noted, the information concerning directors and officers of Hanmi Financial is incorporated by reference from the sections entitled *"The Board of Directors and Executive Officers"* and *"Section 16(a) Beneficial Ownership Reporting Compliance"* of Hanmi Financial's 2011 Definitive Proxy Statement for the Annual Meeting of Stockholders, which will be filed with the SEC within 120 days after the close of Hanmi Financial's fiscal year (or information will be provided in an amendment to this Form 10-K).

Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial and accounting officer, controller and other persons performing similar functions. It will be provided to any stockholder without charge, upon the written request of that stockholder. Such requests should be addressed to Judith Kim, Associate General Counsel, Hanmi Financial Corporation, 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010. It is also available on our website at *www.hanmi.com.*

ITEM 11. EXECUTIVE COMPENSATION

Information concerning executive compensation is incorporated by reference from the section entitled *"Executive Compensation"* of Hanmi Financial's Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders, which will be filed with the SEC within 120 days after the close of Hanmi Financial's fiscal year (or information will be provided in an amendment to this Form 10-K).

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of certain beneficial owners and management and related stockholder matters will appear under the caption *"Beneficial Ownership of Principal Stockholders and Management"* in Hanmi Financial's Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders and is incorporated herein by reference (or information will be provided by amendment to this Form 10-K).

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information as of December 31, 2010 relating to equity compensation plans of Hanmi Financial pursuant to which grants of options, restricted stock awards or other rights to acquire shares may be granted from time to time.

	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	*(b)*	
Equity Compensation Plans Approved By Security Holders	1,066,891	$11.93	2,446,333
Equity Compensation Plans Not Approved By Security Holders	2,000,000 [(1)]	$ 1.20	2,000,000
Total Equity Compensation Plans	**3,066,891**	**$ 4.93**	**4,446,333**

(1) Reflects warrants issued to Cappello Capital Corp. in connection with services it provided to us as a placement agent in connection with our best efforts public offering and as our financial adviser in connection with our completed rights offering. The warrants were immediately exercisable when issued at a purchase price of $1.20 per share of our common stock and expire on October 14, 2015. The warrants may be exercised for cash or by "cashless exercise". The exercise price and number of shares subject to the warrants are subject to adjustment for, among other events, stock splits and stock dividends.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information concerning certain relationships and related transactions and director independence is incorporated by reference from the sections entitled *"Certain Relationships and Related Transactions"* and *"Director Independence"* of Hanmi Financial's Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders, which will be filed with the SEC within 120 days after the close of Hanmi Financial's fiscal year (or information will be provided by amendment to this Form 10-K).

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information concerning Hanmi Financial's principal accountants' fees and services is incorporated by reference from the section entitled *"Independent Accountants"* of Hanmi Financial's Definitive Proxy Statement for the 2011 Annual Meeting of Stockholders, which will be filed with the SEC within 120 days after the close of Hanmi Financial's fiscal year (or information will be provided by amendment to this Form 10-K).

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Financial Statements and Schedules

(1) The Financial Statements required to be filed hereunder are listed in the Index to Consolidated Financial Statements on page 96 of this Report.

(2) All Financial Statement Schedules have been omitted as the required information is inapplicable or has been included in the Notes to Consolidated Financial Statements.

(3) The Exhibits required to be filed with this Report are listed in the Exhibit Index included herein at pages 164 and 167.

HANMI FINANCIAL CORPORATION AND SUBSIDIARIES
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Hanmi Financial Corporation:

We have audited the accompanying consolidated balance sheets of Hanmi Financial Corporation and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hanmi Financial Corporation and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As further described in note 1 to the consolidated financial statements, at December 31, 2010, the Company and its wholly owned subsidiary, Hanmi Bank, are currently operating under formal supervisory agreements (the Agreements) with the Federal Reserve Bank of San Francisco and the California Department of Financial Institutions. The Agreements restrict certain operations and requires the Company to, among other things, achieve specified regulatory capital ratios by December 31, 2010. Failure to achieve all of the agreement's requirements may lead to additional regulatory actions including being placed into receivership or conservatorship. The ability of the Company to comply with terms of this agreement raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in note 1. The 2010 consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hanmi Financial Corporation's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 16, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Los Angeles, California
March 16, 2011

HANMI FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in Thousands)

	December 31, 2010	December 31, 2009
ASSETS		
Cash and Due From Banks	$ 60,983	$ 55,263
Interest-Bearing Deposits in Other Banks	158,737	98,847
Federal Funds Sold	30,000	–
Cash and Cash Equivalents	249,720	154,110
Securities Held to Maturity, at Amortized Cost (Fair Value: 2010 – $847; 2009 – $871)	845	869
Securities Available for Sale, at Fair Value	413,118	132,420
Loans Receivable, Net of Allowance for Loan Losses of $146,059 and $144,996 at December 31, 2010 and 2009, Respectively	2,084,447	2,669,054
Loans Held for Sale, at the Lower of Cost or Fair Value	36,620	5,010
Customers' Liability on Acceptances	711	994
Premises and Equipment, Net	17,599	18,657
Accrued Interest Receivable	8,048	9,492
Other Real Estate Owned, Net	4,089	26,306
Deferred Tax Assets	–	3,608
Servicing Assets	2,890	3,842
Other Intangible Assets, Net	2,233	3,382
Federal Home Loan Bank Stock, at Cost	27,282	30,697
Federal Reserve Bank Stock, at Cost	7,449	7,878
Income Taxes Receivable	9,188	56,554
Bank-Owned Life Insurance	27,350	26,408
Other Assets	15,559	13,425
TOTAL ASSETS	**$2,907,148**	**$3,162,706**
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits:		
Noninterest-Bearing	$ 546,815	$ 556,306
Interest-Bearing:	1,919,906	2,193,021
Total Deposits	2,466,721	2,749,327
Accrued Interest Payable	15,966	12,606
Acceptances Outstanding	711	994
Federal Home Loan Bank Advances	153,650	153,978
Other Borrowings	1,570	1,747
Junior Subordinated Debentures	82,406	82,406
Other Liabilities	12,868	11,904
Total Liabilities	**2,733,892**	**3,012,962**
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common Stock, $0.001 Par Value; Authorized 500,000,000 Shares; Issued 155,830,890 Shares (151,198,390 Shares Outstanding) as of December 31, 2010 and Authorized 200,000,000 shares; Issued 55,814,890 Shares (51,182,390 Shares Outstanding) at December 31, 2009, Respectively	156	56
Additional Paid-In Capital	472,335	357,174
Unearned Compensation	(219)	(302)
Accumulated Other Comprehensive Income (Loss) – Unrealized Gain (Loss) on Securities Available for Sale and Interest-Only Strips, Net of Income Taxes of $602 at December 31, 2010 and 2009	(2,964)	859
Accumulated Deficit	(226,040)	(138,031)
Treasury Stock, at Cost (4,632,500 Shares at December 31, 2010 and 2009)	(70,012)	(70,012)
Total Stockholders' Equity	**173,256**	**149,744**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$2,907,148**	**$3,162,706**

See Accompanying Notes to Consolidated Financial Statements.

HANMI FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in Thousands, Except Per Share Data)

	Year Ended December 31, 2010	2009	2008
INTEREST AND DIVIDEND INCOME:			
Interest and Fees on Loans	$ 137,328	$ 173,318	$ 223,942
Taxable Interest on Investment Securities	5,874	5,675	9,387
Tax-Exempt Interest on Investment Securities	225	2,303	2,717
Interest on Term Federal Funds Sold	33	1,718	43
Dividends on Federal Reserve Bank Stock	430	592	692
Interest on Federal Funds Sold and Securities Purchased Under Resale Agreements	52	326	166
Interest on Interest-Bearing Deposits in Other Banks	468	151	10
Dividends on Federal Home Loan Bank Stock	102	64	1,226
Total Interest and Dividend Income	144,512	184,147	238,183
INTEREST EXPENSE:			
Interest on Deposits	34,408	76,246	84,353
Interest on Federal Home Loan Bank Advances	1,366	3,399	14,027
Interest on Junior Subordinated Debentures	2,811	3,271	5,056
Interest on Other Borrowings	53	2	346
Total Interest Expense	38,638	82,918	103,782
NET INTEREST INCOME BEFORE PROVISION FOR CREDIT LOSSES	105,874	101,229	134,401
Provision for Credit Losses	122,496	196,387	75,676
NET INTEREST INCOME (LOSS) AFTER PROVISION FOR CREDIT LOSSES	(16,622)	(95,158)	58,725
NON-INTEREST INCOME:			
Service Charges on Deposit Accounts	14,049	17,054	18,463
Insurance Commissions	4,695	4,492	5,067
Remittance Fees	1,968	2,109	2,194
Trade Finance Fees	1,523	1,956	3,088
Other Service Charges and Fees	1,516	1,810	2,365
Bank-Owned Life Insurance Income	942	932	952
Net Gain on Sales of Loans	514	1,220	765
Net Gain on Sales of Investment Securities	122	1,833	77
Impairment Loss on Investment Securities:			
Total Other-than-temporary Impairment Loss on Investment Securities	(790)	–	(2,410)
Less: Portion of Loss Recognized in Other Comprehensive Income	–	–	–
Net Impairment Loss Recognized in Earnings	(790)	–	(2,410)
Other Operating Income	867	704	2,293
Total Non-Interest Income	25,406	32,110	32,854
NON-INTEREST EXPENSE:			
Salaries and Employee Benefits	36,730	33,101	42,209
Occupancy and Equipment	10,773	11,239	11,158
Deposit Insurance premiums and Regulatory Assessments	10,756	10,418	3,713
Data Processing	5,931	6,297	5,799
Other Real Estate Owned Expense	10,679	5,890	390
Professional Fees	3,521	4,099	3,539
Advertising and Promotion	2,394	2,402	3,518
Supplies and Communications	2,302	2,352	2,518
Loan-Related Expense	1,147	1,947	790
Amortization of Other Intangible Assets	1,149	1,568	1,958
Directors and Officers Liability Insurance	2,865	1,175	397
Other Operating Expenses	8,558	9,866	11,645
Impairment Loss on Goodwill	–	–	107,393
Total Non-Interest Expense	96,805	90,354	195,027
LOSS BEFORE BENEFIT FOR INCOME TAXES	(88,021)	(153,402)	(103,448)
Benefit for Income Taxes	(12)	(31,125)	(1,355)
NET LOSS	**$ (88,009)**	**$ (122,277)**	**$ (102,093)**
LOSS PER SHARE:			
Basic	$ (0.93)	$ (2.57)	$ (2.23)
Diluted	$ (0.93)	$ (2.57)	$ (2.23)
WEIGHTED-AVERAGE SHARES OUTSTANDING:			
Basic	94,322,222	47,570,361	45,872,541
Diluted	94,322,222	47,570,361	45,872,541
DIVIDENDS DECLARED PER SHARE	$ –	$ –	$ 0.09

See Accompanying Notes to Consolidated Financial Statements.

HANMI FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

(Dollars in Thousands)

	Common Stock – Number of Shares			Stockholders' Equity						
	Gross Shares Issued and Outstanding	Treasury Shares	Net Shares Issued and Outstanding	Common Stock	Additional Paid-in Capital	Unearned Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Treasury Stock, at Cost	Total Stockholders' Equity
BALANCE AT JANUARY 1, 2008	50,493,441	(4,632,500)	45,860,941	50	348,073	(245)	275	92,415	(70,012)	370,556
Cumulative-Effect Adjustment – Adoption of EITF Issue No. 06-4	–	–	–	–	–	–	–	(2,223)	–	(2,223)
Shares Issued for Business Acquisitions	39,608	–	39,608	1	292	–	–	–	–	293
Repurchase of Stock Options	–	–	–	–	(70)	–	–	–	–	(70)
Share-Based Compensation Expense	–	–	–	–	983	53	–	–	–	1,036
Restricted Stock Awards	10,000	–	10,000	–	67	(67)	–	–	–	–
Cancellation of Restricted Stock Award	(5,000)	–	(5,000)	–	(41)	41	–	–	–	–
Cash Dividends	–	–	–	–	–	–	–	(3,853)	–	(3,853)
Comprehensive Loss:										
Net Loss	–	–	–	–	–	–	–	(102,093)	–	(102,093)
Change in Unrealized Gain on Securities Available for Sale, Interest-Only Strips and Interest Rate Swaps, Net of Income Taxes	–	–	–	–	–	–	269	–	–	269
Total Comprehensive Loss										(101,824)
BALANCE AT DECEMBER 31, 2008	50,538,049	(4,632,500)	45,905,549	$ 51	$349,304	$(218)	$ 544	$ (15,754)	$(70,012)	$263,915
Shares Issued for Business Acquisitions	39,418	–	39,418	–	46	–	–	–	–	46
Issuance of Stock in Private Offering	5,070,423	–	5,070,423	5	6,834	–	–	–	–	6,839
Share-Based Compensation Expense	–	–	–	–	836	70	–	–	–	906
Restricted Stock Awards	205,000	–	205,000	–	284	(284)	–	–	–	–
Cancellation of Restricted Stock Award	(38,000)	–	(38,000)	–	(130)	130	–	–	–	–
Comprehensive Loss:										
Net Loss	–	–	–	–	–	–	–	(122,277)	–	(122,277)
Change in Unrealized Gain on Securities Available for Sale and Interest-Only Strips, Net of Income Taxes	–	–	–	–	–	–	315	–	–	315
Total Comprehensive Loss										(121,962)
BALANCE AT DECEMBER 31, 2009	55,814,890	(4,632,500)	51,182,390	$ 56	$357,174	$(302)	$ 859	$(138,031)	$(70,012)	$149,744
Shares Issued, Net of Offering and Underwriting Costs	100,000,000	–	100,000,000	100	114,209	–	–	–	–	114,309
Exercises of Stock Options	16,000	–	16,000	–	22	–	–	–	–	22
Share-Based Compensation Expense	–	–	–	–	930	83	–	–	–	1,013
Comprehensive Loss:										
Net Loss	–	–	–	–	–	–	–	(88,009)	–	(88,009)
Change in Unrealized Loss on Securities Available for Sale and Interest-Only Strips, Net of Income Taxes	–	–	–	–	–	–	(3,823)	–	–	(3,823)
Total Comprehensive Loss										(91,832)
BALANCE AT DECEMBER 31, 2010	155,830,890	(4,632,500)	151,198,390	$156	$472,335	$(219)	$(2,964)	$(226,040)	$(70,012)	$173,256

See Accompanying Notes to Consolidated Financial Statements.

HANMI FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31, 2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Loss	$ (88,009)	$ (122,277)	$ (102,093)
Adjustments to Reconcile Net Loss to Net Cash Provided By Operating Activities:			
Depreciation and Amortization of Premises and Equipment	2,286	2,610	2,900
Amortization of Premiums and Accretion of Discounts on Investment Securities, Net	1,329	(516)	164
Amortization of Other Intangible Assets	1,149	1,568	1,958
Amortization of Servicing Assets	1,033	823	1,295
Share-Based Compensation Expense	1,013	906	1,036
Provision for Credit Losses	122,496	196,387	75,676
Federal Home Loan Bank and Federal Reserve Bank Stock Dividends	–	–	(1,259)
Net Gain on Sales of Investment Securities	(122)	(1,833)	(77)
Other-Than-Temporary Impairment Loss on Investment Securities	790	–	2,410
Net Gain on Sales of Loans	(514)	(1,220)	(765)
Loss on Sales of Other Real Estate Owned	196	211	324
Valuation Impairment on Other Real Estate Owned	8,683	3,115	–
Impairment Loss on Goodwill	–	–	107,393
Cash Surrender Value of Bank-Owned Life Insurance	(942)	(932)	(951)
Deferred Tax Expense (Benefit)	3,561	26,016	(11,254)
Origination of Loans Held for Sale	(20,228)	(1,711)	(54,347)
Net Proceeds from Sales of Loans Held for Sale	144,308	35,331	24,037
Changes in Fair Value of Stock Warrants	(362)	–	–
Loss on Investment in Affordable Housing Partnership	880	895	760
Decrease in Accrued Interest Receivable	1,444	2,855	5,064
Increase in Servicing Assets, Net	(81)	(874)	(750)
(Increase) Decrease in Other Assets	(3,014)	3,105	7,177
(Increase) Decrease in Income Taxes Receivable	47,366	(44,842)	(6,081)
Increase (Decrease) in Accrued Interest Payable	3,360	(5,933)	(3,289)
Decrease in Other Liabilities	(177)	(1,428)	(5,573)
Net Cash Provided By Operating Activities	**226,445**	**92,256**	**43,755**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from Redemption of Federal Home Loan Bank and Federal Reserve Bank Stock	4,510	2,350	4,074
Proceeds from Matured or Called Securities Available for Sale	130,125	62,144	147,320
Proceeds from Sales of Investment Securities Available for Sale	31,832	93,685	28,501
Repayments and Redemption of Investment Securities Held to Maturity	24	–	–
Proceeds from Sales of Other Real Estate Owned	25,113	4,917	2,128
Net Decrease (Increase) in Loans Receivable	294,701	354,328	(95,286)
Purchases of Federal Home Loan Bank and Federal Reserve Bank Stock	(666)	–	(10,261)
Purchases of Investment Securities Available for Sale	(448,428)	(89,357)	(24,580)
Purchases of Premises and Equipment	(1,228)	(988)	(2,379)
Net Cash Provided By Investing Activities	**35,983**	**427,079**	**49,517**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Increase (Decrease) in Deposits	(282,606)	(320,753)	68,381
Net Proceeds from Issuance of Common Stock in Offering	116,271	6,839	–
Proceeds from Exercises of Stock Options	22	–	–
Cash Paid to Repurchase Stock Options and Stock Warrants	–	–	(70)
Cash Dividends Paid	–	–	(3,853)
Proceeds from Long-Term Federal Home Loan Bank Advances and Other Borrowings	–	–	250,000
Repayment of Long-Term Federal Home Loan Bank Advances and Other Borrowings	(328)	(107,218)	(468)
Net Change in Short-Term Federal Home Loan Bank Advances and Other Borrowings	(177)	(160,040)	(313,713)
Net Cash (Used In) Provided By Financing Activities	**(166,818)**	**(581,172)**	**277**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	95,610	(61,837)	93,549
Cash and Cash Equivalents at Beginning of Year	154,110	215,947	122,398
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 249,720**	**$ 154,110**	**$ 215,947**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash Paid During the Period for:			
Interest Paid	$ 35,278	$ 88,851	$ 107,071
Income Taxes (Refunds) Paid	$ (49,971)	$ –	$ 13,873
Non-Cash Activities:			
Stock Issued for Business Acquisition	$ –	$ 46	$ 293
Transfer of Loans to Other Real Estate Owned	$ 12,992	$ 38,726	$ 2,988
Transfer of Loans to Loans Held for Sale	$ 155,176	$ –	$ –
Loans Provided in the Sale of Other Real Estate Owned	$ 1,217	$ 5,000	$ –
Issuance of Stock Warrants in Connection with Common Stock Offering	$ 1,962	$ –	$ –
Transfer of Equity Securities from Other Assets to Securities Available for Sale	$ –	$ –	$ 511

See Accompanying Notes to Consolidated Financial Statements.

NOTE 1 — REGULATORY MATTERS AND GOING CONCERN CONSIDERATION

On November 2, 2009, the members of the Board of Directors of the Bank consented to the issuance of the Final Order ("Order") with the California Department of Financial Institutions (the "DFI"). On the same date, Hanmi Financial and the Bank entered into a Written Agreement (the "Written Agreement") with the Federal Reserve Bank of San Francisco (the "FRB"). The Order and the Written Agreement contain a list of strict requirements ranging from a capital directive to developing a contingency funding plan.

While Hanmi Financial intends to take such actions as may be necessary to enable Hanmi Financial and the Bank to comply with the requirements of the Regulatory Agreement and Order, there can be no assurance that Hanmi Financial or the Bank will be able to comply fully with the provisions of the Written Agreement and the Order, or that compliance with the Written Agreement and the Order will not have material and adverse effects on the operations and financial condition of the Hanmi Financial and the Bank. Any material failure to comply with the provisions of the Written Agreement and the Order could result in further enforcement actions by both DFI and FRB, or the placing of the Bank into conservatorship or receivership.

Written Agreement and Final Order

The Order and the Written Agreement contain substantially similar provisions. The Order and the Written Agreement require the Board of Directors of the Bank to prepare and submit written plans to the DFI and the FRB that address the following items: (i) strengthening board oversight of the management and operation of the Bank; (ii) strengthening credit risk management practices; (iii) improving credit administration policies and procedures; (iv) improving the Bank's position with respect to problem assets; (v) maintaining adequate reserves for loan and lease losses; (vi) improving the capital position of the Bank and, with respect to the Written Agreement, of Hanmi; (vii) improving the Bank's earnings through a strategic plan and a budget for 2010; (viii) improving the Bank's liquidity position and funds management practices; and (ix) contingency funding. In addition, the Order and the Written Agreement place restrictions on the Bank's lending to borrowers who have adversely classified loans with the Bank and requires the Bank to charge off or collect certain problem loans. The Order and the Written Agreement also require the Bank to review and revise its allowance for loan and lease losses consistent with relevant supervisory guidance. The Bank is also prohibited from paying dividends, incurring, increasing or guaranteeing any debt, or making certain changes to its business without prior approval from the DFI, and the Bank and Hanmi must obtain prior approval from the FRB prior to declaring and paying dividends.

Under the Order, the Bank is also required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Order. By July 31, 2010, the Bank was required to increase its contributed equity capital by not less than an additional $100 million. The Bank was required to maintain a ratio of tangible shareholders' equity to total tangible assets as follows:

Date	Ratio of Tangible Shareholder's Equity to Total Tangible Assets
By July 31, 2010	Not Less Than 9.0 Percent
From December 31, 2010 and Until the Order is Terminated	Not Less Than 9.5 Percent

NOTE 1 — REGULATORY MATTERS AND GOING CONCERN CONSIDERATION
(Continued)

If the Bank is not able to maintain the capital ratios identified in the Order, it must notify the DFI, and Hanmi Financial and the Bank are required to notify the FRB if their respective capital ratios fall below those set forth in the capital plan to be approved by the FRB. On July 27, 2010, we completed a registered rights and best efforts offering by which we raised $116.8 million in net proceeds. As a result, we satisfied the $100 million capital contribution requirement set forth in the Final Order. The Bank had tangible stockholders' equity to total tangible assets ratio of 8.59 percent at December 31, 2010. Accordingly, we notified the DFI and FRB of such event. As of December 31, 2009, the Bank had tangible stockholder's equity to total tangible assets ratio of 7.13 percent.

In addition to complying with the provisions of the Order and the Written Agreement, we entered into a definitive securities purchase agreement with Woori Finance Holdings Co. Ltd. ("Woori") on May 25, 2010 which provides that upon satisfactions of all conditions to closing , we will issue 175 million shares of common stock to Woori at a purchase price per share of $1.20, for aggregate gross consideration of $210 million.

Risk-Based Capital

The regulatory agencies require a minimum ratio of qualifying total capital to risk-weighted assets of 8.0 percent and a minimum ratio of Tier 1 capital to risk-weighted assets of 4.0 percent. In addition to the risk-based guidelines, regulators require banking organizations to maintain a minimum ratio of Tier 1 capital to average total assets, referred to as the leverage ratio, of 4.0 percent. For a bank rated in the highest of the five categories used by regulators to rate banks, the minimum leverage ratio is 3.0 percent. In addition to these uniform risk-based capital guidelines that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios.

NOTE 1 — REGULATORY MATTERS AND GOING CONCERN CONSIDERATION
(Continued)

The capital ratios of Hanmi Financial and the Bank were as follows as of December 31, 2010 and 2009:

	Actual		Minimum Regulatory Requirement		Minimum to Be Categorized as "Well Capitalized"	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in Thousands)			
December 31, 2010						
Total Capital (to Risk-Weighted Assets):						
Hanmi Financial	$284,345	12.32%	$184,570	8.00%	N/A	N/A
Hanmi Bank	$281,380	12.22%	$184,187	8.00%	$230,234	10.00%
Tier 1 Capital (to Risk-Weighted Assets):						
Hanmi Financial	$232,676	10.09%	$ 92,285	4.00%	N/A	N/A
Hanmi Bank	$251,111	10.91%	$ 92,094	4.00%	$138,141	6.00%
Tier 1 Capital (to Average Assets):						
Hanmi Financial	$232,676	7.90%	$117,774	4.00%	N/A	N/A
Hanmi Bank	$251,111	8.55%	$117,494	4.00%	$146,868	5.00%
December 31, 2009						
Total Capital (to Risk-Weighted Assets):						
Hanmi Financial	$262,796	9.12%	$230,614	8.00%	N/A	N/A
Hanmi Bank	$261,194	9.07%	$230,261	8.00%	$287,826	10.00%
Tier 1 Capital (to Risk-Weighted Assets):						
Hanmi Financial	$194,749	6.76%	$115,307	4.00%	N/A	N/A
Hanmi Bank	$223,700	7.77%	$115,131	4.00%	$172,696	6.00%
Tier 1 Capital (to Average Assets):						
Hanmi Financial	$194,749	5.82%	$133,945	4.00%	N/A	N/A
Hanmi Bank	$223,700	6.69%	$133,770	4.00%	$167,212	5.00%

Reserve Requirement

The Bank is required to maintain a percentage of its deposits as reserves at the FRB. The daily average reserve balance required to be maintained with the FRB was $1.5 million as of December 31, 2010 and 2009, respectively.

Going Concern

As previously mentioned, we are required by federal regulatory authorities to maintain adequate levels of capital to support our operations. As part of the DFI Final Order issued on November 2, 2009, the Bank is also required to increase its capital and maintain certain regulatory capital ratios prior to certain dates specified in the Final Order. By July 31, 2010, the Bank was required to increase its contributed equity capital by not less than an additional $100 million and maintain a ratio of tangible stockholders' equity to total tangible assets of at least 9.0 percent. As a result of the successful completion of the registered rights and best efforts offering in July 2010, the capital contribution requirement set forth in the Final Order has been satisfied. However, the tangible capital ratio requirement set forth in the Final Order has not been satisfied at December 31, 2010. Further, should our asset quality continue to erode and require significant additional provision for credit losses,

NOTE 1 — REGULATORY MATTERS AND GOING CONCERN CONSIDERATION
(Continued)

resulting in added future net operating losses at the Bank, our capital levels will additionally decline requiring the raising of more capital than the amount currently required to satisfy our agreements with our regulators. An inability to raise additional capital when needed or comply with the terms of the Final Order or Agreement, raises substantial doubt about our ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future, and do not include any adjustments to reflect the possible future effects on the recoverability or classification of assets, and the amounts or classification of liabilities that may result from the outcome of any regulatory action including being placed into receivership or conservatorship.

As set forth above, on May 25, 2010, we entered into a definitive securities purchase agreement with Woori and are currently awaiting final regulatory approval for the applications filed by Woori in connection with the transactions contemplated by the securities purchase agreement. We will inject a substantial portion of the net proceeds from the Woori transaction as new capital into Hanmi Bank. However, we cannot provide assurance that we will be successful in consummating the transaction with Woori.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Summary of Operations

Hanmi Financial Corporation ("Hanmi Financial," "we," "us" or "our") was formed as a holding company of Hanmi Bank (the "Bank") and registered with the Securities and Exchange Commission under the Securities Act of 1933 on March 17, 2001. Subsequent to its formation, each of the Bank's shares was exchanged for one share of Hanmi Financial with an equal value. Our primary operations are related to traditional banking activities, including the acceptance of deposits and the lending and investing of money through operation of the Bank.

The Bank is a community bank conducting general business banking, with its primary market encompassing the Korean-American community as well as other communities in the multi-ethnic populations of Los Angeles County, Orange County, San Bernardino County, San Diego County, the San Francisco Bay area, and the Silicon Valley area in Santa Clara County. The Bank's full-service offices are located in business areas where many of the businesses are run by immigrants and other minority groups. The Bank's client base reflects the multi-ethnic composition of these communities. The Bank is a California state-chartered financial institution insured by the FDIC. As of December 31, 2010, the Bank maintained a branch network of 27 full-service branch offices in California and one loan production office in Washington.

Our other subsidiaries, Chun-Ha Insurance Services, Inc. ("Chun-Ha") and All World Insurance Services, Inc. ("All World"), were acquired in January 2007. Founded in 1989, Chun-Ha and All World are insurance agencies

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

that offer a complete line of insurance products, including life, commercial, automobile, health, and property and casualty.

Basis of Presentation

The accounting and reporting policies of Hanmi Financial and subsidiaries conform, in all material respects, to U.S. generally accepted accounting principles ("GAAP") and general practices within the banking industry. A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification™ ("ASC") became effective on July 1, 2009. At that date, the ASC became FASB's officially recognized source of authoritative GAAP applicable to all public and non-public non-governmental entities, superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related literature. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. The switch to the ASC affects the way companies refer to GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Principles of Consolidation

The consolidated financial statements include the accounts of Hanmi Financial and our wholly owned subsidiaries, the Bank, Chun-Ha and All World. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas where estimates are made consist of the allowance for loan losses, other-than-temporary impairment, investment securities valuations and income taxes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications were made to the prior year's presentation to conform to the current year's presentation.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Risks and Uncertainties

FASB ASC 275, *"Risks and Uncertainties,"* requires reporting entities to disclose information about the nature of their operations and vulnerabilities due to certain concentrations. Based on our industry and current capital situation, our primary risks and uncertainties consist of capital, credit and liquidity risk.

Our operations and regulatory capital needs require us to enhance our capital in the near term and may require us to raise additional capital in the future. Our ability to raise additional capital will depend on conditions in the capital markets at the time, which are outside of our control and our financial performance. For further disclosure on our capital position, see *"Note 1 – Regulatory Matters and Going Concern Consideration."*

A significant source of credit risk arises from the possibility that we could sustain losses to borrowers, guarantors, and related parties due to the failure of our customers to perform in accordance with the terms of their loans. Such failure could have an adverse impact on our financial performance as it could lead to additional provisions in our allowance for loan losses. For further disclosure on our credit risk and credit quality indicators, see *"Note 5 – Loans."* Liquidity risk could impair our ability to fund operations and jeopardize our financial condition. Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a material adverse effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. For further disclosure on our liquidity position and our available sources of liquidity, see *"Note 20 – Liquidity."*

Cash and Cash Equivalents

Cash and cash equivalents include cash, due from banks and overnight federal funds sold, all of which have original or purchased maturities of less than 90 days.

Securities

Securities are classified into three categories and accounted for as follows:

1. Securities that we have the positive intent and ability to hold to maturity are classified as "held-to-maturity" and reported at amortized cost;

2. Securities that are bought and held principally for the purpose of selling them in the near future are classified as "trading securities" and reported at fair value. Unrealized gains and losses are recognized in earnings; and

3. Securities not classified as held-to-maturity or trading securities are classified as "available for sale" and reported at fair value. Unrealized gains and losses are reported as a separate component of stockholders' equity as accumulated other comprehensive income, net of income taxes.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Accreted discounts and amortized premiums on investment securities are included in interest income using the effective interest method over the remaining period to the call date or contractual maturity and, in the case of mortgage-backed securities and securities with call features, adjusted for anticipated prepayments. Unrealized and realized gains or losses related to holding or selling of securities are calculated using the specific-identification method.

We are obligated to assess, at each reporting date, whether there is an other-than-temporary impairment to our investment securities. Such impairment must be recognized in current earnings rather than in other comprehensive income. The determination of other-than-temporary impairment is a subjective process, requiring the use of judgments and assumptions. We examine all individual securities that are in an unrealized loss position at each reporting date for other-than-temporary impairment. Specific investment-related factors we examine to assess impairment include the nature of the investment, severity and duration of the loss, the probability that we will be unable to collect all amounts due, an analysis of the issuers of the securities and whether there has been any cause for default on the securities and any change in the rating of the securities by the various rating agencies. Additionally, we evaluate whether the creditworthiness of the issuer calls the realization of contractual cash flows into question. Our impairment assessment also takes into consideration factor that we do not intend to sell the security and it is more likely than not it will be required to sell the security prior to recovery of its amortized cost basis of the security. If the decline in fair value is judged to be other than temporary, the security is written down to fair value which becomes the new cost basis and an impairment loss is recognized.

For debt securities, the classification of other-than-temporary impairment depends on whether we intend to sell the security or if it is more likely than not we will be required to sell the security before recovery of its costs basis, and on the nature of the impairment. If we intend to sell a security or if it is more likely than not we will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income net of tax. A credit loss is the difference between the cost basis of the security and the present value of cash flows expected to be collected, discounted at the security's effective interest rate at the date of acquisition. The cost basis of an other-than-temporarily impaired security is written down by the amount of impairment recognized in earnings. The new cost basis is not adjusted for subsequent recoveries in fair value. Management does not believe that there are any investment securities, other than those identified in the current and previous periods, that are deemed other-than-temporarily impaired as of December 31, 2010.

We also have a minority investment of less than five percent in a publicly traded company, Pacific International Bancorp ("PIB"). As of December 31, 2010, the investment was carried at fair value and included in securities available for sale on the Consolidated Balance Sheets. As of December 31, 2010 and 2009, its

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

carrying value was $774,000 and $794,000, respectively. We monitor the investment for impairment and make appropriate reductions in carrying value when necessary.

Loans Receivable

We originate loans for investment, with such designation made at the time of origination. Loans receivable that we have the intent and ability to hold for the foreseeable future, or until maturity, are stated at their outstanding principal, reduced by an allowance for loan losses and net of deferred loan fees or costs on originated loans and unamortized premiums or discounts on purchased loans. Non-refundable fees and direct costs associated with the origination or purchase of loans are deferred and netted against outstanding loan balances. The deferred net loan fees and costs are recognized in interest income as an adjustment to yield over the loan term using the effective interest method. Discounts or premiums on purchased loans are accreted or amortized to interest income using the effective interest method over the remaining period to contractual maturity adjusted for anticipated prepayments.

Interest on loans is credited to income as earned and is accrued only if deemed collectible. Direct loan origination costs are offset by loan origination fees with the net amount deferred and recognized over the contractual lives of the loans in interest income as a yield adjustment using the effective interest method. Discounts or premiums associated with purchased loans are accreted or amortized to interest income using the interest method over the contractual lives of the loans, adjusted for prepayments. Accretion of discounts and deferred loan fees is discontinued when loans are placed on non-accrual status.

Loans are placed on non-accrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. Generally, the accrual of interest is discontinued when principal or interest payments become more than 90 days past due. However, in certain instances, we may place a particular loan on non-accrual status earlier, depending upon the individual circumstances surrounding the loan's delinquency. When an asset is placed on non-accrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash are applied as principal reductions when received, except when the ultimate collectibility of principal is probable, in which case interest payments are credited to income. Non-accrual assets may be restored to accrual status when principal and interest become current and full repayment is expected. Interest income is recognized on the accrual basis for impaired loans not meeting the criteria for non-accrual.

Loans Held for Sale

Loans originated and intended for sale in the secondary market, primarily Small Business Administration ("SBA") loans, are carried at the lower of aggregate cost or market value. Origination fees on loans held for sale, net of certain costs of processing and closing the loans, are deferred until the time of sale and are included in the computation of the gain or loss from the sale of the related loans. A valuation allowance is

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

established if the market value of such loans is lower than their cost and net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

Allowance for Loan Losses

Management believes the allowance for loan losses is adequate to provide for probable losses inherent in the loan portfolio. However, the allowance is an estimate that is inherently uncertain and depends on the outcome of future events. Management's estimates are based on previous loan loss experience; volume, growth and composition of the loan portfolio; the value of collateral; and current economic conditions. Our lending is concentrated in commercial, consumer, construction and real estate loans in the greater Los Angeles/Orange County area. Although management believes the level of the allowance is adequate to absorb probable losses inherent in the loan portfolio, a decline in the local economy may result in increasing losses that cannot reasonably be predicted at this date.

Provisions to the allowance for loan losses are made quarterly to recognize probable loan losses. The quarterly provision is based on the allowance need, which is determined through analysis involving quantitative calculations based on historic loss rates for general reserves and individual impairment calculations for specific allocations to impaired loans as well as qualitative adjustments.

To determine general reserve requirements, existing loans are divided into 10 general loan pools of risk-rated loans (Commercial Real Estate, Construction, Commercial Term – Unsecured, Commercial Term – T/D Secured, Commercial Line of Credit, SBA, International, Consumer Installment, Consumer Line of Credit, and Miscellaneous loans) as well as 3 homogenous loan pools (Residential Mortgage, Auto, and Credit Card). For risk-rated loans, migration analysis allocates historical losses by loan pool and risk grade (pass, special mention, substandard, and doubtful) to determine risk factors for potential loss inherent in the current outstanding loan portfolio.

During the first quarter of 2010, to enhance reserve calculations to better reflect the Bank's current loss profile, the two loan pools of commercial real estate and commercial term – T/D secured were subdivided according to the 21 collateral codes used by the Bank to identify commercial property types (Apartment, Auto, Car Wash, Casino, Church, Condominium, Gas Station, Golf Course, Industrial, Land, Manufacturing, Medical, Mixed Used, Motel, Office, Retail, School, Supermarket, Warehouse, Wholesale, and Others). This further segregation allows the Bank to more specifically allocate reserves within the commercial real estate portfolio according to risks defined by historic loss as well as current loan concentrations of the different collateral types.

For purposes of determining the allowance for credit losses, the loan portfolio is subdivided into three portfolio segments: Real Estate, Commercial and Industrial, and Consumer. The portfolio segment of Real Estate contains the allowance loan pools of Commercial Real Estate, Construction, and Residential Mortgage. The portfolio segment of Commercial and Industrial contains the loan pools of Commercial Term – Unsecured,

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Commercial Term – T/D Secured, Commercial Line of Credit, SBA, International, and Miscellaneous. Lastly, the portfolio segment of Consumer contains the loan pools of Consumer Installment, Consumer Line of Credit, Auto, and Credit Card.

Real Estate loans, which are mostly dependent on rental income from non-owner occupied or investor properties, have been subject to increased losses. Prior to 2009, no historic losses were recorded for loans secured by commercial real estate. However, given the decrease in sales and increase in vacancies due to the current slowed economy, losses in loans secured by office and retail properties have been significant. Loans secured by vacant land have also had significant losses as valuations have decreased and further development has been limited. Similarly, Construction loans have been subject to losses due to unforeseen difficulties in completion of projects. As such, allocations to general reserves for those loan pools have been higher than that of loan pools with lower risk. Residential Mortgage loans constitute a limited concentration within the Bank's entire loan portfolio, and losses as well as supplementary reserves have been minimal.

Commercial and Industrial loans, which are largely subject to changes in business cash flow, have had the most historic losses within the Bank's entire loan portfolio. The largest loan pool within the C & I sector is Commercial Term – T/D Secured, which are mostly loans secured by owner-occupied business properties. Loans secured by car washes, gas stations, golf courses, and motels have had the most significant losses, as the hospitality and recreation industries have been negatively affected by the current economy. As such, allocations to general reserve for those loan pools have been increased. Also, Commercial Term – Unsecured and SBA loans have had considerable losses and additional general reserves as decreased business cash flow due to the economic recession has jeopardized borrowers' repayment abilities.

Consumer loans constitute a limited concentration within the Bank's loan portfolio and are mostly evaluated in bulk for general reserve requirements due to the relatively small volume per loan.

Non-performing assets consist of loans on non-accrual status, loans 90 days or more past due and still accruing interest, loans restructured where the terms of repayment have been renegotiated resulting in a reduction or deferral of interest or principal, and other real estate owned ("OREO"). Loans are generally placed on non-accrual status when they become 90 days past due unless management believes the loan is adequately collateralized and in the process of collection. Additionally, the Bank may place loans that are not 90 days past due on non-accrual status, if management reasonably believes the borrower will not be able to comply with the contractual loan repayment terms and collection of principal or interest is in question.

When loans are placed on non-accrual status, accrued but unpaid interest is reversed against the current year's income, and interest income on non-accrual loans is recorded on a cash basis. The Bank may treat payments as interest income or return of principal depending upon management's opinion of the ultimate risk of loss on the individual loan. Cash payments are treated as interest income where management believes the remaining principal balance is fully collectible.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan losses are charged, and recoveries are credited, to the allowance account. Additions to the allowance account are charged to the provision for credit losses. The allowance for loan losses is maintained at a level considered adequate by management to absorb probable losses in the loan portfolio. The adequacy of the allowance is determined by management based upon an evaluation and review of the loan portfolio, consideration of historical loan loss experience, current economic conditions, changes in the composition of the loan portfolio, analysis of collateral values and other pertinent factors.

Loans are measured for impairment when it is probable that not all amounts, including principal and interest, will be collected in accordance with the contractual terms of the loan agreement. The amount of impairment and any subsequent changes are recorded through the provision for credit losses as an adjustment to the allowance for loan losses. Accounting standards require that an impaired loan be measured based on:

1. the present value of the expected future cash flows, discounted at the loan's effective interest rate; or

2. the loan's observable fair value; or

3. the fair value of the collateral, if the loan is collateral-dependent.

The Bank follows the *"Interagency Policy Statement on the Allowance for Loan and Lease Losses"* and analyzes the allowance for loan losses on a quarterly basis. In addition, as an integral part of the quarterly credit review process of the Bank, the allowance for loan losses and allowance for off-balance sheet items are reviewed for adequacy. The DFI and/or the Board of Governors of the Federal Reserve System require the Bank to recognize additions to the allowance for loan losses based upon their assessment of the information available to them at the time of their examinations.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line method over the estimated useful lives of the various classes of assets. The ranges of useful lives for the principal classes of assets are as follows:

Buildings and Improvements	10 to 30 years
Furniture and Equipment	3 to 7 Years
Leasehold Improvements	Term of Lease or Useful Life, Whichever is Shorter
Software	3 Years

Impairment of Long-Lived Assets

We account for long-lived assets in accordance with the provisions of FASB ASC 360, *"Property, Plant and Equipment."* This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Other Real Estate Owned

Assets acquired through loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. If fair value declines subsequent to foreclosure, a valuation impairment is recorded through expense. Operating costs after acquisition are expensed.

Servicing Assets

Servicing assets are recorded at the lower of amortized cost or fair value in accordance with the provisions of FASB ASC 860, "*Transfers and Servicing*." The fair values of servicing assets represent either the price paid if purchased, or the allocated carrying amounts based on relative values when retained in a sale. Servicing assets are amortized in proportion to, and over the period of, estimated net servicing income. The fair value of servicing assets is determined based on the present value of estimated net future cash flows related to contractually specified servicing fees.

Upon sales of such loans, we receive a fee for servicing the loans. The servicing asset is recorded based on the present value of the contractually specified servicing fee, net of adequate compensation, for the estimated life of the loan, using a discount rate and a constant prepayment rate. The servicing asset is amortized in proportion to and over the period of estimated servicing income. Management periodically evaluates the servicing asset for impairment. Impairment, if it occurs, is recognized in a valuation allowance in the period of impairment.

Interest-only strips are recorded based on the present value of the excess of total servicing fee over the contractually specified servicing fee for the estimated life of the loan, calculated using the same assumptions as noted above. Such interest-only strips are accounted for at their estimated fair value, with unrealized gains or losses recorded as adjustments to accumulated other comprehensive income (loss).

Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired. In accordance with FASB ASC 350, *"Intangibles-Goodwill and Other,"* goodwill must be recorded at the reporting unit level. Reporting units are defined as an operating segment. We have identified one reporting unit – our banking operations. FASB ASC 350 prohibits the amortization of goodwill, but requires that it be tested for impairment at least annually (at any time during the year, but at the same time each year), or more frequently if events or

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

circumstances change, such as adverse changes in the business climate, that would more likely than not reduce the reporting unit's fair value below its carrying amount.

The impairment test is performed in two phases. The first step involves comparing the fair value of the reporting unit with its carrying amount, including goodwill. The fair value of the reporting unit was derived based on a weighted distribution of values derived from three different approaches: market approach, market capitalization approach, and income approach. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. The loss recognized cannot exceed the carrying amount of goodwill. After a goodwill impairment loss is recognized, the adjusted carrying amount of goodwill shall be its new accounting basis. Subsequent reversal of a previously recognized goodwill impairment loss is prohibited once the measurement of that loss is completed.

Other Intangible Assets

Other intangible assets consists of a core deposit intangible ("CDI") and acquired intangible assets arising from acquisitions, including non-compete agreements, trade names, carrier relationships and client/insured relationships. CDI represents the intangible value of depositor relationships resulting from deposit liabilities assumed in acquisitions. We amortize the CDI balance using an accelerated method over eight years. The acquired intangible assets were initially measured at fair value and then are amortized on the straight-line method over their estimated useful lives.

As required by FASB ASC 350, we evaluated the useful lives assigned to other intangible assets and determined that no change was necessary and amortization expense was not adjusted for the year ended December 31, 2010. As required by FASB ASC 350, other intangible assets are assessed for impairment or recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. The other intangible assets recoverability analysis is consistent with our policy for assessing impairment of long-lived assets.

Federal Home Loan Bank Stock

The Bank is a member of the Federal Home Loan Bank of San Francisco ("FHLB") and is required to own common stock in the FHLB based upon the Bank's balance of residential mortgage loans and outstanding FHLB advances. FHLB stock is carried at cost and may be sold back to the FHLB at its carrying value. FHLB stock is

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends received are reported as dividend income.

Federal Reserve Bank Stock

The Bank is a member of the Federal Reserve Bank of San Francisco ("FRB") and is required to maintain stock in the FRB based on a specified ratio relative to the Bank's capital. FRB stock is carried at cost and may be sold back to the FRB at its carrying value. FRB stock is periodically evaluated for impairment based on ultimate recovery of par value. Both cash and stock dividends received are reported as dividend income.

Derivative Instruments

We account for derivatives in accordance with the provisions of FASB ASC 815, "*Derivatives and Hedging – Overall.*" Under FASB ASC 815, all derivatives are recognized on the balance sheet at their fair values. On the date the derivative contract is entered into, we designate the derivative as a fair value hedge or a cash flow hedge. Fair value hedges include hedges of the fair value of a recognized asset, liability or a firm commitment. Cash flow hedges include hedges of the variability of cash flows to be received or paid related to a recognized asset, liability or a forecasted transaction. Changes in the fair value of derivatives designated as fair value hedges, along with the change in fair value on the hedged asset, liability or firm commitment that is attributable to the hedged risk, are recorded in current period earnings. Changes in the fair value of derivatives designated as cash flow hedges, to the extent effective as a hedge, are recorded in accumulated other comprehensive income (loss) and reclassified into earnings in the period during which the hedged item affects earnings.

We formally document all relationships between hedging instruments and hedged items. This documentation includes our risk management objective and strategy for undertaking various hedge transactions, as well as how hedge effectiveness and ineffectiveness will be measured. This process includes linking derivatives to specific assets and liabilities on the balance sheet. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, we discontinue hedge accounting prospectively.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective hedge, the derivative will continue to be carried on the balance sheet at its fair value, with changes in its fair value recognized in current period earnings. For fair value hedges, the formerly hedged asset or liability will no longer be adjusted for changes in fair value and any previously recorded adjustments to the carrying value of the hedged asset or liability will be amortized in the same manner that the hedged item affects income. For cash flow hedges, amounts previously recorded in accumulated other comprehensive

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

income (loss) will be reclassified into income as earnings are impacted by the variability in the cash flows of the hedged item.

If the hedging instrument is terminated early, the derivative is removed from the balance sheet. Accounting for the adjustments to the hedged asset or liability or adjustments to accumulated other comprehensive income (loss) are the same as described above when a derivative no longer qualifies as an effective hedge.

If the hedged asset or liability is sold or extinguished, the derivative will continue to be carried on the balance sheet at its fair value, with changes in its fair value recognized in current period earnings. The hedged item, including previously recorded mark-to-market adjustments, is derecognized immediately as a component of the gain or loss upon disposition.

Bank-Owned Life Insurance

We have purchased single premium life insurance policies ("bank-owned life insurance") on certain officers. The Bank is the beneficiary under the policy. In the event of the death of a covered officer, we will receive the specified insurance benefit from the insurance carrier. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due, if any, that are probable at settlement.

Affordable Housing Investments

The Bank has invested in limited partnerships formed to develop and operate affordable housing units for lower income tenants throughout California. The partnership interests are accounted for utilizing the equity method of accounting. The costs of the investments are being amortized on a straight-line method over the life of related tax credits. If the partnerships cease to qualify during the compliance period, the credits may be denied for any period in which the projects are not in compliance and a portion of the credits previously taken is subject to recapture with interest. Such investments are recorded in other assets in the accompanying Consolidated Balance Sheets.

Junior Subordinated Debentures

We have established three statutory business trusts that are wholly owned subsidiaries of Hanmi Financial: Hanmi Capital Trust I, Hanmi Capital Trust II and Hanmi Capital Trust III (collectively, "the Trusts"). In three separate private placement transactions, the Trusts issued variable rate capital securities representing undivided preferred beneficial interests in the assets of the Trusts. Hanmi Financial is the owner of all the beneficial interests represented by the common securities of the Trusts.

FASB ASC 810, *"Consolidation of Variable Interest Entities (Revised December 2003) – an Interpretation of ARB No. 51,"* requires that variable interest entities be consolidated by a company if that company is subject to

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

a majority of expected losses from the variable interest entity's activities, or is entitled to receive a majority of the entity's expected residual returns, or both. The Trusts are not consolidated and junior subordinated debt represents liabilities of Hanmi Financial to the Trusts.

Income Taxes

We provide for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Share-Based Compensation

We adopted FASB ASC 718, *"Compensation-Stock Compensation,"* on January 1, 2006 using the "modified prospective" method. Under this method, awards that are granted, modified or settled after December 31, 2005 are measured and accounted for in accordance with FASB ASC 718. Also under this method, expense is recognized for services attributed to the current period for unvested awards that were granted prior to January 1, 2006, based upon the fair value determined at the grant date under SFAS No. 123, *"Accounting for Stock-Based Compensation."*

FASB ASC 718 requires that cash flows resulting from the realization of excess tax benefits recognized on awards that were fully vested at the time of adoption of FASB ASC 718 be classified as a financing cash inflow and an operating cash outflow on the Consolidated Statements of Cash Flows. Before the adoption of FASB ASC 718, we presented all tax benefits realized from the exercise of stock options as an operating cash inflow.

In addition, FASB ASC 718 requires that any unearned compensation related to awards granted prior to the adoption of FASB ASC 718 be eliminated against the appropriate equity accounts. As a result, the presentation of stockholders' equity was revised to reflect the transfer of the balance previously reported in unearned compensation to additional paid-in capital.

Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing earnings (loss) available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Treasury Stock

We use the cost method of accounting for treasury stock. The cost method requires us to record the reacquisition cost of treasury stock as a deduction from stockholders' equity on the Consolidated Balance Sheets.

Recently Issued Accounting Standards

FASB ASU 2011-01, "Receivable (Topic 310), Deferral of the Effective Date of Disclosure about Troubled Debt Restructurings in Update No. 2010-20" – ASU 2011-01 temporarily delays the effective date of the disclosure about troubled debt restructurings ("TDRs") in ASU 2010-20 for public entities. The delay is intended to allow the FASB to complete its deliberations on what constitutes a TDR. The effective date of the new disclosure about TDRs for public entities and the guidance for determining what constitute a TDR will then be coordinated. This guidance is anticipated to be effective for interim an annual periods ending after June 15, 2011.

FASB ASU 2010-20, "Receivable (Topic 310), Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" – ASU 2010-20 requires new and enhanced disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses. The new and amended disclosure requirements focus on such areas as nonaccrual and past due financing receivables, allowance for credit losses related to financing receivables, impaired loans, credit quality information and modifications. The ASU requires an entity to disaggregate new and existing disclosures based on how it develops its allowance for credit losses and how it manages credit exposures. The guidance is effective for an entity's first annual period that ends on or after December 15, 2010. Adoption of ASU 2010-20 did not have a significant impact on our financial condition or results of operations.

FASB ASC 860, "Transfers and Servicing" – FASB ASC 860 amends the guidance related to the accounting for transfers and servicing of financial assets and extinguishments of liabilities. It eliminates the QSPE concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. FASB ASC 860 requires additional year-end and interim disclosures for public and nonpublic companies that are similar to the disclosures required by FASB ASC 810-10-50. FASB ASC 860 is effective as of the beginning of a company's first fiscal year that begins after November 15, 2009 (January 1, 2010 for calendar year-end companies), and for subsequent interim and annual reporting periods. FASB ASC 860's disclosure requirements must be applied to transfers that occurred before and after its effective date. FASB ASC 860 did not have a material effect on our financial condition or results of operations.

FASB ASU 2010-06, "Fair Value Measurements and Disclosures (Topic 820)" - ASU 2010-06 adds new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation, entities will be required to provide fair value measurement disclosures for each class of assets and liabilities, and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. Adoption of ASU 2010-06 did not have a significant impact on our consolidated financial statements.

NOTE 3 — FAIR VALUE MEASUREMENTS

Fair Value Measurements

FASB ASC 820, *"Fair Value Measurements and Disclosures,"* defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. It also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset.

FASB ASC 825, *"Financial Instruments,"* provides additional guidance for estimating fair value in accordance with FASB ASC 820 when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. FASB ASC 825 emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. FASB ASC 825 also requires additional disclosures relating to fair value measurement inputs and valuation techniques, as well as providing disclosures for all debt and equity investment securities by major security types rather than by major security categories that should be based on the nature and risks of the security during both interim and annual periods. FASB ASC is effective for interim and annual reporting periods ending after June 15, 2009 and does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FASB ASC 825 requires comparative disclosures only for periods ending after initial adoption. We adopted FASB ASC 825 in the second quarter of 2009. The adoption of FASB ASC 825 resulted in additional disclosures that are presented in *"Note 4 – Investment Securities."*

FASB ASU 2010-06, *"Fair Value Measurements and Disclosures (Topic 820)"* – ASU 2010-06 adds new requirements for disclosures about transfers into and out of Level 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation, entities will be required to provide fair value measurement disclosures for each class of assets and liabilities, and about inputs and valuation techniques used to measure fair value. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. The adoption of FASB ASU 2010-06 resulted in additional disclosures that are presented in *"Note 3 – Fair Value Measurements."*

NOTE 3 — FAIR VALUE MEASUREMENTS *(Continued)*

We used the following methods and significant assumptions to estimate fair value:

Investment Securities Available for Sale — The fair values of investment securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities. The fair values of investment securities are determined by reference to the average of at least two quoted market prices obtained from independent external brokers or independent external pricing service providers who have experience in valuing these securities. In obtaining such valuation information from third parties, we have evaluated the methodologies used to develop the resulting fair values. We perform a monthly analysis on the broker quotes received from third parties to ensure that the prices represent a reasonable estimate of the fair value. The procedures include, but are not limited to, initial and on-going review of third party pricing methodologies, review of pricing trends, and monitoring of trading volumes.

Level 1 investment securities include U.S. government and agency debentures and equity securities that are traded on an active exchange or by dealers or brokers in active over-the-counter markets. The fair value of these securities is determined by quoted prices on an active exchange or over-the-counter market. Level 2 investment securities primarily include mortgage-backed securities, municipal bonds, collateralized mortgage obligations, and asset-backed securities. In determining the fair value of the securities' categorized as Level 2, we obtain reports from nationally recognized broker-dealers detailing the fair value of each investment security we hold as of each reporting date. The broker-dealers use observable market information to value our fixed income securities, with the primary sources being nationally recognized pricing services. The fair value of the municipal securities is based on a proprietary model maintained by the broker-dealer. We review the market prices provided by the broker-dealer for our securities for reasonableness based on our understanding of the marketplace and we consider any credit issues related to the bonds. As we have not made any adjustments to the market quotes provided to us and they are based on observable market data, they have been categorized as Level 2 within the fair value hierarchy.

Securities classified as Level 3 investment securities are preferred stocks that are not traded in the market. As such, no observable market data for the instrument is available. This necessitates the use of significant unobservable inputs into the Company's proprietary valuation model. The fair value of the securities is determined by discounting contractual cash flows at a discount rate derived from a synthetic bond-rating method. This method relies on significant unobservable assumptions such as default spread and expected cash flows, and therefore, the Company has determined that classification of the instrument as Level 3 is appropriate.

SBA Loans Held for Sale — Loans held for sale are carried at the lower of cost or fair value. As of December 31, 2010 and 2009, we had $10.0 million and $5.0 million of loans held for sale, respectively. Management obtains quotes, bids or pricing indication sheets on all or part of these loans directly from the purchasing financial institutions. Premiums received or to be received on the quotes, bids or pricing indication

NOTE 3 — FAIR VALUE MEASUREMENTS *(Continued)*

sheets are indicative of the fact that cost is lower than fair value. At December 31, 2010 and 2009, the entire balance of loans held for sale was recorded at its cost. We record loans held for sale on a nonrecurring basis with Level 2 inputs.

Nonperforming loans held for sale — We reclassify certain nonperforming loans when the decision to sell those loans is made. The fair value of nonperforming loans held for sale is generally based upon the quotes, bids or sales contract price which approximate the fair value. Nonperforming loans held for sale are recorded at estimated fair value less anticipated liquidation cost. As of December 31, 2010, we had $26.6 million of nonperforming loans held for sale. We measure nonperforming loans held for sale at fair value on a nonrecurring basis with Level 3 inputs

Impaired Loans — FASB ASC 820 applies to loans measured for impairment using the practical expedients permitted by FASB ASC 310, *"Receivables,"* including impaired loans measured at an observable market price (if available), or at the fair value of the loan's collateral (if the loan is collateral dependent). Fair value of the loan's collateral, when the loan is dependent on collateral, is determined by appraisals or independent valuation, which is then adjusted for the cost related to liquidation of the collateral. These loans are classified as Level 3 and subject to non-recurring fair value adjustments.

Other Real Estate Owned — Other real estate owned is measured at fair value less selling costs. Fair value was determined based on third-party appraisals of fair value in an orderly sale. Selling costs were based on standard market factors. We classify other real estate owned as Level 3 and subject to non-recurring fair value adjustments.

Servicing Assets and Servicing Liabilities — The fair values of servicing assets and servicing liabilities are based on a valuation model that calculates the present value of estimated net future cash flows related to contractually specified servicing fees. The valuation model incorporates assumptions that market participants would use in estimating future cash flows. We are able to compare the valuation model inputs and results to widely available published industry data for reasonableness. Fair value measurements of servicing assets and servicing liabilities use significant unobservable inputs. As such, we classify them as Level 3.

Other Intangible Assets — Other intangible assets consists of a core deposit intangible and acquired intangible assets arising from acquisitions, including non-compete agreements, trade names, carrier relationships and client/insured relationships. The valuation of other intangible assets is based on information and assumptions available to us at the time of acquisition, using income and market approaches to determine fair value. We test our other intangible assets annually for impairment, or when indications of potential impairment exist. Fair value measurements of other intangible assets use significant unobservable inputs. As such, we classify them as Level 3 and subject to non-recurring fair value adjustments.

Stock Warrants — The fair value of stock warrants was determined by the Black-Scholes option pricing model. The expected stock volatility is based on historical volatility of our common stock over the expected

NOTE 3 — FAIR VALUE MEASUREMENTS *(Continued)*

term of the warrants. The expected life assumption is based on the contract term. The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. The risk free rate used for the warrant is equal to the zero coupon rate in effect at the time of the grant. As such, we classify them as Level 3 and subject to recurring fair value adjustments.

FASB ASC 320, *"Investments – Debt and Equity Securities,"* amended current other-than-temporary impairment ("OTTI") guidance in GAAP for debt securities by requiring a write-down when fair value is below amortized cost in circumstances where: (1) an entity has the intent to sell a security; (2) it is more likely than not that an entity will be required to sell the security before recovery of its amortized cost basis; or (3) an entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell a security or if it is more likely than not the entity will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to the entire difference between the security's amortized cost basis and its fair value. If an entity does not intend to sell the security or it is not more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income. FASB ASC 320 did not amend existing recognition and measurement guidance related to OTTI write-downs of equity securities. FASB ASC 320 also extended disclosure requirements about debt and equity securities to interim reporting periods. FASB ASC 320 does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, FASB ASC 320 requires comparative disclosures only for periods ending after initial adoption. We adopted FASB ASC 320 in the second quarter of 2009 and it had no impact on our financial condition or results of operations.

Fair Value Measurement

FASB ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 also establishes a three-level fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are defined as follows:

- Level 1 — Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
- Level 2 — Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.
- Level 3 — Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Fair value is used on a recurring basis for certain assets and liabilities in which fair value is the primary basis of accounting. Additionally, fair value is used on a non-recurring basis to evaluate assets or liabilities for impairment or for disclosure purposes in accordance with ASC 825, Financial Instruments.

NOTE 3 — FAIR VALUE MEASUREMENTS *(Continued)*

We record investment securities available for sale at fair value on a recurring basis. Certain other assets such as loans held for sale, mortgage servicing assets, impaired loans, other real estate owned, other intangible assets are recorded at fair value on a non-recurring basis. Non-recurring fair value measurements typically involve assets that are periodically evaluated for impairment and for which any impairment is recorded in the period in which the re-measurement is performed.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

There were no transfers of assets between Level 1 and Level 2 of the fair value hierarchy for the year ended December 31, 2010. There was a transfer of assets into Level 1 out of Level 3 of the fair value hierarchy for the year ended December 31, 2010. The transfer was due to a conversion of preferred shares of the issuer to common shares that were traded on the OTC Bulletin Board. The preferred shares were converted into common shares upon the approval of the company's shareholders which occurred on October 6, 2010. We recognize transfers of assets between levels at the end of each respective quarterly reporting period.

As of December 31, 2010, assets and liabilities measured at fair value on a recurring basis are as follows:

	Level 1	*Level 2*	*Level 3*	
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs With No Active Market With Identical Characteristics	Significant Unobservable Inputs	Balance as of December 31, 2010
		(In Thousands)		
ASSETS:				
Debt Securities Available for Sale:				
Residential Mortgage-Backed Securities	$ —	$109,842	$ —	$109,842
U.S. Government Agency Securities	113,334	—	—	113,334
Collateralized Mortgage Obligations	—	137,193	—	137,193
Municipal Bonds	—	21,028	—	21,028
Asset-Backed Securities	—	7,384	—	7,384
Corporate Bonds	—	20,205	—	20,205
Other Securities	—	3,259	—	3,259
Total Debt Securities Available for Sale	$113.334	$298,911	$ —	$412,245
Equity Securities Available for Sale:				
Financial Services Industry	$ 873	—	—	$ 873
Total Equity Securities Available for Sale	$ 873	$ —	$ —	$ 873
Total Securities Available for Sale	$114,207	$298,911	$ —	$413,118
LIABILITIES:				
Stock Warrants	$ —	$ —	$1,600	$ 1,600

NOTE 3 — FAIR VALUE MEASUREMENTS *(Continued)*

The table below presents a reconciliation and income statement classification of gains and losses for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)					
	Beginning Balance as of January 1, 2010	Purchases, Issuances and Settlements	Realized and Unrealized Gains or Losses in Earnings	Realized and Unrealized Gains or Losses in Other Comprehensive Income	Transfers In and/or Out of Level 3	Ending Balance as of December 31, 2010
	(In Thousands)					
LIABILITIES:						
Stock Warrants	$ —	$ (1,962)	$ 362	$ —	$ —	$ (1,600)

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

As of December 31, 2010, assets and liabilities measured at fair value on a non-recurring basis are as follows:

	Level 1	Level 2	Level 3	
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs With No Active Market With Identical Characteristics	Significant Unobservable Inputs	Losses During the Year Ended December 31, 2010
	(In Thousands)			
ASSETS:				
Nonperforming Loans Held for Sale	$ —	$ —	$ 26,591 (1)	$ 24,397
Impaired Loans	$ —	$ —	$ 162,593 (2)	$ 45,243
Other Real Estate Owned	$ —	$ —	$ 4,089 (3)	$ 4,484

(1) *Includes commercial property loans of $2.3 million, construction loans of $1.4 million, commercial term loan of $14.9 million, and SBA loans of $8.0 million.*

(2) *Includes real estate loans of $64.6 million, commercial and industrial loans of $97.3 million, and consumer loans of $704,000 .*

(3) *Includes properties from the foreclosure of real estate loans of $1.1 million and commercial and industrial loans of $3.0 million.*

FASB ASC 825 requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis. The methodologies for estimating the fair value of financial assets and financial liabilities that are measured at fair value on a recurring basis or non-recurring basis are discussed above.

The estimated fair value of financial instruments has been determined by using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data in order to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

NOTE 3 — FAIR VALUE MEASUREMENTS *(Continued)*

The estimated fair values of financial instruments were as follows:

	December 31, 2010		December 31, 2009	
	Carrying or Contract Amount	Estimated Fair Value	Carrying or Contract Amount	Estimated Fair Value
	(In Thousands)			
FINANCIAL ASSETS:				
Cash and Cash Equivalents	$ 249,720	$ 249,720	$ 154,110	$ 154,110
Investment Securities Held to Maturity	845	847	869	871
Investment Securities Available for Sale	413,118	413,118	132,420	132,420
Loans Receivable, Net of Allowance for Loan Losses	2,121,067	2,061,988	2,674,064	2,573,080
Accrued Interest Receivable	8,048	8,048	9,492	9,492
Investment in Federal Home Loan Bank Stock	27,282	27,282	30,697	30,697
Investment in Federal Reserve Bank Stock	7,449	7,449	7,878	7,878
FINANCIAL LIABILITIES:				
Noninterest-Bearing Deposits	546,815	546,815	556,306	556,306
Interest-Bearing Deposits	1,919,906	1,927,314	2,193,022	2,197,866
Borrowings	237,626	233,077	236,453	237,354
Accrued Interest Payable	15,966	15,966	12,606	12,606
OFF-BALANCE SHEET ITEMS:				
Commitments to Extend Credit	178,424	130	262,821	177
Standby Letters of Credit	15,226	50	17,225	37

The methods and assumptions used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value are explained below:

Cash and Cash Equivalents – The carrying amounts approximate fair value due to the short-term nature of these instruments.

Investment Securities – The fair value of securities was generally obtained from market bids for similar or identical securities or obtained from independent securities brokers or dealers.

Loans Receivable, Net of Allowance for Loan Losses – Fair values were estimated for loans based on the discounted cash flow approach. The discount rate was derived from the associated yield curve plus spreads, and reflects the offering rates offered by the Bank for loans with similar financial characteristics. Yield curves are constructed by product type using the Bank's loan pricing model for like-quality credits. The discount rates used in the Bank's model represent the rates the Bank would offer to current borrowers for like-quality credits. These rates could be different from what other financial institutions could offer for these loans. No adjustments have been made for changes in credit within the loan portfolio. It is our opinion that the allowance for loan losses relating to performing and nonperforming loans results in a fair valuation of such loans. Additionally, the fair value of our loans may differ significantly from the values that would have been used had a ready market existed for such loans and may differ materially from the values that we may ultimately realize.

NOTE 3 — FAIR VALUE MEASUREMENTS *(Continued)*

Accrued Interest Receivable — The carrying amount of accrued interest receivable approximates its fair value.

Investment in Federal Home Loan Bank and Federal Reserve Bank Stock — The carrying amounts approximate fair value as the stock may be resold to the issuer at carrying value.

Noninterest-Bearing Deposits — The fair value of non-maturity deposits was the amount payable on demand at the reporting date. Non-maturity deposits include noninterest-bearing demand deposits, savings accounts and money market checking.

Interest-Bearing Deposits — The fair value of interest-bearing deposits, such as certificates of deposit, was estimated based on discounted cash flows. The discount rate used was based on interest rates currently being offered by the Bank on comparable deposits as to amount and term.

Borrowings — Borrowings consist of FHLB advances, junior subordinated debentures and other borrowings. Discounted cash flows have been used to value borrowings.

Accrued Interest Payable — The carrying amount of accrued interest payable approximates its fair value.

Stock Warrants — The fair value of stock warrants was determined by the Black-Scholes option pricing model. The expected stock volatility is based on historical volatility of our common stock over the expected term of the warrants. The expected life assumption is based on the contract term. The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. The risk free rate used for the warrant is equal to the zero coupon rate in effect at the time of the grant.

Commitments to Extend Credit and Standby Letters of Credit — The fair values of commitments to extend credit and standby letters of credit are based upon the difference between the current value of similar loans and the price at which the Bank has committed to make the loans.

NOTE 4 — INVESTMENT SECURITIES

The following is a summary of investment securities held to maturity:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
		(In Thousands)		
December 31, 2010:				
Municipal Bonds	$ 696	$ —	$ —	$ 696
Mortgage-Backed Securities [1]	149	2	—	151
	$ 845	**$ 2**	**$ —**	**$ 847**
December 31, 2009:				
Municipal Bonds	$ 696	$ —	$ —	$ 696
Mortgage-Backed Securities [1]	173	2	—	175
	$ 869	**$ 2**	**$ —**	**$ 871**

(1) *Collateralized by residential mortgages and guaranteed by U.S. government sponsored entities.*

NOTE 4 — INVESTMENT SECURITIES *(Continued)*

The following is a summary of investment securities available for sale:

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Estimated Fair Value
		(In Thousands)		
December 31, 2010:				
Mortgage-Backed Securities [1]	$ 108,436	$ 2,137	$ 731	$ 109,842
Collateralized Mortgage Obligations [1]	139,053	470	2,330	137,193
U.S. Government Agency Securities	114,066	98	830	113,334
Municipal Bonds	22,420	48	1,440	21,028
Corporate Bonds	20,449	13	257	20,205
Asset-Backed Securities	7,115	269	—	7,384
Other Securities	3,305	—	46	3,259
Equity Securities	647	226	—	873
	$ 415,491	**$ 3,261**	**$ 5,634**	**$ 413,118**
December 31, 2009:				
Mortgage-Backed Securities [1]	$ 65,218	$ 1,258	$ 144	$ 66,332
U.S. Government Agency Securities	33,325	—	562	32,763
Collateralized Mortgage Obligations [1]	12,520	269	—	12,789
Asset-Backed Securities	8,127	61	—	8,188
Municipal Bonds	7,369	82	92	7,359
Other Securities	3,925	332	62	4,195
Equity Securities	511	283	—	794
	$ 130,995	**$ 2,285**	**$ 860**	**$ 132,420**

(1) Collateralized by residential mortgages and guaranteed by U.S. government sponsored entities.

NOTE 4 — INVESTMENT SECURITIES *(Continued)*

The amortized cost and estimated fair value of investment securities at December 31, 2010, by contractual maturity, are shown below. Although mortgage-backed securities and collateralized mortgage obligations have contractual maturities through 2039, expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available for Sale		Held to Maturity	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In Thousands)			
Within One Year	$ —	$ —	$ —	$ —
Over One Year Through Five Years	114,447	113,525	696	696
Over Five Years Through Ten Years	31,074	31,025	—	—
Over Ten Years	21,834	20,660	—	—
Mortgage-Backed Securities	108,436	109,842	149	151
Collateralized Mortgage Obligations	139,053	137,193	—	—
Equity Securities	647	873	—	—
	$ 415,491	**$ 413,118**	**$ 845**	**$ 847**

In accordance with FASB ASC 320, *"Investments — Debt and Equity Securities,"* amended current other-than-temporary impairment ("OTTI") guidance, we periodically evaluate our investments for OTTI. As of December 31, 2010, we recorded $790,000 in OTTI charges in earnings on one available-for-sale security.

In 2010, we had an investment securities in mutual funds ("Special Series A Shares") with an aggregate carrying value of $925,000. During 2010, the issuer of such securities completed a comprehensive restructuring which resulted in the exchange of our Special Series A shares into common shares of the issuer. Based on the closing price of the share at September 30, 2010, we recorded an OTTI charge of $790,000 to write down the value of the investment securities to its fair value.

We perform periodic reviews for impairment in accordance with FASB ASC 320. Gross unrealized losses on investment securities available for sale, the estimated fair value of the related securities and the number of

NOTE 4 — INVESTMENT SECURITIES *(Continued)*

securities aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, were as follows as of December 31, 2010 and 2009:

	Holding Period								
	Less than 12 Months			12 Months or More			Total		
Investment Securities Available for Sale	Gross Unrealized Losses	Estimated Fair Value	*Number of Securities*	Gross Unrealized Losses	Estimated Fair Value	*Number of Securities*	Gross Unrealized Losses	Estimated Fair Value	Number of Securities
					(In Thousands)				
December 31, 2010:									
Mortgage-Backed Securities	$ 731	$ 62,738	16	$ –	$ –	–	$ 731	$ 62,738	16
Collateralized Mortgage Obligations	2,330	99,993	20	–	–	–	2,330	99,993	20
Municipal Bonds	1,440	16,907	11	–	–	–	1,440	16,907	11
U.S. Government Agency Securities	830	69,266	14	–	–	–	830	69,266	14
Other Securities	3	1,997	2	43	957	1	46	2,954	3
Corporate Bonds	257	17,210	5	–	–	–	257	17,210	5
	$ 5,591	$268,111	68	$ 43	$ 957	1	$ 5,634	$269,068	69
December 31, 2009:									
Mortgage-Backed Securities	$ 144	$ 14,584	3	$ –	$ –	–	$ 144	$ 14,584	3
Municipal Bonds	12	303	1	80	793	1	92	1,096	2
U.S. Government Agency Securities	562	32,764	6	–	–	–	562	32,764	6
Other Securities	24	1,976	2	38	961	1	62	2,937	3
	$ 742	$ 49,627	12	$118	$ 1,754	2	$ 860	$ 51,381	14

The impairment losses described previously are not included in the table above as the impairment losses were recorded. All individual securities that have been in a continuous unrealized loss position for 12 months or longer as of December 31, 2010 and 2009 had investment grade ratings upon purchase. The issuers of these securities have not established any cause for default on these securities and the various rating agencies have reaffirmed these securities' long-term investment grade status as of December 31, 2010. These securities have fluctuated in value since their purchase dates as market interest rates have fluctuated.

The unrealized losses on obligations of political subdivisions were caused by changes in market interest rates or the widening of market spreads subsequent to the initial purchase of these securities. Management monitors published credit ratings of these securities and no adverse ratings changes have occurred since the date of purchase of obligations of political subdivisions which are in an unrealized loss position as of December 31, 2010. Because the decline in fair value is attributable to changes in interest rates or widening

NOTE 4 — INVESTMENT SECURITIES *(Continued)*

market spreads and not credit quality, and because the Bank does not intend to sell the securities in this class and it is not likely that the Bank will be required to sell these securities before recovery of their amortized cost basis, which may include holding each security until maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired.

Of the residential mortgage-backed securities and collateralized mortgage obligations portfolio in an unrealized loss position at December 31, 2010, all of them are issued and guaranteed by U.S. government sponsored entities. The unrealized losses on residential mortgage-backed securities and collateralized mortgage obligations were caused by changes in market interest rates or the widening of market spreads subsequent to the initial purchase of these securities, and no concerns regarding the underlying credit of the issuers or the underlying collateral. It is expected that these securities will not be settled at a price less than the amortized cost of each investment. Because the decline in fair value is attributable to changes in interest rates or widening market spreads and not credit quality, and because the Bank does not intend to sell the securities in this class and it is not likely that the Bank will be required to sell these securities before recovery of their amortized cost basis, which may include holding each security until contractual maturity, the unrealized losses on these investments are not considered other-than-temporarily impaired

FASB ASC 320 requires an entity to assess whether the entity has the intent to sell the debt security or more likely than not will be required to sell the debt security before its anticipated recovery. We do not intend to sell these securities and it is not more likely than not that we will be required to sell the investments before the recovery of its amortized cost bases. Therefore, in management's opinion, all securities that have been in a continuous unrealized loss position for the past 12 months or longer as of December 31, 2010 and 2009 are not other-than-temporarily impaired, and therefore, no impairment charges as of December 31, 2010 and 2009 are warranted.

Investment securities available for sale with carrying values of $118.0 million and $91.6 million as of December 31, 2010 and 2009, respectively, were pledged to secure FHLB advances, public deposits and for other purposes as required or permitted by law.

Realized gains and losses on sales of investment securities, proceeds from sales of investment securities and the tax expense on sales of investment securities were as follows for the periods indicated:

	Year Ended December 31,		
	2010	2009	2008
		(In Thousands)	
Gross Realized Gains on Sales of Investment Securities	$ 228	$ 2,327	$ 618
Gross Realized Losses on Sales of Investment Securities	(106)	(494)	(541)
Net Realized Gains on Sales of Investment Securities	**$ 122**	**$ 1,833**	**$ 77**
Proceeds from Sales of Investment Securities	$ 31,832	$ 93,685	$ 28,501
Tax Expense on Sales of Investment Securities	$ 52	$ 771	$ 32

NOTE 4 — INVESTMENT SECURITIES *(Continued)*

There were $122,000, $1.8 million and $77,000 in net realized gains on sales of securities available for sale during the years ended December 31, 2010, 2009 and 2008, respectively. In 2010, $3.6 million ($2.1 million, net of income taxes) of net unrealized losses arose during the year and was included in comprehensive income and $205,000 ($119,000, net of income taxes) of previously net unrealized gains were realized in earnings. In 2009, $515,000 ($298,000, net of income taxes) of net unrealized gains arose during the year and was included in comprehensive income and $220,000 ($127,000, net of income taxes) of previously net unrealized gains were realized in earnings. In 2008, $281,000 ($163,000, net of income taxes) of net unrealized gains arose during the year and was included in comprehensive income and $435,000 ($252,000, net of income taxes) of previously net unrealized gains were realized in earnings.

NOTE 5 — LOANS

The Board of Directors and management review and approve the Bank's loan policy and procedures on a regular basis to reflect issues such as regulatory and organizational structure change, strategic planning revisions, concentrations of credit, planning revisions, loan delinquencies and no-performing loans, problem loans, and policy adjustments.

Real estate loans are subject to loans secured by liens or interest in real estate, to provide purchase, construction, refinance on real estate properties. Commercial and industrial loans are consisted of commercial term loans, commercial lines of credit, and SBA loans. Consumer loans are consisted of auto loans, credit cards, personal loans, and home equity lines of credit. We maintain management loan review and monitoring departments that review and monitor pass graded loans as well as problem loans to prevent further deterioration.

Concentrations of Credit: The majority of the Bank's loan portfolio consists of commercial real estate loans and commercial and industrial loans. The Bank has been diversifying and monitoring commercial real estate loan portfolio by portfolio diversification based on property types, tightening underwriting standards, and portfolio liquidity and management and has not exceeded certain specified limits set forth in the Bank's loan policy. Most of the Bank's lending activity occurs within the Southern California.

NOTE 5 — LOANS *(Continued)*

Loans Receivable

Loans receivable consisted of the following:

	December 31,	
	2010	2009
	(In Thousands)	
Real Estate Loans:		
Commercial Property	$ 729,222	$ 839,598
Construction	60,995	126,350
Residential Property	62,645	77,149
Total Real Estate Loans	852,862	1,043,097
Commercial and Industrial Loans: [1]		
Commercial Term Loans	1,118,999	1,420,034
Commercial Lines of Credit	59,056	101,159
SBA Loans	105,688	134,521
International Loans	44,167	53,488
Total Commercial and Industrial Loans	1,327,910	1,709,202
Consumer Loans	50,300	63,303
Total Gross Loans	**2,231,072**	**2,815,602**
Allowance for Loans Losses	(146,059)	(144,996)
Deferred Loan Fees	(566)	(1,552)
Loans Receivable, Net	**$ 2,084,447**	**$ 2,669,054**

(1) Commercial and industrial loans include owner-occupied property loans of $894.8 million and $1.12 billion as of December 31, 2010 and December 31, 2009, respectively.

Accrued interest on loans receivable amounted to $6.5 million and $9.3 million at December 31, 2010 and 2009, respectively. At December 31, 2010 and 2009, loans receivable totaling $1.03 billion and $1.38 billion, respectively, were pledged to secure FHLB advances and the FRB's federal discount window.

NOTE 5 — LOANS *(Continued)*

Allowance for Loan Losses and Allowance for Off-Balance Sheet Items

Activity in the allowance for loan losses and allowance for off-balance sheet items was as follows:

	As of and for the Year Ended December 31,					
	2010		2009		2008	
	Allowance for Loan Losses	Allowance for Off-Balance Sheet Items	Allowance for Loan Losses	Allowance for Off-Balance Sheet Items	Allowance for Loan Losses	Allowance for Off-Balance Sheet Items
	(In Thousands)					
Balance at Beginning of Year	$ 144,996	$ 3,876	$ 70,986	$ 4,096	$ 43,611	$ 1,765
Provision Charged to Operating Expense	122,955	(459)	196,607	(220)	73,345	2,331
Loans Charged Off	(131,823)	–	(125,380)	–	(48,152)	–
Recoveries	9,931	–	2,783	–	2,182	–
Balance at End of Year	**$ 146,059**	**$ 3,417**	**$ 144,996**	**$ 3,876**	**$ 70,986**	**$ 4,096**

NOTE 5 — LOANS *(Continued)*

The following table details the information on the allowance for credit losses by portfolio segment for the year ended December 31, 2010 and 2009.

	Real Estate	Commercial and Industrial	Consumer	Unallocated	Total
			(Dollars in Thousands)		
2010					
Allowance for Loan Losses:					
Beginning Balance	$ 30,081	$ 112,225	$ 2,690	$ —	$ 144,996
Charge-Offs	31,514	99,037	1,272	—	131,823
Recoveries on Loans Previously Charged Off	3,131	6,623	177	—	9,931
Provision	31,068	89,175	484	2,228	122,955
Ending Balance	**$ 32,766**	**$ 108,986**	**$ 2,079**	**$2,228**	**$ 146,059**
Ending Balance: Individually Evaluated for Impairment	$ 3,342	$ 25,714	$ 393	$ —	$ 29,449
Ending Balance: Collectively Evaluated for Impairment	$ 29,423	$ 83,272	$ 1,686	$ 2,228	$ 116,611
Loans Receivable:					
Ending Balance	**$ 852,861**	**$1,327,911**	**$50,300**	**$ —**	**$2,231,072**
Ending Balance: Individually Evaluated for Impairment	$ 83,788	$ 112,101	$ 934	$ —	$ 196,823
Ending Balance: Collectively Evaluated for Impairment	$ 769,073	$ 1,215,810	$ 49,366	$ —	$ 2,034,249
2009					
Allowance for Loan Losses:					
Beginning Balance	$ 10,136	$ 58,866	$ 1,584	$ 400	$ 70,986
Charge-Offs	27,262	95,768	2,350	—	125,380
Recoveries on Loans Previously Charged Off	5	2,650	128	—	2,783
Provision	47,202	146,477	3,328	(400)	196,607
Ending Balance	**$ 30,081**	**$ 112,225**	**$ 2,690**	**$ —**	**$ 144,996**
Ending Balance: Individually Evaluated for Impairment	$ 1,596	$ 21,029	$ 523	$ —	$ 23,148
Ending Balance: Collectively Evaluated for Impairment	$ 28,484	$ 91,196	$ 2,167	$ —	$ 121,847
Loans Receivable:					
Ending Balance	**$1,043,097**	**$1,709,202**	**$63,303**	**$ —**	**$2,815,602**
Ending Balance: Individually Evaluated for Impairment	$ 77,353	$ 121,788	$ 524	$ —	$ 199,665
Ending Balance: Collectively Evaluated for Impairment	$ 965,744	$ 1,587,414	$ 62,779	$ —	$ 2,615,937

Credit Quality Indicators

As part of the on-going monitoring of the credit quality of our loan portfolio, we utilize an internal loan grading system to identify credit risk and assign appropriate grade for each and every loan in our loan

NOTE 5 — LOANS *(Continued)*

portfolio on a grade of 0 to 8. Pass-grade (0 to 4) loans are reviewed for reclassification on an annual basis, while criticized (5) and classified (6 and 7) loans are reviewed semi-annually. Additional adjustments may be made daily as needed. The loan grade definitions are as follows:

Pass: pass loans are loans conforming in all respects to Bank policy and regulatory requirements, that do not exhibit any potential or defined weaknesses as defined under Special Mention, Substandard or Doubtful. This is the lowest level of the Bank's loan grading system. It incorporates all performing loans with no credit weaknesses. It includes cash and stock/security secured loans or other investment grade loans. Following are sub categories within Pass grade:

Pass 0: loans secured in full by cash or cash equivalents.

Pass 1: requires a very strong, well-structured credit relationship with an established borrower. The relationship should be supported by audited financial statements indicating cash flow, well in excess of debt service requirement, excellent liquidity, and very strong capital.

Pass 2: requires a well-structured credit that may not be as seasoned or as high quality as grade 1. Capital, liquidity, debt service capacity, and collateral coverage must all be well above average, this category includes individuals with substantial net worth centered in liquid assets and strong income.

Pass 3: loans or commitments to borrowers exhibiting a fully acceptable credit risk. These borrowers should have sound balance sheet proportions and significant cash flow coverage, although they may be somewhat more leveraged and exhibit grater fluctuations in earning and financing but generally would be considered very attractive to the Bank as a borrower. The borrower has historically demonstrated the ability to manage economic adversity. Real estate and asset-based loans which are designated this grade must have characteristics that place them well above the minimum underwriting requirements. Asset-based borrowers assigned this grade must exhibit extremely favorable leverage and cash flow characteristics and consistently demonstrate a high level of unused borrowing capacity

Pass 4: loans or commitments to borrowers exhibiting either somewhat weaker balance sheet proportions or positive, but inconsistent, cash flow coverage. These borrowers may exhibit somewhat greater credit risk, and as a result of this the Bank may have secured its exposure in an effort to mitigate the risk. If so, the collateral taken should provide an unquestionable ability to repay the indebtedness in full through liquidation, if necessary. Cash flows should be adequate to cover debt service and fixed obligations, although there may be a question about the borrower's ability to provide alternative sources of funds in emergencies. Better quality real estate and asset-based borrowers who fully comply with all underwriting standards and are performing according to projections would be assigned this grade.

Special Mention or 5: Special Mention credits are potentially weak, as the borrower is exhibiting deteriorating trends which, if not corrected, could jeopardize repayment of the debt and result in a substandard classification. Credits which have significant actual, not potential, weaknesses are considered more severely classified.

NOTE 5 — LOANS *(Continued)*

Substandard or 6: A Substandard credit has a well-defined weakness that jeopardizes the liquidation of the debt. A credit graded Substandard is not protected by the sound worth and paying capacity of the borrower, or of the value and type of collateral pledged. With a Substandard loan, there is a distinct possibility that the Bank will sustain some loss if the weaknesses or deficiencies are not corrected.

Doubtful or 7: A Doubtful credit is one that has critical weaknesses that would make the collection or liquidation of the full amount due improbable. However, there may be pending events which may work to strengthen the credit, and therefore the amount or timing of a possible loss cannot be determined at the current time.

Loss or 8: Loans classified Loss are considered uncollectible and of such little value that their continuance as bank-able assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be affected in the future. Loans classified Loss will be charged off in a timely manner.

NOTE 5 — LOANS *(Continued)*

	Pass (Grade 0-4)	Criticized (Grade 5)	Classified (Grade 6-7)	Total Loans
		(In Thousands)		
December 31, 2010:				
Real Estate Loans:				
Commercial Property				
Retail	$ 302,696	$ 18,507	$ 38,568	$ 359,771
Land	3,845	—	37,353	41,198
Other	265,957	20,804	41,493	328,254
Construction	12,958	25,897	22,139	60,994
Residential Property	59,329	—	3,315	62,644
Commercial and Industrial Loans:				
Commercial Term Loans				
Unsecured	134,709	24,620	63,739	223,068
Secured by Real Estate	617,200	107,645	171,086	895,931
Commercial Lines of Credit	40,195	8,019	10,841	59,055
SBA Loans	68,994	731	35,965	105,690
International Loans	38,447	4,693	1,027	44,167
Consumer Loans	48,027	347	1,926	50,300
Total	**$1,592,357**	**$211,263**	**$427,452**	**$2,231,072**
December 31, 2009:				
Real Estate Loans:				
Commercial Property				
Retail	$ 352,021	$ 6,105	$ 56,914	$ 415,040
Land	3,357	2,638	59,654	65,649
Other	306,881	10,484	41,545	358,910
Construction	90,348	16,696	19,305	126,349
Residential Property	72,646	—	4,503	77,149
Commercial and Industrial Loans:				
Commercial Term Loans				
Unsecured	207,544	15,240	64,261	287,045
Secured by Real Estate	846,023	67,593	219,373	1,132,989
Commercial Lines of Credit	74,821	14,593	11,744	101,158
SBA Loans	98,986	1,845	33,691	134,522
International Loans	41,680	7,404	4,404	53,488
Consumer Loans	62,830	—	473	63,303
Total	**$2,157,137**	**$142,598**	**$515,867**	**$2,815,602**

NOTE 5 — LOANS *(Continued)*

The following is an aging analysis of past due loans, disaggregated by class of loan, as of December 31, 2010 and 2009:

	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans	Accruing 90 Days or More Past Due
				(In Thousands)			
December 31, 2010:							
Real Estate Loans:							
Commercial Property							
Retail	$ –	$ –	$ 7,857	$ 7,857	$ 351,913	$ 359,770	$ –
Land	–	–	25,725	25,725	15,471	41,196	–
Other	–	–	7,212	7,212	321,043	328,255	–
Construction	10,409	–	8,477	18,886	42,108	60,994	–
Residential Property	522	–	1,240	1,762	60,883	62,645	–
Commercial and Industrial Loans:							
Commercial Term Loans							
Unsecured	2,208	2,781	6,842	11,831	211,237	223,068	–
Secured by Real Estate	5,111	3,720	10,530	19,361	876,570	895,931	–
Commercial Lines of Credit	454	–	1,745	2,199	56,857	59,056	–
SBA Loans	2,287	8,205	13,957	24,449	81,241	105,690	–
International Loans	–	–	–	–	44,167	44,167	–
Consumer Loans	596	202	865	1,663	48,637	50,300	–
Total	$21,587	$14,908	$ 84,450	$120,945	$2,110,127	$2,231,072	$ –
December 31, 2009:							
Real Estate Loans:							
Commercial Property							
Retail	$ –	$ 846	$ 16,622	$ 17,468	$ 397,572	$ 415,040	$ –
Land	–	–	8,997	8,997	56,651	65,648	–
Other	1,310	2,340	14,171	17,821	341,089	358,910	–
Construction	–	–	15,185	15,185	111,165	126,350	–
Residential Property	603	751	2,111	3,465	73,684	77,149	–
Commercial and Industrial Loans:							
Commercial Term Loans							
Unsecured	5,231	8,599	9,768	23,598	263,447	287,045	–
Secured by Real Estate	15,924	2,283	34,836	53,043	1,079,946	1,132,989	–
Commercial Lines of Credit	1,790	53	1,671	3,514	97,645	101,159	–
SBA Loans	5,066	11,611	24,396	41,073	93,448	134,521	–
International Loans	–	594	–	594	52,894	53,488	–
Consumer Loans	637	245	373	1,255	62,048	63,303	67
Total	$30,561	$27,322	$128,130	$186,013	$2,629,589	$2,815,602	$67

NOTE 5 — LOANS *(Continued)*

Impaired Loans

Loans are considered impaired specifically when, non-accrual and principal or interest payments have been contractually past due for 90 days or more, unless the loan is both well-collateralized and in the process of collection; or Troubled Debt Restructuring (TDR) loans to offer terms not typically granted by the Bank or when current information or events make it unlikely to collect in full according to the contractual terms of the loan agreements; or Substandard loans in the amount over 5% of the Bank's Tier 1 Capital; or a deterioration in the borrower's financial condition raises uncertainty as to timely collection of either principal or interest; or full payment of both interest and principal is in doubt according to the original contractual terms.

We evaluate loan impairment in accordance with applicable GAAP. Loans are considered impaired when it is probable that we will be unable to collect all amounts due according to the contractual terms of the loan agreement, including scheduled interest payments. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent, less costs to sell. If the measure of the impaired loan is less than the recorded investment in the loan, the deficiency will be charged off against the allowance for loan losses or, alternatively, a specific allocation will be established. Additionally, loans that are considered impaired are specifically excluded from the quarterly migration analysis when determining the amount of the allowance for loan losses required for the period.

The allowance for the collateral-dependent loans is calculated by the difference between the outstanding loan balance and the value of the collateral as determined by recent appraisals. The allowance for collateral-dependent loans varies from loan to loan based on the collateral coverage of the loan at the time of designation as non-performing. We continue to monitor the collateral coverage, based on recent appraisals, on these loans on a quarterly basis and adjust the allowance accordingly.

NOTE 5 — LOANS *(Continued)*

The following table provides information on impaired loans, disaggregated by class of loan, as of the dates indicated:

	Recorded Investment	Unpaid Principal Balance	With No Related Allowance Recorded	With an Allowance Recorded	Related Allowance	Average Recorded Investment
			(In thousands)			
December 31, 2010:						
Real Estate Loans:						
Commercial Property						
Retail	$ 17,606	$ 18,050	$ 6,336	$ 11,270	$ 1,543	$ 21,190
Land	35,207	35,295	5,482	29,725	1,485	40,858
Other	11,357	11,476	10,210	1,147	33	15,342
Construction	17,691	17,831	13,992	3,699	280	12,311
Residential Property	1,926	1,990	1,926	—	—	2,383
Commercial and Industrial Loans:						
Commercial Term Loans						
Unsecured	17,847	18,799	6,465	11,382	10,313	18,460
Secured by Real Estate	80,213	81,395	35,154	45,059	11,831	101,617
Commercial Lines of Credit	4,067	4,116	1,422	2,645	1,321	4,988
SBA Loans	17,715	18,544	7,112	10,603	2,122	23,213
International Loans	127	141	—	127	127	397
Consumer Loans	934	951	393	541	393	639
Total	$ 204,690	$ 208,588	$88,492	$ 116,198	$ 29,448	$ 241,398
December 31, 2009:						
Real Estate Loans:						
Commercial Property						
Retail	$ 19,233	$ 19,430	$ 17,170	$ 2,063	$ 120	$ 15,834
Land	22,960	22,978	19,889	3,071	461	10,801
Other	16,640	16,924	14,747	1,893	176	17,283
Construction	15,185	15,204	9,823	5,362	444	23,677
Residential Property	3,335	3,459	1,989	1,346	395	2,512
Commercial and Industrial Loans:						
Commercial Term Loans						
Unsecured	19,094	19,373	2,680	16,414	14,806	17,777
Secured by Real Estate	83,875	84,528	48,806	35,069	4,075	98,898
Commercial Lines of Credit	1,906	1,951	1,345	561	343	2,235
SBA Loans	20,040	20,567	10,126	9,914	1,805	17,033
International Loans	739	742	739	—	—	1,717
Consumer Loans	524	531	—	524	524	890
Total	$ 203,531	$ 205,687	$ 127,314	$ 76,217	$ 23,149	$ 208,657

For the year ended December 31, 2010 and 2009, we recognized interest income on one impaired commercial term loan secured by real estate of $402,000 and $1.0 million, respectively. Except for such loan,

NOTE 5 — LOANS *(Continued)*

no interest income was recognized on impaired loans subsequent to classification as impaired in 2010 and 2009. No interest income was recognized on impaired loans subsequent to classification as impaired in 2008.

The following is a summary of interest foregone on impaired loans for the periods indicated:

	Year Ended December 31,		
	2010	2009	2008
		(In Thousands)	
Interest Income That Would Have Been Recognized Had Impaired Loans Performed in Accordance with Their Original Terms	$ 20,848	$ 17,471	$ 7,327
Less: Interest Income Recognized on Impaired Loans (1)	(11,473)	(9,569)	(5,422)
Interest Foregone on Impaired Loans	**$ 9,375**	**$ 7,902**	**$ 1,905**

(1) *Includes interest income recognized on an accrual basis prior to classification as impaired.*

There were no commitments to lend additional funds to borrowers whose loans are included above.

Non-Accrual loans

Loans are placed on non-accrual status when, in the opinion of management, the full timely collection of principal or interest is in doubt. Generally, the accrual of interest is discontinued when principal or interest payments become more than 90 days past due, unless management believes the loan is adequately collateralized and in the process of collection. However, in certain instances, we may place a particular loan on non-accrual status earlier, depending upon the individual circumstances surrounding the loan's delinquency. When a loan is placed on non-accrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash are applied as principal reductions when received, except when the ultimate collectibility of principal is probable, in which case interest payments are credited to income. Non-accrual loans may be restored to accrual status when principal and interest become current and full repayment is expected.

NOTE 5 — LOANS *(Continued)*

The following table details non-accrual loans, disaggregated by class of loan, for the periods indicated:

	December 31, 2010	December 31, 2009
	(In Thousands)	
Real Estate Loans:		
Commercial Property		
Retail	$ 10,998	$ 19,234
Land	25,725	22,960
Other	8,953	16,734
Construction	17,691	15,185
Residential Property	1,926	3,335
Commercial and Industrial Loans:		
Commercial Term Loans		
Unsecured	17,065	24,003
Secured by Real Estate	31,053	78,673
Commercial Lines of Credit	2,798	1,906
SBA Loans	25,054	34,540
International Loans	127	739
Consumer Loans	1,047	622
Total	$ 142,437	$ 217,931

The following table details non-performing assets for the periods indicated:

	December 31, 2010	December 31, 2009
	(In Thousands)	
Non-Accrual Loans	$ 142,437	$ 217,931
Loans 90 Days or More Past Due and Still Accruing	—	67
Total Non-Performing Loans	142,437	217,998
Other Real Estate Owned	4,089	26,306
Total Non-Performing Assets	**$ 146,526**	**$ 244,304**

Loans on non-accrual status, excluding loans held for sale, totaled $142.4 million as of December 31, 2010, compared to $217.9 million as of December 31, 2009, representing a 34.6 percent decrease. Delinquent loans (defined as 30 days or more past due), excluding loans held for sale, were $120.9 million as of December 31, 2010, compared to $186.3 million as of December 31, 2009, representing a 35.1 percent decrease.

As of December 31, 2010, other real estate owned consisted of eight properties, primarily located in

NOTE 5 — LOANS *(Continued)*

California, with a combined net carrying value of $4.1 million. For the year ended December 31, 2010, fourteen properties, with a carrying value of $13.0 million, were transferred from loans receivable to other real estate owned and eighteen properties, with a carrying value of $26.1 million, were sold and a net loss of $196,000 was recognized. As of December 31, 2009, other real estate owned consisted of twelve properties with a combined net carrying value of $26.3 million.

Troubled Debt Restructured Loans

There were no commitments to lend additional funds to borrowers with loans whose terms have been modified in troubled debt restructurings. As of December 31, 2010, troubled debt restructured loans, excluding loans held for sale, totaled $72.2 million and the related allowance was $10.2 million. As of December 31, 2009, troubled debt restructured loans, excluding loans held for sale, totaled $36.7 million and the related allowance was $581,000. As of December 31, 2008, troubled debt restructured loans totaled $24.2 million and the related allowance was $714,000.

Servicing Assets

The changes in servicing assets were as follows for the periods indicated:

	December 31,	
	2010	2009
	(In Thousands)	
Balance at Beginning of Year	$ 3,842	$ 3,791
Additions	81	874
Changes in Valuation Allowance	—	—
Amortization	(1,033)	(823)
Balance at End of Year	**$ 2,890**	**$ 3,842**

At December 31, 2010 and 2009, we serviced loans sold to unaffiliated parties in the amounts of $191.1 million and $233.1 million, respectively. These represent loans that have either been sold or securitized for which the Bank continues to provide servicing. These loans are maintained off balance sheet and are not included in the loans receivable balance. All of the loans being serviced were SBA loans.

NOTE 6 — PREMISES AND EQUIPMENT

The following is a summary of the major components of premises and equipment:

	December 31, 2010	December 31, 2009
	(In Thousands)	
Land	$ 6,120	$ 6,120
Buildings and Improvements	9,115	9,035
Furniture and Equipment	15,377	14,468
Leasehold Improvements	11,238	11,240
Software	862	862
	42,712	41,725
Accumulated Depreciation and Amortization	(25,113)	(23,068)
Total Premises and Equipment, Net	**$ 17,599**	**$ 18,657**

Depreciation and amortization expense totaled $2.3 million, $2.6 million and $2.9 million for the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 7 — OTHER INTANGIBLE ASSETS

Other intangible assets were as follows:

		December 31, 2010			December 31, 2009		
	Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
				(In Thousands)			
Other Intangible Assets:							
Core Deposit Intangible	8 years	$ 13,137	$ (12,687)	$ 450	$ 13,137	$ (11,822)	$ 1,315
Trade Names	20 years	970	(194)	776	970	(146)	824
Client/Insured Relationships	10 years	770	(308)	462	770	(231)	539
Non-Compete Agreements	5 years	600	(480)	120	600	(360)	240
Carrier Relationships	15 years	580	(155)	425	580	(116)	464
Total Other Intangible Assets		**$ 16,057**	**$ (13,824)**	**$ 2,233**	**$ 16,057**	**$ (12,675)**	**$ 3,382**

The weighted-average amortization period for other intangible assets is 9.0 years. The total amortization expense for other intangible assets was $1.1 million, $1.6 million and $2.0 million during the years ended December 31, 2010, 2009 and 2008, respectively.

NOTE 7 — OTHER INTANGIBLE ASSETS *(Continued)*

Estimated future amortization expense related to other intangible assets for each of the next five years is as follows:

Year Ending December 31,	Amount *(In Thousands)*
2011	$700
2012	$198
2013	$165
2014	$164
2015	$164

As of December 31, 2010 and 2009, management is not aware of any circumstances that would indicate impairment of other intangible assets. There were no impairment charges related to other intangible asset recorded through earnings in 2010 or 2009.

NOTE 8 — DEPOSITS

At December 31, 2010, the scheduled maturities of time deposits are as follows:

Year Ending December 31,	Time Deposits of $100,000 or More	Other Time Deposits	Total
		(In Thousands)	
2011	$ 597,993	$ 211,516	$ 809,509
2012	516,747	71,711	588,458
2013	3,881	1,421	5,302
2014	—	60	60
2015	—	128	128
Thereafter	—	—	—
Total	**$ 1,118,621**	**$ 284,836**	**$ 1,403,457**

A summary of interest expense on deposits was as follows for the periods indicated:

	Year Ended December 31, 2010	2009	2008
		(In Thousands)	
Savings	$ 3,439	$ 2,328	$ 2,093
Money Market Checking and NOW Accounts	4,936	9,786	19,909
Time Deposits of $100,000 or More	19,529	34,807	43,598
Other Time Deposits	6,504	29,325	18,753
Total Interest Expense on Deposits	**$ 34,408**	**$ 76,246**	**$ 84,353**

Accrued interest payable on deposits totaled $9.1 million and $8.5 million at December 31, 2010 and

NOTE 8 — DEPOSITS *(Continued)*

2009, respectively. Total deposits reclassified to loans due to overdrafts at December 31, 2010 and 2009 were $2.6 million and $2.9 million, respectively.

On October 3, 2008, FDIC deposit insurance on most accounts was increased from $100,000 to $250,000. This increase is in place until the end of 2013. As of December 31, 2010, time deposits of more than $250,000 were $392.4 million.

NOTE 9 — FHLB ADVANCES AND OTHER BORROWINGS

FHLB advances and other borrowings consisted of the following:

	December 31, 2010	December 31, 2009
	(In Thousands)	
FHLB Advances	$ 153,650	$ 153,978
Note Issued to U.S. Treasury	1,570	1,747
Total FHLB Advances and Other Borrowings	**$ 155,220**	**$ 155,725**

FHLB advances represent collateralized obligations with the FHLB. The following is a summary of contractual maturities pertaining to FHLB advances:

Year of Maturity	December 31, 2010 Amount	December 31, 2010 Weighted-Average Interest Rate
	(Dollars in Thousands)	
2011	$ 150,000	0.76%
2012	—	—
2013	—	—
2014	3,650	5.27%
	$ 153,650	0.87%

The following is financial data pertaining to FHLB advances:

	Year Ended December 31, 2010	2009	2008
	(Dollars in Thousands)		
Weighted-Average Interest Rate at End of Year	0.87%	0.88%	1.21%
Weighted-Average Interest Rate During the Year	0.88%	1.32%	2.81%
Average Balance of FHLB Advances	$ 158,531	$ 257,529	$ 498,875
Maximum Amount Outstanding at Any Month-End	$ 153,951	$ 411,156	$ 597,472

We have pledged investment securities available for sale and loans receivable with carrying values of $111.3 million and $657.8 million, respectively, as collateral with the FHLB for this borrowing facility. The total borrowing capacity available from the collateral that has been pledged is $444.2 million, of which

NOTE 9 — FHLB ADVANCES AND OTHER BORROWINGS *(Continued)*

$290.5 million remained available as of December 31, 2010. At December 31, 2010, we had $146.3 million available for use through the Fed Discount Window, as we pledged loans with a carrying value of $376.6 million, and there were no borrowings.

At December 31, 2010, advances from the FHLB were $153.7 million, a decrease of $328,000, or 0.2 percent, from the December 31, 2009 balance of $154.0 million. FHLB advances at December 31, 2010 with a remaining maturity of less than one year were $150.0 million, and the weighted-average interest rate thereon was 0.76 percent.

For the years ended December 31, 2010, 2009 and 2008, interest expense on FHLB advances and other borrowings totaled $1.4 million, $3.4 million and $14.4 million, respectively, and the weighted-average interest rates were 0.88 percent, 1.31 percent and 2.82 percent, respectively.

NOTE 10 — JUNIOR SUBORDINATED DEBENTURES

During the first half of 2004, we issued three junior subordinated notes to finance the purchase of Pacific Union Bank. The outstanding subordinated debentures related to these offerings totaled $82.4 million at December 31, 2010 and 2009 as follows:

Description	Issuance(1)	Trust Preferred Securities Outstanding	Interest Rate as of December 31, 2009	Fixed/ Adjustable	Interest Rate Basis	Junior Subordinated Debt Owed to Trusts(2)	Final Maturity Date
Hanmi Capital Trust I	1/8/2004	$30,000	3.15%	Adjustable quarterly	3 month LIBOR + 2.90%	$30,928	1/15/2034
Hanmi Capital Trust II	3/15/2004	$30,000	3.15%	Adjustable quarterly	3 month LIBOR + 2.90%	$30,928	3/15/2034
Hanmi Capital Trust III	4/28/2004	$20,000	2.91%	Adjustable quarterly	3 month LIBOR + 2.63%	$20,619	4/30/2034

(1) *Each issue of junior subordinated debentures may be redeemed in whole or in part by us after five years from the first interest payment date.*

(2) *Junior subordinated debt includes the funding cost of $69,000*

Each of the trusts is a capital or statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds in our junior subordinated debentures. The trust preferred securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payments of the junior subordinated debentures held by the trust. The common securities of each trust are wholly-owned by us. Each trust's ability to pay amounts due on the trust preferred securities is solely dependent upon our making payment on the related junior subordinated debentures. The debentures, which are the only assets of each trust, are subordinate and junior in right of payment to all of our present and future senior indebtedness. We have fully and unconditionally guaranteed each trust's obligations under the trust securities issued by such trust to the extent not paid or made by each trust, provided that such trust has funds available for such obligations.

NOTE 10 — JUNIOR SUBORDINATED DEBENTURES *(Continued)*

Under the provisions of each issue of the junior subordinated debentures, we have the right to defer payment of interest on the debentures at any time, or from time to time, for periods not exceeding five years. If interest payments on either issue of the junior subordinated debentures are deferred, the distributions on the applicable trust preferred securities will also be deferred. However, the interest due would continue to accrue during any such interest payment deferral period.

In October 2008, we committed to the FRB that no interest payments on the junior subordinated debentures would be made without the prior written consent of the FRB. Therefore, in order to preserve its capital position, Hanmi Financial's Board of Directors has elected to defer quarterly interest payments on its outstanding junior subordinated debentures until further notice, beginning with the interest payment that was due on January 15, 2009. In addition, we are prohibited from making interest payments on our outstanding junior subordinated debentures under the terms of our recently issued regulatory enforcement actions without the prior written consent of the FRB and DFI. Accrued interest payable on junior subordinated debentures amounted to $6.9 million and $4.1 million at December 31, 2010 and December 31, 2009, respectively.

The trust preferred securities issued by the trusts are included in our Tier 1 capital for regulatory purposes, subject to quantitative and qualitative limits. Under the rules issued by FRB, restricted core capital elements (including trust preferred securities and qualifying perpetual preferred stock) can be no more than 25% of core capital, net of goodwill and associated deferred tax liability. The amount of such excess trust preferred securities are includable in Tier 2 capital.

Each of the trusts issuing the trust preferred securities holds junior subordinated debentures we issued with a 30-year maturity. The final rules provide that in the last five years before the junior subordinated debentures mature, the associated trust preferred securities will be excluded from Tier 1 capital and included in Tier 2 capital, subject (together with subordinated debt and certain other investments) to an aggregate limit of 50% of Tier 1 capital. In addition, under the regulations, the trust preferred securities during this five-year period would be amortized out of Tier 2 capital by one-fifth each year and excluded from Tier 2 capital completely during the year prior to maturity of the debentures.

For the years ended December 31, 2010, 2009 and 2008, interest expense on the junior subordinated debentures totaled $2.8 million, $3.3 million and $5.1 million, respectively, and the weighted-average interest rates were 3.41 percent, 3.97 percent and 6.14 percent, respectively.

NOTE 11 — INCOME TAXES

In June 2006, the FASB issued FASB ASC 740, *"Income Taxes."* FASB ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold and measurement attributes of income tax positions taken or expected to be taken on a tax return. Under FASB ASC 740, the impact of an uncertain tax position taken or expected to be taken on an income tax return must be recognized in the financial statements at the largest amount that is more-likely-than-not to be

NOTE 11 — INCOME TAXES *(Continued)*

sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized in the financial statements unless it is more likely than not of being sustained.

We adopted the provisions of FASB ASC 740 on January 1, 2007, and there was no material effect on the consolidated financial statements as of the date of the adoption. Because of the implementation, there was no cumulative effect related to adopting FASB ASC 740. However, certain amounts were reclassified on the Consolidated Balance Sheets in order to comply with the requirements of FASB ASC 740.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31, 2010	December 31, 2009
	(In Thousands)	
Unrecognized Tax Benefits at Beginning of Year	$1,819	$ 1,437
Gross Increases for Tax Positions of Prior Years	198	589
Gross Decreases for Tax Positions of Prior Years	–	(167)
Increases in Tax Positions for Current Year	–	80
Decrease due to FTB Audit result	(526)	–
Transfer to current state tax reserve	(336)	–
Lapse in Statute of Limitations	(200)	(120)
Unrecognized Tax Benefits at End of Year	**$ 955**	**$1,819**

The total amount of unrecognized tax benefits that would affect our effective tax rate if recognized was $955,000, $1.8 million and $1.4 million as of December 31, 2010, December 31, 2009 and January 1, 2008, respectively.

During 2010, we reversed accrued interest of $136,000 mainly due to the audit result from the Franchise Tax Board for the tax year 2005 to 2007. During 2009 and 2008, we accrued interest of $108,000 and $58,000, respectively, for uncertain tax benefits. As of December 31, 2010, 2009 and 2008, the total amount of accrued interest related to uncertain tax positions, net of federal tax benefit, was $88,000, $225,000 and $117,000, respectively. We account for interest and penalties related to uncertain tax positions as part of our provision for federal and state income taxes. Accrued interest and penalties are included within the related tax liability line on the Consolidated Balance Sheets.

Unrecognized tax benefits primarily include state exposures from California Enterprise Zone interest deductions and income tax treatment for prior business acquisition costs. We believe that it is reasonably possible that certain remaining unrecognized tax positions, each of which are individually insignificant, may be recognized by the end of 2011 because of a lapse of the statute of limitations. We anticipate an insignificant net change in the unrecognized tax benefits related to prior business acquisition costs, which will increase due to additional unrecognized tax benefits and decrease due to the lapse of the statute of limitations during 2011. We do not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next 12 months.

NOTE 11 — INCOME TAXES *(Continued)*

In April 2010, we received the Notice of Proposed Assessment from the California Franchise Tax Board for the tax year 2005 to 2007 and adjusted the unrecognized tax benefit amount accordingly. Hanmi Financial Corporation and its subsidiaries' state income tax returns are open to audit under the statute of limitations by various state tax authorities for the years ended December 31, 2006 through 2009. We are currently under audit from the Internal Revenue Service for the years ended December 31, 2007 through 2009. Management does not anticipate any material changes in our financial statements due to the result of this audit.

A summary of the provision (benefit) for income taxes was as follows:

	Year Ended December 31,		
	2010	2009	2008
		(In Thousands)	
Current Expense:			
Federal	$(3,224)	$ (56,829)	$ 7,020
State	(349)	(312)	2,879
	(3,573)	(57,141)	9,899
Deferred Expense:			
Federal	3,561	18,343	(7,590)
State	—	7,673	(3,664)
	3,561	26,016	(11,254)
Provision (Benefit) for Income Taxes	**$ (12)**	**$(31,125)**	**$(1,355)**

NOTE 11 — INCOME TAXES *(Continued)*

Deferred tax assets and liabilities were as follows:

	December 31,	
	2010	2009
	(In thousands)	
Deferred Tax Assets:		
Credit Loss Provision	$ 69,532	$ 64,254
Depreciation	1,203	1,618
Net Operating Loss Carryforward	39,994	17,758
Unrealized Loss on Securities Available for Sale, Interest-Only Strips	988	–
Tax Credit	4,059	587
State Taxes	90	–
Other	4,259	3,844
Total Deferred Tax Assets	120,125	88,061
Deferred Tax Liabilities:		
Mark to Market	(21,696)	(32,287)
Purchase Accounting	(3,747)	(4,260)
Unrealized Gain on Securities Available for Sale, Interest-Only Strips	–	(602)
State Taxes	–	(53)
Other	(2,003)	(2,017)
Total Deferred Tax Liabilities	(27,446)	(39,219)
Valuation Allowance	(92,679)	(45,234)
Net Deferred Tax Assets	**$ –**	**$ 3,608**

The tax benefit of deductible temporary differences and tax carry forwards are recorded as an asset to the extent that management assesses the utilization of such temporary differences and carry forwards to be "more likely than not." As of any period end, the amount of the deferred tax asset that is considered realizable could be reduced if estimates of future taxable income are reduced. In conducting the analysis of the recoverability of our deferred tax assets, we determined that establishing a valuation allowance of $92.7 million and recording a net deferred tax assets balance of zero was appropriate given our historical losses. The remaining net deferred tax asset of $3.6 million at December 31, 2009 represented the amount of benefit we would receive in the future based on the carryback of future taxable losses against 2008 taxable income and properly recognized in our income statement during 2010.

NOTE 11 — INCOME TAXES *(Continued)*

A reconciliation between the federal statutory income tax rate and the effective tax rate was as follows:

	Year Ended December 31,		
	2010	2009	2008
Federal Statutory Income Tax Rate	35.0%	35.0%	35.0%
State Taxes, Net of Federal Tax Benefits	(0.1)%	(3.4)%	0.5%
Tax-Exempt Municipal Securities	0.1%	0.5%	0.9%
Tax Credit – Federal	1.5%	0.7%	0.9%
Other	1.6%	0.3%	0.3%
Valuation Allowance	(38.0)%	(12.8)%	–
Impairment Loss on Goodwill	–	–	(36.3)%
Effective Tax Rate	**0.1%**	**20.3%**	**1.3%**

During 2010, we received a Federal tax refund of $50.0 million related to net operating loss carryback and at December 31, 2010, there was net current taxes receivable of $9.2 million which we can claim in the future. Net current taxes receivable at December 31, 2009 was $56.6 million.

NOTE 12 — SHARE-BASED COMPENSATION

At December 31, 2010, we had two incentive plans, the Year 2000 Stock Option Plan (the "2000 Plan") and, the 2007 Equity Compensation Plan (the "2007 Plan" and with the 2000 Plan, the "Plans"), which replaced the Year 2000 Stock Option Plan. The 2007 Plan provides for grants of non-qualified and incentive stock options, restricted stock, stock appreciation rights and performance shares to non-employee directors, officers, employees and consultants of Hanmi Financial and its subsidiaries. The 2000 plan provided for the grant of non-qualified and incentive stock options. Although no future stock options may be granted under the 2000 plan, certain employees, directors and officers of Hanmi Financial and its subsidiaries still hold options to purchase Hanmi Financial common stock under the 2000 Plan.

Under the 2007 Plan, we may grant equity incentive awards for up to 3,000,000 shares of common stock. As of December 31, 2010, 2,446,333 shares were still available for issuance under the 2007 Plan.

The table below shows the share-based compensation expense and related tax benefits for the periods indicated:

	Year Ended December 31,		
	2010	2009	2008
Share-Based Compensation Expense	$1,012	$906	$1,036
Related Tax Benefits	$ 426	$381	$ 436

NOTE 12 — SHARE-BASED COMPENSATION *(Continued)*

As of December 31, 2010, unrecognized share-based compensation expense was as follows:

	Unrecognized Expense	Average Expected Recognition Period
	(Dollars in Thousands)	
Stock Option Awards	$ 407	1.2 years
Restricted Stock Awards	219	2.8 years
Total Unrecognized Share-Based Compensation Expense	**$626**	**1.8 years**

2007 Equity Compensation Plan and 2000 Stock Option Plan

Stock Options

All stock options granted under the 2007 Plan have an exercise price equal to the fair market value of the underlying common stock on the date of grant. Stock options granted under the 2007 Plan generally vest based on 5 years of continuous service and expire 10 years from the date of grant. Certain option and share awards provide for accelerated vesting if there is a change in control (as defined in the Plan). New shares of common stock are issued or treasury shares are utilized upon the exercise of stock options.

The weighted-average estimated fair value per share of options granted under the Plans was as follows:

	Year Ended December 31,		
	2010	2009	2008
Weighted-Average Estimated Fair Value Per Share of Options Granted	$–	$0.64	$1.54

The weighted-average fair value per share of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended December 31,		
	2010	2009	2008
Weighted-Average Assumptions:			
Dividend Yield	–	0.00%	1.78%
Expected Volatility	–	51.28%	35.89%
Expected Term	–	5.0 years	3.1 years
Risk-Free Interest Rate	–	1.89%	3.04%

Expected volatility was determined based on the historical weekly volatility of our stock price over a period equal to the expected term of the options granted. The expected term of the options represents the period that options granted are expected to be outstanding based primarily on the historical exercise behavior associated with previous option grants. The risk-free interest rate was based on the U.S. Treasury yield curve at the time of grant for a period equal to the expected term of the options granted.

NOTE 12 — SHARE-BASED COMPENSATION *(Continued)*

The following information under the Plans is presented for the periods indicated:

	Year Ended December 31,		
	2010	2009	2008
	(In Thousands)		
Grant Date Fair Value of Options Granted	$ –	$173	$ 216
Fair Value of Options Vested	$538	$993	$1,249
Total Intrinsic Value of Options Exercised (1)	$ 14	$ –	$ –
Cash Received from Options Exercised	$ 22	$ –	$ –
Actual Tax Benefit Realized from Tax Deductions on Options Exercised	$ –	$ –	$ –

(1) *Intrinsic value represents the difference between the closing stock price on the exercise date and the exercise price, multiplied by the number of options.*

The following is a summary of stock option transactions under the Plans for the periods indicated:

	Year Ended December 31,					
	2010		2009		2008	
	Number of Shares	Weighted-Average Exercise Price Per Share	Number of Shares	Weighted-Average Exercise Price Per Share	Number of Shares	Weighted-Average Exercise Price Per Share
Options Outstanding at Beginning of Year	1,180,358	$ 11.78	1,323,467	$ 14.05	1,472,766	$ 15.33
Options Granted	–	$ –	270,000	$ 1.39	140,000	$ 6.28
Options Exercised	(16,000)	$ 1.35	–	$ –	–	$ –
Options Forfeited	(8,200)	$ 17.12	(154,111)	$ 11.93	(208,467)	$ 17.36
Options Expired	(89,267)	$ 11.38	(258,998)	$ 12.45	(80,832)	$ 15.33
Options Outstanding at **End of Year**	**1,066,891**	**$11.93**	**1,180,358**	**$11.78**	**1,323,467**	**$14.05**
Options Exercisable at End of Year	796,691	$ 13.94	743,958	$ 14.21	778,245	$ 13.51

NOTE 12 — SHARE-BASED COMPENSATION *(Continued)*

The following is a summary of transactions for non-vested stock options under the Plans for the periods indicated:

	Year Ended December 31,					
	2010		2009		2008	
	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Non-Vested Options Outstanding at Beginning of Year	436,400	$ 2.71	545,222	$ 4.79	855,132	$ 5.47
Options Granted	—	$ —	270,000	$ 0.64	140,000	$ 1.54
Options Vested	(158,000)	$ 3.41	(224,711)	$ 4.42	(241,443)	$ 5.17
Options Forfeited	(8,200)	$ 5.50	(154,111)	$ 3.96	(208,467)	$ 4.92
Non-Vested Options Outstanding at End of Year	**270,200**	**$2.22**	**436,400**	**$2.71**	**545,222**	**$4.79**

As of December 31, 2010, stock options outstanding under the Plans were as follows:

	Options Outstanding				Options Exercisable			
Exercise Price Range	Number of Shares	Intrinsic Value[(1)]	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life	Number of Shares	Intrinsic Value[(1)]	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life
	(Dollars in Thousands, Except Per Share Data)							
$1.35 to $4.99	219,000	$—	$ 1.37	8.3 years	31,000	$—	$ 1.38	8.3 years
$5.00 to $9.99	168,191	—	$ 6.91	4.6 years	156,191	—	$ 6.71	4.4 years
$10.00 to $14.99	265,500	—	$ 13.51	3.2 years	265,500	—	$ 13.51	3.2 years
$15.00 to $19.99	342,200	—	$ 17.90	5.4 years	272,000	—	$ 17.91	5.3 years
$20.00 to $21.63	72,000	—	$ 21.63	5.9 years	72,000	—	$ 21.63	5.9 years
	1,066,891	**$—**	**$11.93**	**5.4 years**	**796,691**	**$—**	**$13,94**	**4.6 years**

(1) Intrinsic value represents the difference between the closing stock price on the last trading day of the period, which was $1.15 as of December 31, 2010, and the exercise price, multiplied by the number of options.

Restricted Stock Awards

Restricted stock awards under the 2007 Plan become fully vested after three to five years of continued employment from the date of grant. Hanmi Financial becomes entitled to an income tax deduction in an amount equal to the taxable income reported by the holders of the restricted shares when the restrictions are released and the shares are issued. Restricted shares are forfeited if officers and employees terminate prior to the lapsing of restrictions. Forfeitures of restricted stock are treated as cancelled shares.

NOTE 12 — SHARE-BASED COMPENSATION *(Continued)*

The table below provides information for restricted stock awards under the 2007 Plan for the periods indicated:

	Year Ended December 31,					
	2010		2009		2008	
	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Restricted Stock at Beginning of Year	183,400	$ 1.87	20,200	$11.42	19,000	$ 13.48
Restricted Stock Granted	—	$ —	205,000	$ 1.41	10,000	$ 6.68
Restricted Stock Forfeited	—	$ —	(38,000)	$ 3.44	(5,000)	$ 8.21
Restricted Stock Vested	(37,800)	$ 2.19	(3,800)	$10.59	(3,800)	$ 10.59
Restricted Stock at End of Year	**145,600**	**$1.77**	**183,400**	**$ 1.87**	**20,200**	**$11.42**

NOTE 13 — STOCKHOLDERS' EQUITY

Stock Warrants

As part of the agreement with the placement agency company executed on July 27, 2010, we issued warrants to purchase two million shares of common stock for services performed. The warrants have an exercise price of $1.20 per share. According to the agreement, the warrants vested on October 14, 2010 and are exercisable until its expiration on October 14, 2015. The Company followed the guidance of FASB ASC Topic 815- 40, "*Derivatives and Hedging – Contracts in Entity's Own Stock*" ("ASC 815- 40"), which establishes a framework for determining whether certain freestanding and embedded instruments are indexed to a company's own stock for purposes of evaluation of the accounting for such instruments under existing accounting literature. Under GAAP, the issuer is required to measure the fair value of the equity instruments in the transaction as of earlier of i) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached or ii) the date at which the counterparty's performance is complete. The fair value of the warrants at the date of issuance totaling $2.0 million was recorded as a liability and a cost of equity, which was determined by the Black-Scholes option pricing model. The expected stock volatility is based on historical volatility of our common stock over the expected term of the warrants. We used a weighted average expected stock volatility of 111.46%. The expected life assumption is based on the contract term of five years. The dividend yield of zero is based on the fact that we have no present intention to pay cash dividends. The risk free rate of 2.07% used for the warrant is equal to the zero coupon rate in effect at the time of the grant.

Upon re-measuring the fair value of the stock warrants at December 31, 2010, the fair value decreased by $362,000, which we have included in other operating expenses for the year ended December 31, 2010. We used a weighted average expected stock volatility of 91.93% and an expected life assumption of five years based on the contract terms. We also used a dividend yield of zero as we have no present intention to pay

NOTE 13 — STOCKHOLDERS' EQUITY *(Continued)*

cash dividends. The risk free rate of 2.10% used for the warrant is equal to the zero coupon rate in effect at the end of the measurement period.

NOTE 14 — EARNINGS (LOSS) PER SHARE

Earnings (loss) per share ("EPS") is calculated on both a basic and a diluted basis. Basic EPS excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted from the issuance of common stock that then shared in earnings, excluding common shares in treasury. Unvested restricted stock was excluded from the calculation of weighted-average common shares for basic EPS. For diluted EPS, weighted-average common shares include the impact of restricted stock under the treasury method.

The following table is a reconciliation of the components used to derive basic and diluted EPS for the periods indicated:

	Income (Loss) (Numerator)	Weighted-Average Shares (Denominator)	Per Share Amount
	(Dollars in thousands, except per share amounts)		
Year Ended December 31, 2010:			
Basic EPS – Income Available to Common Stockholders	$ (88,009)	94,322,222	$(0.93)
Effect of Dilutive Securities – Options and Warrants	–	–	–
Diluted EPS – Income Available to Common Stockholders	$ (88,009)	94,322,222	$(0.93)
Year Ended December 31, 2009:			
Basic EPS – Income Available to Common Stockholders	$(122,277)	47,570,361	$(2.57)
Effect of Dilutive Securities – Options and Warrants	–	–	–
Diluted EPS – Income Available to Common Stockholders	$(122,277)	45,570,361	$(2.57)
Year Ended December 31, 2008:			
Basic EPS – Income Available to Common Stockholders	$(102,093)	45,872,541	$(2.23)
Effect of Dilutive Securities – Options and Warrants	–	–	–
Diluted EPS – Income Available to Common Stockholders	$(102,093)	45,872,541	$(2.23)

For the years ended December 31, 2010, 2009 and 2008, there were 3,212,491, 1,363,758 and 1,345,667 options, warrants and unvested restricted stock outstanding, respectively, that were not included in the computation of diluted EPS because of a net loss or their exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

NOTE 15 — EMPLOYEE BENEFITS

401(k) Plan

We have a Section 401(k) plan for the benefit of substantially all of our employees. We match 75 percent of participant contributions to the 401(k) plan up to 8 percent of each 401(k) plan participant's annual compensation. For the years ended December 31, 2010, 2009 and 2008, contributions to the 401(k) plan were $992,000, $1.1 million and $1.3 million, respectively.

Bank-Owned Life Insurance

In 2001 and 2004, we purchased single premium life insurance policies called bank-owned life insurance covering certain officers. The Bank is the beneficiary under the policy. In the event of the death of a covered officer, we will receive the specified insurance benefit from the insurance carrier.

Deferred Compensation Plan

Effective November 1, 2006, the Board of Directors approved the Hanmi Financial Corporation Deferred Compensation Plan ("the DCP"). The DCP is a non-qualified deferred compensation program for directors and certain key employees whereby they may defer a portion of annual compensation for payment upon retirement of the amount deferred plus a guaranteed return. The DCP is unfunded. As of December 31, 2010 and 2009, the liability for the deferred compensation plan and interest thereon was $78,000 and $75,000, respectively.

NOTE 16 — COMMITMENTS AND CONTINGENCIES

Lease Commitments

We lease our premises under non-cancelable operating leases. At December 31, 2010, future minimum annual rental commitments under these non-cancelable operating leases, with initial or remaining terms of one year or more, was as follows:

Year Ending December 31,	Amount *(In Thousands)*
2011	$ 4,470
2012	4,180
2013	3,536
2014	2,154
2015	1,773
Thereafter	5,645
Total	**$21,758**

For the years ended December 31, 2010, 2009 and 2008, rental expenses recorded under such leases amounted to $5.7 million, $5.6 million and $5.2 million, respectively.

NOTE 16 — COMMITMENTS AND CONTINGENCIES *(Continued)*

Litigation

In the normal course of business, we are involved in various legal claims. Management has reviewed all legal claims against us with in-house or outside legal counsel and has taken into consideration the views of such counsel as to the outcome of the claims. In management's opinion, the final disposition of all such claims will not have a material adverse effect on our financial position or results of operations.

NOTE 17 — OFF-BALANCE SHEET COMMITMENTS

We are a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the Consolidated Balance Sheets. The Bank's exposure to credit losses in the event of non-performance by the other party to commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for extending loan facilities to customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, was based on management's credit evaluation of the counterparty.

Collateral held varies but may include accounts receivable; inventory; property, plant and equipment; and income-producing or borrower-occupied properties. The following table shows the distribution of undisbursed loan commitments as of the dates indicated:

	December 31,	
	2010	2009
	(In thousands)	
Commitments to Extend Credit	$ 178,424	$ 262,821
Standby Letters of Credit	15,226	17,225
Commercial Letters of Credit	11,899	13,544
Unused Credit Card Lines	24,649	23,408
Total Undisbursed Loan Commitments	**$230,198**	**$316,998**

NOTE 18 — SEGMENT REPORTING

Through our branch network and lending units, we provide a broad range of financial services to individuals and companies located primarily in Southern California. These services include demand, time and savings deposits; and commercial and industrial, real estate and consumer lending. While our chief decision makers monitor the revenue streams of our various products and services, operations are managed and financial performance is evaluated on a company-wide basis. Accordingly, we consider all of our operations to be aggregated in one reportable operating segment.

NOTE 19 — CUMULATIVE-EFFECT ADJUSTMENT FROM THE ADOPTION OF EITF ISSUE NO. 06-4

In September 2006, the FASB's Emerging Issues Task Force ("EITF") issued FASB ASC 715, *"Compensation-Retirement Benefits,"* which requires the recognition of a liability related to the postretirement benefits covered by an endorsement split-dollar life insurance arrangement. The consensus highlights that the employer (who is also the policyholder) has a liability for the benefit it is providing to its employee. As such, if the policyholder has agreed to maintain the insurance policy in force for the employee's benefit during his or her retirement, then the liability recognized during the employee's active service period should be based on the future cost of insurance to be incurred during the employee's retirement. Alternatively, if the policyholder has agreed to provide the employee with a death benefit, then the liability for the future death benefit should be recognized by following the guidance in FASB ASC 715, *"Compensation-Retirement Benefits,"* or Accounting Principles Board Opinion No. 12, as appropriate. For transition, an entity could apply the guidance using either of the following approaches: (a) a change in accounting principle through retrospective application to all periods presented; or (b) a change in accounting principle through a cumulative-effect adjustment to the balance in retained earnings at the beginning of the year of adoption. We adopted the provisions of FASB ASC 715 on January 1, 2008 and recorded a $2.2 million cumulative-effect adjustment to the beginning balance in retained earnings.

NOTE 20 — LIQUIDITY

Hanmi Financial

Currently, management believes that Hanmi Financial, on a stand-alone basis, has adequate liquid assets to meet its operating cash needs through December 31, 2011. On August 29, 2008, we elected to suspend payment of quarterly dividends on our common stock in order to preserve our capital position. In addition, Hanmi Financial has elected to defer quarterly interest payments on its outstanding junior subordinated debentures until further notice, beginning with the interest payment that was due on January 15, 2009. As of December 31, 2010, Hanmi Financial's liquid assets, including amounts deposited with the Bank, totaled $7.7 million, up from $3.5 million as of December 31, 2009.

Hanmi Bank

Management believes that the Bank, on a stand-alone basis, has adequate liquid assets to meet its current obligations. The Bank's primary funding source will continue to be deposits originated through its branch platform. In an effort to preserve liquidity, the Bank deployed innovative products, such as Advantage and Diamond Freedom CDs, during the first nine months of 2010, and utilized Internet rate service providers in the first half of 2010. Through this campaign and the use of Internet rate service providers, the Bank achieved the objectives of maintaining adequate liquidity and significantly reducing its reliance on brokered deposits. As a result, total deposits decreased by $282.6 million, or 10.3 percent, from $2.75 billion as of December 31, 2009 to $2.47 billion as of December 31, 2010, primarily due to a $203.5 million decrease in brokered deposits. The Bank's wholesale funds historically consisted of FHLB advances and brokered deposits. As of December 31,

NOTE 20 — LIQUIDITY *(Continued)*

2010, in compliance with its regulatory restrictions, the Bank had no brokered deposits, and had FHLB advances of only $153.7 million that slightly decreased $328,000 in 2010.

The Bank's primary source of borrowings is the FHLB, from which the Bank is eligible to borrow up to 15 percent of its total assets. As of December 31, 2010, the total borrowing capacity available based on pledged collateral and the remaining available borrowing capacity were $444.2 million and $290.5 million, respectively. The Bank's FHLB borrowings as of December 31, 2010 totaled $153.7 million, representing 5.3 percent of total assets. As of March 9, 2011, the Bank's FHLB borrowing capacity available based on pledged collateral and the remaining available borrowing capacity were $435.1 million and $281.5 million, respectively. The amount that the FHLB is willing to advance differs based on the quality and character of qualifying collateral pledged by the Bank, and the advance rates for qualifying collateral may be adjusted upwards or downwards by the FHLB from time to time. To the extent deposit renewals and deposit growth are not sufficient to fund maturing and withdrawable deposits, repay maturing borrowings, fund existing and future loans and investment securities and otherwise fund working capital needs and capital expenditures, the Bank may utilize the remaining borrowing capacity from its FHLB borrowing arrangement.

As a means of augmenting its liquidity, the Bank had $295.0 million unpledged marketable securities that are available for sale at December 31, 2010. Also, the Bank had an available borrowing source of $146.3 million from the Federal Reserve Discount Window (the "Fed Discount Window"), to which the Bank pledged loans with a carrying value of $376.6 million, and had no borrowings as of December 31, 2010. The Bank is currently in the secondary program of the Borrower in Custody Program of the Fed Discount Window, which allows the Bank to request very short-term credit (typically overnight) at a rate that is above the primary credit rate within a specified period. In August 2010, South Street Securities LLC extended a line of credit to the Bank for reverse repurchase agreements up to a maximum of $100.0 million.

The Bank has Contingency Funding Plans ("CFPs") designed to ensure that liquidity sources are sufficient to meet its ongoing obligations and commitments, particularly in the event of a liquidity contraction. The CFPs are designed to examine and quantify its liquidity under various "stress" scenarios. Furthermore, the CFPs provide a framework for management and other critical personnel to follow in the event of a liquidity contraction or in anticipation of such an event. The CFPs address authority for activation and decision making, liquidity options and the responsibilities of key departments in the event of a liquidity contraction.

Current market conditions have limited the Bank's liquidity sources principally to interest-bearing deposits, unpledged marketable securities, and secured funding outlets such as the FHLB and Fed Discount Window. There can be no assurance that actions by the FHLB or Federal Reserve Bank would not reduce the Bank's borrowing capacity or that the Bank would be able to continue to replace deposits at competitive rates. As of December 31, 2010, in compliance with its regulatory restrictions, the Bank does not have any brokered deposits and would consult in advance with its regulators if it were to consider accepting brokered deposits in the future.

NOTE 20 — LIQUIDITY *(Continued)*

The Bank believes that it nonetheless has adequate liquidity resources to fund its obligations with its interest-bearing deposits, unpledged marketable securities, and secured credit lines with the FHLB and Fed Discount Window.

NOTE 21 — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

BALANCE SHEETS

	December 31, 2010	December 31, 2009
	(In Thousands)	
ASSETS		
Cash	$ 7,716	$ 3,486
Securities Available for Sale	774	794
Investment in Consolidated Subsidiaries	251,808	228,324
Investment in Trust Preferred Securities	2,475	2,475
Other Assets	1,654	1,538
TOTAL ASSETS	**$264,427**	**$236,617**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Junior Subordinated Debentures	$ 82,406	$ 82,406
Other Liabilities	8,765	4,467
Stockholders' Equity	173,256	149,744
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$264,427**	**$236,617**

STATEMENTS OF OPERATIONS

	Year Ended December 31, 2010	2009	2008
		(In Thousands)	
Equity in Earnings (Losses) of Subsidiaries	$ (82,705)	$ (118,340)	$ (97,040)
Other Expenses, Net	(5,339)	(6,057)	(8,610)
Income Tax Benefit	35	2,120	3,557
NET INCOME (LOSS)	**$(88,009)**	**$(122,277)**	**$(102,093)**

NOTE 21 — CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY *(Continued)*

STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2010	2009	2008
		(In Thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Loss	$ (88,009)	$(122,277)	$(102,093)
Adjustments to Reconcile Net Income (Loss) to Net Cash Used In Operating Activities:			
Losses of Subsidiaries	82,705	118,340	97,040
Share-Based Compensation Expense	1,013	906	1,036
Changes in Fair Value of Stock Warrants	(362)	–	–
(Increase) Decrease in Other Assets	(116)	200	(706)
Increase (Decrease) in Other Liabilities	2,706	3,311	(2,983)
Net Cash Provided (Used) In Operating Activities	**(2,063)**	**480**	**(7,706)**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Dividends Received from Hanmi Bank	–	–	8,500
Payments from (to) Hanmi Bank	(110,000)	(6,000)	–
Net Cash Provided (Used) By Investing Activities	**(110,000)**	**(6,000)**	**8,500**
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from Exercise of Stock Options and Stock Warrants	22	–	–
Net Proceeds from Issuance of Common Stock in Offering	116,271	6,839	–
Cash Paid to Repurchase Stock Options and Stock Warrants	–	–	(70)
Cash Dividends Paid	–	–	(3,853)
Net Cash Provided (Used) In Financing Activities	**116,293**	**6,839**	**(3,923)**
NET INCREASE (DECREASE) IN CASH	**4,230**	**1,319**	**(3,129)**
Cash at Beginning of Year	3,486	2,167	5,296
CASH AT END OF YEAR	**$ 7,716**	**$ 3,486**	**$ 2,167**

NOTE 22 — QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data follows:

	Quarter Ended			
	March 31	June 30	September 30	December 31
	(Dollars in thousands; except per share amounts)			
2010:				
Interest and Dividend Income	$ 38,053	$ 36,171	$ 35,675	$ 34,613
Interest Expense	10,719	9,875	9,402	8,642
Net Interest Income Before Provision for Credit Losses	27,334	26,296	26,273	25,971
Provision for Credit Losses	57,996	37,500	22,000	5,000
Non-Interest Income	7,005	6,677	5,671	6,053
Non-Interest Expense	26,224	24,766	24,079	21,735
Income (Loss) Before Provision (Benefit) for Income Taxes	(49,881)	(29,293)	(14,135)	5,289
Provision (Benefit) for Income Taxes	(395)	(36)	442	(23)
NET INCOME (LOSS)	**$(49,486)**	**$(29,257)**	**$(14,577)**	**$ 5,312**
EARNINGS (LOSS) PER SHARE:				
Basic	$ (0.97)	$ (0.57)	$ (0.12)	$ 0.04
Diluted	$ (0.97)	$ (0.57)	$ (0.12)	$ 0.04
2009:				
Interest and Dividend Income	$ 48,015	$ 47,680	$ 45,495	$ 42,957
Interest Expense	24,885	24,544	18,977	14,512
Net Interest Income Before Provision for Credit Losses	23,130	23,136	26,518	28,445
Provision for Credit Losses	45,953	23,934	49,500	77,000
Non-Interest Income	8,380	7,678	8,213	7,839
Non-Interest Expense	18,252	25,703	23,689	22,710
Income (Loss) Before Provision for Income Taxes	(32,695)	(18,823)	(38,458)	(63,426)
Provision for Income Taxes	(15,499)	(9,288)	21,207	(27,545)
NET INCOME (LOSS)	**$(17,196)**	**$ (9,535)**	**$(59,665)**	**$(35,881)**
EARNINGS (LOSS) PER SHARE:				
Basic	$ (0.37)	$ (0.21)	$ (1.26)	$ (0.70)
Diluted	$ (0.37)	$ (0.21)	$ (1.26)	$ (0.70)

NOTE 23 — SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of issuance of the financial data included herein. There have been no subsequent events that occurred during such period that would require disclosure in this Form 10-K or would be required to be recognized in the Consolidated Financial Statements as of December 31, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

HANMI FINANCIAL CORPORATION

By: /s/ Jay S. Yoo

Jay S. Yoo
President and Chief Executive Officer

Date: March 16, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of March 16, 2011.

/s/ Jay S. Yoo
Jay S. Yoo
President and Chief Executive Officer
(Principal Executive Officer)

/s/ Brian E. Cho
Brian E. Cho
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ Joseph K. Rho
Joseph K. Rho
Chairman of the Board

/s/ I Joon Ahn
I Joon Ahn
Director

/s/ John A. Hall
John A. Hall
Director

/s/ William J. Stolte
William J. Stolte
Director

/s/ Joon Hyung Lee
Joon Hyung Lee
Director

/s/ Paul (Seon-Hong) Kim
Paul (Seon-Hong) Kim
Director

HANMI FINANCIAL CORPORATION AND SUBSIDIARIES

EXHIBIT INDEX

Exhibit Number	Document
3.1	Amended and Restated Certificate of Incorporation of Hanmi Financial Corporation, dated April 19, 2000 (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2010).
3.2	Certificate of Second Amendment of Certificate of Incorporation of Hanmi Financial Corporation, dated June, 23, 2004 (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2010).
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Hanmi Financial Corporation, dated May 28, 2009 (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2010).
3.4	Certificate of Amendment of Amended and Restated Certificate of Incorporation of Hanmi Financial Corporation, dated July 28, 2010 (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q, filed with the SEC on November 9, 2010).
3.5	Amended and Restated Bylaws of Hanmi Financial Corporation, dated April 19, 2000 (Previously filed and incorporated by reference herein from Hanmi Financial's Registration Statement on Form S-3 filed with the SEC on February 4, 2010).
3.6	Certificate of Amendment to Bylaws of Hanmi Financial Corporation, dated November 21, 2007 (Previously filed and incorporated by reference herein from Hanmi Financial's Registration Statement on Form S-3 filed with the SEC on February 4, 2010).
4	Specimen stock certificate representing Hanmi Financial Corporation Common Stock
4.1	Hanmi Financial Corporation Warrant for the Purchase of Shares of Common Stock, issued to Cappello Capital Corp., dated October 14, 2010 (Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on October 14, 2010).
10.1	Amended and Restated Trust Agreement of Hanmi Capital Trust I dated as of January 8, 2004 among Hanmi Financial Corporation, Deutsche Bank Trust Company Americas, as Property Trustee, Deutsche Bank Trust Company Delaware, as Delaware Trustee, and the Administrative Trustees Named Therein (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004).
10.2	Hanmi Capital Trust I Junior Subordinated Indenture dated as of January 8, 2004 entered into between Hanmi Financial Corporation and Deutsche Bank Trust Company Americas, as Trustee (included as Exhibit D to Exhibit 10.1) (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004).
10.3	Hanmi Capital Trust I Guarantee Agreement dated as of January 8, 2004 entered into between Hanmi Financial Corporation, as Guarantor, and Deutsche Bank Trust Company Americas, as Guarantee Trustee (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004).
10.4	Hanmi Capital Trust I Form of Common Securities Certificate (included as Exhibit B to Exhibit 10.1) (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004).
10.5	Hanmi Capital Trust I Form of Preferred Securities Certificate (included as Exhibit C to Exhibit 10.1) (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004).
10.6	Amended and Restated Trust Agreement of Hanmi Capital Trust II dated as of March 15, 2004 among Hanmi Financial Corporation, Deutsche Bank Trust Company Americas, as Property Trustee, Deutsche Bank Trust Company Delaware, as Delaware Trustee, and the Administrative Trustees Named Therein (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004).

EXHIBIT INDEX *(Continued)*

Exhibit Number	Document
10.7	Hanmi Capital Trust II Junior Subordinated Indenture dated as of March 15, 2004 entered into between Hanmi Financial Corporation and Deutsche Bank Trust Company Americas, as Trustee (included as Exhibit D to Exhibit 10.6) (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004).
10.8	Hanmi Capital Trust II Guarantee Agreement dated as of March 15, 2004 entered into between Hanmi Financial Corporation, as Guarantor, and Deutsche Bank Trust Company Americas, as Guarantee Trustee (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004).
10.9	Hanmi Capital Trust II Form of Common Securities Certificate (included as Exhibit B to Exhibit 10.6) (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004).
10.10	Hanmi Capital Trust II Form of Preferred Securities Certificate (included as Exhibit C to Exhibit 10.6) (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004).
10.11	Amended and Restated Trust Agreement of Hanmi Capital Trust III dated as of April 28, 2004 among Hanmi Financial Corporation, Deutsche Bank Trust Company Americas, as Property Trustee, Deutsche Bank Trust Company Delaware, as Delaware Trustee, and the Administrative Trustees Named Therein, (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004).
10.12	Hanmi Capital Trust III Junior Subordinated Indenture dated as of April 28, 2004 entered into between Hanmi Financial Corporation and Deutsche Bank Trust Company Americas, as Trustee (included as exhibit D to Exhibit 10.11) (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004).
10.13	Hanmi Capital Trust III Guarantee Agreement dated as of April 28, 2004 entered into between Hanmi Financial Corporation, as Guarantor, and Deutsche Bank Trust Company Americas, as Guarantee Trustee (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004).
10.14	Hanmi Capital Trust III Form of Common Securities Certificate (included as Exhibit B to Exhibit 10.11) (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004).
10.15	Hanmi Capital Trust III Form of Preferred Securities Certificate (included as Exhibit C to Exhibit 10.11) (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed with the SEC on August 9, 2004).
10.16	Employment Agreement Between Hanmi Financial Corporation and Hanmi Bank, on the One Hand, and Jay S. Yoo, on the Other Hand, dated as of June 19, 2008 (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 filed with the SEC on August 11, 2008).†
10.17	Hanmi Financial Corporation 2007 Equity Compensation Plan (Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on June 26, 2007).†
10.18	Hanmi Financial Corporation Year 2000 Stock Option Plan (Previously filed and incorporated by reference herein from Hanmi Financial's Registration Statement on Form S-8 filed with the SEC on August 18, 2000).†
10.19	Form of Notice of Stock Option Grant and Agreement Pursuant to 2007 Equity Compensation Plan (Previously filed and incorporated by reference herein from Hanmi Financial's Annual Report on Form 10-K/A for the year ended December 31, 2008 filed with the SEC on April 9, 2009).†
10.20	Hanmi Financial Corporation Amended and Restated 2007 Employee Stock Incentive Plan — Restricted Stock Agreement (Previously filed and incorporated by reference herein from Hanmi Financial's Annual Report on Form 10-K/A for the year ended December 31, 2008 filed with the SEC on April 9, 2009)†

Exhibit Number	Document
10.21	Form of Notice of Grant and Restricted Stock Agreement Pursuant to 2007 Equity Compensation Plan (Previously filed and incorporated by reference herein from Hanmi Financial's Annual Report on Form 10-K/A for the year ended December 31, 2008 filed with the SEC on April 9, 2009).†
10.22	Employment Offer Letter with Brian E. Cho, executed November 1, 2007 (Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on December 3, 2007).†
10.23	Securities Purchase Agreement, dated June 12, 2009, by and between Hanmi Financial Corporation and Leading Investments & Securities Co., Ltd. (Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on June 15, 2009).
10.24	Registration Rights Agreement, dated June 12, 2009, by and between Hanmi Financial Corporation and Leading Investments & Securities Co., Ltd. (Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on June 15, 2009).
10.25	First Amendment to the Securities Purchase Agreement, dated July 31, 2009, by and between Hanmi Financial Corporation and Leading Investment & Securities Co., Ltd. (Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on August 3, 2009).
10.26	Amended and Restated Term Sheet, dated September 14, 2009, by and among Hanmi Financial Corporation, Leading Investment & Securities Co., Ltd., and IWL Partners LLC (Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on September 15, 2009).
10.27	Second Amendment to the Securities Purchase Agreement, dated September 28, 2009, by and between Hanmi Financial Corporation and Leading Investment & Securities Co., Ltd. (Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on October 2, 2009).
10.28	First Amendment to the Amended and Restated Term Sheet, dated September 28, 2009, by and between Hanmi Financial Corporation, Leading Investment & Securities Co., Ltd., and IWL Partners, LLC (Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on October 2, 2009).
10.29	Final Order, dated November 2, 2009, issued to Hanmi Bank by the California Department of Financial Institutions
10.30	Written Agreement, dated November 2, 2009, by and between Hanmi Financial Corporation and Hanmi Bank, on one hand, and the Federal Reserve Bank of San Francisco, on the other hand
10.31	Summary of 2010 Executive Retention Plan (Previously filed and incorporated by reference herein from Hanmi Financial's Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 filed with the SEC on August 9, 2010). †
10.32	Securities Purchase Agreement, dated as of May 25, 2010, by and between Hanmi Financial and Woori Finance Holdings Co. Ltd. (Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on May 28, 2010).
10.33	Amendment No. 1 to the Securities Purchase Agreement, dated as of September [•] 2010, by and between Hanmi Financial and Woori Finance Holdings Co. Ltd. (Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on October 1, 2010).
10.34	Amendment No. 2 to the Securities Purchase Agreement, dated as of November 30, 2010, by and between Hanmi Financial and Woori Finance Holdings Co. Ltd. (Previously filed and incorporated by reference herein from Hanmi Financial's Current Report on Form 8-K filed with the SEC on November 30, 2010).
10.35	Form of Indemnification Agreement
14	Code of Ethics (Previously filed and incorporated by reference herein from Hanmi Financial's Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 16, 2005).

EXHIBIT INDEX *(Continued)*

Exhibit Number	Document
21	Subsidiaries of the Registrant (Previously filed and incorporated by reference herein from Hanmi Financial's Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on February 29, 2008).
23	Consent of KPMG LLP
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† *Constitutes a management contract or compensatory plan or arrangement.*

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BRANCH OFFICES

CORPORATE HEADQUARTERS
3660 Wilshire Boulevard
Penthouse Suite A
Los Angeles, California 90010
(213) 382-2200

Beverly Hills Branch
9300 Wilshire Boulevard, Suite 101
Beverly Hills, California 90212
(310) 724-7800

Cerritos-Artesia Branch
11754 East Artesia Boulevard
Artesia, California 90701
(562) 658-0100

Cerritos-South Branch
11900 South Street, Suite 109
Cerritos, California 90703
(562) 467-7400

Diamond Bar Branch
1101 Brea Canyon Road, Suite a-1
Diamond Bar, California 91789
(909) 348-6600

Downtown-Los Angeles Branch
950 South Los Angeles Street
Los Angeles, California 90015
(213) 347-6051

Fashion District Branch
726 East 12th Street, Suite 211
Los Angeles, California 90021
(213) 743-5850

Fullerton-Beach Branch
5245 Beach Boulevard
Buena Park, California 90621
(714) 232-7600

Gardena Branch
2001 West Redondo Beach Boulevard
Gardena, California 90247
(310) 965-9400

Garden Grove-Brookhurst Branch
9820 Garden Grove Boulevard
Garden Grove, California 92844
(714) 590-6900

Garden Grove-Magnolia Branch
9122 Garden Grove Boulevard
Garden Grove, California 92844
(714) 741-4420

Irvine Branch
14474 Culver Drive, Suite D
Irvine, California 92604
(949) 262-2500

Koreatown Galleria Branch
3250 West Olympic Boulevard
Suite 200
Los Angeles, California 90006
(323) 730-4830

Koreatown Plaza Branch
928 South Western Avenue
Suite 260
Los Angeles, California 90006
(213) 385-2244

Northridge Branch
10180 Reseda Boulevard
Northridge, California 91324
(818) 709-3300

Olympic Branch
3737 West Olympic Boulevard
Los Angeles, California 90019
(323) 370-2800

Olympic-Kingsley Branch
3099 West Olympic Boulevard
Los Angeles, California 90006
(213) 385-1234

Rancho Cucamonga Branch
9759 Baseline Road
Rancho Cucamonga, California 91730
(909) 919-7599

Rowland Heights Branch
18720 East Colima Road
Rowland Heights, California 91748
(626) 435-1400

San Diego Branch
4637 Convoy Street, Suite 101
San Diego, California 92111
(858) 467-4800

San Francisco Branch
1469 Webster Street
San Francisco, California 94115
(415) 749-7600

Silicon Valley Branch
2765 El Camino Real
Santa Clara, California 95051
(408) 260-3400

Torrance-Crenshaw Branch
2370 Crenshaw Boulevard, Suite H
Torrance, California 90501
(310) 781-1200

Torrance-Del Amo Mall Branch
21838 Hawthorne Boulevard
Torrance, California 90503
(310) 214-4280

Van Nuys Branch
14427 Sherman Way
Van Nuys, California 91405
(818) 779-3120

Vermont Branch
933 South Vermont Avenue
Los Angeles, California 90006
(213) 252-6380

Western Branch
120 South Western Avenue
Los Angeles, California 90004
(213) 427-5751

Wilshire-Hobart Branch
3660 Wilshire Boulevard, Suite 103
Los Angeles, California 90010
(213) 427-5757

Commercial Loan Department
3660 Wilshire Boulevard, Suite 1050
Los Angeles, California 90010
(213) 637-4792

Consumer Lending Center
3660 Wilshire Boulevard, Suite 424
Los Angeles, California 90010
(213) 252-6400

International Finance
933 S. Vermont Avenue, 2nd Floor
Los Angeles, California 90006
(213) 427-5680

Private Banking Department
3737 W. Olympic Boulevard
Los Angeles, California 90019

SBA Department
3660 Wilshire Boulevard, Suite 116
Los Angeles, California 90010
(213) 427-5722

Northwest Region
Loan Production Office
500 108th Avenue N.E., #280
Bellevue, Washington 98001
(425) 454-0178



Hanmi Bank

CORPORATE HEADQUARTERS

3660 Wilshire Boulevard

Los Angeles, California 90010

www.hanmi.com